Form 10-K, Exhibit 13
period 1994-09-24
DATA GENERAL CORP
filed 1994-12-21
CIK 26999

to our stockholders, customers, and employees:

In fiscal 1994, Data General completed the fifth year of a business transition which has changed the course of our company. When the transition began, more than 90 percent of our product revenues were derived from our ECLIPSE(R) MV family of proprietary minicomputers. Today, we are an open systems company with nearly 90 percent of fiscal 1994 fourth quarter product revenues coming from commercial UNIX systems based on our AViiON servers, CLARiiON storage products, DG/UX software, and associated systems and workstations. A customer base of more than 26,000 AViiON installations, with a total value of more than $1.5 billion, has been established since 1989.

The journey has been challenging. Our company has made as significant a transition as any in the industry. In the proprietary minicomputer business, Data General designed and manufactured in house virtually all products. The open systems business of today operates with a new set of dynamics: buy rather than make, and form alliances that complement our capabilities. These dynamics apply to all aspects of our business from product development to the delivery of solutions and services to customers.

To compete in open systems, where gross margins are substantially lower than proprietary systems, Data General has restructured its operations. We have incurred $388 million in restructuring costs over the past 10 years. We are now positioned for a return to profitability as open systems product revenues continue to grow.

FISCAL 1994 RESULTS

Fiscal 1994 marked our first year-over-year revenue increase since 1991. Revenues were $1.12 billion, compared with $1.08 billion for the previous year, an increase of four percent. Revenues increased sequentially in each of the last three quarters of fiscal 1994, and were higher than in the comparable periods of fiscal 1993. The major reason for this growth is our AViiON product family, where revenues increased nearly 20 percent over last year, coupled with the increasing acceptance of our Open CLARiiON storage systems.

For fiscal 1994, Data General reported a net loss of $87.7 million, or $2.45 per share, including a restructuring charge of $35 million recorded in the second quarter, primarily for costs associated with a workforce reduction. In fiscal 1993, we reported a net loss of $60.5 million, or $1.73 per share, including a restructuring charge of $25 million.

The key to reaching our goal of returning to profitability is straightforward: we must continue to grow revenues while keeping our costs in line.

FINANCIAL STRENGTH

Our balance sheet remains strong. Cash as a percentage of revenues continues to be among the highest in our industry. Our inventory turn rate is among the best in the industry.

We were able to maintain our strong cash position in the face of operating losses during fiscal 1994. Our cash position was helped by $17 million in proceeds from a sale and leaseback transaction for our Westboro facilities, and improved receivable collections.

In addition, as announced in October 1994, we further strengthened our cash position after fiscal 1994 ended as the result of a $53 million settlement of a six-year-old copyright and trade secret infringement lawsuit with Northrop Grumman Corporation. The settlement will result in a pre-tax gain, net of related legal fees and other expenses, of $44.5 million which will be included in the financial results for the first quarter of our 1995 fiscal year.

STRATEGIC FOCUS

Data General has focused its products and services on large commercial enterprises that need high-availability systems, such as our high-end AViiON servers and CLARiiON storage products, to support large numbers of users, handle large volumes of transactions, and support large databases.

As a result, revenues from high-end AViiON servers grew 59 percent in fiscal 1994. We introduced new high-end models late in fiscal 1994 and added features that are required by enterprise customers. These features include AV Clusters(TM) that allow 24-hour, 365-day applications availability and continuous data center operation with graphical Windows-based products for storage, systems, and network management.

AViiON servers, which currently include models with up to 16 processors, have consistently ranked among the leaders in database performance, scalability, and price/performance. These attributes, together with reliability and high availability, are key selling points of AViiON systems. They have helped Data General rank among the leading suppliers of medium-scale UNIX based systems in both 1992 and 1993, according to reports from International Data Corporation.

We continue to forge strategic alliances with leading software firms. We are focusing on partners that deliver integrated business applications, databases, development tools, and management software needed for enterprise-wide solutions. We provide additional applications through industry-specific software vendors and computer resellers.

In 1994, we turned working relationships into closer strategic partnerships with such companies as Oracle, Sybase, Informix, and Computer Associates - companies that focus on enterprise needs. We formed new alliances with other leading vendors such as SAP AG. We also expanded our worldwide position in several key markets by signing strategic distribution agreements with a number of companies including Avnet Inc., the largest computer reseller in the United States.

In addition to CLARiiON storage products that are sold with Data General AViiON and ECLIPSE computers, Open CLARiiON products are available for use with systems from IBM, Digital Equipment Corporation, and Sun Microsystems, as well as with systems running on Novell NetWare, NT, OS/2, and SCO UNIX. Open CLARiiON products are sold through OEM agreements with Storage Technology Corporation, Amdahl, Memorex Telex, Convex Computer, Bull SA, and other systems vendors. They are also sold through distribution agreements with Access Graphics, Gates/FA, and Dickens Data in the U.S., Daou in Korea, Omron in Japan, and a number of European firms. Collectively, these agreements provide an opportunity for strong Open CLARiiON sales growth in 1995 and future years.

In fiscal 1994, we consolidated our customer services and systems integration operations into a single Worldwide Services organization. The consolidation will lower our infrastructure costs while providing more efficient services to our customers. Services represent approximately $400 million in revenues for Data General. They also represent growth opportunities, particularly in systems integration where we can provide customers with added value through networking, software customization, training, and other professional services.

Our products, technology direction, strategic partnerships, solutions, and services come together in a common sense approach to our business. "Bringing Common Sense to Computing" is a theme you will see highlighted in this annual report and in our worldwide advertising during fiscal 1995.

OUTLOOK

We enter fiscal 1995 as a financially strong company with a solid balance sheet, an experienced and cost-conscious management team, and talented employees. We have an excellent product family and we are developing new products that respond to customer needs and provide new opportunities for Data General. Our alliances with leading software companies continue to increase the number of business applications available on the AViiON platform. All of this translates into value for our customers and business for Data General.

We are confident that continued growth in revenues, combined with aggressive management of our cost structure, will lead to a return to profitability.

Respectfully submitted,



Ronald L. Skates
President and Chief Executive Officer
December 14, 1994



BRINGING COMMON SENSE TO COMPUTING

Corporate computing has become complex and confusing. Choosing from the plethora of computing alternatives is becoming more difficult for information technology executives. Many new "solutions" often fail to improve business operations or justify their cost. Today, information technology executives are demanding straightforward, common sense solutions to computing issues.

In the new world of open systems, the rules of computing have changed dramatically. Historically the computer industry has delivered a continuous stream of new technologies, new cost parameters, new performance metrics, and new solutions options, but never at today's pace or with such a pervasive impact on business.

Data General Corporation has taken a common sense approach to resolve these issues for customers. We have structured our business based on our experience in high-end commercial computing.

We do not waste time and money duplicating existing commodity technology. Rather, we create advanced computer servers and storage systems that incorporate the best commodity technologies available. We use these technologies in our systems, and add value in the systems software to ensure industry-leading price/performance, systems management, and high availability.

We work with leading software partners to provide the applications, databases, and software tools customers want.

And we offer complete services to design, implement, and support computing solutions. The result is a reasonably priced computing solution that is capable, flexible, scalable, and highly available.


OUR FOCUS

enterprise-wide, business-critical applications supporting:
*   large numbers of users
*   large transaction rates
*   large databases

OUR APPROACH

*   large-scale computing systems based on commodity economics
*   open solutions from leading suppliers
*   services to match technology to the customers' business needs

DESIGNING ADVANCED SYSTEMS USING THE BEST COMMODITY TECHNOLOGIES AVAILABLE

One important lesson we have learned since our founding in 1968 is that commodity economics overwhelm proprietary economics. We found that the best way to build leading-edge systems is to take inexpensive, off-the-shelf components from commodity semiconductor vendors, and add value at the system level with contemporary architectures, excellent software, and strong strategic partnerships.

We believe that the issue for systems vendors today is not how to design the fastest chip, disk, or box. Rather, the challenge is to integrate the latest commodities into a product line ahead of competitors.

A large percentage of Data General's intellectual resources is invested in software that enables us to get very high performance from off-the-shelf chips, disk drives, and other commodity devices. In short, we choose software elegance over hardware complexity, and commodity components over proprietary. As a result, our systems are inexpensive and open, rather than exotic and proprietary.

Data General's differentiators today are in the software and architecture that enable us to deliver data center capabilities using multiple commodity devices. We believe that our expertise in enterprise-capable software provides a significant advantage.

This architectural approach has enabled us to build successive generations of AViiON systems, increasing performance by 44 times since the first models in 1989, while preserving customer investments in the software and business practices that are tied to their computing systems.

A similar architectural approach enabled us to build CLARiiON storage systems-fault-tolerant disk arrays that use commodity disk drives and leverage commodity economics and commodity technology advances. The disk drives in CLARiiON systems have increased in capacity eight-fold in two years. Users can take continual advantage of the increased storage capacity. And because CLARiiON subsystems support multiple vendors' UNIX based systems, as well as NetWare, NT, and most legacy platforms, the customer's investment in storage is not lost when computer systems are replaced or upgraded.

Data General's operating system, DG/UX, is optimized to take advantage of the best features of AViiON and CLARiiON systems in a commercial computing environment. DG/UX is a sophisticated, commercial implementation of the UNIX System V Release 4 operating system. Data General has been enhancing DG/UX for over a decade to provide a state-of-the-art platform for running core business applications. We have added significant value to UNIX without compromising adherence to existing standards.

DG/UX provides a robust file system, open connectivity, comprehensive systems and storage management, standards compliance, and applications scalability. Near-linear performance scalability is achieved through the design of both DG/UX and the AViiON hardware. When more processors are added in an AViiON server, system performance increases proportionately so that moving from a two-processor AViiON server to a four-processor server doubles the performance, and so on up the line with six, eight, twelve, or sixteen processors.

To support mission-critical applications, DG/UX supports a range of high-availability solutions including single-system fast recovery and redundancy capabilities, dual-system fail-over configurations, and multi-system AV Clusters. These high-availability systems can be combined with "lights out" systems management enabling 24-hour a day data center operations with minimal operator intervention.

In addition, with the recent introduction of the DSO Defense Security Option, DG/UX became the first multi-processor UNIX operating system to support B2 level security, complying with strict security standards set by US government agencies.

Finally, DG/UX was designed to be largely instruction-set independent and easily portable, a cornerstone of our strategy to ensure that our customers' software investments on Data General platforms are preserved.

BUILDING SOFTWARE ALLIANCES FOR ENTERPRISE SOLUTIONS

Today, customers decide on a particular software solution, whether it be an integrated application or a database on which to develop a custom application. They then choose the hardware platform on which to deploy the application. For general-purpose system vendors, this means that a wide range of software packages must be able to run on their systems.

The strengths and market share leadership of the AViiON platform have caught the attention of many independent software vendors. Since Data General announced AViiON in February, 1989, over 3,000 UNIX software applications have been added to the company's software portfolio. Another 3,000 solutions are available through our comprehensive support of the PICK/UNIX operating environment.

Data General uses a common sense approach to forming software alliances that deliver solutions to large enterprise customers. This approach is based on maintaining an industry-leading software portfolio which divides and targets software solutions addressing particular enterprise customer needs:

ENTERPRISE RESOURCE MANAGEMENT: Packages that allow better business management through tools which integrate financial, human resources, manufacturing, and distribution applications into a single view. Examples: Oracle Applications, SAP R/3, CA-Masterpiece, PeopleSoft, FourGen, and Platinum Software.

ENTERPRISE REENGINEERING AND REHOSTING: Packages that allow enterprises to move applications to lower-cost, higher-performance open systems; augment existing applications with easier-to-use interfaces or enhanced functionality; or develop new applications based on state-of-the-art architectures such as client/server computing. Examples: AV Image and Forte.

DATABASE MANAGEMENT: Packages that allow customers to build new applications or purchase off-the-shelf solutions, and provide data security and integrity.
Examples: Advanced Pick, Cincom, Informix, CA-Ingres, Oracle, PI/open, Progress, Sybase, uniVerse, and Unidata.

ENTERPRISE MANAGEMENT: Packages that facilitate the management of complex computing environments including systems, security, databases, users, operations, and network management. Examples: HP OpenView, CA-UNICENTER, Tivoli Management Environment, and OS/EYE*NODE.

CORPORATE INFRASTRUCTURE SOLUTIONS: Packages that integrate the office infrastructure into the enterprise. Examples: AV onGO, GroupWise, Saros, and Soft*Switch.

Among our enterprise solutions, Data General provides the AV Image(TM) product set that includes document imaging software, an Imaging Toolkit for adding images to existing applications, and related imaging peripherals. AV Image software has been recognized as a standardsetter in the growing imaging market.

During the past year, we signed almost 50 new or enhanced agreements with leading software firms. We recently announced significant agreements with two of the industry's leading software manufacturers - Oracle Corporation and SAP AG. Data General's Systems Integration unit will sell, install, and support the full set of Oracle Applications worldwide. The Oracle product includes more than 25 integrated software modules for accounting, manufacturing, distribution, human resources, and project control. Our AViiON line is the first standard UNIX based server family to support the database for SAP's popular R/3 client/server applications running in a Windows NT environment, and at the time of announcement, recorded the highest performance ever for the NT R/3 application.

To provide customers with full applications support, Data General established a dedicated enterprise application laboratory in our Research Triangle Park, North Carolina, facility.


PROVIDING COMPLETE SERVICES TO DESIGN, IMPLEMENT, AND SUPPORT TOTAL COMPUTING SOLUTIONS

Years ago, computers helped to manage business. Today, they are an integral part of business. Managers rely on computers to be there, up and running, always available. Our philosophy on high availability is a reflection of that fact. We address availability on three different levels: components, operating systems, and through customer service.

Through AV/Alert(SM) software, our AViiON and CLARiiON systems diagnose themselves and automatically notify Data General if service is needed. We eliminate failure through hot repair and redundant components, and provide knowledgeable support people available to handle any problem the system cannot solve itself. It is an integrated approach that focuses on the system as a whole and not on an individual hardware or software component.

AViiON servers, CLARiiON storage systems, and the DG/UX operating system offer a highly integrated set of system resources dedicated to minimizing downtime. If a system should fail, a second system can automatically take over.

The Data General Customer Support Center operates 24 hours a day, 365 days a year, supplementing our expert field service force which specializes in on-site problem solving. Our optional OMNiiSERVICE(SM) program guarantees 99.5 percent operating system uptime for mission-critical systems.

In May 1994, Data General received the ISO 9001 certificate of compliance for its U.S. service and support operations from Underwriters Laboratories, Inc. Data General is the first major computer systems manufacturer to have its entire U.S. customer service and support operation certified under the international ISO 9001 quality standard. In addition to its customer service and worldwide manufacturing operations, ISO certification also has been recommended for, or received by, many of the company's research and development operations, its Special Systems Division, and its European Logistics organization. ISO certification has been earned by Data General subsidiary operations in Austria, Belgium, Denmark, Finland, France, Germany, Holland, Ireland, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

Data General provides complete services to design, implement, and support commercial computing environments. These include systems integration, professional services, technical services, and maintenance. In January 1994, Data General became the first vendor in the open systems business to offer professional services packages with fixed prices and statements of work. The company's Systems Integration Business Unit offers more than 50 packages, including implementation services for AViiON, CLARiiON, CA-UNICENTER, PICK/UNIX, AV Image, NetWare, Healthcare, and World-Wide Web (Internet) applications. These packaged services are designed to help customers become productive quickly.

We also offer a worldwide telecommunications service for customers with global information needs. The network currently serves more than 20 countries, with major hubs in North America, Australia, Hong Kong, and the United Kingdom. Data General designs the customer network and implements a network topology tailored to user needs. Monitoring, management, and service restoration functions are performed through the centralized Network Control Center, operated by Data General in Westboro, Massachusetts.

For customers of our ECLIPSE MV family of computers, we provided more than 70 ECLIPSE software releases and a dozen new professional services packages in the past year. We also introduced the MV/9800 and the MV/25000, powerful and cost-effective board upgrades for earlier MV systems.

In addition to our AViiON, CLARiiON, and ECLIPSE MV product families, we offer a full line of personal computers, ranging from notebooks to towers, all based on the latest microprocessor technologies. Other products and solutions are offered through Data General strategic alliances with a worldwide network of distributors, resellers, and other businesses. Data General Plus, our newly consolidated catalog and telephone sales support operation, provides customers with convenient access to Data General products and services, and to a full complement of networking products, computer supplies, and accessories.

Our service portfolio also includes an extensive education curriculum, and attractive leasing programs and options for customers, distributors, and resellers from Data General Leasing.

As a service to customers, strategic partners, solution providers, and others interested in Data General, we launched The Common Sense Connection,(SM) a comprehensive, interactive information library available on the Internet. The Common Sense Connection offers news re-leases, product and service information, the company's solutions directory, white papers on critical issues in computing, and a wide range of other company information.


Financial Review 1994

Five year summary of selected financial data ............................. 13
Management's discussion and analysis of financial condition and results of operations ......................................................... 14
Consolidated statements of operations .................................... 17
Consolidated balance sheets .............................................. 18
Consolidated statements of cash flows .................................... 19
Consolidated statements of stockholders'equity ........................... 20
Notes to consolidated financial statements ............................... 21
Report of independent accountants ........................................ 30
Supplemental financial information ....................................... 30
Facilities ............................................................... 31
Officers and directors ................................................... 32
Corporate information .................................................... 33





FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
DATA GENERAL CORPORATION
                                              YEAR ENDED
                        SEPT. 24,   SEPT. 25,  SEPT. 26,   SEPT. 28,  SEPT. 29,
IN THOUSANDS EXCEPT PER    1994        1993       1992        1991       1990
  SHARE AMOUNTS
Total revenues . . . ..$1,120,505  $1,077,869 $1,115,947  $1,228,854 $1,216,401
Total cost of revenues.   733,114     654,718    655,047     659,559    692,015
Research and
  development . . . . .    90,826     100,172    111,336     101,986    140,743
Selling, general, and
  administrative. . . .   341,343     346,740    357,528     384,317    444,583
Restructuring charge ..    35,000      25,000     48,000          --     71,700
  Total costs and
    expenses. . . . . . 1,200,283   1,126,630  1,171,911   1,145,862  1,349,041
Income (loss) from
  operation . . . . . .   (79,778)    (48,761)   (55,964)     82,992   (132,640)
Interest expense, net..     8,168       6,734      3,448       4,451      3,905
Other income, net . . .     2,353         416         --      13,000         --
Income (loss) before
  income. . . . . . . .   (85,593)    (55,079)   (59,412)     91,541   (136,545)
Income tax provision ..     2,100       5,400      3,100       5,900      3,230
Net income (loss) . . .$  (87,693) $  (60,479)$  (62,512) $   85,641 $ (139,775)

Primary net income
  (loss) per share. . .    ($2.45)     ($1.73)    ($1.91)      $2.62     ($4.65)

Net income (loss) per
  share assuming full
  dilution. . . . . . .    ($2.45)     ($1.73)    ($1.91)      $2.45     ($4.65)



                                                 AS OF
                         SEPT. 24,  SEPT. 25,  SEPT. 26,  SEPT. 28,  SEPT. 29,
DOLLARS IN THOUSANDS        1994       1993       1992       1991       1990
Current assets. . . . ..$  598,076 $  611,660 $  671,307 $  684,480 $  589,124
Current liabilities. . .   326,865    302,908    307,172    265,816    429,080
Working capital. . . . .$  271,211 $  308,752 $  364,135 $  418,664 $  160,044
Total assets. . . . . ..$  821,864 $  866,329 $  940,454 $  944,046 $  909,437
Annual expenditures for
  property, plant, and
  equipment . . . . . ..$   92,955 $   94,968 $   93,607 $   82,766 $   85,066
Long-term debt. . . . ..$  156,942 $  158,352 $  162,258 $  164,911 $   56,918
Other liabilities. . . .$   29,445 $   27,992 $   20,988 $   18,878 $   17,947
Stockholders' equity. ..$  308,612 $  377,077 $  450,036 $  494,441 $  405,492
Employees. . . . . . . .     5,800      6,500      7,100      8,500     10,600

The company has not declared or paid cash dividends since inception.


Results of Operations
The company reported a net loss of $88 million for fiscal 1994 compared with a net loss of $60 million for fiscal 1993 and a net loss of $63 million for fiscal 1992. Included in these fiscal year losses are restructuring charges of $35 million, $25 million, and $48 million, respectively.

Total revenues were $1.12 billion in fiscal 1994, compared with $1.08 billion in the prior fiscal year. Revenue trends improved in fiscal year 1994 with each of the last three quarters of the fiscal year showing revenue growth compared to the same quarter of the prior fiscal year. The growth was achieved in both the domestic and other international marketplaces. The European marketplace continues to be negatively impacted by the transition from proprietary to open systems, generally weak economic conditions, and competitive pricing pressures. In addition, the effect of a stronger U.S. dollar in relation to European currencies during the fiscal year resulted in lower revenues from this marketplace. Increases in sales of the company's AViiON and CLARiiON open systems families of products more than offset the decline in revenues from the company's proprietary ECLIPSE MV family. Revenues from personal computers reflected considerable growth from the prior year while service revenues showed a slight decrease from 1993 levels.

Product revenues, which accounted for 65% of total revenues in fiscal 1994, 62% in fiscal 1993 and 61% in fiscal 1992, increased more than 7% to $722 million from $673 million in fiscal 1993, following a slight decrease from $678 million in fiscal 1992. ECLIPSE MV revenues decreased 48% during fiscal 1994 and 34% in fiscal 1993. For the year, proprietary revenues represented less than 14% of the company's total product revenues. In fiscal 1994, the fifth year of shipments of the company's open systems, revenues from the AViiON family were approximately $470 million, nearly 20% more than fiscal 1993. In fiscal 1993, AViiON systems revenues grew 30% from fiscal 1992. In its second year of shipments, the Open CLARiiON line of mass storage systems grew considerably, accounting for more than 7% of overall product revenues in the current fiscal year.

The domestic market represented 55% of total product revenues in fiscal 1994, and 52% and 51% in fiscal years 1993 and 1992, respectively. Domestic product revenues for fiscal 1994 increased 17% from fiscal 1993, following a modest increase from fiscal 1992. Nearly 60% of this growth was attributable to increases from sales of Open CLARiiON mass storage systems. European product revenues, including U.S. direct export sales, decreased 12% to $192 million for the current fiscal year from $219 million in fiscal 1993. Foreign exchange accounted for approximately 3% of the total 12% decrease. Fiscal 1993 European product revenues represented a 4% decrease from $228 million in fiscal 1992. European product revenues continue to reflect the effects of the general economic weakness in this marketplace, the continuing transition from proprietary to open systems products, and the strengthening of the U.S. dollar in relation to European currencies. Other international product revenues, including U.S. direct export sales, increased 16% to $130 million for the current fiscal year from $112 million in fiscal 1993. Fiscal 1993 reflected a 20% decrease from $139 million in fiscal 1992. The increase in other international product revenues is largely due to stronger revenues from the South Pacific area and an increase in U.S. direct export sales to Japan.

Total service revenues decreased 2% to $398 million from $405 million for fiscal 1993. Fiscal 1993 had shown an 8% decrease from $438 million in fiscal 1992. Domestic service revenues remained relatively unchanged at $230 million compared to $229 million in fiscal 1993 and $227 million in fiscal 1992. European service revenues dropped 7% in fiscal 1994 to $122 million from $131 million in the prior year. Foreign exchange accounted for 3% of the total 7% decrease. Other international service revenues of $46 million remained relatively unchanged in fiscal 1994 compared to fiscal 1993. Fiscal 1993 other international service revenues reflected an 18% decrease from $55 million in fiscal 1992. A decline in hardware maintenance revenue in the domestic marketplace was more than offset by an increase in professional service revenues.

Cost of revenues accounted for 65% of total revenues in fiscal 1994 as compared with 61% in fiscal 1993. For the year ended September 26, 1992, total cost of revenues amounted to 59% of total revenues. Cost of product revenues increased to 67% of product revenues in fiscal 1994, compared with 62% and 58% in fiscal years 1993 and 1992, respectively. Competitive pricing pressures worldwide, a continuing shift in the composition of product revenues from international to domestic, where pricing patterns are generally lower, and the transition to the lower-margin industry-standard AViiON family of open systems and CLARiiON family of mass storage systems, more than offset benefits resulting from the company's cost reduction and restructuring programs.

Cost of service revenues was 63% of service revenues in fiscal year 1994, an increase from 59% in both fiscal years 1993 and 1992. The increase in cost of service revenues as a percentage of total service revenues was primarily a result of increases in revenues from systems integration activities which yield a lower margin than traditional service contract revenues.

In fiscal 1994, research and development expenses were $91 million or 8% of total revenues, compared to $100 million and $111 million or 9% and 10% of total revenues for fiscal years 1993 and 1992, respectively. The company continues to focus its research and development efforts on its core business technology, multi-user computer systems, servers, and mass storage devices. In addition, a change in product mix to open systems architectures has increased the use of industry-standard components purchased from third parties, which has reduced the requirement for research and development in hardware.

Selling, general and administrative expenses continue to decrease due to the company's worldwide cost reduction and containment programs. Selling, general and administrative costs decreased 2% to $341 million in fiscal 1994 when compared to fiscal 1993. Fiscal 1993 costs represented a 3% decrease from $358 million in fiscal year 1992. The company has responded to increasingly competitive industry conditions through ongoing cost reduction and containment programs. From fiscal 1990 to fiscal 1994, annual selling, general, and administrative expenses have been reduced by more than $100 million.

While the company has made significant progress towards becoming a supplier of open systems products and services, the company believes that its cost structure must continue to improve to that of an open systems business model. In the second quarter of the current fiscal year, the company identified additional cost reduction steps which include further realignment of the company's worldwide sales and service organizations. Consequently, results of operations for fiscal 1994 included a charge of $35 million primarily for estimated costs associated with a worldwide workforce reduction and the writedown of net book value of fixed assets associated with consolidating certain activities in the European marketplace. The provision relating to the workforce reduction was primarily for salary and benefit continuation and outplacement service. Fiscal 1993 and 1992 included similar charges of $25 million and $48 million, respectively, for estimated costs associated with worldwide workforce reductions, real estate and other costs associated with the company's restructuring actions. At the close of fiscal 1994, the number of employees totaled 5,800, a reduction of 700 employees from September 25, 1993. There were 7,100 employees as of September 26, 1992. Peak employment was 17,700 in fiscal 1984. There have been no material changes in the company's original estimates of the costs associated with the previously announced restructuring actions.

During fiscal 1993, the company sold three of the facilities that it had previously closed as a result of cost reduction programs. The company sold its Westbrook, Maine, its Portsmouth, New Hampshire, and a portion of its Woodstock, Connecticut facilities for proceeds of $8.7 million, $5.1 million and $1.9 million, respectively. In fiscal 1992, the company sold Data General Thailand, its Thailand manufacturing subsidiary, for net proceeds of $4.0 million in cash and a $6.0 million note receivable. Any excess proceeds from these sales over the net book value of properties was included in the restructuring reserve to offset anticipated costs associated with vacant properties.

Loss from operations of $80 million in fiscal 1994 was comprised of $45 million from the domestic marketplace, $18 million from Europe and $17 million from other international. These losses include restructuring charges of $21 million, $12 million, and $2 million for domestic, Europe, and other international, respectively.

Interest income for fiscal 1994 decreased 27% from fiscal 1993, following a 27% decrease from fiscal 1992 to fiscal 1993. The current year decrease was primarily due to lower average levels of invested funds. Interest expense in the current fiscal year remained relatively unchanged from both fiscal 1993 and 1992.

The income tax provision for fiscal 1994 was $2.1 million, compared to $5.4 million in fiscal 1993 and $3.1 million in fiscal 1992. The provisions primarily resulted from foreign and state taxes. The company continues to have significant operating loss carryforwards and unused tax credits available to minimize future tax liabilities. During the first quarter of fiscal 1994, the company adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. Previously, the company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The implementation of SFAS 109 did not have a material effect on either the company's consolidated financial position or results of operations.

In November 1992, the Financial Accounting Standards Board ("FASB") issued SFAS 112, "Employers' Accounting for Post-Employment Benefits". In May 1993, the FASB issued SFAS 114 and 115, "Accounting by Creditors for Impairment of a Loan" and "Accounting for Certain Investments in Debt and Equity Securities", respectively. SFAS 112 and SFAS 115 are effective for fiscal years beginning after December 15, 1993. SFAS 114 is effective for fiscal years commencing after December 15, 1994. The company will implement these statements as required. The future adoption of SFAS 112, SFAS 114, and SFAS 115 are not expected to have a material effect on the company's consolidated financial position or results of operations.

Liquidity and Capital Resources

The company's financial position remains strong. Cash and temporary cash investments as of September 24, 1994 were $142 million, an increase of $23 million from fiscal 1993. In addition, the company holds $48 million in marketable securities, a net decrease of $25 million from the prior fiscal year, which supplemented cash and temporary cash investments. These securities are primarily invested in United States Treasury bills and notes. Net cash provided from operations in fiscal 1994 was $74 million, expenditures for property, plant and equipment were $93 million, capitalized software development costs totaled $18 million, and cash provided from stock plans equaled $7 million. The company received $26 million relating to the sale of its corporate headquarters facilities and the sale of various investments net of a disbursement of $2 million in connection with the investment in an unaffiliated entity. Repayment of long-term debt was $2 million. The effect of currency fluctuations on cash and temporary cash investments was an increase of $4 million for fiscal year 1994.

Net receivables decreased $27 million to $259 million at September 24, 1994, primarily as a result of increased collection efforts worldwide, partially offset by the increase in fourth quarter fiscal 1994 revenues when compared to the same prior year period. The company's worldwide days sales outstanding decreased 13 days when compared to the prior fiscal year as a result of the increased collection efforts. Inventory levels increased $17 million during fiscal 1994, primarily as a result of the timing of inventory procurements during the fourth quarter. Net property, plant and equipment decreased $13 million principally due to the sale of the company's corporate headquarters complex. Accounts payable increased $7 million primarily attributable to the increase in end of quarter inventory procurements. Current and other liabilities increased $18 million to $261 million at September 24, 1994, as a result of the $35 million provision recorded in the company's second quarter for estimated costs of the company's continuing restructuring program and increased personnel and commission related accruals. These increases were partially offset by payment of a portion of previously accrued restructuring charges.

For the three year period ending September 24, 1994, cash and temporary cash investments decreased $7 million. Net cash provided from operations was $232 million. The sale of the company's corporate headquarters, other facilities, and net investments provided $47 million. The fiscal 1992 sale of the company's Thailand manufacturing subsidiary generated proceeds of $4 million. The company's employee stock plans provided $29 million. Long-term debt decreased $7 million, primarily due to repayment of Industrial Revenue Bonds applicable to the sales of the company's Portsmouth, New Hampshire and Woodstock, Connecticut facilities. Net proceeds from maturity of marketable securities was $44 million. Expenditures for property, plant and equipment totaled $282 million and the company's investment in capitalized software development costs was $61 million. The company paid $1 million of notes and disbursed $10 million in connection with the acquisition of the Customer Service Management Group division of HBO & Company in October of 1991. The effect of foreign exchange on this three year period was a $2 million decrease in cash.

Operations have generally been the primary source of the company's cash. Cash provided from operations has been augmented by proceeds from sales of stock under the company's stock plans, from sales of facilities, and from sales of other non-operating assets. The company has not paid cash dividends since its inception in order to reinvest available cash in operations. The company is currently holding two facilities for future sale: Milford, Massachusetts and the remaining portion of Woodstock, Connecticut. As sales of these facilities occur, the net proceeds will supplement the net cash generated from operating activities.

During fiscal year 1993, the company had a $70 million unsecured revolving credit facility with a group of banks. This facility was replaced in the first quarter of fiscal year 1994 with a $40 million revolving credit facility and an unsecured $30 million letter of credit facility with the same group of banks. The revolving credit facility has a duration of one year. The letter of credit facility has a duration of 364 days and provides for automatic renewal on a daily basis. Both of these facilities expire on December 31, 1994. The company is currently in the process of establishing a replacement letter of credit facility. The existing facilities contain certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends, and the incurrence of other debt. The interest rate on the borrowings under the revolving credit facility is 1.5% per annum above the London Interbank Offered Rate. The interest rate for borrowings under the letter of credit facility is .5% per annum above the prime rate. During fiscal years 1994 and 1993, there were no borrowings under any of these facilities. At September 24, 1994 and September 25, 1993, there were letters of credit totaling $11.6 million and $12.6 million, respectively, secured by the current and previous facilities.

The company believes it is important to maintain a conservative capital structure and a strong cash position. Cash is invested in liquid temporary investments pending its utilization. The company's investment policy is to minimize risk while maximizing return on cash, and to keep uninvested cash at a minimum. Cash is generally centralized domestically, although some cash is also held at various subsidiaries around the world to meet local operating funding requirements. With minor exceptions, all cash is freely remittable to the United States.

Although the actual level of spending will be influenced by many factors, the company anticipates that expenditures for property, plant and equipment will continue to be the primary use of cash during fiscal year 1995. Most of the expenditures will be for capital assets directly related to the company's open systems product sales, marketing, support and development. Net fixed assets associated with the company's proprietary ECLIPSE MV family of products represent less than 20% of the company's total net fixed assets. Such assets are primarily spare parts employed to support the company's MV service base of over 19,000 installed units worldwide, as well as those MVs which are serviced by third parties. The writedown of net book value of property, plant, and equipment during fiscal 1994 totaled $15.2 million, primarily as a result of sales of demonstration equipment to end-users and includes a writedown of approximately $4.0 million of net book value of fixed assets to their realizable value as part of the consolidation of certain activities in the European marketplace. Management expects that sales of demonstration equipment will continue. Also during fiscal 1995, cash totaling $25 million is expected to be utilized in relation to the company's restructuring programs.

Subsequent to the end of the fiscal year, the company settled with Northrup Grumman Corporation its six-year software copyright infringement and trade secrets litigation against Grumman Systems Support Corporation ("Grumman"). Under the terms of this settlement, which was approved by the U.S. District Court, Grumman has paid to the company $53 million and the parties have dismissed all pending litigation. These proceeds further strengthen the company's financial condition and will be used to fund future operating activities and other cash requirements. The settlement will result in a pre-tax gain, net of related legal fees and other expenses, of $44.5 million which the company will recognize in its first quarter fiscal 1995 financial statements.

The company believes it has sufficient resources to provide for its current operations and to continue to invest in the future.


CONSOLIDATED STATEMENTS OF OPERATIONS
DATA GENERAL CORPORATION


                                                        YEAR ENDED
                                           SEPT.  24,   SEPT.  25,   SEPT.  26,
IN THOUSANDS EXCEPT PER SHARE AMOUNTS         1994         1993         1992
REVENUES
Product . . . . . . . . . . . . . .       $  722,423   $  672,965   $  677,804
Service. . . . . . . . . . .. . . .          398,082      404,904      438,143
    Total revenues . . . . .. . . .        1,120,505    1,077,869    1,115,947
COSTS AND EXPENSES
Cost of product revenues . .. . . .          483,808      415,128      395,839
Cost of service revenues . .. . . .          249,306      239,590      259,208
Research and development. . . . . .           90,826      100,172      111,336
Selling, general, and
  administrative. . . . . . . . . .          341,343      346,740      357,528
Restructuring charge . . . .. . . .           35,000       25,000       48,000
     Total costs and expenses . . .        1,200,283    1,126,630    1,171,911
Loss from operations . . . .. . . .          (79,778)     (48,761)     (55,964)
Interest income. . . . . . .. . . .            5,881        8,032       11,022
Interest expense . . . . . .. . . .           14,049       14,766       14,470
Other income, net . . . . . . . . .            2,353          416           --
Loss before income taxes. . . . . .          (85,593)     (55,079)     (59,412)
Income tax provision . . . .. . . .            2,100        5,400        3,100
Net loss. . . . . . . . . . . . . .       $  (87,693)  $  (60,479)  $  (62,512)

PRIMARY NET LOSS PER SHARE:
  Net loss per share. . . . . . . .           ($2.45)      ($1.73)      ($1.91)
  Weighted average shares
    outstanding . . . . . . . . . .           35,774       34,876       32,788

NET LOSS PER SHARE ASSUMING FULL DILUTION:
  Net loss per share. . . . . . . .           ($2.45)      ($1.73)      ($1.91)
  Weighted average shares
    outstanding . . . . . . . . . .           35,774       34,876       32,788


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS
DATA GENERAL CORPORATION

                                                        SEPT.  24,   SEPT.  25,
DOLLARS IN THOUSANDS EXCEPT PAR VALUE                      1994         1993
ASSETS
Current assets:
  Cash and temporary cash investments. . .             $  142,448   $  119,560
  Marketable securities. . .. . . .. . . .                 47,865       72,395
  Receivables, less allowances of $13,752 at
    Sept. 24, 1994 and $12,992 at Sept. 25,
    1993 . . . . . . . . . . . . . . . . .                258,709      285,481
  Inventories. . . . . . . .. . . .. . . .                118,412      101,827
  Other current assets . . .. . . .. . . .                 30,642       32,397
    Total current assets . .. . . .. . . .                598,076      611,660
Property, plant, and equipment, net. . . .                164,777      177,551
Other assets . . . . . . . .. . . .. . . .                 59,011       77,118
                                                       $  821,864   $  866,329

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable. . . . . . .. . . .. . . .             $    2,461   $    2,267
  Accounts payable . . . . .. . . .. . . .                 92,338       85,571
  Other current liabilities.. . . .. . . .                232,066      215,070
    Total current liabilities . . .. . . .                326,865      302,908
Long-term debt . . . . . . .. . . .. . . .                156,942      158,352
Other liabilities . . . . . . . . .. . . .                 29,445       27,992

Commitments and Contingencies

Stockholders' equity:
    Common stock, $.01 par value:
    Outstanding -- 36,457,000 shares at Sept. 24, 1994
      and 35,267,000 shares at Sept. 25, 1993 (net of
      deferred compensation of $9,348 at Sept. 24, 1994
      and $11,619 at Sept. 25, 1993. . . .                434,757      422,589
    Accumulated deficit . . . . . .. . . .               (116,923)     (29,230)
    Cumulative translation adjustment. . .                 (9,222)     (16,282)
      Total stockholders' equity. .. . . .                308,612      377,077
                                                       $  821,864   $  866,329


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
DATA GENERAL CORPORATION


                                                         YEAR ENDED
                                            SEPT.  24,   SEPT.  25,   SEPT.  26,
IN THOUSANDS                                   1994         1993         1992
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss . . . . . . . . . . . . . . .   $  (87,693)  $  (60,479)  $  (62,512)
  Adjustments to reconcile net loss
    to net cash provided from
    operating activities:
    Depreciation. . . . . . . . . .. . .       76,957       78,756       84,172
    Amortization of capitalized
      software development costs . . . .       21,448       17,768       15,273
    Amortization of deferred
      compensation . . . . . . . . . . .        5,329        5,344        5,548
    Increase in other liabilities .. . .        1,453        7,004        2,110
    Writedown of net book value of
      property, plant, and
      equipment. . . . . . . . . . . . .       15,233       20,917       12,559
    Gain on sale of investment. . .. . .       (4,653)      (3,216)          --
    Other non-cash items, net. . . . . .       11,714        6,157      (13,072)
    Changes in operating assets and
      liabilities, net of effects
      from acquisition and sale of
      non-operating assets:
      (Increase) decrease in
         receivables . . . . . . . . . .       31,757      (12,171)     (15,498)
      (Increase) decrease in
         inventories . . . . . . . . . .      (15,735)      15,895       16,656
      (Increase) decrease in other
         current assets. . . . . . . . .        3,727         (255)       4,461
      Increase in accounts payable . . .        3,837        1,812       11,772
      Increase (decrease) in other
        current liabilities,
        excluding debt. . . . . . .. . .       10,753       (2,901)      21,793
    Net cash provided from operating
      activities . . . . . . . . . . . .       74,127       74,631       83,262

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant,
    and equipment. . . . . . . . . . . .      (92,955)     (94,968)     (93,607)
  Purchase of marketable securities. . .      (90,788)    (110,470)    (198,721)
  Proceeds from maturity of
    marketable securities. . . . . . . .      115,318      114,953      213,829
  Capitalized software development . . .
    costs. . . . . . . . . . . . . . . .      (17,582)     (23,078)     (20,555)
  Net proceeds from sale of
    subsidiary . . . . . . . . . . . . .           --           --        4,002
  Net proceeds from sale of
    facilities and other assets. . . . .       28,314       21,284           --
  Investment in equity securities .. . .       (2,000)          --           --
  Cash disbursed for acquisition. .. . .           --           --      (10,254)
    Net cash used by investing
      activities . . . . . . . . . . . .      (59,693)     (92,279)    (105,306)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash provided from stock plans, net. .        6,901        9,575       12,241
  Borrowings (repayments) of notes
    payable. . . . . . . . . . . . . . .           --       (1,234)         546
  Repayment of long-term debt . . .. . .       (2,034)      (3,599)      (1,709)
    Net cash provided from financing
      activities . . . . . . . . . . . .        4,867        4,742       11,078

Effect of foreign currency rate
  fluctuations on cash and
  temporary cash investments . . . . . .        3,587       (6,979)       1,334

Increase (decrease) in cash and
  temporary cash investments. . . .. . .       22,888      (19,885)      (9,632)
Cash and temporary cash investments --
  beginning of the period. . . . . . . .      119,560      139,445      149,077
Cash and temporary cash investments --
  end of the period. . . . . . . . . . .   $  142,448   $  119,560   $  139,445

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Interest paid. . . . . . . . . . . .   $   13,422   $   13,983   $   13,553
    Income taxes paid  . . . . . . . . .   $    3,444   $    3,098   $    4,086



The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
DATA GENERAL CORPORATION


                                                         YEAR ENDED
                                            SEPT.  24,   SEPT.  25,   SEPT.  26,
IN THOUSANDS                                   1994         1993         1992
COMMON STOCK:

   Beginning balance. . . . . . . .. . . . $  422,589   $  407,798   $  391,827
   Shares issued under stock plans, net. .      6,839        9,447       10,423
   Amortization of deferred compensation .      5,329        5,344        5,548
   Ending balance . . . . . . . . .. . . .    434,757      422,589      407,798

ACCUMULATED EARNINGS (DEFICIT):

   Beginning balance. . . . . . . .. . . .    (29,230)      31,249       93,761
   Net loss for year . . . . . . . . . . .    (87,693)     (60,479)     (62,512)
   Ending balance . . . . . . . . .. . . .   (116,923)     (29,230)      31,249

CUMULATIVE TRANSLATION ADJUSTMENT:

   Beginning balance. . . . . . . .. . . .    (16,282)      10,989        8,853
   Net translation adjustment for year . .      7,060      (27,271)       2,136
   Ending balance . . . . . . . . .. . . .     (9,222)     (16,282)      10,989

Total stockholders' equity . . . . . . . . $  308,612   $  377,077   $  450,036

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DATA GENERAL CORPORATION

NOTE 1.   ACCOUNTING POLICIES

FISCAL YEAR. The company's fiscal year ends on the last Saturday in September.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Data General Corporation and its domestic and foreign subsidiaries (the "company"). All significant intercompany transactions have been eliminated.

In October 1991, the company sold Data General Thailand ("DGT"), its Thailand manufacturing subsidiary, for net proceeds of $4.0 million in cash and a $6.0 million note receivable. No gain or loss was recorded on the sale.

In October 1991, the company purchased certain assets of the Customer Service Management Group ("CSMG"), a division of HBO & Company, for $10.3 million. CSMG is a multi-vendor equipment service provider for over 350 hospitals throughout the United States. The acquisition was accounted for by the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition.

The statements of operations and of cash flows include the accounts of DGT until the date of sale, and the accounts of CSMG from the date of purchase.

TRANSLATION OF FOREIGN CURRENCIES. The functional currencies for the company's operations in Australia, Canada, Europe, Japan, and New Zealand are the local currencies. Assets and liabilities of these operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are included in stockholders' equity.

For the company's other foreign operations, the U.S. dollar is the functional currency. Assets and liabilities of these operations are remeasured into U.S. dollars at exchange rates in effect at the balance sheet date, except for inventories and property, plant, and equipment, which are remeasured at historical exchange rates. Income and expense items are remeasured at average rates for the period, except for cost of sales and depreciation, which are remeasured at historical exchange rates. Gains and losses resulting from remeasurement, not material in amount, are included in the results of operations.

The company enters into foreign exchange contracts as a hedge against exposure to fluctuations in exchange rates associated with certain transactions denominated in foreign currencies, principally accounts receivable. Market value gains or losses on these contracts are included in the results of operations and generally offset exchange gains or losses on the related transactions.

Foreign exchange transaction gains and losses, not material in amount, are included in the results of operations.

CONSOLIDATED STATEMENTS OF CASH FLOWS. Temporary cash investments consist of highly liquid time deposits and commercial paper with original maturities of 90 days or less. Marketable securities consist primarily of U.S. Treasury bills and notes with original maturities of greater than 90 days. These investments are valued at cost plus accrued interest, which approximates market value.

Cash flows from foreign exchange contracts that are accounted for as hedges of identifiable foreign exchange transactions are classified as cash flows from operating activities in accordance with the nature of the transactions being hedged.

INVENTORIES. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY, PLANT, AND EQUIPMENT. Property, plant, and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method, based on the following estimated useful lives: land improvements, 10-12 years; buildings and building improvements, 3-25 years; equipment, 3-10 years. Included in property, plant, and equipment are computer equipment spares which are not available for resale. These spares are used to support systems the company has sold or is using internally. Spares are depreciated over a 3 year estimated useful life.

REVENUE RECOGNITION. Product revenues are recognized at the time of shipment. Service revenues, including postcontract customer support, are recognized ratably over applicable contractual periods or as services are performed. The costs of these service revenues are charged to expense when incurred.

RESEARCH, DEVELOPMENT, AND WARRANTY COSTS. Research, engineering, and product development costs are expensed as incurred. Software development costs incurred after reaching technological feasibility are capitalized and amortized to cost of product revenues over a period not to exceed 3 years, which approximates the estimated economic lives of the software products.

Unamortized software development costs were $39.2 million at September 24, 1994 and $43.0 million at September 25, 1993. Amortization of capitalized software development costs for fiscal 1994 included approximately $2.7 million related to the writedown of certain capitalized software costs to net realizable value. Estimated direct on-line support and warranty costs are accrued at the time of shipment.

ADVERTISING. Advertising costs are charged to operations when incurred. The company has not incurred any costs associated with direct-response advertising during fiscal 1994 and fiscal 1993 and there were no capitalized advertising costs at September 24, 1994 and September 25, 1993. Advertising expenses for fiscal 1994, 1993, and 1992 were $18.1 million, $17.1 million, and $23.3 million, respectively.

RETIREMENT/POST-EMPLOYMENT BENEFITS. Net pension cost for the company's domestic defined benefit pension plan is funded as accrued, to the extent that current pension cost is deductible for U.S. Federal tax purposes. The plan's transition surplus is amortized over 19 years. Net pension cost for the company's international defined benefit pension plans is generally funded as accrued. The net transition surplus or obligation for these plans is amortized over periods ranging from 15 to 21 years.

Net postretirement benefit costs for the company's domestic postretirement benefits plan are generally funded as accrued, to the extent that current cost is deductible for U.S. Federal tax purposes. The net transition obligation for the plan is amortized over 20 years.

In November 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 112, "Employers' Accounting for Post-Employment Benefits". This standard is effective for fiscal years beginning after December 15, 1993. The company will implement this statement in its first quarter of fiscal 1995. The future adoption of SFAS 112 is not expected to have a material effect on the company's consolidated financial position or results of operations.

INCOME TAXES. In the first quarter of fiscal 1994, the company adopted SFAS 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. Deferred tax expense represents the change in the net deferred tax asset or liability balance. In estimating future tax consequences, SFAS 109 generally considers all expected expected future events other than enactments of changes in the tax law or rates. Previously, the company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The implementation of SFAS 109 did not have a material effect on either the company's consolidated financial position or results of operations. The company has a valuation allowance which offsets substantially all net deferred tax assets existing as of September 24, 1994.

EARNINGS PER SHARE. Primary net income (loss) per share is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents. Common stock equivalents represent the net additional shares resulting from the assumed exercise of options outstanding under the company's stock option plans, using the "treasury stock" method. Net income (loss) per share assuming full dilution is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents and assumed conversion of the company's 7 3/4% Convertible Subordinated Debentures, if dilutive. For fiscal 1994, 1993 and 1992, these debentures are anti-dilutive and have been excluded from the calculation.

OTHER RECENT PRONOUNCEMENTS. In May 1993, the FASB issued SFAS 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 114 and 115 are effective for fiscal years beginning after December 15, 1994 and December 15, 1993, respectively. The company will implement these statements as required. The future adoption of these standards is not expected to have a material effect on the company's consolidated financial position or results of operations.


NOTE 2.   RESTRUCTURING
During fiscal years 1994, 1993, and 1992, the company recorded restructuring charges of $35 million, $25 million, and $48 million, respectively. The amounts accrued and charged against the liabilities during the current fiscal year were as follows:

                                             Balance   Fiscal   Fiscal  Balance
                                             Sept 25,   1994     1994   Sept 24,
IN MILLIONS                                   1993    Provision Charges  1994

Provisions related to terminated employees:
  Termination payments . . . . . . . . . . . . $15.4     $18.9   $(19.1)  $15.2
  Pension and OPEB costs (curtailment loss). .    .7       1.5      (.7)    1.5
  Other costs. . . . . . . . . . . . . . . . .    .8       1.0      (.7)    1.1
Provisions related to employees not
  terminated . . . . . . . . . . . . . . . . .    --       2.1      (.2)    1.9
Provisions for leases. . . . . . . . . . . . .  19.1       4.2     (9.3)   14.0
Writedowns of assets to be sold or discarded .   1.3       4.3     (4.9)     .7
Other. . . . . . . . . . . . . . . . . . . . .   2.1       3.0     (2.8)    2.3
    Total. . . . . . . . . . . . . . . . . . . $39.4     $35.0   $(37.7)  $36.7


The 1994 restructuring charge included provisions for the termination of approximately 570 employees as part of a further realignment of the company's worldwide sales and service organizations. The 1993 and 1992 restructuring charges included provisions for the termination of 580 and 1,100 employees, respectively. The termination payments relate primarily to salary and benefit continuation costs. Other provisions for terminated employees are for outplacement costs. At September 24, 1994, approximately 200 terminations related to the fiscal 1994 restructuring charge had occured and all terminations relating to the fiscal 1993 and fiscal 1992 restructuring charges had been completed. Provisions for employees not terminated relate primarily to relocation costs where the company has consolidated or closed various facilities and costs associated with the company's relocation and consolidation of European operations. The writedown of fixed assets was primarily associated with consolidating certain activities in the European marketplace. The remaining accrual for leases is primarily for the closure of various domestic branch sales offices and excess vacant rental properties, located primarily in the United Kingdom. There were no material changes in estimates included in the restructuring liability during the latest fiscal year.

In connection with prior restructuring actions during fiscal 1993, the company sold its facilities in Westbrook, Maine, and Portsmouth, New Hampshire, as well as a portion of its Woodstock, Connecticut facility, for net proceeds of $15.7 million. In fiscal 1992, the company sold Data General Thailand, its Thailand manufacturing subsidiary, for net proceeds of $4.0 million in cash and a $6.0 million note receivable. In each of these transactions, any excess proceeds from these sales over the net book value of properties was included in the restructuring reserve to offset anticipated costs associated with vacant properties and properties held for sale.

NOTE 3.   CONSOLIDATED BALANCE SHEET DETAILS
IN THOUSANDS


                                                     SEPT. 24,    SEPT. 25,
                                                       1994         1993
INVENTORIES:
Raw materials. . . . . . . . . . . . . . . . . . . . $ 11,791     $  6,665
Work in process. . . . . . . . . . . . . . . . . . .   36,282       27,778
Finished systems . . . . . . . . . . . . . . . . . .   35,521       31,566
Field engineering parts and components . . . . . . .   34,818       35,818
  Total inventories. . . . . . . . . . . . . . . . . $118,412     $101,827

PROPERTY, PLANT, AND EQUIPMENT:
Land . . . . . . . . . . . . . . . . . . . . . . . . $  3,433     $  6,127
Buildings and improvements . . . . . . . . . . . . .   78,685      115,139
Manufacturing and design equipment . . . . . . . . .  103,537      104,973
Data processing, office, and other equipment . . . .  331,100      304,323
Computer equipment spares. . . . . . . . . . . . . .  126,169      128,877
  Total property, plant, and equipment . . . . . . .  642,924      659,439
Accumulated depreciation . . . . . . . . . . . . . . (478,147)    (481,888)
  Total property, plant, and equipment, net. . . . . $164,777     $177,551

OTHER CURRENT LIABILITIES:
Accrued employee compensation and benefits . . . . . $ 59,857     $ 51,709
Deferred revenues. . . . . . . . . . . . . . . . . .   43,260       38,023
Accrued restructuring charges. . . . . . . . . . . .   36,696       39,377
Other accrued expenses . . . . . . . . . . . . . . .   90,833       83,927
Current portion of long-term debt. . . . . . . . . .    1,420        2,034
  Total other current liabilities. . . . . . . . . . $232,066     $215,070


Property, plant, and equipment at September 24, 1994 includes assets which are held for sale as a result of the company's corporate-wide restructuring programs. The original cost and net book value of these assets is $12,243 and $5,021 respectively.

In September 1994, the company sold its Westboro, Massachusetts land and facilities for net proceeds of $16.7 million. It has entered into a 10-year sale leaseback arrangement for a portion of the property. This arrangement has been accounted for as an operating lease. No gain was recognized on this sale leaseback transaction.

NOTE 4.   NOTES PAYABLE

Notes payable at September 24, 1994 and September 25, 1993 consisted of borrowings by Data General SARL (France) of $2.5 and $2.3 million, respectively. The borrowings are from various banks, are unsecured, and involve no commitment fees or compensating balances. The interest rate on the borrowings is .5% per annum above the Paris Interbank Offered Rate (PIBOR), and was 6.2% and 8.1% at September 24, 1994 and September 25, 1993, respectively.

During fiscal 1993, the company had a $70 million unsecured revolving credit facility from a group of banks. Effective December 30, 1993, the company replaced the $70 million revolving credit facility with an unsecured $40 million revolving credit facility and an unsecured $30 million letter of credit facility with the same group of banks. The facilities contain certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends and the incurrence of other debt. The interest rate for borrowings under the revolving credit facility is 1.5% per annum above the London Interbank Offered Rate (LIBOR). The LIBOR rates at September 24, 1994 ranged from 4.9% to 6.1%. The interest rate for borrowings under the letter of credit facility is .5% per annum above the prime rate. Commitment fees paid on available funds are not material and there were $11.6 million of letters of credit secured by the letter of credit facility at September 24, 1994. At September 25, 1993, there were $12.6 million of letters of credit secured by the previous revolving credit facility. During fiscal years 1994 and 1993, there were no borrowings under any of these facilities. The revolving credit facility has a duration of one year; the letter of credit facility has a duration of 364 days and provides for automatic renewal on a daily basis. Both of these facilities expire on December 31, 1994. The company is currently in the process of establishing a replacement letter of credit facility.

NOTE 5.   INCOME TAXES

Domestic and foreign loss before taxes, and details of the income tax provision (benefit) are as follows:


                                                         YEAR ENDED
                                             SEPT. 24,    SEPT. 25,    SEPT. 26,
IN THOUSANDS                                    1994         1993         1992
LOSS BEFORE TAXES:
Domestic. . . . . . . . . . . . . . . . . . . $(54,201)   $(15,119)    $(19,172)
Foreign . . . . . . . . . . . . . . . . . . .  (31,392)    (39,960)     (40,240)
                                              $(85,593)   $(55,079)    $(59,412)

INCOME TAX PROVISION (BENEFIT):
Current:
  Foreign . . . . . . . . . . . . . . . . . . $  1,896    $  2,955     $  2,278
  State . . . . . . . . . . . . . . . . . . .      700         850          600
    Total current . . . . . . . . . . . . . .    2.596       3,805        2,878
Deferred:
  Federal . . . . . . . . . . . . . . . . . .       --         919           --
  Foreign . . . . . . . . . . . . . . . . . .     (496)        676          222
    Total deferred. . . . . . . . . . . . . .     (496)      1,595          222
                                              $  2,100    $  5,400     $  3,100

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under SFAS 109, the benefit associated with future deductible temporary differences is recognized if it is more likely than not that a benefit will be realized. Based on historical evidence, the company has recorded a valuation allowance that offsets substantially all net deferred tax assets. Principal components of the deferred tax assets and liabilities included on the balance sheet at September 24, 1994 and as of the date of adoption were as follows:


                                                           YEAR ENDED
                                                       SEPT. 24,    SEPT. 25,
IN THOUSANDS                                             1994         1993
Deferred tax asssets:
Inventory . . . . . . . . . . . . . . . . . . . . . . .$ 10,881     $  9,985
Operating expenses. . . . . . . . . . . . . . . . . . .  44,750       26,338
Intercompany profit in inventory & fixed assets . . . .   9,574       11,311
Depreciation. . . . . . . . . . . . . . . . . . . . . .   8,086        5,775
Restructuring . . . . . . . . . . . . . . . . . . . . .  15,414       16,548
Stock option plans. . . . . . . . . . . . . . . . . . .   7,548        8,352
Interest on convertible debentures. . . . . . . . . . .   1,293        1,293
Net operating losses. . . . . . . . . . . . . . . . . . 119,809      101,474
Tax credits . . . . . . . . . . . . . . . . . . . . . .  11,230       12,120
Gross deferred tax assets . . . . . . . . . . . . . . . 228,585      193,196
Less: valuation allowance . . . . . . . . . . . . . . . 209,936      172,893
Total deferred tax assets . . . . . . . . . . . . . . .  18,649       20,303

Deferred tax liabilities:
Capitalized software development costs. . . . . . . . . (16,449)     (15,061)
Other . . . . . . . . . . . . . . . . . . . . . . . . .  (1,938)      (2,464)
Total deferred tax liabilities. . . . . . . . . . . . . (18,387)     (20,537)

Net deferred tax asset (liability). . . . . . . . . . . $   262      $  (234)



Reconciliation of the U.S. Federal statutory rate to the company's effective tax rate is as follows:

                                                        YEAR ENDED
                                            SEPT. 24,    SEPT. 25,    SEPT. 26,
                                              1994         1993         1992
U.S. Federal statutory rate . . . . . . . .   (35.0)%      (34.7)%      (34.0)%
State income taxes. . . . . . . . . . . . .      .8          1.5          1.0
Net domestic and foreign losses without . .    38.2         42.3         40.4
  tax benefits. . . . . . . . . . . . . . .
Net operating loss carryforwards utilized .    (2.2)        (1.4)        (2.4)
Foreign income taxed at different rates . .      .1           .7          1.1
Other . . . . . . . . . . . . . . . . . . .      .6          1.4          (.9)
Effective tax rate. . . . . . . . . . . . .     2.5%         9.8%         5.2%

The company has U.S. Federal and foreign operating loss carryforwards of approximately $320 million and tax credit carryforwards of approximately $11 million. The operating loss carryforwards expire in the years 1995 through 2009. The tax credit carryforwards expire in the years 2000 through 2005.

Provision has not been made for U.S. or additional foreign taxes on approximately $78 million of undistributed earnings of foreign subsidiaries, as those earnings are considered to be permanently reinvested. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the company's U.S. tax liability, if any. The amount of withholding tax that would be payable upon remittance of the entire amount of undistributed earnings would approximate $2.5 million.

NOTE 6.   LONG-TERM DEBT


                                                        SEPT. 24,    SEPT. 25,
IN THOUSANDS                                               1994         1993
7-3/4% Convertible Subordinated Debentures due 2001. . . $125,000     $125,000
8-3/8% Sinking Fund Debentures due 2002. . . . . . . . .   32,562       32,552
Industrial revenue bonds . . . . . . . . . . . . . . . .      800        2,834
                                                          158,362      160,386
Less current portion . . . . . . . . . . . . . . . . . .   (1,420)      (2,034)
                                                         $156,942     $158,352

Maturities and sinking fund requirements for the next five fiscal years are as follows: 1995 - $1,420; 1996 - $3,500; 1997 - $3,500; 1998 - $3,500; 1999 -
$3,500.

The 7 3/4% Convertible Subordinated Debentures are convertible at the option of the holder, at any time prior to redemption or repurchase, into shares of Common Stock of the company at a conversion price of $19.20 per share, subject to adjustment for certain events. The debentures are subordinated to all Senior Indebtedness (as defined in the indenture under which the bonds were issued). At the option of the company, the bonds may be redeemed at any time after June 1, 1994 at decreasing redemption prices, and may be redeemed at the option of the holder if there is a Fundamental Change (as defined in the indenture) in the company's operations. The indenture does not contain any financial covenants or any restrictions on the payment of dividends or the repurchase of the company's securities. Deferred debt issuance costs at September 24, 1994 of $2.7 million are being amortized to interest expense over the life of the debentures.

The 8 3/8% Sinking Fund Debentures are subject to mandatory sinking fund payments which provide for annual principal retirements of $3.5 million through 2001. The company has the option, under certain conditions, to increase the sinking fund payments or to redeem the debentures prior to maturity. Prior to fiscal 1992, the company reacquired a total of $27.4 million principal amount of the debentures. Of these reacquired debentures, $24.5 million principal amount was used to satisfy sinking fund requirements through fiscal 1994. Subsequent to September 24, 1994, the company reacquired an additional $2.7 million principal amount of the debentures. The remainder of all acquired debentures may be used to satisfy future sinking fund requirements. The debentures are subject to covenants which include certain limitations on the incurrence of additional debt, and the payment of dividends.

The industrial revenue bonds are to be repaid in varying installments, with the final payments due in 1995. The remaining bonds have fixed interest rates of 81/4%. During fiscal 1993, the company repaid its Portsmouth and a portion of its Woodstock Industrial Revenue Bonds in the amounts of $0.3 million and $2.4 million, respectively, as a result of the sales of all or a portion of these facilities. During fiscal 1994, the company repaid the remainder of the Woodstock and Milford Industrial Revenue Bonds according to their scheduled repayment dates.

NOTE 7.   FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS. The company enters into various types of financial instruments in the normal course of business. Fair values for certain financial instruments are based on quoted market prices. For other financial instruments, fair values are estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

Fair values for cash and temporary cash investments, marketable securities, accounts receivable, notes payable, and accounts payable approximate carrying value at September 24, 1994 and September 25, 1993, due to the relatively short maturity of these financial instruments. The fair value of investments and notes receivable, included in other assets, was $4.0 million and $16.2 million at September 24, 1994 and September 25, 1993, respectively, compared to carrying values of $4.0 million and $6.7 million, respectively. The fair value of long-term debt, including debt due within one year, at September 24, 1994 and September 25, 1993 was $134.9 million and $157.7 million, respectively, compared to carrying values of $158.4 million and $160.4 million, respectively.

Included in other income, net, in the fiscal 1994 Statement of Operations is a gain of $4.7 million on the sale of an investment held by the company in an unaffiliated entity. This amount was offset, in part, by a $2.3 million provision for certain other non-operating charges taken by the company. Included in other income, net, in fiscal 1993 is a gain of $3.2 million on the sale of an investment held by the company in the same unaffiliated entity. This amount was offset, in part, by a $2.8 million provision for certain other non-operating charges taken by the company.

The company enters into various forward contracts to limit its exposure to fluctuations in foreign currency exchange rates. As of September 24, 1994, in connection with the company's foreign exchange hedging programs, the company had entered into forward exchange contracts to purchase $53.4 million and to sell $105.9 million in various foreign currencies. The exposure to credit risk is believed to be minimal since the counterparties are major financial institutions. The market risk exposure is limited to risk related to currency rate movements. As substantially all of these contracts were entered into shortly before year end, the fair value of outstanding contracts at September 24, 1994 approximates the original value of the forward contracts. Between the end of the fiscal year and September 27, 1994, forward exchange contracts to purchase $51.8 million and to sell $58.8 million in various foreign currencies matured and were settled. The remaining contracts mature at various dates through January 25, 1995.

The company's temporary cash investments, marketable securities and accounts receivable are subject to potential concentrations of credit risk. The company's investment policies limit the amount of investments in a single institution and restrict investments to low-risk, highly liquid securities. A portion of the company's trade receivables are concentrated in the U.S. government and in the health care industry. Management does not believe that the company is subject to any unusual risk beyond the normal credit risk attendant to operating its business.

In the normal course of business, the company enters into certain sales-type lease arrangements with customers. These leases are generally sold to third party financing institutions. A portion of these arrangements contain certain recourse provisions. The company's maximum exposure under the recourse provisions was approximately $12.8 million, net of related reserves. A portion of these receivables are secured by security interests in the related equipment. The fair value of the recourse obligation at September 24, 1994 was not determinable as no market exists for these obligations.

LEASE COMMITMENTS. Lease agreements are primarily for sales and service offices and the company's corporate headquarters. The leases expire at various dates through 2014 and some contain options for renewal. Rental expense, including amounts charged against previously established restructuring reserves for vacant properties, was $32.5 million, $34.4 million, and $36.2 million for fiscal years 1994, 1993, and 1992, respectively.

Future minimum rental payments under existing non-cancelable operating leases as of September 24, 1994 are as follows:


FISCAL YEAR                                            IN MILLIONS
1995 . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 38.2
1996 . . . . . . . . . . . . . . . . . . . . . . . . . . .    29.4
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . .    23.4
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . .    17.0
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . .    12.4
Subsequent to 1999 . . . . . . . . . . . . . . . . . . . .    61.6
                                                            $182.0

A majority of the leases contain escalation clauses which provide for increases in base rentals to recover increases in future operating costs. The future minimum rental payments shown above include base rentals, exclusive of any future escalation. Approximately $59 million, prior to amounts expected to be recovered through subleases, of the future minimum rental payments shown above relate to facilities which have been closed or are expected to be closed as the result of the company's restructuring and cost reduction program. A portion of the future rental obligations for these facilities, net of amounts expected to be recovered through existing and future subleases, has been accrued as part of the restructuring charges.

LITIGATION. The company and certain of its subsidiaries are involved in various patent infringement, contractual, and proprietary rights suits. In the opinion of management, the conclusion of these suits will not have a material adverse effect on the financial condition or results of operations and cash flows of the company and its subsidiaries.

NOTE 8.   STOCKHOLDERS' EQUITY

The company has 100,000,000 authorized shares of common stock. As of September 24, 1994, 36,677,000 shares of common stock have been issued, of which 220,000 shares with a cost of $6.5 million are held by the company as treasury shares. During fiscal 1994, 1,190,000 additional shares were issued. As of September 25, 1993, 35,487,000 shares of common stock were issued, of which 220,000 shares with a cost of $6.5 million were held by the company as treasury shares.

The company has 1,000,000 authorized shares of $.01 par value preferred stock. The company's Board of Directors (the "Board") is authorized to issue shares of preferred stock in such series and with such terms and conditions as the Board may determine. In connection with the adoption of the company's Stockholder Rights Plan (see below), 400,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock. No shares of preferred stock have been issued as of September 24, 1994.

Under the Stockholder Rights Plan adopted in 1986, as amended, a dividend of Stock Purchase Rights (the "Rights") was paid. The Rights enable common stockholders to purchase from the company shares of Series A Junior Participating Preferred Stock under certain circumstances following the acquisition of, or attempt to acquire, 20% or more of the company's common stock or a determination that an "adverse person" has purchased 15% or more of the common stock. The Rights also entitle common stockholders to purchase shares of the company's or an acquiror's common stock at one-half of market value under circumstances which include certain transactions by or with a potential acquiror, including "adverse persons," and mergers and certain asset sales. The Rights may be redeemed by the company under certain circumstances. The Rights will expire in October 1996.

NOTE 9.   STOCK PLANS

EMPLOYEE QUALIFIED STOCK PURCHASE PLAN. This plan covers substantially all employees and authorizes the issuance of a maximum of 8,600,000 shares of common stock upon exercise of nontransferable options granted semiannually. The options are exercisable six months after grant, at the lower of 85% of market value at the beginning or end of the six-month period, through accumulation of payroll deductions of up to 10% of each participating employee's regular base pay during such period. During fiscal 1994, 2,000,000 additional shares of common stock were authorized for issuance under the plan, and options were exercised to purchase 729,000 shares at an average price of $6.96 per share. Unissued shares of common stock reserved for future issuance under this plan were 1,864,000 shares at September 24, 1994 and 593,000 shares at September 25, 1993.

EMPLOYEE STOCK OPTION PLAN. This plan authorized the grant of either incentive stock options or non-qualified stock options to key employees, including officers and directors, to purchase up to 4,000,000 shares of common stock. For incentive options, the purchase price is equal to the fair market value on the date of grant. For non-qualified options the purchase price is determined by the Employee Stock Option Plan Committee within limits as set forth in the plan. Options granted under the plan generally are immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the company at their original purchase price. The periods over which restrictions lapse are determined by the Employee Stock Option Plan Committee. Options may expire up to ten years after date of grant.

Additional information concerning activity during fiscal 1994 is as follows:


                                  SHARES
                                RESERVED FOR      OPTIONS         AVERAGE
                               FUTURE GRANTS    OUTSTANDING        PRICE
                                  (000's)         (000's)        PER SHARE
September 25, 1993. . . . . .      1,536           1,462            $ 8.40
  Options granted . . . . . .     (1,111)          1,111              5.27
  Options exercised . . . . .         --             (82)             4.52
  Options cancelled . . . . .        172            (172)             8.54
September 24, 1994. . . . . .        597           2,319            $ 7.03


RESTRICTED STOCK OPTION PLAN. This plan authorized the grant of options to key employees, including officers, directors, and consultants, to purchase up to 11,000,000 shares of the company's common stock. Option prices are determined by the Restricted Stock Option Plan Committee within limits as set forth in the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the company at their original purchase price. The periods over which restrictions lapse are determined by the Restricted Stock Option Plan Committee. Employees may use previously acquired shares of the company's common stock to pay the exercise price of shares purchased. Company policy requires that shares tendered by an employee to exercise an option be held by the employee for a minimum period of three months prior to the exercise date.

Additional information concerning activity during fiscal 1994 is as follows:


                                  SHARES
                                RESERVED FOR      OPTIONS         AVERAGE
                               FUTURE GRANTS    OUTSTANDING        PRICE
                                  (000's)         (000's)        PER SHARE
September 25, 1993. . . . . .        490           2,941            $ 4.27
  Options granted . . . . . .       (268)            268              3.84
  Options exercised . . . . .         --            (379)             3.68
  Options cancelled . . . . .        199            (199)             6.13
September 24, 1994. . . . . .        421           2,631            $ 4.17


NON-EMPLOYEE DIRECTOR RESTRICTED STOCK OPTION PLAN. This plan authorized the grant of an option to purchase 4,000 shares of common stock to each non-employee director upon his initial election to the Board of Directors. The exercise price of options granted is the lesser of 50% of the book value per share of common stock at the end of the fiscal year preceding the date of grant or 25% of the fair market value per share on the date of grant. An aggregate of 32,000 shares of common stock may be issued under the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant. During fiscal 1994, options to purchase 4,000 shares at an average price of $1.81 per share were issued. At September 24, 1994, options to purchase 12,000 shares at an average purchase price of $5.56 per share were outstanding, and 8,000 shares were reserved for future grants. This plan will terminate on December 31, 1994.

NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. This plan authorizes the grant of an option to purchase 4,000 shares of common stock to each non-employee director on the date of his annual election(s) to the Board of Directors. The exercise price of options granted is 100% of the closing price per share of common stock on the date of grant. An aggregate of 150,000 shares of common stock may be issued under the plan. The plan was adopted in fiscal 1994 and will terminate on December 31, 2004. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant. During fiscal 1994, 16,000 options were granted at an average price of $8.50 per share. At September 24, 1994, options to purchase 16,000 shares at an average price of $8.50 per share were outstanding and 134,000 shares were reserved for future grants.

In connection with the Restricted Stock Option Plan, the Non-Employee Director Restricted Stock Option Plan, and non-qualified options issued under the Employee Stock Option Plan, the aggregate excess of fair market value over option price on the dates of grant is treated as deferred compensation. Such deferred compensation is amortized to expense over the period of the restrictions and is credited to additional paid-in capital.

NOTE 10.   BENEFIT PLANS IN THOUSANDS

The company has a noncontributory defined benefit pension plan which covers substantially all U.S. employees. The company also has a supplemental retirement benefit plan, which covers certain U.S. employees. Benefits under the plans are based on an employee's regular base pay and creditable years of service, as defined in the plans. Certain of the company's foreign subsidiaries also have retirement plans covering substantially all of their employees. Benefits under these plans are generally based on either career average or final average salaries and creditable years of service, as defined in the plans. Prior service costs are amortized over the average remaining service period of employees expected to receive benefits under the plan. Funds contributed to the plans are invested primarily in common stocks, mutual funds, insurance contracts and cash equivalent securities.

The components of net pension expense are as follows:


                                                       YEAR ENDED
                                             SEPT. 24,  SEPT. 25,  SEPT. 26,
                                               1994       1993       1992

Service cost . . . . . . . . . . . . . . . . .$ 8,608    $ 7,835     $ 7,770
Interest on projected benefit obligation . . . 10,506      9,380       8,443
Actual return on plan assets . . . . . . . . . (3,286)   (12,629)     (6,566)
Deferral of net actuarial gains (losses)
   and amortization of transition surplus
   and prior service cost. . . . . . . . . . . (6,083)     5,636        (285)
Curtailment loss, net of settlement gain . . .    533         --          --
   Net pension expense . . . . . . . . . . . .$10,278    $10,222     $ 9,362

The funded status of the plans is as follows:


                                                       SEPT. 24,   SEPT. 25,
                                                         1994        1993
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
   Vested benefit obligation . . . . . . . . . . . . . $116,057    $116,176
   Accumulated benefit obligation. . . . . . . . . . . $121,602    $122,288
   Projected benefit obligation. . . . . . . . . . . . $137,777    $140,822
Market value of plan assets. . . . . . . . . . . . . .  104,449      98,779
Excess of projected benefit obligation over plan
   assets. . . . . . . . . . . . . . . . . . . . . . .   33,328      42,043
Unrecognized actuarial gain (loss) . . . . . . . . . .    1,370     (10,300)
Unrecognized prior service cost. . . . . . . . . . . .  (17,072)    (20,714)
Unrecognized transition surplus, net . . . . . . . . .    9,125      10,053
Adjustment required to recognize minimum liability . .       --       6,307
Net pension liability included in current and other. .
   liabilities . . . . . . . . . . . . . . . . . . . . $ 26,751    $ 27,389

ASSUMPTIONS USED IN COMPUTING THE FUNDED STATUS OF THE PLANS:
   Weighted average discount rate. . . . . . . . . . .    8.04%       7.68%
   Expected long-term weighted average rate of return.
      on assets. . . . . . . . . . . . . . . . . . . .    9.57%       8.82%
   Weighted average rate of increase in compensation .
      levels . . . . . . . . . . . . . . . . . . . . .    4.49%       4.45%

The assumptions used to compute the funded status of certain plans were changed in fiscal 1994. The changes in assumptions resulted in decreases of $8,500, $8,500, and $10,100, in the vested benefit obligation, accumulated benefit obligation, and projected benefit obligation, respectively. The assumptions used to compute the funded status of certain plans were changed in fiscal 1993. The changes in assumptions resulted in increases of $8,200, $8,400, and $8,200, in the vested benefit obligation, accumulated benefit obligation, and projected benefit obligation, respectively.

SFAS 87 requires recognition of a minimum pension liability to reflect the excess of accumulated benefits over the fair value of pension plan assets for defined benefit plans. As a result, the company recorded a minimum pension liability of $6,307 in fiscal 1993, with an offsetting intangible asset. Since the fair value of the pension plan assets and accrued liability exceeds accumulated benefits, no minimum pension liability was required at September 24, 1994.

As a result of the company's restructuring and cost containment programs, a pension curtailment loss of $652 was recognized in fiscal 1994. This amount had been previously reserved as part of the fiscal 1993 restructuring charge.

The company also has foreign defined contribution pension plans. Total pension cost charged to expense for these plans was $1,464 in fiscal 1994, $2,288 in fiscal 1993, and $1,722 in fiscal 1992.

The company's postretirement benefit plan provides certain medical and life insurance benefits for retired employees. Substantially all U.S. employees of the company may become eligible for these benefits if they remain employed until normal retirement age and fulfill other eligibility requirements as specified by the plan. With the exception of certain participants who retired prior to 1986, the medical benefit plan requires monthly contributions by retired participants in amounts equal to insured equivalent costs less a fixed company contribution which is dependent on the participant's length of service and Medicare eligibility. Benefits are continued to dependents of eligible retiree participants for 39 weeks after the death of the retiree. The life insurance benefit plan is noncontributory. Funds contributed to the plan are invested primarily in common stocks, mutual funds and cash equivalent securities.

The components of net periodic postretirement benefit cost are as follows:


                                                           YEAR ENDED
                                                SEPT. 24,   SEPT. 25,  SEPT. 26,
                                                  1994        1993       1992

Service cost . . . . . . . . . . . . . . . . .   $  345      $  316     $  294
Interest on accumulated benefit obligation . .      676         680        677
Actual return on plan assets . . . . . . . . .     (339)       (212)      (366)
Deferral of net actuarial gains and
 amortization of transition obligation
 and prior service costs . . . . . . . . . . .      482         407        564
   Net periodic postretirement benefit cost. .   $1,164      $1,191     $1,169

The funded status of the plan is as follows:

                                                           SEPT. 24,   SEPT. 25,
                                                             1994        1993
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
   Retirees. . . . . . . . . . . . . . . . . . . . . . . .  $4,217      $4,008
   Fully eligible active plan participants . . . . . . . .   1,194       1,515
   Other active plan participants. . . . . . . . . . . . .   3,229       4,095
Total accumulated postretirement benefit obligation. . . .   8,640       9,618
Market value of plan assets. . . . . . . . . . . . . . . .     955         622
Excess of accumulated postretirement benefit obligation. .
 over plan assets. . . . . . . . . . . . . . . . . . . . .   7,685       8,996
Unrecognized transition obligation . . . . . . . . . . . .  (2,821)     (2,997)
Unrecognized prior service cost. . . . . . . . . . . . . .    (934)     (1,006)
Unrecognized actuarial gain (loss) . . . . . . . . . . . .     454      (1,065)
Net postretirement benefit liability included. . . . . . .  $4,384      $3,928
 in current and other liabilities. . . . . . . . . . . . .

ASSUMPTIONS USED IN COMPUTING THE FUNDED STATUS OF THE PLAN:
   Discount rate . . . . . . . . . . . . . . .  . . . . . .    8.0%        7.5%
   Expected long-term rate of return on assets  . . . . . .   10.0%        9.0%


The assumptions used to compute the funded status of the plan were changed in fiscal 1994 and fiscal 1993. The change in assumptions did not result in a material change in the accumulated postretirement benefit obligation in either year. Prior service cost results from a plan amendment effective October 1, 1991, which increased amounts payable for employees who retire after December 31, 1985. Prior service costs are amortized over the average remaining service period of the employees expected to receive benefits under the plan.

For participants who receive full retiree medical benefits, the medical premium rates were assumed to increase at the following rates: fiscal year 1994 - 11%; thereafter - 7%. A 1% increase in the medical trend rate would not have a significant impact on the accumulated postretirement benefit obligation as of October 1, 1994.

During fiscal 1994, the company dissolved the Voluntary Employees' Beneficiary Association trust which funded the cost of employee medical, life, long-term disability, and dental insurance benefits for the company's full-time permanent U.S. employees. Administration and funding of these benefit plans is now handled directly by the company with no changes in the coverages provided to employees. Amounts charged to expense are based on projected benefit levels determined on an annual basis.

NOTE 11.   GEOGRAPHIC SEGMENT DATA IN THOUSANDS

The company's operations involve a single industry segment - the design, manufacture, sale and support of multi-user computer systems, servers, and mass storage devices.

Financial information, summarized by geographic area, is presented below.


                                                  OTHER
                             UNITED               INTER-   ELIMINA-    CONSOLI-
                             STATES     EUROPE   NATIONAL   TIONS       DATED
YEAR ENDED SEPTEMBER 24, 1994:
Total revenues:
  Unaffiliated customers. . $691,516  $303,754  $125,235             $1,120,505
  Interarea transfers . . .  149,008        --    18,084  $(167,092)         --
    Total . . . . . . . . . $840,524  $303,754  $143,319  $(167,092) $1,120,505
Restructuring charge. . . . $ 20,800  $ 12,000  $  2,200             $   35,000
Income (loss) from
  operations. . . . . . . . $(48,555) $(18,282) $(16,951) $   4,010  $  (79,778)
Identifiable assets . . . . $559,893  $239,669  $101,110  $(179,389) $  721,283
Corporate assets. . . . . .                                             100,581
  Total assets. . . . . . .                                          $  821,864

YEAR ENDED SEPTEMBER 25, 1993:
Total revenues:
  Unaffiliated customers. . $614,823  $342,945  $120,101             $1,077,869
  Interarea transfers . . .  208,675        --    20,859  $(229,534)         --
    Total . . . . . . . . . $823,498  $342,945  $140,960  $(229,534) $1,077,869
Restructuring charge. . . . $  7,300  $ 15,300  $  2,400             $   25,000
Income (loss) from
  operations. . . . . . . . $(11,213) $(22,760) $(21,148) $   6,360  $  (48,761)
Identifiable assets . . . . $561,921  $297,923  $ 96,602  $(194,630) $  761,816
Corporate assets. . . . . .                                             104,513
  Total assets. . . . . . .                                          $  866,329

YEAR ENDED SEPTEMBER 26, 1992:
Total revenues:
  Unaffiliated customers. . $613,406  $384,465  $118,076             $1,115,947
  Interarea transfers . . .  199,249        --    27,105  $(226,354)         --
    Total . . . . . . . . . $812,655  $384,465  $145,181  $(226,354) $1,115,947
Restructuring charge. . . . $ 21,000  $ 25,700  $  1,300             $   48,000
Income (loss) from
  operations. . . . . . . . $(18,415) $(30,185) $(13,519) $   6,155  $  (55,964)
Identifiable assets . . . . $563,147  $299,614  $ 95,898  $(152,092) $  806,567
Corporate assets. . . . . .                                             133,887
  Total assets. . . . . . .                                          $  940,454

United States interarea transfers primarily represent shipments of equipment and parts to international subsidiaries. Other International interarea transfers primarily represent shipments of work in process and finished goods inventory from manufacturing facilities to domestic operations. These interarea shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. United States revenues from unaffiliated customers include direct export sales. Corporate assets consist primarily of temporary cash investments and marketable securities.

Total liabilities of international subsidiaries, before intercompany eliminations, were $295,651 at September 24, 1994 and $296,892 at September 25, 1993. Cumulative retained earnings of international subsidiaries were $109,541 at September 24, 1994 and $109,070 at September 25, 1993.


NOTE 12.   SUBSEQUENT EVENT

Subsequent to the end of the fiscal year, the company settled with Northrup Grumman Corporation its six-year software copyright infringement and trade secrets litigation against Grumman Systems Support Corporation ("Grumman"). Under the terms of the settlement, Grumman paid the company $53 million and the parties have dismissed all pending litigation. The settlement will result in a pre-tax gain, net of related legal fees and other expenses, of $44.5 million which the company will recognize in its first quarter fiscal 1995 financial statements.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF DATA GENERAL CORPORATION
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of Data General Corporation and its subsidiaries at September 24, 1994 and September 25, 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 24, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Boston, Massachusetts
October 26, 1994



SUPPLEMENTAL FINANCIAL INFORMATION
DATA GENERAL CORPORATION

QUARTERLY FINANCIAL DATA (UNAUDITED)


                                   FIRST  SECOND     THIRD  FOURTH      FISCAL
IN MILLIONS, EXCEPT PER SHARE     QUARTER QUARTER   QUARTER QUARTER      YEAR
  AMOUNTS
FISCAL 1994:
Total revenues . . . . . . . . . . $261.2  $282.9    $283.8  $292.6    $1,120.5
Total cost of revenues . . . . . .  169.2   185.8     187.8   190.3       733.1
Net loss . . . . . . . . . . . . .  (21.1)  (48.0)(a) (12.4)   (6.2)      (87.7)
Net loss per share . . . . . . . . $ (.60) $(1.35)   $ (.34) $ (.17)   $  (2.45)
Net loss per share
 assuming full dilution. . . . . . $ (.60) $(1.35)   $ (.34) $ (.17)   $  (2.45)

FISCAL 1993:
Total revenues . . . . . . . . . . $279.6  $267.5    $252.4  $278.4    $1,077.9
Total cost of revenues . . . . . .  163.3   160.4     156.7   174.3       654.7
Net income (loss). . . . . . . . .    0.8    (7.6)    (16.4)  (37.3)(a)   (60.5)
Net income (loss) per share. . . . $  .02  $ (.22)   $ (.47) $(1.06)   $  (1.73)
Net income (loss) per share
 assuming full dilution. . . . . . $  .02  $ (.22)   $ (.47) $(1.06)   $  (1.73)

(a) Includes $35.0 million and $25.0 million provision in fiscal years 1994 and 1993, respectively, for estimated expenses resulting from corporate-wide restructuring and cost reduction programs (See Note 2 of Notes to Consolidated Financial Statements).


STOCK PRICE RANGE


                                      FISCAL 1994             FISCAL 1993
                                     HIGH        LOW         HIGH        LOW
First quarter . . . . . . . . . .   10-3/4       8-3/4     13           9-5/8
Second quarter. . . . . . . . . .   10           7-3/8     13-7/8      10-7/8
Third quarter . . . . . . . . . .    8           6-3/4     12-5/8       8-3/4
Fourth quarter. . . . . . . . . .   10           7-3/8      9-7/8       7-3/4

Data General does business in more than 70 countries through direct sales, subsidiaries, distributors and representatives. The company has 29 subsidiaries and approximately 250 sales and service offices. Major administrative, development, manufacturing and support facilities, and subsidiaries' headquarter locations are listed below.

FACILITY LOCATION

(Approximate Square Feet)

Westboro, Massachusetts    corporate headquarters; administration;
(850,000/Leased)*          product development; special systems

Southboro, Massachusetts   manufacturing service division; software
(545,000)**                reproduction; distribution center; refurbished
                           equipment; major unit repair; custom product manufacturing; field engineering services and logistics

Apex, North Carolina       assembly, test and systems integration facility
(300,000)

Research Triangle Park,    advanced systems research and development
North Carolina
(174,000)

Norcross, Georgia          customer support center
(105,000/Leased)

Mississauga, Ontario       sales; field engineering; administration
Canada
(35,000/Leased)

Etobicoke, Ontario, Canada product repair center
(15,000/Leased)

Chihuahua, Mexico          product repair center
(67,000/Leased)

Schwalbach, Germany        sales; customer education; services;
(45,200/Leased)            administration

Brentford, England         sales; services; administration; customer
(120,000/Leased)***        education

Manila, Philippines        power supply and transformer manufacturing;
(68,000)                   communications products assembly and test

Melbourne, Australia       product repair center; logistics and refurbished
(31,000/Leased)            equipment

* Ongoing space reductions during fiscal 1995 will result in a maximum of 490,000 square feet of occupied lease space.

** Includes 40,000 square-feet of space leased to a third party, and 200,000 square feet available for lease.

***Includes 26,000 square-feet of sub-leased space.

As part of its consolidation efforts, Data General has for sale, facilities in Woodstock, Connecticut and Milford, Massachusetts.



SUBSIDIARY HEADQUARTERS

Canada   Toronto/Mississauga

ASIA/PACIFIC
Australia        Sydney
Hong Kong
Japan            Tokyo
Korea            Seoul
New Zealand      Wellington
Singapore

EUROPE
Austria          Vienna
Belgium          Brussels
Denmark          Copenhagen/Glostrup
Finland          Helsinki/Espoo
France           Paris/Meudon-la-Foret
Germany          Frankfurt/Schwalbach
Italy            Milan
Netherlands      Amsterdam
Norway           Olso/Voyenenga
Portugal         Lisbon/Amadora
Spain            Madrid
Sweden           Stockholm/Kista
Switzerland      Zurich
United Kingdom
and Ireland      London/Brentford

LATIN AMERICA
Argentina        Buenos Aires
Brazil           Rio de Janeiro
Chile            Santiago
Mexico           Monterrey
Peru             Lima
Puerto Rico      San Juan
Venezuela        Caracas


Frederick R. Adler      Director, Chairman of the Executive Committee;
                        Retiring Senior Partner, Fulbright & Jaworski L.L.P.,
                        Attorneys at Law, New York, New York

Ethan Allen Jr.         Vice President, Customer Services

Stephen P. Baxter       Vice President, General International Area Sales

Ferdinand Colloredo-    Director; Chairman of the Board, Cabot
Mansfeld                Partners Limited Partnership, Boston, Massachusetts

William J. Cunningham   Vice President, Manufacturing and Corporate Quality

Arthur W. DeMelle       Vice President; Chief Financial Officer

Jacob Frank             Vice President and General Counsel

John J. Gavin Jr.       Treasurer

Stephen Gardner         Vice President, Strategic Alliances

Angelo Guadagno         Vice President, U.S. Sales

Robert C. Hughes        Vice President, Worldwide Sales

Carl E. Kaplan          Secretary; Senior Partner, Fulbright & Jaworski L.L.P.,
                        Attorneys at Law, New York, New York

Robert C. McBride       Vice President; Controller

John G. McElwee         Director; Retired Chairman, John Hancock Mutual Life
                        Insurance Company, Boston, Massachusetts

Anthony C. Nicoletti    Vice President, Asia/Pacific Sales

Claes L. Nordwall       Vice President, Europe Sales

James J. Ryan           Vice President, Information Management Group

Joel Schwartz           Vice President, AViiON Business Unit

Ronald L. Skates        President and Chief Executive Officer; Director

W. Nicholas Thorndike*  Director; Corporate Director and Trustee

Donald H. Trautlein     Director; Retired Chairman, Bethlehem Steel
                        Corporation, Bethlehem, Pennsylvania

Richard L. Tucker*      Director; Managing Director, Trinity Investment
                        Management Corporation, Boston, Massachusetts

J. Thomas West          Senior Vice President, Advanced Development

William L. Wilson*      Vice President

Donald P. Zereski       Vice President, Worldwide Services

*Elected during 1994


DIVISION VICE PRESIDENTS

Anthony P. DiBona       ECLIPSE Business Unit
David J. Ellenberger    AViiON Marketing
Larry D. Hemmerich      CLARiiON Business Unit
Lee D. Henning          Sales Methodologies
Edward F. Pensel        Manufacturing Operations
James Rothnie**         Software Development
Michael I. Schneider    Special Systems
Robert Van Steenberg    AViiON Systems Development
William L. Zastrow      Imaging Business Unit

**Appointed during 1994


CORPORATE HEADQUARTERS       Data General Corporation
                             4400 Computer Drive
                             Westboro, Mass. 01580
                             (508) 898-5000

LEGAL COUNSEL                Fulbright & Jaworski L.L.P
                             New York, New York

INDEPENDENT ACCOUNTANTS      Price Waterhouse LLP
                             Boston, Mass.

DEBENTURE TRUSTEES           Fleet National Bank
                             63 Wall Street
                             New York, New York 10005

                             State Street Bank and Trust
                             225 Franklin Street
                             Boston, Mass. 02110

TRANSFER AGENT AND REGISTRAR First Chicago Trust Company of New York
                             Inquiries related to address changes,
                             consolidations or legal transfers should be directed to:

                             First Chicago Trust Company of New York
                             Post Office Box 2500
                             Jersey City, NJ  07303
                             or call (201) 324-0498

STOCK EXCHANGE LISTING       New York Stock Exchange
                             London Stock Exchange
                             Unlisted trading privileges on Boston,
                             Midwest, Philadelphia, Pacific and
                             Cincinnati exchanges

TRADING SYMBOL               DGN

ANNUAL MEETING               The Annual Meeting of Stockholders will be held
                             at 1:00 p.m., Wednesday, January 25, 1995 in the
                             Enterprise Room, State Street Bank Building, 225
                             Franklin Street, Boston, Mass.

NUMBER OF STOCKHOLDERS       As of September 24, 1994 there were approximately
                             12,500 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

DIVIDEND POLICY              No cash dividends have been declared or paid by
                             the company since its inception. It is the policy of the company to retain any cash flow for future business expansion. The company anticipates no changes in this policy in the foreseeable future.

AVAILABLE PUBLICATIONS       The company's Annual Report and Interim Reports
                             are distributed regularly to stockholders. The
                             Annual Report on Form 10-K and Quarterly Reports
                             on Form 10-Q as filed with the Securities and
                             Exchange Commission, and other information is
                             available on written request to: Corporate
                             Communications Department, MS-B221, Data General
                             Corporation, 4400 Computer Drive, Westboro, Mass.
                             01580

THE COMMON SENSE CONNECTION: As a service to stockholders, customers, partners, and others interested in Data General, the company provides a comprehensive, interactive information library available on the Internet. Called "The Common Sense Connection," this service offers the latest news releases, product and service information, and a wide range of other information about Data General. To access this service, you can:

                             * Log on to our public server at www.dg.com or gopher.dg.com

                             *  Request information using e-mail to
                             commonsense@dg.com

                             * Dial our FAX-back system at 1-800-99-DGFAX (North America only) and press 411 to receive a faxed menu of publications

                             *  Call Data General Corporation at 1-800-DATAGEN