Form 10-K, Exhibit 13
period 1995-09-30
DATA GENERAL CORP
filed 1995-12-28
CIK 26999

DATA GENERAL CORPORATION
                            1995 ANNUAL REPORT

                             (photo of SHV server)


Advancing the Evolution of Commodity Computing

 Data General Corporation
  4400 Computer Drive
  Westboro, Massachusetts, USA 01580
  http://www.dg.com
  email: AViiON@dg.com

1968 Founded, built the NOVA, the first minicomputer based on integrated circuit technology

1968-1980     Successive generations of 16-bit minicomputers; known for
              high performance and excellent price/performance

1980-1988     Successive generations of 32-bit minicomputers; first
              machine chronicled in Pulitzer Prize winning book by Tracy
              Kidder, "The Soul of A New Machine"

1988 Announced open systems strategy based on industry-standard microprocessors, operating systems, and storage components

1989 Delivered first AViiON(R) computer systems and UNIX for commercial applications

1991          Delivered first RAID storage systems

1992 Introduced CLARiiON(R) disk arrays as second generation of RAID systems for AViiON, ECLIPSE(R), and other computing platforms

June 1995     Announced new direction for AViiON product family; systems to use Intel(R) processors and standard SMP (symmetric multiprocessing motherboards

Oct 1995 Introduced first AViiON systems that use Intel Pentium(R) architecture; more than 15,000 applications available for customer use

Nov 1995 Announced general specifications for advanced family of AViiON servers using Pentium(R) Pro processors

Data General designs advanced systems using the best commodity technologies; builds software alliances to deliver leading solutions; and provides comprehensive integration services to design, implement, and support total computing solutions.


TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

In fiscal 1995, Data General made significant progress in our two major businesses -- AViiON servers and CLARiiON storage systems -- and maintained our revenue base in related services. We also reduced our operating costs and ended the year with revenue growth and a profitable fourth quarter.

AViiON Server Business
We launched the AViiON family of servers and our DG/UX(R) operating system for the commercial market in 1989. Our AViiON product family has progressed through several generations and now has an installed base approaching 30,000 systems and $2 billion in value, and DG/UX has received the highest overall ratings in the industry from leading research firms.

In June, we announced that we had chosen the Intel architecture for our new generation of AViiON servers. At the same time, we outlined our technology direction for providing high-performance systems based on Intel processors, Standard High Volume (SHV) servers, and Cache Coherent Non-Uniform Memory Access (ccNUMA) architecture. This announcement was the result of a two-year process to prepare ourselves, our operating system, and our software partners for this advanced computing technology.

In October, as we entered fiscal 1996, we introduced our first Intel based AViiON servers. These servers run our DG/UX operating system to deliver the performance needed in a broad range of applications, for departments or throughout an entire enterprise. They also run Microsoft Windows NT Server, one of the industrys fastest-growing operating systems. This ensures that our customers have the widest range of applications available to them.

Long before we announced our new AViiON line, we began working with the industry's leading software developers. We also expanded the capabilities of DG/UX to run on both the Intel based AViiON systems and on existing Motorola based AViiON systems. This greatly simplified the porting and recompiling of applications. As a result, all of the major database vendors and many leading enterprise application developers completed the porting of their software to our Intel based AViiON platform, and the new generation of AViiON is already capable of running more than 15,000 applications.

In addition, the new AViiON servers outstanding price/performance and unique ability to run a true enterprise UNIX operating system or Windows NT Server make them particularly appealing to resellers.

CLARiiON Storage Business
In 1991, we introduced our RAID storage systems for our AViiON servers. In 1992, we expanded that product family, named it CLARiiON, and made it available for use on other computer systems. With the addition of low-end products introduced in the past year, CLARiiON now supports virtually all open systems computing platforms with a broad family of storage products ranging from disk arrays for the PC/local area network (LAN) market, to high-capacity, high-availability arrays for enterprise storage applications.

CLARiiON products are sold through systems integrators and distributors. However, the majority of CLARiiON revenues are derived through OEM relationships with major systems vendors and storage suppliers.

We experienced exceptional growth in our CLARiiON storage systems business in fiscal 1995 with revenues tripling from the prior year. We believe this growth in CLARiiON sales demonstrates the increasing importance of disk array technology in the marketplace. It also reaffirms our focus on data integrity and providing high availability in the open enterprise.

Services
Our strategy recognizes the critical role of our worldwide services operations. Revenues from services, including Customer Service and Professional Services, totaled $402 million in fiscal 1995.

A strong Customer Service operation is a prerequisite for enterprise customers who need 24-hour/365-day support. Data General provides customers with a single point of contact to ensure integrated hardware and software support and maintenance. We are focusing our service resources on system and network expertise, and establishing alliances with leading service specialists for comprehensive customer support.

Our Professional Services organizations provide AViiON customers worldwide with complete services to design, implement, and support commercial computing environments. To make it easier for customers to install and integrate our products, we now offer nearly 100 packaged professional services that implement standard statements of work at defined prices.

We are also offering a complete set of services to ease the incorporation of new Intel based AViiON systems into our customers' existing Motorola based AViiON environments.

Fiscal 1995 Results
Revenues for the fiscal 1995 year were $1.16 billion, compared with $1.12 billion for the previous year. We reported a fiscal 1995 net loss of $46.7 million, or $1.23 per share, which included a restructuring charge of $43.0 million for a workforce reduction, and other cost reduction activities related primarily to real estate. The fiscal 1995 figures also include a pre-tax gain of $44.5 million resulting from the settlement of a software copyright and trade secret lawsuit against Northrop Grumman Corporation. In fiscal 1994, Data General reported a net loss of $87.7 million, or $2.45 per share, which included a restructuring charge of $35 million.

Financial Strength
Data General's financial position continues to be strong. Cash as a percentage of revenues is among the highest in our industry. Our inventory turn rate is among the best in the industry. At year end, cash and marketable securities totaled $188.8 million. Our cash position was helped early in the fiscal year by $53 million received from settlement of the Northrop Grumman suit.

Business Strategy and Outlook
Since we began our move to open systems in 1988, we have changed virtually every aspect of our business. We made tough cultural and organizational changes. We focused on what we do best - hardware and systems software development - and leveraged our core technological strengths.

Fiscal 1995 Product Revenue Distribution
AViiON Servers 56%
CLARiiON Storage 25%
Personal Computers 12%
ECLIPSE MV Systems 7%

This strategy has transformed Data General from a proprietary to an open systems business. Today we are a company with leading-edge technology and a strong financial position.

Data General is positioned for growth. Our strength is our ability to take advantage of constantly changing technologies to deliver value for our customers. Our new generation of AViiON servers is based on what is clearly the industry's most durable architecture -- the Intel architecture. Intel technology is the standard on which the PC market is based, and we believe it will soon become the standard for the server market.

The long transition from proprietary to open systems has been a challenging time for employees, customers, and stockholders. The short transition of our AViiON systems to the Intel architecture has been carefully planned. We are confident that the steps we are taking to generate AViiON and CLARiiON revenue growth will enable us to achieve our goal of sustained profitability.

Respectfully submitted,

Ronald L. Skates
President and Chief Executive Officer



ADVANCING THE EVOLUTION OF BUSINESS COMPUTING

More than anything else, component integration is responsible for the extraordinary success of today's computer industry. From transistors to integrated circuits to microprocessors, increasingly greater degrees of component integration have allowed designers to package ever more power into ever smaller spaces.

Moore's Law
With the advent of semiconductor technology came the modern computing era, framed by Intel co-founder Gordon Moore's observation that chip capacity and performance could be expected to double every couple of years.

Moore's Law has held true for the past 30 years. It fuels the computer industry and makes it unique. Most of the traditional business world, in contrast, changes in a linear fashion. The combination of these trends suggests why momentous shifts in market dynamics can occur at times of profound technology change.

Put simply, the exponential curve charted by Moore's Law means that today's high-value-added product is likely to become tomorrow's low-margin commodity. Further, jarring technological changes, or discontinuities, can actually accelerate this phenomenon. Markets may be restructured -- and new competitive opportunities may appear -- virtually overnight.

For example, Data General and the minicomputer industry were born during the discontinuity created when integrated circuits replaced transistors.

Another discontinuity occurred in the early 1980s when engineers first built computers using 16-bit microprocessors. This spawned the PC industry, hastened acceptance of related design standards, and led to even greater economies and incentives for further integration.

Today, component integration occurs not just on the chip but at the motherboard level, where complex, system-level functions are carried out. Soon this dynamic will shift again, with companies building systems around pre-packaged commodity SMP (symmetric multiprocessing) subsystems.

AViiON Server Technology
Our new generation of AViiON servers is based on Intel processor technology. At the same time, we will continue to manufacture and support our Motorola based family of AViiON servers.

Intel has a history of delivering continuing generations of processors with increasing speed and performance. This technology enables Data General to build a scalable range of systems that preserves customer investments in applications while taking advantage of the breadth and performance growth of the Intel architecture -- from the current Pentium processor family, to systems based on Pentium Pro processors and Standard High Volume (SHV) server motherboards starting in 1996.

SHV boards combine up to four Pentium Pro processors with cache, main memory, and input/output logic in economical, off-the-shelf packaging. They are becoming the industry's newest commodity building blocks.

AViiON enterprise servers based on Intel's SHV boards will run current SMP applications without modification. For flexibility and availability, they will permit multi-system clustering and resource sharing, and will be complemented by inexpensive, single or dual Pentium Pro deskside servers.

But to function optimally in higher processor-count implementations, SHV boards will have to be interconnected within a large-scale system architecture. Data General is now building critical SHV-interconnect technology which will implement the industry-standard Scalable Coherent Interface (SCI) protocol, and will enable development of highly optimized enterprise servers based on the architecture design known as ccNUMA, or Cache Coherent Non-Uniform Memory Access. ccNUMA is regarded as the most effective system architecture for higher-end SMP designs.

DG/UX Operating System
These very powerful, commodity-based technologies require enabling software -- high functionality, high-value software like our DG/UX operating system. With DG/UX, AViiON enterprise servers will be able to handle the most demanding applications used by business, from data warehousing and data mining to transaction processing and decision support.

DG/UX is a sophisticated, commercial implementation of the UNIX system V Release 4 operating system. Data General has been enhancing DG/UX for over a decade to provide a state-of-the-art platform for running core business applications. DG/UX provides a robust file system, open connectivity, comprehensive systems and storage management, standards compliance, and high levels of applications scalability. Recent improvements to DG/UX include clustering of up to eight AViiON systems enabling resource sharing, higher levels of availability, and easier system administration. DG/UX is also the first UNIX based operating system to meet federal B2 level security requirements, the most demanding security within the military/intelligence community. Data General plans to make this same capability available for security-conscious commercial customers.

In addition to DG/UX, AViiON systems run Windows NT Server and a variety of shrink-wrapped operating systems. This provides customers with a choice of environments for running more than 15,000 applications, including all the leading enterprise and database software. The list includes UNIX software from such leading companies as Computer Associates, Informix, Oracle, PeopleSoft, Pick Systems, Progress, SAP, Sybase, Tivoli, Unidata and VMark; as well as approximately 7,000 shrink-wrapped applications available with Windows NT Server.

CLARiiON Disk Arrays
Complementing Data Generals focus on enterprise servers is our focus on large-scale enterprise storage products.

CLARiiON disk arrays are built from leading-edge, off-the-shelf components. Today, they pack up to 80 gigabytes of fault-tolerant data storage in deskside modules that are economical, small, fast, and open. CLARiiON products are fully compatible with Data Generals and other leading vendors UNIX systems, as well as with NetWare, Windows NT, and major legacy platforms.

The CLARiiON family is important for another reason. CLARiiON demonstrates how Data General invests intellectual resources in systems architectures and software to deliver powerful data-center products built around commodity components.

Leveraging Commodity Economics
Today, we are on the brink of a major technological discontinuity. It is caused by the shift to commodity SMP building blocks, and it presents serious challenges as well as tremendous opportunities to system vendors, resellers, and information technology executives.

For systems vendors, the issue is no longer how to build the fastest chip, disk, or box, but how to make the most of commoditization; in other words, how to cut time and cost while bringing to market new product designs based on SHV server technologies.

For resellers, rapid technology advancements provide continual opportunities for new applications and new markets for their solutions.

For information technology executives, Moore's Law requires adopting strategies for taking advantage of technological discontinuities without disrupting end-user services.

For Data General, the opportunity is clear. The company will serve as a strategic supplier and partner to system vendors, resellers, and information technology executives, supporting their efforts to evolve business computing in the months and years ahead.

Financial Review 1995

Five Year Summary of Selected Financial Data. . . . . . . . . . . . . . . . . 9
Management's Discussion and Analysis of Financial Condition
  and Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . .10
Consolidated Statements of Operations . . . . . . . . . . . . . . . . . . . .13
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . .14
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . .15
Consolidated Statements of Stockholders' Equity . . . . . . . . . . . . . . .16
Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . .17
Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . .26
Supplemental Financial Information. . . . . . . . . . . . . . . . . . . . . .26
Facilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
Officers, Directors, and Senior Management. . . . . . . . . . . . . . . . . .28
Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .29


FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
DATA GENERAL CORPORATION
                                             YEAR ENDED
                     SEPT.  30,  SEPT.  24,  SEPT.  25,  SEPT.  26,  SEPT.  28,
IN THOUSANDS,           1995        1994        1993        1992        1991
  EXCEPT PER
  SHARE AMOUNTS
Total revenues . . .$1,159,316  $1,120,505  $1,077,869  $1,115,947  $1,228,854
Total cost of
  revenues . . . . .   772,047     733,114     654,718     655,047     659,559
Research and
  development. . . .    85,886      90,826     100,172     111,336     101,986
Selling, general,
  and
  administrative . .   334,337     341,343     346,740     357,528     384,317
Restructuring
  charge . . . . . .    43,000      35,000      25,000      48,000          --
  Total costs and
    expenses . . . . 1,235,270   1,200,283   1,126,630   1,171,911   1,145,862
 Income (loss) from
  operations . . . .   (75,954)    (79,778)    (48,761)    (55,964)     82,992
Interest expense,
  net. . . . . . . .     4,116       8,168       6,734       3,448       4,451
Other income, net. .    41,972       2,353         416          --      13,000
Income (loss)
  before income
  taxes. . . . . . .   (38,098)    (85,593)    (55,079)    (59,412)     91,541
Income tax
  provision. . . . .     8,605       2,100       5,400       3,100       5,900
Net income (loss). .$  (46,703) $  (87,693) $  (60,479) $  (62,512) $   85,641

Primary net
  income (loss)
  per share. . . . .    ($1.23)     ($2.45)     ($1.73)     ($1.91)      $2.62

Net income (loss)
  per share assuming
  full dilution. . .    ($1.23)     ($2.45)     ($1.73)     ($1.91)      $2.45


                                                AS OF
                      SEPT.  30,  SEPT.  24,  SEPT.  25,  SEPT.  26,  SEPT.  28,
DOLLARS IN THOUSANDS     1995        1994        1993        1992        1991
Current assets . . . $  591,485  $  598,076  $  611,660  $  671,307  $  684,480
Current liabilities.    370,226     326,865     302,908     307,172     265,816
Working capital. . . $  221,259  $  271,211  $  308,752  $  364,135  $  418,664
Total assets . . . . $  832,018  $  821,864  $  866,329  $  940,454  $  944,046
Annual expenditures
  for property,
  plant, and
  equipment. . . . . $   96,471  $   92,955  $   94,968  $   93,607  $   82,766
Long-term debt . . . $  153,457  $  156,942  $  158,352  $  162,258  $  164,911
Other liabilities. . $   28,791  $   29,445  $   27,992  $   20,988  $   18,878
Stockholders' equity $  279,544  $  308,612  $  377,077  $  450,036  $  494,441
Employees. . . . . .      5,000       5,800       6,500       7,100       8,500


Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The company has not declared or paid cash dividends since inception.



RESULTS OF OPERATIONS

The company reported a net loss of $47 million for fiscal 1995 compared with a net loss of $88 million for fiscal 1994 and a net loss of $60 million for fiscal 1993. Included in these fiscal year losses are restructuring charges of $43 million, $35 million, and $25 million, respectively.

Total revenues were $1.16 billion in fiscal 1995, compared with $1.12 billion in fiscal 1994 and $1.08 billion in fiscal 1993. Revenues in three of four quarters of the 1995 fiscal year showed revenue growth compared to the same quarters of the prior fiscal year. The growth in fiscal 1995 came from both the European marketplace and from other international product revenues. The increases in these two marketplaces resulted from growth in the Open CLARiiON line of mass storage devices during this fiscal year and the impact of the weakening of the U.S. dollar in relation to European currencies. The domestic marketplace, while experiencing growth in Open CLARiiON, was negatively impacted by a combination of sales force and product transition issues. While the company believes that the effects of the sales force transition are now complete, the company expects to continue to see an impact from the product transition to the new Intel-based AViiON products until these new products begin to ship in volume during the second half of fiscal year 1996.

Product revenues, which accounted for 65% of total revenues in fiscal 1995 and 1994, and 62% in fiscal 1993, increased 5% to $757 million in fiscal 1995 from $722 million in fiscal 1994, following a 7% increase from $673 million in fiscal 1993. In fiscal 1995, revenues from the AViiON family were approximately $421 million, a 10% decrease from fiscal 1994 as a result of sales force and production transition issues. The company remains cautious for the short term, while transitioning to the new Intel-based AViiON systems. Fiscal 1994 showed a 20% increase in AViiON systems revenues when compared with fiscal 1993. ECLIPSE MV ("MV") revenues decreased 43% during fiscal 1995 compared to a 48% decline in fiscal 1994. MV revenues currently represent only 7% of the company's total product revenues. In only its third year of shipments, the Open CLARiiON line of mass storage systems grew considerably, representing 25% of the overall product revenues in the current fiscal year, compared to 7% of total product revenues in the previous fiscal year. The company is encouraged by the growth of its Open CLARiiON storage line and its acceptance in the worldwide marketplace. Open CLARiiON is sold primarily through the company's Original Equipment Manufacturer ("OEM") and distributor channels. Revenues have been concentrated with a limited number of customers. For the current fiscal year, a significant portion of the company's Open CLARiiON revenues were to a single OEM. The recent growth in Open CLARiiON revenues may not be indicative of future Open CLARiiON revenue trends.

The domestic market represented 51% of total product revenues in fiscal 1995, 55% and 52% in fiscal years 1994 and 1993, respectively. Domestic product revenues for fiscal 1995 decreased 3% from fiscal 1994, following a 17% increase from fiscal 1993. The CLARiiON product line more than doubled in this marketplace in fiscal 1995, offset by a 13% decrease in AViiON revenues, a 41% decrease in ECLIPSE MV revenues, and a small decrease in PC revenues. Almost 60% of the prior year growth was attributable to increases from sales of Open CLARiiON mass storage systems. European product revenues, including U.S. direct export sales, increased 12% to $215 million in fiscal 1995 from $192 million in fiscal 1994. The increase in fiscal year 1995 was attributable to significant growth in the Open CLARiiON product line offset by a 43% decline in ECLIPSE MV revenues. AViiON and PC revenues were flat in this marketplace. The weakening of the U.S. dollar in relation to European currencies accounted for 2% of the total 12% increase in this marketplace. Fiscal 1994 European product revenues represented a 12% decrease from $219 million in fiscal 1993. Other international product revenues, including U.S. direct export sales, increased 19% to $154 million in fiscal 1995 from $130 million in the previous year. Open CLARiiON increased significantly, offset by a 48% decrease in MV revenues and a 9% decrease in AViiON revenues. Fiscal 1994 revenues represented a 16% increase from fiscal 1993 revenues of $112 million. The fiscal 1994 increase in other international product revenues was largely due to stronger revenues from the South Pacific area and an increase in U.S. direct export sales to Japan.

Total service revenues of $402 million in fiscal 1995 remained relatively constant compared to $398 million in fiscal 1994. Fiscal
1994 service revenues reflected a 2% decrease from $405 million for fiscal 1993. Domestic service revenues remained relatively unchanged at $227 million in fiscal 1995 compared to $230 and $229 million in fiscal 1994 and fiscal 1993, respectively. European service revenues increased 7% to $130 million in fiscal 1995 following a drop of 7% in fiscal 1994 to $122 million from $131 million in fiscal year 1993. Foreign exchange accounted for 3% of the total 7% increase in fiscal
1995 and 3% of the total 7% decrease in fiscal 1994. Other International service revenues of $44 million in fiscal 1995 decreased 2% from $46 million in fiscal 1994. Fiscal 1994 other international service revenues remained constant compared to fiscal 1993.

Cost of revenues accounted for 67% of total revenues in fiscal
1995 as compared to 65% in fiscal 1994. For the year ended September 25, 1993, total cost of revenues amounted to 61% of total revenues. Cost of product revenues increased to 68% of product revenues in fiscal 1995, compared with 67% and 62% in fiscal years 1994 and 1993, respectively. The primary reason for the increase in cost as a percentage of product revenues is due to shipments of the lower gross margin CLARiiON family of mass storage systems. This is partially offset by benefits resulting from the company's cost reduction and restructuring programs.

Cost of service revenues was 64% of service revenues in fiscal year 1995, an increase from 63% and 59% in fiscal years 1994 and 1993, respectively. The increase in cost of service revenues as a percentage of total service revenues was primarily a result of increases in revenues from systems integration activities which yield a lower margin than traditional service contract revenues.

In fiscal 1995, research and development expenses were $86 million or 7% of total revenues, compared to $91 million and $100 million or 8% and 9% of total revenues for fiscal years 1994 and 1993, respectively. The net decrease in research and development expenses during this fiscal year was primarily caused by the company dedicating a higher proportion of its resources to software development that requires capitalization. The company continues to focus its research and development efforts on its core business technology, multi-user computer systems, servers, and mass storage devices. In fiscal 1995, gross expenditures on research and development and software development, before capitalization, increased 5% compared to fiscal 1994. The increase in expenditures was primarily a result of material purchases relating to the prototyping of the new Intel-based product line and the porting of DG/UX (Data General's UNIX Operating System) to the new architecture.

Selling, general and administrative expenses continue to decrease due to the company's worldwide cost reduction and containment programs. Selling, general and administrative costs decreased 2% to $334 million in fiscal 1995 when compared to fiscal 1994. Fiscal 1994 costs represented a 2% decrease from fiscal year 1993. The company has responded to increasingly competitive industry conditions through ongoing cost reduction and containment programs from fiscal 1990 to fiscal 1995 which have been the primary factor in reducing the current year's selling, general, and administrative expenses by more than $110 million compared to fiscal 1990.

While the company has made the transition to a supplier of open systems products and services, in the first half of fiscal 1995, the company continued to have a cost structure which exceeded that of an open systems business model. Early in the third quarter of the current fiscal year, the company identified additional cost reduction steps which include further worldwide sales and service workforce reductions. Consequently, results of operations for fiscal 1995 include a charge of $43 million for estimated costs associated with a worldwide workforce reduction along with other cost reduction programs, primarily related to real estate. The provision relating to the workforce reduction is primarily for salary and benefit continuation and outplacement service. Fiscal 1994 and 1993 included charges of $35 million and $25 million, respectively, for estimated costs associated with the worldwide workforce reduction, real estate, and other costs associated with the company's restructuring actions. At the close of fiscal 1995, the number of employees was approximately 5,000, a reduction of 800 employees from September 24, 1994. Fiscal year 1994 saw a reduction of 700 employees from the 6,500 employed as of September 25, 1993. Peak employment was 17,700 in fiscal 1984. There have been no material changes in the company's previously announced restructuring actions or the estimates accrued at September 30, 1995.

During fiscal 1993, the company sold three of the facilities that it had previously closed as a result of cost reduction programs. The company sold its Westbrook, Maine, its Portsmouth, New Hampshire, and a portion of its Woodstock, Connecticut facilities for proceeds of $8.7 million, $5.1 million and $1.9 million, respectively.

Loss from operations for fiscal 1995 of $76 million was comprised of $45 million from the domestic marketplace, $15 million from Europe and $16 million from other international. These losses include restructuring charges of $19 million for each of domestic and Europe, and $5 million for other international. These losses from operations compare with $45 million, $18 million, and $17 million in fiscal 1994, for the domestic marketplace, Europe and other international, respectively. Restructuring charges were $21 million, $12 million, and $2 million in each of these areas, respectively.

Interest income for fiscal 1995 increased 65% from fiscal 1994, following a 27% decrease from fiscal 1993 to fiscal 1994. The current year increase was primarily due to higher levels of invested cash and higher market interest rates. The prior year decrease was primarily due to lower average levels of invested funds and an overall reduction in market interest rates. Interest expense for fiscal 1995 remained relatively unchanged from both fiscal 1994 and 1993.

Included in other income, net, in the fiscal 1995 Statement of Operations is a pretax gain, net of related legal fees and other expenses, of $44.5 million from the settlement with Northrop Grumman Corporation of the six-year software copyright infringement and trade secrets litigation against Grumman Systems Support Corporation ("Grumman"). Under the terms of the settlement, Grumman paid the company $53 million and the parties have dismissed all pending litigation.

The income tax provision for the current year was $8.6 million, compared to $2.1 million in fiscal 1994 and $5.4 million in fiscal 1993. The current year provision resulted primarily from deferred tax on undistributed earnings for certain foreign subsidiaries and foreign and state taxes. The 1994 and 1993 provisions primarily resulted from foreign and state taxes. The company continues to have significant operating loss carryforwards and unused tax credits available to minimize future tax liabilities. During the first quarter of fiscal 1994, the company adopted Statement of Financial Accounting Standard ("SFAS") 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. Previously, the company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The implementation of SFAS 109 did not have a material effect on either the company's consolidated financial position or results of operations. Under SFAS 109, the benefit associated with future deductible temporary differences is recognized if it is more likely than not that a benefit will be realized. Based on historical evidence, the company has recorded a valuation allowance which offsets substantially all net deferred tax assets existing as of September 30, 1995 and September 24, 1994.

In the first quarter of fiscal 1995, the company adopted SFAS 112, "Employers' Accounting for Post-Employment Benefits" and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities".
SFAS 112 requires the accrual of liabilities for the estimated cost of benefits provided by the employer to former or inactive employees.
SFAS 115 addresses accounting and reporting for investments in certain debt and equity securities. Under this standard, the company is required to classify its marketable securities into one or more of the following categories: held-to-maturity, trading, or available for sale. All of the company's marketable securities at September 30, 1995 and September 24, 1994 have maturities of less than one year, and have
been classified as being 'held-to-maturity'.   The implementation of
SFAS 112 and SFAS 115 did not have a material effect on the company's consolidated financial position or results of operations. In the fourth quarter of fiscal 1995, the company adopted SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". The adoption of this statement requires certain additional disclosure regarding the amounts, nature, terms, purpose, and fair values of the company's derivative financial instruments.

In May 1993, the Financial Accounting Standards Boards ("FASB") issued SFAS 114, "Accounting by Creditors for Impairment of a Loan". In March 1995, the FASB issued SFAS 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation". SFAS 114 is effective for fiscal years commencing after December 15, 1994. SFAS 121 and 123 are effective for fiscal years beginning after December 15, 1995. The company will implement these statements as required. The future adoption of SFAS 114, 121, and 123 is not expected to have a material effect on the company's consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The company's financial position remains strong. Cash and temporary cash investments as of September 30, 1995 were $117 million, a decrease of $25 million from fiscal 1994. However, at September 30, 1995, the company held $72 million in marketable securities, a net increase of $24 million from the prior fiscal year, which supplemented cash and temporary cash investments. These securities are primarily invested in United States Treasury bills and notes. Net cash provided from operations in fiscal 1995 was $117 million, which included $53 million received in the first quarter of this year from the settlement of the Grumman software copyright infringement and trade secrets litigation. Expenditures for property, plant and equipment were $96 million and capitalized software development costs totaled $27 million. Cash provided from stock plans was approximately $8 million. The company disbursed $1 million in connection with an investment in an unaffiliated entity and in repayment of notes payable. Repayment of long-term debt during the current fiscal year was $4 million, including a $3 million repurchase of the company's 8 3/8% debentures due in 2002 to satisfy future sinking fund requirements. The effect of currency fluctuations on cash and temporary cash investments was an increase of $2 million for fiscal year 1995.

Net receivables decreased $8 million to $251 million at September
30, 1995, primarily as a result of improved collections worldwide, partially offset by the increase in fourth quarter fiscal 1995 revenues when compared to the same prior year period. The company's worldwide days sales outstanding decreased 7 days when compared to the prior fiscal year as a result of the increased collection activity, primarily relating to the Open CLARiiON line of mass storage systems. This product line is sold primarily through the company's OEM and distributor channels where receivable cycles are generally shorter than the computer systems product line. Inventory levels increased $6 million during fiscal 1995, primarily as a result of increased end of quarter procurement and manufacture of finished goods. Net property, plant, and equipment increased $10 million principally due to increased capital expenditures in the areas of leasehold improvements and internal equipment and the investment in recently implemented core financial enterprise systems and associated hardware. Accounts payable increased $24 million primarily attributable to the increase in end of quarter inventory procurements and the timing of payments related to this activity. Other current liabilities and other liabilities increased $20 million to $281 million at September 30, 1995, primarily as a result of increased income tax accruals and an increase in employee related accruals, primarily for the company's pension benefits.

Operations have generally been the primary source of the company's cash. Cash provided from operations has been augmented by proceeds from sales of stock under the company's stock plans, from sales of facilities and other non-operating assets, and the settlement of the Grumman litigation. The company has not paid cash dividends since its inception in order to reinvest available cash in operations. The company is currently offering two facilities for sale: Milford, Massachusetts and the remaining portion of Woodstock, Connecticut. As sales of these facilities occur, the net proceeds will continue to supplement the net cash generated from operating activities.

For the three year period ending September 30, 1995, cash and temporary cash investments decreased $22 million. Net cash provided from operations was $266 million, including $53 million from the Grumman litigation settlement. The sale of facilities and other net investments provided $47 million. Sales pursuant to the company's employee stock plans provided $24 million. Long-term debt decreased $9 million, primarily due to repayment of Industrial Revenue Bonds in connection with the sales of the company's Portsmouth, New Hampshire and a portion of the Woodstock, Connecticut facilities and the repurchase of a portion of the company's 8 3/8% debentures due in 2002. Net proceeds from maturity of marketable securities were $5 million. Expenditures for property, plant and equipment totaled $284 million and the company's investment in capitalized software development costs was $68 million. Notes payable were paid in the amount of $2 million during this three year period. The effect of foreign exchange on this three year period was insignificant.

At September 30, 1995, the company has a $30 million unsecured letter of credit and reimbursement facility with a group of banks. This agreement is available to secure the issuance of letters of credit. The facility contains certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends and the incurrence of other debt. The interest rate for borrowings under the current letter of credit facility is 2.0% per annum above a base rate. The base rate is equal to the greater of prime rate or the Federal
Funds Effective Rate plus .5%. Commitment fees paid on available funds are not material and there were $8.3 million of letters of credit secured by this facility at September 30, 1995. At September 24, 1994, there were $11.6 million of letters of credit secured by the previous letter of credit facility. The current facility has a duration of 364 days and expires on December 20, 1995. The company is currently in the process of establishing a replacement letter of credit facility.

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

Although the actual level of spending will be influenced by many factors, the company anticipates that expenditures for property, plant and equipment will continue to be the primary non-operating use of cash during fiscal year 1996. Most of the expenditures will be for capital assets directly related to the company's open systems product sales, marketing, support and development. Net fixed assets associated with the company's proprietary ECLIPSE MV family of products represent less than 15% of the company's total net fixed assets. Such assets are primarily spare parts employed to support the company's MV service base of over 19,000 installed units worldwide, as well as those MVs which are serviced by third parties. The caption "writedown of net book value of property, plant, and equipment" in the Consolidated Statements of Cash Flows includes the net book value of demonstration equipment sold to customers which was charged to cost of product revenues. The proceeds from these sales are recorded in product revenues. Management expects that sales of demonstration equipment will continue. Also during fiscal 1996, cash sourced from operations totaling $23 million is expected to be utilized in relation to the company's restructuring programs.

The company believes it has sufficient resources to provide for its current operations and to continue to invest in the future.

CONSOLIDATED STATEMENTS OF OPERATIONS
DATA GENERAL CORPORATION


                                                         YEAR ENDED
                                            SEPT.  30,   SEPT.  24,   SEPT.  25,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS         1995         1994         1993
REVENUES
Product. . . . . . . . . . . . . . . . . . $  757,338   $  722,423   $  672,965
Service. . . . . . . . . . . . . . . . . .    401,978      398,082      404,904
    Total revenues . . . . . . . . . . . .  1,159,316    1,120,505    1,077,869

COSTS AND EXPENSES
Cost of product revenues . . . . . . . . .    514,049      483,808      415,128
Cost of service revenues . . . . . . . . .    257,998      249,306      239,590
Research and development . . . . . . . . .     85,886       90,826      100,172
Selling, general, and administrative . . .    334,337      341,343      346,740
Restructuring charge . . . . . . . . . . .     43,000       35,000       25,000
     Total costs and expenses. . . . . . .  1,235,270    1,200,283    1,126,630
Loss from operations . . . . . . . . . . .    (75,954)     (79,778)     (48,761)
Interest income. . . . . . . . . . . . . .      9,710        5,881        8,032
Interest expense . . . . . . . . . . . . .     13,826       14,049       14,766
Other income, net. . . . . . . . . . . . .     41,972        2,353          416
Loss before income taxes . . . . . . . . .    (38,098)     (85,593)     (55,079)
Income tax provision . . . . . . . . . . .      8,605        2,100        5,400
Net loss . . . . . . . . . . . . . . . . . $  (46,703)  $  (87,693)  $  (60,479)

PRIMARY NET LOSS PER SHARE:
  Net loss per share . . . . . . . . . . .     ($1.23)      ($2.45)      ($1.73)
  Weighted average shares outstanding. . .     37,866       35,774       34,876

NET LOSS PER SHARE ASSUMING FULL DILUTION:
  Net loss per share . . . . . . . . . . .     ($1.23)      ($2.45)      ($1.73)
  Weighted average shares outstanding. . .     37,866       35,774       34,876


Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS
DATA GENERAL CORPORATION

                                                  SEPT.  30,   SEPT.  24,
DOLLARS IN THOUSANDS, EXCEPT PAR VALUE               1995         1994
ASSETS
Current assets:
  Cash and temporary cash investments. . . . . . $  117,201   $  142,448
  Marketable securities. . . . . . . . . . . . .     71,617       47,865
  Receivables, less allowances of $14,079 at
    Sept. 30, 1995 and $13,752 at Sept. 24, 1994    251,123      258,709
  Inventories. . . . . . . . . . . . . . . . . .    124,145      118,412
  Other current assets . . . . . . . . . . . . .     27,399       30,642
    Total current assets . . . . . . . . . . . .    591,485      598,076
Property, plant, and equipment, net. . . . . . .    174,914      164,777
Other assets . . . . . . . . . . . . . . . . . .     65,619       59,011
                                                 $  832,018   $  821,864

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable. . . . . . . . . . . . . . . . . $    2,033   $    2,461
  Accounts payable . . . . . . . . . . . . . . .    116,313       92,338
  Other current liabilities. . . . . . . . . . .    251,880      232,066
    Total current liabilities. . . . . . . . . .    370,226      326,865
Long-term debt . . . . . . . . . . . . . . . . .    153,457      156,942
Other liabilities. . . . . . . . . . . . . . . .     28,791       29,445

Commitments and Contingencies

Stockholders' equity:
    Common stock, $.01 par value:
    Outstanding -- 37,933,000 shares at Sept.
      30, 1995 and 36,457,000 shares at Sept.
      24, 1994 (net of deferred compensation of
      $9,588 at Sept. 30, 1995 and $9,348
      at Sept. 24, 1994) . . . . . . . . . . . .    446,762      434,757
    Accumulated deficit. . . . . . . . . . . . .   (163,626)    (116,923)
    Cumulative translation adjustment. . . . . .     (3,592)      (9,222)
      Total stockholders' equity . . . . . . . .    279,544      308,612
                                                 $  832,018   $  821,864


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
DATA GENERAL CORPORATION


                                                        YEAR ENDED
                                           SEPT.  30,   SEPT.  24,   SEPT.  25,
IN THOUSANDS                                  1995         1994         1993
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net loss. . . . . . . . . . . . . . . . $  (46,703)  $  (87,693)  $  (60,479)
  Adjustments to reconcile net
    loss to net cash provided
    from operating activities:
    Depreciation. . . . . . . . . . . . .     74,804       76,957       78,756
    Amortization of capitalized
      software development costs. . . . .     17,545       21,448       17,768
    Amortization of deferred
      compensation. . . . . . . . . . . .      4,265        5,329        5,344
    Increase (decrease) in other
      liabilities . . . . . . . . . . . .       (656)       1,453        7,004
    Writedown of net book value
      of property, plant, and
      equipment . . . . . . . . . . . . .      9,626       15,233       20,917
    Gain on sale of investment. . . . . .         --       (4,653)      (3,216)
    Other non-cash items, net . . . . . .      7,232       11,714        6,157
    Changes in operating assets and
      liabilities, net of effects
      from sale of facilities and
      other assets:
      (Increase) decrease in
        receivables . . . . . . . . . . .     11,267       31,757      (12,171)
      (Increase) decrease in
        inventories . . . . . . . . . . .     (5,743)     (15,735)      15,895
      (Increase) decrease in
        other current assets. . . . . . .      3,761        3,727         (255)
      Increase in accounts payable. . . .     23,897        3,837        1,812
      Increase (decrease) in other
        current liabilities,
        excluding debt. . . . . . . . . .     17,810       10,753       (2,901)
    Net cash provided from operating
      activities. . . . . . . . . . . . .    117,105       74,127       74,631

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant,
    and equipment . . . . . . . . . . . .    (96,471)     (92,955)     (94,968)
  Purchase of marketable securities . . .   (240,507)     (90,788)    (110,470)
  Proceeds from maturity of
    marketable securities . . . . . . . .    216,755      115,318      114,953
  Capitalized software development
    costs . . . . . . . . . . . . . . . .    (27,493)     (17,582)     (23,078)
  Net proceeds from sale of
    facilities and other assets . . . . .         --       28,314       21,284
  Investment in equity securities . . . .       (600)      (2,000)          --
    Net cash used by investing
      activities. . . . . . . . . . . . .   (148,316)     (59,693)     (92,279)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash provided from stock plans, net . .      7,740        6,901        9,575
  Repayment of notes payable. . . . . . .       (607)          --       (1,234)
  Repayment of long-term debt . . . . . .     (3,500)      (2,034)      (3,599)
    Net cash provided from
      financing activities. . . . . . . .      3,633        4,867        4,742

Effect of foreign currency rate
  fluctuations on cash and
  temporary cash investments. . . . . . .      2,331        3,587       (6,979)

Increase (decrease) in cash
  and temporary cash
  investments . . . . . . . . . . . . . .    (25,247)      22,888      (19,885)
Cash and temporary cash
  investments -- beginning
  of the period . . . . . . . . . . . . .    142,448      119,560      139,445
Cash and temporary cash
  investments -- end
  of the period . . . . . . . . . . . . . $  117,201   $  142,448   $  119,560

SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
    Interest paid . . . . . . . . . . . . $   12,762   $   13,422   $   13,983
    Income taxes paid . . . . . . . . . . $    1,696   $    3,444   $    3,098


Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
DATA GENERAL CORPORATION


                                                         YEAR ENDED
                                            SEPT.  30,   SEPT.  24,   SEPT.  25,
IN THOUSANDS                                   1995         1994         1993
COMMON STOCK:

   Beginning balance. . . . . . . . . . .  $  434,757   $  422,589   $  407,798
   Shares issued under stock plans, net .       7,740        6,839        9,447
   Amortization of deferred compensation.       4,265        5,329        5,344
   Ending balance . . . . . . . . . . . .     446,762      434,757      422,589

ACCUMULATED EARNINGS (DEFICIT):

   Beginning balance. . . . . . . . . . .    (116,923)     (29,230)      31,249
   Net loss for year. . . . . . . . . . .     (46,703)     (87,693)     (60,479)
   Ending balance . . . . . . . . . . . .    (163,626)    (116,923)     (29,230)

CUMULATIVE TRANSLATION ADJUSTMENT:

   Beginning balance. . . . . . . . . . .      (9,222)     (16,282)      10,989
   Net translation adjustment for year. .       5,630        7,060      (27,271)
   Ending balance . . . . . . . . . . . .      (3,592)      (9,222)     (16,282)

Total stockholders' equity. . . . . . . .  $  279,544   $  308,612   $  377,077


Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION


NOTE 1.  ACCOUNTING POLICIES

   FISCAL YEAR. The company's fiscal year ends on the last Saturday in September. Fiscal year 1995 consisted of 53 weeks. Fiscal years 1994 and 1993 consisted of 52 weeks.

   PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Data General Corporation and its domestic and foreign subsidiaries (the "company"). All significant intercompany transactions have been eliminated.

   TRANSLATION OF FOREIGN CURRENCIES. The functional currencies for the company's operations in Australia, Canada, Europe, Japan, and New Zealand are the local currencies. Assets and liabilities of these operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Translation adjustments are reported as a separate component of stockholders' equity.

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

   The company enters into foreign exchange contracts as a hedge against exposure to fluctuations in exchange rates associated with certain transactions denominated in foreign currencies, principally intercompany accounts receivable. Market value gains or losses on these contracts are included in the cost of product revenues and generally offset exchange gains or losses on the related transactions. During fiscal 1995, the company adopted Statement of Financial Accounting Standards ("SFAS") 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments". The adoption of this statement requires certain additional disclosure regarding the amounts, nature, terms, purpose, and fair values of the company's derivative financial instruments.

   Foreign exchange transaction gains and losses, not material in amount for the periods ending September 30, 1995 and September 24, 1994, are included in the cost of product revenues.

   CONSOLIDATED STATEMENTS OF CASH FLOWS. Temporary cash investments consist of highly liquid time deposits and commercial paper with original maturities of 90 days or less. Marketable securities consist primarily of U.S. Treasury bills and notes with original maturities of 91 to 360 days. These investments are recorded at amortized cost, which approximates market value.

   In the first quarter of fiscal 1995, the company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 addresses accounting and reporting for investments in certain debt and equity securities. Under this standard, the company is required to classify its marketable securities into one or more of the following categories: held-to-maturity, trading, or available for sale. All of the company's marketable securities at September 30, 1995 and September 24, 1994 have maturities of less than one year, and have been classified as being 'held-to-maturity'. The implementation of SFAS 115 did not have an effect on the company's consolidated financial position or results of operations.

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

   RESEARCH, DEVELOPMENT, AND WARRANTY COSTS. Research, engineering, and product development costs are expensed as incurred. Software development costs incurred after reaching technological feasibility are capitalized and amortized to cost of product revenues over a period not to exceed 4 years for operating system software and 3 years for application software, which approximates the estimated economic lives of these software products.

   Unamortized software development costs were $49.1 million at September 30, 1995 and $39.2 million at September 24, 1994. Amortization of capitalized software development costs for fiscal 1995 and fiscal 1994 included approximately $1.3 million and $2.7 million, respectively, related to the writedown of certain capitalized software costs to net realizable value. Estimated direct on-line diagnostic support and warranty costs are accrued at the time of product shipment.

   ADVERTISING. Advertising costs are charged to operations when incurred. The company has not incurred any costs associated with direct-response advertising during fiscal years 1995, 1994, or 1993 and there were no capitalized advertising costs at September 30, 1995 and September 24, 1994. Advertising expenses for fiscal 1995, 1994, and 1993 were $21.0 million, $18.1 million, and $17.1 million, respectively.

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

   In the first quarter of fiscal 1995, the company adopted SFAS 112, "Employers' Accounting for Post-Employment Benefits". SFAS 112 requires that the cost of benefits to be provided by the employer to former or inactive employees after employment, but before retirement, be accrued when it is probable that a benefit will be provided. The implementation of SFAS 112 did not have a material effect on the company's consolidated financial position or results of operations.

   INCOME TAXES. In fiscal 1994, the company adopted SFAS 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. Deferred tax expense represents the change in the net deferred tax asset or liability balance. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The implementation of SFAS 109 did not have a material effect on either the company's consolidated financial position or results of operations.

   EARNINGS PER SHARE. Primary net income (loss) per share is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents. Common stock equivalents represent the net additional shares resulting from the assumed exercise of options outstanding under the company's stock option plans, using the "treasury stock" method. Net income (loss) per share assuming full dilution is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents and assumed conversion of the company's 7-3/4% Convertible Subordinated Debentures, if dilutive. For fiscal 1995, 1994 and 1993, these debentures are anti-dilutive and have been excluded from the calculation.

   OTHER RECENT PRONOUNCEMENTS. In May 1993, the Financial Accounting Standards Board ("FASB") issued SFAS 114, "Accounting by Creditors for Impairment of a Loan". In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation". SFAS 114 is effective for fiscal years commencing after December 15, 1994. SFAS 121 and 123 are effective for fiscal years beginning after December 15, 1995. The company will implement these statements as required. The future adoption of SFAS 114, 121, and 123 is not expected to have a material effect on the company's consolidated financial position or results of operations.

NOTE 2.  RESTRUCTURING

   During fiscal years 1995, 1994, and 1993, the company recorded restructuring provisions of $43 million, $35 million, and $25 million, respectively. The amounts accrued and charged against the established provisions were as follows:


                                                           CURRENT CURRENT
                                           BEGINNING      YEAR    YEAR   ENDING
IN MILLIONS                                  BALANCE PROVISION CHARGES  BALANCE
FISCAL 1995 ACTIVITY

Provisions related to terminated employees:
  Termination payments . . . . . . . . . . .  $15.2    $21.8    $(28.9)  $ 8.1
  Pension and OPEB costs (curtailment loss).    1.5       --       (.8)     .7
  Other costs. . . . . . . . . . . . . . . .    1.1      1.2       (.6)    1.7
Provisions related to employees not terminated  1.9       --        --     1.9
Provisions for leases. . . . . . . . . . . .   14.0     12.9      (9.5)   17.4
Writedowns of assets to be sold or discarded     .7      2.2      (1.0)    1.9
Other. . . . . . . . . . . . . . . . . . . .    2.3      4.9      (2.0)    5.2
    Total. . . . . . . . . . . . . . . . . .  $36.7    $43.0    $(42.8)  $36.9

FISCAL 1994 ACTIVITY

Provisions related to terminated employees:
  Termination payments . . . . . . . . . . .  $15.4    $18.9    $(19.1)  $15.2
  Pension and OPEB costs (curtailment loss).     .7      1.5       (.7)    1.5
  Other costs. . . . . . . . . . . . . . . .     .8      1.0       (.7)    1.1
Provisions related to employees not terminated   --      2.1       (.2)    1.9
Provisions for leases. . . . . . . . . . . .   19.1      4.2      (9.3)   14.0
Writedowns of assets to be sold or discarded    1.3      4.3      (4.9)     .7
Other. . . . . . . . . . . . . . . . . . . .    2.1      3.0      (2.8)    2.3
    Total. . . . . . . . . . . . . . . . . .  $39.4    $35.0    $(37.7)  $36.7

   The 1995 restructuring charge included provisions for the termination of approximately 520 employees as part of the company's continuing cost reduction programs and realignment of the company's various sales, manufacturing, and administrative operations. The fiscal 1995 provision for leases is primarily for costs associated with newly vacated leased properties, mainly in Western Europe and Australia, as a result of the company's ongoing centralization and downsizing of its international operations. At September 30, 1995 approximately 350 terminations related to the fiscal 1995 restructuring charge had occurred with the remaining separations scheduled to be substantially completed during fiscal 1996.

   The 1994 restructuring charge included provisions for the termination of approximately 570 employees as part of the realignment of the company's worldwide sales and service organizations. At September 30, 1995, approximately 530 terminations related to this charge had occurred with the remaining separations scheduled to be completed during the first half of fiscal 1996. The 1994 provision for leases relates primarily to the closure of various domestic branch sales offices and excess vacant properties, located primarily in the United Kingdom. The writedown of fixed assets was primarily associated with consolidating certain activities in the European marketplace. The fiscal 1993 restructuring actions were substantially concluded prior to fiscal 1995. All charges, excluding asset writedowns, are principally cash in nature. There have been no material changes in the company's previously announced restructuring actions or the estimates accrued at September 30, 1995.

NOTE 3.  CONSOLIDATED BALANCE SHEET DETAILS
IN THOUSANDS
                                                      SEPT. 30,    SEPT. 24,
                                                         1995         1994
INVENTORIES:
Raw materials. . . . . . . . . . . . . . . . . . . . . $  9,173     $ 11,791
Work in process. . . . . . . . . . . . . . . . . . . .   28,309       36,282
Finished systems . . . . . . . . . . . . . . . . . . .   51,199       35,521
Field engineering parts and components . . . . . . . .   35,464       34,818
  Total inventories. . . . . . . . . . . . . . . . . . $124,145     $118,412

PROPERTY, PLANT, AND EQUIPMENT:
Land . . . . . . . . . . . . . . . . . . . . . . . . . $  3,433     $  3,433
Buildings and improvements . . . . . . . . . . . . . .   84,416       78,685
Manufacturing and design equipment . . . . . . . . . .   95,005      103,537
Data processing, office, and other equipment . . . . .  356,563      331,100
Computer equipment spares. . . . . . . . . . . . . . .   95,583      126,169
  Total property, plant, and equipment . . . . . . . .  635,000      642,924
Accumulated depreciation . . . . . . . . . . . . . . . (460,086)    (478,147)
  Total property, plant, and equipment, net. . . . . . $174,914     $164,777

OTHER CURRENT LIABILITIES:
Accrued employee compensation and benefits . . . . . . $ 68,247     $ 59,857
Deferred revenues. . . . . . . . . . . . . . . . . . .   43,185       43,260
Accrued restructuring charges. . . . . . . . . . . . .   36,863       36,696
Income taxes payable . . . . . . . . . . . . . . . . .   15,253        8,086
Other accrued expenses . . . . . . . . . . . . . . . .   86,912       82,747
Current portion of long-term debt. . . . . . . . . . .    1,420        1,420
  Total other current liabilities. . . . . . . . . . . $251,880     $232,066


   Property, plant, and equipment at September 30, 1995 includes assets which are held for sale as a result of the company's corporate-wide restructuring programs. The original cost and net book value of these assets is $12,243 and $4,837, respectively.

   In fiscal 1994, the company sold its Westboro, Massachusetts land and facilities for net proceeds of $16.7 million and subsequently has entered into a 10-year lease arrangement for a portion of the property. This arrangement has been accounted for as an operating lease. No gain was recognized on this transaction.

   During the current fiscal year, the company retired fully depreciated computer equipment spares with an original cost of $49,498.


NOTE 4.  NOTES PAYABLE

   Notes payable at September 30, 1995 and September 24, 1994 consisted of borrowings by Data General SARL (France) of $2.0 million and $2.5 million, respectively. The borrowings are from various banks, are unsecured, and involve no commitment fees or compensating balances. The interest rate on the borrowings is .5% per annum above the Paris Interbank Offered Rate (PIBOR), and was 6.9% and 6.2% at September 30, 1995 and September 24, 1994, respectively. The weighted average interest rate on outstanding funds was 7.1% and 6.8% during the years ended September 30, 1995 and September 24, 1994, respectively. The weighted average interest rate during the period is based on borrowings outstanding at the end of each of the company's twelve fiscal periods.

   At September 30, 1995, the company has a $30 million unsecured letter of credit and reimbursement facility with a group of banks. This agreement is available to secure issuance of letters of credit. The facility contains certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends and the incurrence of other debt. The interest rate for borrowings under the current letter of credit facility is 2.0% per annum above a base rate. The base rate is equal to the greater of prime rate or the Federal Funds Effective Rate plus .5%. Commitment fees paid on available funds during fiscal year 1995 and 1994 were not material and there were $8.3 million of letters of credit secured by this facility at September 30, 1995. At September 24, 1994, there were $11.6 million of letters of credit secured by the previous letter of credit facility. The current facility has a duration of 364 days and expires on December 20, 1995. The company is currently in the process of establishing a replacement letter of credit facility.


NOTE 5.  INCOME TAXES

   Domestic and foreign loss before taxes, and details of the income tax provision (benefit) are as follows:
                                               YEAR ENDED
                                   SEPT. 30,    SEPT. 24,    SEPT. 25,
IN THOUSANDS                          1995         1994         1993
LOSS BEFORE TAXES:
Domestic. . . . . . . . . . . . . . $(13,336)   $(54,201)    $(15,119)
Foreign . . . . . . . . . . . . . .  (24,762)    (31,392)     (39,960)
                                    $(38,098)   $(85,593)    $(55,079)

INCOME TAX PROVISION (BENEFIT):
Current:
  Federal . . . . . . . . . . . . . $  1,000    $     --     $     --
  Foreign . . . . . . . . . . . . .    1,175       1,896        2,955
  State . . . . . . . . . . . . . .    2,000         700          850
    Total current . . . . . . . . .    4,175       2,596        3,805
Deferred:
  Federal . . . . . . . . . . . . .    2,500          --          919
  Foreign . . . . . . . . . . . . .    1,930        (496)         676
    Total deferred. . . . . . . . .    4,430        (496)       1,595
                                     $  8,605    $  2,100     $  5,400

   Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under SFAS 109, the benefit associated with future deductible temporary differences is recognized if it is more likely than not that a benefit will be realized. Based on historical evidence, the company has recorded a valuation allowance that offsets substantially all net deferred tax assets. Principal components of the deferred tax assets and liabilities included on the balance sheet at September 30, 1995 and September 24, 1994 were as follows:

                                                    SEPT. 30,    SEPT. 24,
IN THOUSANDS                                           1995         1994
DEFERRED TAX ASSETS:
Inventory . . . . . . . . . . . . . . . . . . . . . .$  8,428     $ 10,881
Operating expenses. . . . . . . . . . . . . . . . . .  44,922       44,750
Intercompany profit in inventory and fixed assets . .   6,666        9,574
Depreciation. . . . . . . . . . . . . . . . . . . . .   8,922        8,086
Restructuring . . . . . . . . . . . . . . . . . . . .  15,129       15,414
Stock option plans. . . . . . . . . . . . . . . . . .   5,425        7,548
Interest on convertible debentures. . . . . . . . . .   1,292        1,293
Net operating losses. . . . . . . . . . . . . . . . . 119,579      119,809
Tax credits . . . . . . . . . . . . . . . . . . . . .   9,765       11,230
  Gross deferred tax assets . . . . . . . . . . . . . 220,128      228,585
Less: Valuation allowance . . . . . . . . . . . . . . 201,255      209,936
  Total deferred tax assets . . . . . . . . . . . . .  18,873       18,649

DEFERRED TAX LIABILITIES:
Capitalized software development costs. . . . . . . . (18,437)     (16,449)
Other . . . . . . . . . . . . . . . . . . . . . . . .  (4,604)      (1,938)
  Total deferred tax liabilities. . . . . . . . . . . (23,041)     (18,387)

  Net deferred tax asset (liability). . . . . . . . . $(4,168)     $   262


   Reconciliation of the U.S. Federal statutory rate to the company's effective tax rate is as follows:
                                                            YEAR ENDED
                                                   SEPT. 30, SEPT. 24, SEPT. 25,
                                                      1995      1994      1993
U.S. Federal statutory rate . . . . . . . . . . . . .(35.0)%   (35.0)%   (34.7)%
State income taxes. . . . . . . . . . . . . . . . . .  5.2        .8       1.5
Net domestic and foreign losses without tax benefits. 51.0      38.2      42.3
Net operating loss carryforwards utilized . . . . . . (5.7)     (2.2)     (1.4)
Foreign income taxed at different rates . . . . . . .  4.4        .1        .7
Alternative minimum tax . . . . . . . . . . . . . . .  2.6        --        --
Other . . . . . . . . . . . . . . . . . . . . . . . .   .1        .6       1.4
Effective tax rate. . . . . . . . . . . . . . . . . . 22.6%      2.5%      9.8%

   The company has U.S. Federal and foreign operating loss carryforwards of approximately $327 million and tax credit carryforwards of approximately $10 million. The operating loss carryforwards expire in the years 1996 through 2010. The tax credit carryforwards expire in the years 2000 through 2005.

   Provision has not been made for U.S. or additional foreign taxes on approximately $75 million of undistributed earnings of foreign subsidiaries, as those earnings are considered to be permanently reinvested. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the company's U.S. tax liability, if any. The amount of withholding tax that would be payable upon remittance of the entire amount of undistributed earnings would approximate
$.7 million.


NOTE 6.  LONG-TERM DEBT
                                                        SEPT. 30,    SEPT. 24,
IN THOUSANDS                                               1995         1994
7-3/4% Convertible Subordinated Debentures due 2001. . . $125,000     $125,000
8-3/8% Sinking Fund Debentures due 2002. . . . . . . . .   29,877       32,562
Industrial revenue bonds . . . . . . . . . . . . . . . .       --          800
                                                          154,877      158,362
Less current portion . . . . . . . . . . . . . . . . . .   (1,420)      (1,420)
                                                         $153,457     $156,942

   Maturities and sinking fund requirements for the next five fiscal years are as follows: 1996 -- $1,420; 1997 -- $3,500; 1998 -- $3,500; 1999 -- $3,500;
2000 -- $3,500.

   The 7-3/4% Convertible Subordinated Debentures are convertible at the option of the holder, at any time prior to redemption or repurchase, into shares of Common Stock of the company at a conversion price of $19.20 per share, subject to adjustment for certain events. The debentures are subordinated to all Senior Indebtedness (as defined in the indenture under which the bonds were issued).
At the option of the company, the bonds may be redeemed at any time after June 1, 1994 at decreasing redemption prices, and may be redeemed at the option of the holder if there is a Fundamental Change (as defined in the indenture) in the company's operations. The indenture does not contain any financial covenants or any restrictions on the payment of dividends or the repurchase of the company's securities. Deferred debt issuance costs at September 30, 1995 of $2.3 million are being amortized to interest expense over the life of the debentures.

   The 8-3/8% Sinking Fund Debentures are subject to mandatory sinking fund payments which provide for annual principal retirements of $3.5 million through 2001. The company has the option, under certain conditions, to increase the sinking fund payments or to redeem the debentures prior to maturity. Through fiscal 1995, the company reacquired a total of $30.1 million principal amount of the debentures. Of all acquired debentures, $28.0 million principal amount was used to satisfy sinking fund requirements through fiscal 1995. Subsequent to September 30, 1995, the company reacquired an additional $3.0 million principal amount of the debentures. The remainder of all acquired debentures may be used to satisfy future sinking fund requirements. The debentures are subject to covenants which include certain limitations on the incurrence of additional debt, and the payment of dividends.

   The industrial revenue bonds have been paid in full at September 30, 1995. During fiscal 1994, the company repaid the Woodstock and Milford Industrial Revenue Bonds. All payments were made according to their scheduled repayment dates.


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

   Fair values for cash and temporary cash investments, marketable securities, accounts receivable, notes payable, and accounts payable approximate carrying value at September 30, 1995 and September 24, 1994, due to the relatively short maturity of these financial instruments. The fair value of investments and notes receivable, included in other assets, was $4.6 million and $4.0 million at September 30, 1995 and September 24, 1994, respectively, which is equal to their carrying values in both years. The fair value of long-term debt, including debt due within one year, at September 30, 1995 and September 24, 1994 was $142.9 million and $134.9 million, respectively, compared to carrying values of $154.9 million and $158.4 million, respectively.

   The company enters into various forward contracts to limit its exposure to fluctuations in foreign currency exchange rates. As of September 30, 1995, in connection with the company's foreign exchange hedging programs, the company had entered into forward exchange contracts to purchase $61.2 million and to sell $119.9 million in various foreign currencies. The company's exposure to credit risk is believed to be minimal since the counterparties are major financial institutions. The market risk exposure is limited to risk related to currency rate movements. As substantially all of these contracts were entered into shortly before year end, the fair value of outstanding contracts at September 30, 1995, not material in amount, approximates the original value of the forward contracts. Between the end of this fiscal year and October 4, 1995, forward exchange contracts to purchase $61.2 million and to sell $72.8 million in various foreign currencies matured and were settled. The remaining contracts mature at various dates through January 30, 1996.

   The company's temporary cash investments, marketable securities and accounts receivable are subject to potential concentrations of credit risk. The company's investment policies limit the amount of investments in a single institution and restrict investments to low-risk, highly liquid securities. Portions of the company's trade receivables are concentrated in the U.S. government and in the health care industry. Management does not believe that the company is subject to any unusual risk beyond the normal credit risk attendant to operating its business. Ongoing credit evaluations of customers' financial condition are performed and generally, collateral is not required. The company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

   In the normal course of business, the company enters into certain sales-type lease arrangements with customers. These leases are generally sold to third party financing institutions. A portion of these arrangements contain certain recourse provisions under which the company remains liable. The company's maximum exposure under the recourse provisions was approximately $13.1 million, net of related reserves. A portion of this contingent obligation is collateralized by security interests in the related equipment. The fair value of the recourse obligation at September 30, 1995 was not determinable as no market exists for these obligations.

   LEASE COMMITMENTS. Lease agreements are primarily for sales and service offices and the company's corporate headquarters. The leases expire at various dates through 2014 and some contain options for renewal. Rental expense, including amounts charged against previously established restructuring reserves for vacant properties, was $32.3 million, $32.5 million, and $34.4 million for fiscal years 1995, 1994, and 1993, respectively.

   Future minimum rental payments under existing non-cancelable operating leases as of September 30, 1995 are as follows:

FISCAL YEAR                                              IN MILLIONS
1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 33.3
1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26.0
1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .    18.6
1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13.7
2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12.2
Subsequent to 2000 . . . . . . . . . . . . . . . . . . . . .    54.7
                                                              $158.5

   A majority of the leases contain escalation clauses which provide for increases in base rentals to recover increases in future operating costs. The future minimum rental payments shown above include base rentals, exclusive of any future escalation. Approximately $62 million, prior to amounts expected to be recovered through subleases, of the future minimum rental payments shown above relate to facilities which have been closed or are expected to be closed as the result of the company's restructuring and cost reduction program. A portion of the future rental obligations for these facilities, net of amounts expected to be recovered through existing and future subleases, has been accrued as part of the restructuring charges.

   LITIGATION. In the first quarter of fiscal 1995, the company settled with Northrop Grumman Corporation its six-year copyright infringement and trade secrets litigation against Grumman Support Systems Corporation ("Grumman"). Under the terms of this settlement, Grumman paid the company $53 million and the parties have dismissed all pending litigation. The company recognized a pre-tax gain, net of related legal fees and other expenses, of $44.5 million resulting from the settlement, which is included in other income, net, in the Consolidated Statement of Operations.

   In November, 1994, the company commenced an action against IBM Corporation in the United States District Court in Worcester, Massachusetts claiming several IBM products including the AS/400 mid-range systems and System/390 mainframe line, infringed various company patents. The suit seeks, among other relief, compensatory damages. In January, 1995, IBM answered the complaint, denied the company's infringement claims and counterclaimed against the company, alleging that the company's AViiON and CLARiiON products infringed various IBM patents. This action is in the discovery stage.

   Although the company believes its claims are valid, it cannot predict the outcome of the litigation. In the opinion of management, based on preliminary evaluation of the IBM patents covered in the counterclaim, and subject to the risks of litigation, the counterclaims are without merit, the company will prevail thereon and the counterclaims will not have a material adverse impact on the business or financial condition of the company.

   The company and certain of its subsidiaries are involved in various other patent infringement, contractual, and proprietary rights suits. In the opinion of management, the conclusion of these suits will not have a material adverse effect on the financial position or results of operations and cash flows of the company and its subsidiaries.


NOTE 8.  STOCKHOLDERS' EQUITY

   The company has 100,000,000 authorized shares of common stock. As of September 30, 1995, 38,153,000 shares of common stock have been issued, of which 220,000 shares with a cost of $6.5 million are held by the company as treasury shares. During fiscal 1995, 1,476,000 additional shares were issued. As of September 24, 1994, 36,677,000 shares of common stock had been issued, of which 220,000 shares with a cost of $6.5 million were held by the company as treasury shares.

   The company has 1,000,000 authorized shares of $.01 par value preferred stock. The company's Board of Directors (the "Board") is authorized to issue shares of preferred stock in such series and with such terms and conditions as the Board may determine. In connection with the adoption of the company's Stockholder Rights Plan (see below), 400,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock. No shares of preferred stock have been issued as of September 30, 1995.

   Under the Stockholder Rights Plan adopted in 1986, as amended, a dividend of Stock Purchase Rights (the "Rights") was paid. The Rights enable common stockholders to purchase from the company shares of Series A Junior Participating Preferred Stock under certain circumstances following the acquisition of, or attempt to acquire, 20% or more of the company's common stock or a determination that an "adverse person" has purchased 15% or more of the common stock. The Rights also entitle common stockholders to purchase shares of the company's or an acquiror's common stock at one-half of market value under circumstances which include certain transactions by or with a potential acquiror, including "adverse persons", and mergers and certain asset sales. The Rights may be redeemed by the company under certain circumstances. The Rights will expire in October 2001.


NOTE 9.  STOCK PLANS

   EMPLOYEE QUALIFIED STOCK PURCHASE PLAN. This plan covers substantially all employees and authorizes the issuance of a maximum of 8,600,000 shares of common stock upon exercise of nontransferable options granted semiannually.
The options are exercisable six months after grant, at the lower of 85% of market value at the beginning or end of the six-month period, through accumulation of payroll deductions of up to 10% of each participating employee's regular base pay during such period. During fiscal 1995, options were exercised to purchase 799,000 shares at an average price of $6.45 per share. Unissued shares of common stock reserved for future issuance under this plan were 1,065,000 shares at September 30, 1995 and 1,864,000 shares at September 24, 1994.

   EMPLOYEE STOCK OPTION PLAN. This plan authorized the grant of either incentive stock options or non-qualified stock options to key employees, including officers and directors, to purchase up to 7,000,000 shares of common stock. For incentive options, the purchase price is equal to the fair market value on the date of grant. For non-qualified options the purchase price is determined by the Employee Stock Option Plan Committee within limits as set forth in the plan. Options granted under the plan generally are immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the company at their original purchase price. The periods over which restrictions lapse are determined by the Employee Stock Option Plan Committee. Options may expire up to ten years after date of grant. During fiscal 1995, 3,000,000 additional shares of common stock were authorized for issuance under the plan and the termination date of the plan was extended to November 2, 2004. Effective fiscal 1995, the Employee Stock Option Plan Committee has discretion to designate options as transferable.

   Additional information concerning activity during fiscal 1995 is as follows:
                               SHARES
                            RESERVED FOR      OPTIONS         AVERAGE
                           FUTURE GRANTS    OUTSTANDING        PRICE
                              (000's)         (000's)        PER SHARE
September 24, 1994. . . .        597           2,319            $ 7.03
  Options authorized. . .      3,000              --                --
  Options granted . . . .     (1,371)          1,371              5.57
  Options exercised . . .         --            (164)             4.07
  Options cancelled . . .        314            (314)             8.85
September 30, 1995. . . .      2,540           3,212            $ 6.38

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

   Additional information concerning activity during fiscal 1995 is as follows:
                                SHARES
                              RESERVED FOR      OPTIONS         AVERAGE
                             FUTURE GRANTS    OUTSTANDING        PRICE
                                (000's)         (000's)        PER SHARE
September 24, 1994. . . . .        421           2,631            $ 4.17
  Options granted . . . . .       (261)            261              4.34
  Options exercised . . . .         --            (511)             3.74
  Options cancelled . . . .        151            (151)             5.18
September 30, 1995. . . . .        311           2,230            $ 4.22

      NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. This plan authorizes the grant of an option to purchase 4,000 shares of common stock to each non-employee director on the date of the director's annual election(s) to the Board of Directors. The exercise price of options granted is 100% of the closing price per share of common stock on the date of grant. An aggregate of 150,000 shares of common stock may be issued under the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant. During fiscal 1995, 24,000 options were granted at an average price of $8.38 per share. At September 30, 1995, options to purchase 40,000 shares at an average price of $8.43 per share were outstanding and 110,000 shares were reserved for future grants.

      NON-EMPLOYEE DIRECTOR RESTRICTED STOCK OPTION PLAN. This plan authorized the grant of an option to purchase 4,000 shares of common stock to each non-employee director upon his initial election to the Board of Directors. The exercise price of options granted is the lesser of 50% of the book value per share of common stock at the end of the fiscal year preceding the date of grant or 25% of the fair market value per share on the date of grant. An aggregate of 32,000 shares of common stock may be issued under the plan.
Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant. During fiscal 1995, options to purchase 4,000 shares at an average price of $2.66 per share were issued and options were exercised to purchase 2,000 shares at an average price of $4.38 per share. At September 30, 1995, options to purchase 14,000 shares at an average purchase price of $4.90 per share were outstanding. This plan terminated on December 31, 1994. Outstanding options can be exercised until their expiration date. No new options can be issued.

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


NOTE 10.  BENEFIT PLANS  IN THOUSANDS

   The company has a noncontributory defined benefit pension plan which covers substantially all U.S. employees. The company also has a supplemental retirement benefit plan, which covers certain U.S. employees. Benefits under the plans are based on an employee's regular base pay and creditable years of service, as defined in the plans. Certain of the company's foreign subsidiaries also have retirement plans covering substantially all of their employees. Benefits under these plans are generally based on either career average or final average salaries and creditable years of service, as defined in the plans.
Prior service cost is amortized over the average remaining service period of employees expected to receive benefits under the plan. Funds contributed to the plans are invested primarily in common stocks, mutual funds, global bond funds and cash equivalent securities.

   The components of net pension expense are as follows:
                                                     YEAR ENDED
                                           SEPT. 30,  SEPT. 24,  SEPT. 25,
                                             1995       1994       1993

Service cost . . . . . . . . . . . . . . . .$ 7,806    $ 8,608     $ 7,835
Interest on projected benefit obligation . . 11,504     10,506       9,380
Actual return on plan assets . . . . . . . .(17,460)    (3,286)    (12,629)
Deferral of net actuarial gains
   (losses) and amortization of transition
   surplus and prior service cost. . . . . .  7,850     (6,083)      5,636
Curtailment loss, net of settlement gain . .    817        533          --
   Net pension expense . . . . . . . . . . .$10,517    $10,278     $10,222



   The funded status of the plans is as follows:
                                                   SEPT. 30,   SEPT. 24,
                                                     1995        1994
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
   Vested benefit obligation . . . . . . . . . . . $134,251    $116,057
   Accumulated benefit obligation. . . . . . . . . $141,950    $121,602
   Projected benefit obligation. . . . . . . . . . $157,666    $137,777
Market value of plan assets. . . . . . . . . . . .  125,257     104,449
Excess of projected benefit
  obligation over plan assets. . . . . . . . . . .   32,409      33,328
Unrecognized actuarial gain. . . . . . . . . . . .    7,769       1,370
Unrecognized prior service cost. . . . . . . . . .  (18,166)    (17,072)
Unrecognized transition surplus, net . . . . . . .    7,893       9,125
Net pension liability included in current
   and other liabilities . . . . . . . . . . . . . $ 29,905    $ 26,751

ASSUMPTIONS USED IN COMPUTING THE FUNDED STATUS OF THE PLANS:
   Weighted average discount rate. . . . . . . . .    8.00%       8.04%
   Expected long-term weighted average
     rate of return on assets. . . . . . . . . . .    9.57%       9.57%
   Weighted average rate of increase in
     compensation levels . . . . . . . . . . . . .    4.34%       4.49%

   On October 1, 1994, the U.S. plan was amended to provide pension benefits during the first year of service for present and future employees and to eliminate the eligibility year of service. In addition, pensionable compensation was limited to $150 per year, subject to IRS indexing in future years. The net effect of these amendments was an increase of approximately $9,500, $9,800, and $10,800 in the fiscal 1995 vested benefit obligation, accumulated benefit obligation, and projected benefit obligation, respectively.

   As a result of the company's restructuring and cost containment programs, pension curtailment losses of $910 and $652 were recognized in fiscal 1995 and 1994, respectively. These amounts were previously reserved as part of the fiscal 1994 and 1993 restructuring charges, respectively.

   The company also has foreign defined contribution pension plans. Total pension cost charged to expense for these plans was $1,685 in fiscal 1995, $1,464 in fiscal 1994, and $2,288 in fiscal 1993.

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

   The components of net periodic postretirement benefit cost are as follows:
                                                        YEAR ENDED
                                             SEPT. 30,   SEPT. 24,  SEPT. 25,
                                               1995        1994       1993

Service cost . . . . . . . . . . . . . . . . $  308      $  345     $  316
Interest on accumulated benefit obligation .    657         676        680
Actual return on plan assets . . . . . . . .   (150)       (339)      (212)
Deferral of net actuarial gains and
 amortization of transition
 obligation and prior service costs. . . . .    344         482        407
   Net periodic postretirement benefit cost. $1,159      $1,164     $1,191


The funded status of the plan is as follows:
                                                        SEPT. 30,   SEPT. 24,
                                                          1995        1994
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
   Retirees. . . . . . . . . . . . . . . . . . . . . .   $3,995      $4,217
   Fully eligible active plan participants . . . . . .    1,031       1,194
   Other active plan participants. . . . . . . . . . .    3,490       3,229
Total accumulated postretirement benefit obligation. .    8,516       8,640
Market value of plan assets. . . . . . . . . . . . . .      389         955
Excess of accumulated benefit postretirement benefit
 obligation over plan assets . . . . . . . . . . . . .    8,127       7,685
Unrecognized transition obligation . . . . . . . . . .   (2,645)     (2,821)
Unrecognized prior service cost. . . . . . . . . . . .     (862)       (934)
Unrecognized actuarial gain. . . . . . . . . . . . . .      924         454
Net postretirement benefit liability included
 in current and other liabilities. . . . . . . . . . .   $5,544      $4,384

ASSUMPTIONS USED IN COMPUTING THE FUNDED STATUS OF THE PLAN:
   Discount rate . . . . . . . . . . . . . . . . . . . .    8.0%        8.0%
   Expected long-term rate of return on assets . . . . .   10.0%       10.0%

   Prior service cost results from a plan amendment effective October 1, 1991, which increased amounts payable for employees who retire after December 31, 1985. Prior service cost is amortized over the average remaining service period of the employees expected to receive benefits under the plan.

  For participants who receive full retiree medical benefits, the medical premium rates were assumed to increase at the following rates: fiscal year 1995 -- 7%; thereafter -- 7%. A 1% increase in the medical trend rate would not have a significant impact on the accumulated postretirement benefit obligation as of October 1, 1995.

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

NOTE 11.  GEOGRAPHIC SEGMENT DATA
IN THOUSANDS

   The company's operations involve a single industry segment -- the design, manufacture, sale and support of multi-user computer systems, servers, and mass storage devices.

   Financial information, summarized by geographic area, is presented below.

                                                      OTHER
                            UNITED               INTER-   ELIMINA-    CONSOLI-
                            STATES     EUROPE   NATIONAL   TIONS       DATED
YEAR ENDED SEPTEMBER 30, 1995:
Total revenues:
  Unaffiliated customers. .$744,762  $295,357  $119,197             $1,159,316
  Interarea transfers . . . 117,811        --    20,416  $(138,227)         --
    Total . . . . . . . . .$862,573  $295,357  $139,613  $(138,227) $1,159,316
Restructuring charge. . . .$ 19,168  $ 18,901  $  4,931             $   43,000
Income (loss) from
  operations. . . . . . . .$(51,686) $(15,108) $(16,050) $   6,890  $  (75,954)
Identifiable assets . . . .$548,503  $193,971  $ 87,746  $(104,248) $  725,972
Corporate assets. . . . . .                                            106,046
  Total assets. . . . . . .                                         $  832,018

YEAR ENDED SEPTEMBER 24, 1994:
Total revenues:
  Unaffiliated customers. .$691,516  $303,754  $125,235             $1,120,505
  Interarea transfers . . . 149,008        --    18,084  $(167,092)         --
    Total . . . . . . . . .$840,524  $303,754  $143,319  $(167,092) $1,120,505
Restructuring charge. . . .$ 20,800  $ 12,000  $  2,200             $   35,000
Income (loss) from
  operations. . . . . . . .$(48,555) $(18,282) $(16,951) $   4,010  $  (79,778)
Identifiable assets . . . .$559,893  $239,669  $101,110  $(179,389) $  721,283
Corporate assets. . . . . .                                            100,581
  Total assets. . . . . . .                                         $  821,864

YEAR ENDED SEPTEMBER 25, 1993:
Total revenues:
  Unaffiliated customers. .$614,823  $342,945  $120,101             $1,077,869
  Interarea transfers . . . 208,675        --    20,859  $(229,534)         --
    Total . . . . . . . . .$823,498  $342,945  $140,960  $(229,534) $1,077,869
Restructuring charge. . . .$  7,300  $ 15,300  $  2,400             $   25,000
Income (loss) from
  operations. . . . . . . .$(11,213) $(22,760) $(21,148) $   6,360  $  (48,761)
Identifiable assets . . . .$561,921  $297,923  $ 96,602  $(194,630) $  761,816
Corporate assets. . . . . .                                            104,513
  Total assets. . . . . . .                                         $  866,329

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

   Total liabilities of international subsidiaries, before intercompany eliminations, were $237,405 at September 30, 1995 and $295,651 at September 24, 1994. Cumulative retained earnings of international subsidiaries were $84,363 at September 30, 1995 and $109,541 at September 24, 1994.

REPORT OF INDEPENDENT ACCOUNTANTS
DATA GENERAL CORPORATION



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF DATA GENERAL CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of Data General Corporation and its subsidiaries at September 30, 1995 and September 24, 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Boston, Massachusetts
October 20, 1995

SUPPLEMENTAL FINANCIAL INFORMATION
DATA GENERAL CORPORATION


QUARTERLY FINANCIAL DATA (UNAUDITED)

IN MILLIONS, EXCEPT          FIRST     SECOND      THIRD     FOURTH    FISCAL
  PER SHARE AMOUNTS         QUARTER    QUARTER    QUARTER    QUARTER    YEAR
FISCAL 1995:
Total revenues . . . . . . . $282.2     $283.8     $280.5     $312.8  $1,159.3
Total cost of revenues . . .  183.9      186.7      190.7      210.7     772.0
Net income (loss). . . . . .   24.2 (b)  (11.1)     (61.3)(a)    1.5     (46.7)
Net income (loss) per share. $  .63     $ (.30)    $(1.65)    $  .04  $  (1.23)
Net income (loss) per share
 assuming full dilution. . . $  .59     $ (.30)    $(1.65)    $  .04  $  (1.23)

FISCAL 1994:
Total revenues . . . . . . . $261.2     $282.9     $283.8     $292.6  $1,120.5
Total cost of revenues . . .  169.2      185.8      187.8      190.3     733.1
Net loss . . . . . . . . . .  (21.1)     (48.0)(a)  (12.4)      (6.2)    (87.7)
Net loss per share . . . . . $ (.60)    $(1.35)    $ (.34)    $ (.17) $  (2.45)
Net loss per share
 assuming full dilution. . . $ (.60)    $(1.35)    $ (.34)    $ (.17) $  (2.45)

(a) Includes $43.0 million and $35.0 million provision in fiscal years 1995 and 1994, respectively, for estimated expenses resulting from corporate-wide restructuring and cost reduction programs (see Note 2 of Notes to Consolidated Financial Statements).

(b) Includes $44.5 million gain resulting from the settlement of litigation with Northrop Grumman Corporation (see Note 7 of Notes to Consolidated Financial Statements).

STOCK PRICE RANGE
                                     FISCAL 1995             FISCAL 1994
                                    HIGH        LOW         HIGH        LOW
First quarter . . . . . . . . . .  11-1/2       9-1/8     10-3/4       8-3/4
Second quarter. . . . . . . . . .  10-7/8       7-1/8     10           7-3/8
Third quarter . . . . . . . . . .  10-1/8       7          8           6-3/4
Fourth quarter. . . . . . . . . .  10-5/8       8-1/4     10           7-3/8


FACILITIES
DATA GENERAL CORPORATION

Data General does business in more than 70 countries through direct sales, subsidiaries, distributors and representatives. The company has 32 subsidiaries and approximately 250 sales and service offices. Major administrative, development, manufacturing and support facilities, and subsidiaries' headquarter locations are listed below.


FACILITY LOCATION
(Approximate Square Feet)

Westboro, Massachusetts      corporate headquarters;
(490,000/Leased)             administration; product development; special
                             systems

Southboro, Massachusetts     manufacturing service division;
(545,000)*                   software reproduction; distribution center;
                             equipment refurbishment; major unit repair; custom product manufacturing; field engineering services and logistics

Apex, North Carolina         assembly, test and systems
(300,000)                    integration facility

Research Triangle Park,      advanced systems research
North Carolina               and development
(174,000)

Norcross, Georgia            customer support center
(105,000/Leased)

Mississauga, Ontario         sales; field engineering;
Canada                       administration
(37,000/Leased)

Etobicoke, Ontario, Canada   product repair center
(25,000/Leased)

Chihuahua, Mexico            product repair center
(67,000/Leased)

Schwalbach, Germany          sales; customer education;
(71,600/Leased)              services

Brentford, England           sales; services;
(120,000/Leased)**           administration; customer education

Manila, Philippines          power supply and transformer
(68,000)                     manufacturing; communications products assembly
                             and test

Melbourne, Australia         product repair center;
(31,000/Leased)              logistics and equipment refurbishment


SUBSIDIARY HEADQUARTERS

Canada                       Toronto/Mississauga

ASIA/PACIFIC
Australia                    Sydney
Hong Kong
Japan                        Tokyo
Korea                        Seoul
Malaysia
New Zealand                  Wellington
Singapore
Thailand                     Bangkok

EUROPE
Austria                      Vienna
Belgium                      Brussels
Denmark                      Copenhagen/Glostrup
Finland                      Helsinki/Espoo
France                       Paris/Velizy
Germany                      Frankfurt/Schwalbach
Hungary                      Budapest
Italy                        Milan
Netherlands                  Amsterdam
Norway                       Olso/Voyenenga
Portugal                     Lisbon/Amadora
Spain                        Madrid
Sweden                       Stockholm/Kista
Switzerland                  Zurich
United Kingdom
and Ireland                  London/Brentford

LATIN AMERICA
Argentina                    Buenos Aires
Brazil                       Rio de Janeiro
Chile                        Santiago
Mexico                       Monterrey
Peru                         Lima
Puerto Rico                  San Juan
Venezuela                    Caracas


 * Includes 50,000 square-feet of space leased to a third party, and 200,000 square feet available for lease.
** Includes 26,000 square-feet of sub-leased space.

As part of its consolidation efforts, Data General has for sale, facilities in Woodstock, Connecticut and Milford, Massachusetts.

OFFICERS, DIRECTORS AND SENIOR MANAGEMENT
DATA GENERAL CORPORATION


Frederick R. Adler           Director, Chairman of the Executive Committee;
                             Retiring Senior Partner, Fulbright & Jaworski
                             L.L.P., Attorneys at Law, New York, New York

Ethan Allen Jr.              Vice President, Customer Services

Stephen P. Baxter            Vice President, General International

Ferdinand Colloredo-Mansfeld Director; Chairman of the Board, Cabot Partners
                             Limited Partnership, Boston, Massachusetts

William J. Cunningham        Vice President, Manufacturing

Arthur W. DeMelle            Vice President; Chief Financial Officer

Jacob Frank                  Vice President and General Counsel

John J. Gavin Jr.            Treasurer

Angelo Guadagno              Vice President, U.S. Sales

Larry D. Hemmerich*          Vice President, CLARiiON Business Unit

Carl E. Kaplan               Secretary; Senior Partner, Fulbright & Jaworski
                             L.L.P., Attorneys at Law, New York, New York

Robert C. McBride            Vice President; Controller

John G. McElwee              Director; Retired Chairman, John Hancock Mutual
                             Life Insurance Company, Boston, Massachusetts

Anthony C. Nicoletti         Vice President, Asia/Pacific

Claes L. Nordwall            Vice President, Europe

Edward F. Pensel*            Vice President, Manufacturing Operations

James J. Ryan                Vice President, Information Management Group

Joel Schwartz                Vice President, Worldwide Sales and Marketing

Ronald L. Skates             President and Chief Executive Officer; Director

W. Nicholas Thorndike        Director; Corporate Director and Trustee

Donald H. Trautlein          Director; Retired Chairman, Bethlehem Steel
                             Corporation, Bethlehem, Pennsylvania

Richard L. Tucker            Director; Managing Director, Trinity Investment
                             Management Corporation, Boston, Massachusetts

J. Thomas West               Senior Vice President, Advanced Development

William L. Wilson            Vice President, Services and Strategic Business
                             Opportunities


*  Elected during 1995


DIVISION VICE PRESIDENTS

Dennis P. Balch**            Software Development
Anthony P. DiBona            U.S. Sales - Eastern Operations
David J. Ellenberger         Corporate Marketing
Jonathan W. Lane**           Human Resources
Raymond J. Massey**          U.S. Sales - Western Operations
Michael I. Schneider         Special Systems
Robert Van Steenberg         AViiON Systems Development
William L. Zastrow           Imaging Business Unit

AREA VICE PRESIDENTS
John T. Anderson**           U.S. Channel Sales
William Cadogan              European Services
Ronald A. Edlin              Professional Services
Robert C. Mara               Personal Computer Business Unit
Thomas P. Rizk               Customer Support
Daniel Sapir**               Strategic Alliances
Suzanne G. Sweeney**         Strategic Alliances
John Winter                  Latin America
Michael S. Worhach           Healthcare Business

** Appointed during 1995

CORPORATE INFORMATION
DATA GENERAL CORPORATION

CORPORATE HEADQUARTERS       Data General Corporation
                             4400 Computer Drive
                             Westboro, Mass. 01580
                             (508) 898-5000

LEGAL COUNSEL                Fulbright & Jaworski L.L.P.
                             New York, New York

INDEPENDENT ACCOUNTANTS      Price Waterhouse LLP
                             Boston, Mass.

DEBENTURE TRUSTEES           First National Bank
                             63 Wall Street
                             New York, New York 10005

                             State Street Bank and Trust
                             225 Franklin Street
                             Boston, Mass. 02110

TRANSFER AGENT AND REGISTRAR
                             The Bank of New York
                             800-524-4458

                             Address Shareholder Inquiries to:

                             The Bank of New York
                             Shareholder Relations Department - 11E
                             Post Office Box 11258
                             Church Street Station
                             New York, NY 10286

                             Send Certificates For Transfer and Address Changes to:

                             The Bank of New York
                             Receive and Deliver Department - 11W
                             Post Office Box 11002
                             Church Street Station
                             New York, NY 10286


STOCK EXCHANGE LISTING       New York Stock Exchange
                             London Stock Exchange
                             Unlisted trading privileges on Boston, Midwest, Philadelphia, Pacific and Cincinnati exchanges

TRADING SYMBOL               DGN

ANNUAL MEETING               The Annual Meeting of Stockholders will be held at
                             11:00 a.m., Wednesday, January 31, 1996 in the
                             Enterprise Room, State Street Bank Building, 225
                             Franklin Street, Boston, Mass.


NUMBER OF STOCKHOLDERS       As of September 30, 1995 there were approximately
                             12,500 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

DIVIDEND POLICY              No cash dividends have been declared or paid by
                             the company since its inception. It is the policy of the company to retain any cash flow for future business expansion. The company anticipates no changes in this policy in the forseeable future.

PUBLISHED INFORMATION        The company's Annual Report, Interim Reports, Form
                             10-K, and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission, and other published information is available on request to:
                                  Investor Relations Department
                                  Data General Corporation
                                  4400 Computer Drive
                                  Mail Stop 9S
                                  Westboro, Massachusetts 01580

                             Published information, as well as mailed or faxed copies of quarterly financial press releases, can be obtained by calling 1-800-941-2382.

                             All information is available on Data General's internet website at http://www.dg.com. In the section titled "About Data General," select "Financial Information for Investors."

                             Investors may also choose to:
                             o    Request information using e-mail to
                                  AViiON@dg.com
                             o Dial our FAX-back system at 1-800-99-DGFAX (North America only) and press 411 to receive a faxed menu of publications
                             o    Call Data General Corporation at
                                  1-800-DATAGEN



                                 Data General
              An Equal Opportunity / Affirmative Action Employer
                  Making a Commitment to Workforce Diversity

AViiON, CLARiiON, DG/UX, and ECLIPSE are registered trademarks of Data General Corporation. Intel, the Intel Inside logo, Pentium, and Pentium Pro are registered trademarks of Intel Corporation. All other brand and product names are trademarks or registered trademarks of their respective holders.

The materials contained herein are summary in nature, subject to change, and intended for general information only. Details and specifications regarding Data General equipment and software are included in the applicable technical manuals, available from local sales representatives.