Form 10-K, Exhibit 13
period 1996-09-28
DATA GENERAL CORP
filed 1996-12-18
CIK 26999

DATA GENERAL CORPORATION
                               1996 ANNUAL REPORT

                            Data General Corporation
                               4400 Computer Drive
                        Westboro, Massachusetts USA 01580
                                http://www.dg.com
                              email: AViiON@dg.com

1968 Data General founded; developed the NOVA, the first minicomputer based on integrated circuit technology

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

1989 Delivered first AViiON(R)computer systems and UNIX for commercial applications

1991              Delivered first RAID storage systems

1992 Introduced CLARiiON(R)disk arrays as second generation of RAID systems for AViiON, ECLIPSE(R), and other computing platforms

June 1995         Announced new direction for AViiON product family; systems to use Intel processors and standard SMP (symmetric multiprocessing) motherboards

October 1995      Introduced first AViiON systems that use Intel architecture;
                  more than 15,000 applications available for customers

June 1996         Announced  formation   of   NUMALiiNE(TM)  Business  Unit  to
                  build  OEM   relationships   and  take   advantage  of  market
                  opportunity for systems based on NUMA (non-uniform memory access) architecture;

                  Announced formation of THiiN(TM) Line Business Unit to develop
                  and  market  Internet  appliances,   including  thin  servers,
                  network attached storage, and information servers





          Data General designs advanced systems using the best commodity technologies; builds software alliances to deliver leading enterprise applications; and provides comprehensive integration services to design, implement, and support business solutions.

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES:

Fiscal 1996 was a year of significant progress and positive financial results for Data General. Product revenues increased 22 percent and reached the highest level in our company's 28-year history. Total revenues increased by 14 percent to $1.32 billion. We reported increased profitability in each quarter and completed the year with net income of $28.1 million or $.68 per share.

On the expense side, we reduced overall operating expenses while continuing to invest in our future. Selling, general, and administrative expenses were reduced by $25 million, or seven percent, from fiscal 1995. Research and development spending increased by $12 million, or 14 percent.

Continuing investments in research and development are essential to the future of Data General. For the first half of this decade, we were focused on making a business transition from proprietary minicomputers to open systems. That transition is complete. This report describes the current state of Data General's business and discusses the direction of our company, the opportunities before us, and the new challenges we will face.

FY96 Earnings Per Share:
Q1 ...................   $   .12
Q2 ...................   $   .15
Q3 ...................   $   .17
Q4 ...................   $   .24

Data General Today
------------------
Data General is a company of talented individuals who work together to develop and sell leading-edge computer systems and related technologies. We market our technologies, products, and services in multiple business environments throughout the world. Technology excellence has been the sustaining factor in Data General's success since the company's founding in 1968. Data General's principal assets, from which we have generated revenue and profits, have been our research and development efforts and the technical talents of our people.

Complementing the company's technology excellence are other important assets-- multiple sales and distribution channels, customer services, and leading-edge manufacturing--which have provided the necessary fulcrums to leverage our technology into many markets. The overall combination of these capabilities should enable Data General to succeed in today's extraordinarily competitive computer systems business.

AViiON Server Business
----------------------
The AViiON family of servers forms the core of Data General's product line. At the start of fiscal 1996, we began building a new generation of AViiON servers based on the Intel processor architecture. The transition to the Intel Pentium and Pentium Pro processor platform from the Motorola platform is progressing. In the fourth quarter of fiscal 1996, Intel processor-based systems represented more than 40 percent of AViiON product revenues, and total AViiON revenues reached their highest level since the family was introduced in 1989.

AViiON systems have been at the core of our product and business strategy as we transformed Data General into an open systems company. We are now implementing a plan to increase revenue growth and profits by leveraging our technology development capabilities even more than in the past.

Our growth strategy has two parts: first, to bring industry-leading products to market through alternative, low-cost distribution channels as well as through our own sales force; and second, to leverage other Data General assets--the supporting assets that have traditionally complemented our research and development excellence.

New products resulting from our research and development efforts generate incremental revenue. Our service and manufacturing capabilities also can be used to generate sources of revenue independent of our core research and development. Data General can build upon the strengths of these resources to seek incremental market opportunities without compromising our core systems business. Success will depend on our ability to take advantage of the many opportunities available in these areas without building bureaucracies or adding fixed costs.

FY96 Intel based AViiON Revenue Growth (Millions of dollars):
Q1 ...............................   14
Q2 ...............................   27
Q3 ...............................   41
Q4 ...............................   51


The CLARiiON Business Model
---------------------------
The evolution of our CLARiiON storage systems business from a subset of the AViiON product line to a stand-alone business is a clear example of this strategy at its successful best. The CLARiiON product line was built upon technology developed in traditional Data General research and development. At the outset, CLARiiON technology provided our AViiON systems with important differentiation and helped us win server business. We then achieved far greater revenues and profits by developing CLARiiON business in alternative sales channels. We formed the CLARiiON Business Unit late in 1992 and expanded sales principally through OEM (original equipment manufacturer) relationships with major systems vendors and storage suppliers. In fiscal 1996, CLARiiON Business Unit sales nearly doubled to more than $350 million.

The CLARiiON OEM sales approach to the market employed the right strategy at the right time. It enabled us to grow the business rapidly without adding significant sales and marketing costs. This is the business model we plan to follow as we take other technologies developed in the systems area and turn them into new products and market leadership.

Open CLARiiON Revenue Trend (Millions of dollars):
FY93 ...................................     7
FY94 ...................................    51
FY95 ...................................   187
FY96 ...................................   355


NUMALiiNE Technology
--------------------
Research and development is producing a new class of AViiON systems that will be based on NUMA (non-uniform memory access) architecture. These products will constitute a major extension of the high end of our AViiON product line and will enable our customers to capitalize on their existing investments in applications written for SMP (symmetric multiprocessing) systems. We expect NUMA systems to generate AViiON revenues through traditional sales channels. However, just as with CLARiiON storage systems, NUMA systems also have revenue potential when sold through OEM relationships.

We formed the NUMALiiNE Business Unit in June 1996 to leverage our NUMA OEM opportunity. We signed NUMALiiNE OEM agreements with Fujitsu/ICL, the United Kingdom's leading computer maker; Dansk Data Elektronik, Denmark's premier supplier of mid-range UNIX computer systems; Daewoo Telecom Limited, part of the Daewoo Group, one of Korea's largest companies; and Unisys Corporation, one of the largest information companies in the U.S.

The small incremental sales and marketing investment we are making in the OEM channel has the potential to deliver significant returns. We are leveraging the fruits of our core business' research and development at a reasonable cost.


THiiN Line Internet Appliances
------------------------------
The Internet has become the hottest subject in computing. The implementation of Internet technology on internal networks within companies and organizations has become known as the "Intranet." While Intranets follow the client/server model that will continue to leverage traditional data processing, the Internet is defining a new form of computing driven by the need for information access.

Since storage and retrieval are the key tasks in information access-driven computing, the traditional data processing architecture is not required. New products, including "network computers" and other simplified devices dedicated to viewing information, have already emerged. Beyond such "thin clients," Data General envisions the need for "network attached storage" dedicated to making information available at lightning speed, and "thin servers" dedicated to managing groups of thin clients in offices, homes, classrooms, or anywhere that groups of people need access to the Internet.

To pursue this opportunity, we formed the THiiN Line Business Unit. THiiN Line products are expected to be brought to market in fiscal 1997 and will be sold mainly through alternate channels. Again, we will build upon our core research and development to generate incremental revenues and profits.


VALiiANT (SM)  Manufacturing
----------------------------
An example of how we can leverage our supporting assets is our new VALiiANT Business Unit. We formed this contract manufacturing operation to take advantage of the company's world-class manufacturing expertise.

Data General was the first U.S. computer company to have its worldwide manufacturing operations gain ISO 9000 certification. The VALiiANT effort does not conflict with our basic computer systems strategy; rather it reinforces our capabilities by using existing facilities to generate more revenue. If successful, this venture will provide incremental revenues and profits, while absorbing existing manufacturing overhead. VALiiANT sales and marketing efforts are independent of our normal sales channels and require minimal fixed costs.

Data General is known for the scalability of our computer systems. Now we have embarked on a plan for "asset scalability." NUMALiiNE, THiiN Line, and VALiiANT are three new ways of scaling our key assets to generate new business and profitability.


Customer Service and Professional Services
------------------------------------------
Services generated nearly $400 million in revenues in fiscal 1996. Our Customer Service and Professional Services groups have developed broad expertise and skills, and they provide valuable services to our customers. Our integrated software and hardware services are focused on selected areas, including Healthcare, Imaging, the Internet, and Windows NT applications integration.

Our services business provides Data General with competitive advantages in the market. However, it is not our intention to build a stand-alone systems integration business. That would require major up-front investments in a business characterized by low margins and many large players, and is in direct opposition to the "asset leverage model" we employ in our product businesses. Therefore, our strategy for serving customers is to strengthen our Professional Services organization and leverage relationships with the leading systems integrators.

Special Systems is one service organization that has made consistent contributions to Data General's success over the years. It is an important technological and marketing resource for the company, and an asset which can be leveraged to provide more revenue for Data General and opportunities for our employees.



The DataGenie(TM) family of handheld computers is an example of what Special Systems can do. DataGenie was developed by Special Systems to meet the unique needs of one of our strategic Healthcare solutions partners. Now it is being expanded into other markets as a commercial product, and DataGenie is becoming a profitable business venture.


FY97 Marketing Directions
-------------------------
Today, Data General's primary sources of revenue are AViiON servers, CLARiiON storage systems, and customer support services. In fiscal 1997 and in future years, our current core businesses will be complemented by our NUMALiiNE and THiiN Line products, and by leveraged assets such as our VALiiANT contract manufacturing operations.

In fiscal 1997, AViiON development will concentrate on traditional mainstream servers with ever increasing performance. We are committed to rapid delivery of a family of Intel processor-based AViiON servers which provide market-leading performance and competitive price/performance. These servers will offer customers the choice of our DG/UX(R) operating system, the SCO UnixWare System, and Microsoft Windows NT Server.

Data General will continue to maintain and expand the DG/UX operating system, which is one of the most technically advanced UNIX operating systems in the market. We also recognize that many customers want the industry to support a standard UNIX operating system. Data General has taken a lead role in working with the Santa Cruz Operation (SCO) in supporting SCO UnixWare.

While we are developing advanced NUMA features for our DG/UX operating system, we are also working with SCO on a special project to build these NUMA features into SCO UnixWare.

It is increasingly clear that Microsoft Windows NT Server is a major market force. We have the technical skills to participate in this market. We have already demonstrated success in closing NT Server sales with major enterprise applications such as SAP, PeopleSoft, and Oracle Financials. Windows NT Server is becoming a leading platform for our channel sales partners throughout the world. We believe Data General can leverage sales of AViiON servers using Windows NT Server.

Collectively, DG/UX, SCO UnixWare, Windows NT Server, and operating systems such as Novell NetWare and SCO Open Server, provide customers with a portfolio of tens of thousands of AViiON applications.

Healthcare continues to be one of Data General's leading markets worldwide. To capitalize on this growing market opportunity and leverage our successful healthcare alliances, our healthcare sales and marketing activities have been consolidated into a worldwide Healthcare Division.

Data General is also participating in the fast-growing market for secure Intranets with AViiON and CLARiiON systems. CYBERSHIELD, a unique Internet security solution, enables Data General to combine Internet, Intranet, and firewall technology in a single integrated package designed to protect data from both outside hackers and insiders who accidentally or intentionally corrupt it. Data General's CYBERSHIELD is the most secure Internet server available--the only server solution in the market with both B2- and E4-level security, the world's highest system security levels.

Imaging is a growing worldwide market opportunity for Data General. Our award-winning family of AV Image(R) products provides imaging solutions targeted at efficient, affordable document management.

Open CLARiiON products account for more than one-third of Data General product revenues. These sales are achieved primarily through OEMs, distributors, private labelers, and value-added resellers. CLARiiON revenue growth in fiscal 1997 and beyond will be a function of the growth in our OEM partners' server business and overall disk array market growth. In the markets where we are targeting CLARiiON products--UNIX, Windows NT Server, Novell NetWare, and departmental server environments--industry consultants are projecting strong growth over the next few years.

Fibre Channel, which provides significant increases in data access speed, is one of the key technologies for enabling continued growth in the CLARiiON business. Data General demonstrated Fibre technology at the November 1996 Comdex show in Las Vegas. Fibre products are expected to be available in 1997.


A Winning Culture
-----------------
We have emerged from the open systems transition as a strong company with talented people, valuable resources, and a well demonstrated entrepreneurial spirit.

The EveryOne Sells program, for example, is a way in which any employee can submit qualified sales leads. In the first full year of the program, EveryOne Sells generated almost 3,000 leads and produced more than $18 million in incremental revenues.

We have begun a new program--the Entrepreneurial Forum - to provide our employees with an opportunity to initiate new business ideas. Any employee anywhere in the world can present ideas at this forum. The goal is to suggest ways in which we can take an existing product, an evolving technology, or any other good idea, and leverage it into additional revenues for Data General.

Our people also exhibit a strong commitment to the communities in which we live and work. In Raleigh, North Carolina, employees from our Apex manufacturing facility helped to renovate a library at an apartment complex for the elderly and disabled. Our Massachusetts employees developed a unique computer literacy program for Worcester North High School, and spent nights and weekends training the teachers, wiring the school, and installing the equipment and software. An engineer from our AViiON development group initiated a donation of servers and storage systems to his alma mater, Howard University, and personally ensured that the equipment was installed and operating in support of a newly established co-operative program at the school. Data General people demonstrate their generosity to those in need throughout the year with programs such as the "Giving Tree" at our Massachusetts facilities which provides holiday gifts to more than 400 needy families. Data General is proud to have such dedicated and generous employees.

Outlook
-------
I believe the opportunities for Data General are plentiful. Market forces and standards have changed the dynamics of our business. We have the technology base and the other skill sets we need to gain leadership positions in key areas of the market. Most important, we have the people with the will to do so.

Our senior management team has led the company through the transition. In recognition of their accomplishments, the Board of Directors elected William Cunningham, Arthur DeMelle, Joel Schwartz, and William Wilson senior vice presidents of the company. They join with Senior Vice President J. Thomas West, head of Advanced Development, to form a solid and experienced management team that is well prepared to lead Data General in the years ahead.

Our goal is to grow revenues through direct sales and increasingly through stronger relationships with channel partners. We recognize that we cannot accomplish this goal based on technology alone. Successful sales and channel alliances are based on the ability of our sales and marketing people to nurture close working relationships and build the level of trust that is needed for such relationships. Our customers tell us that one of the reasons they choose to deal with Data General instead of our competitors is our personal commitment to their success--our availability, our flexibility, and our ability and willingness to better understand their business and their requirements. These are traits embodied in the Data General culture.

Fiscal 1996 was a turning point in the history of Data General. We enter fiscal 1997 well positioned for continued revenue growth and profitability with our established AViiON server and CLARiiON storage businesses, a solid financial position, and the significant opportunities we see in the emerging areas of NUMA technology and the Internet.

Respectfully submitted,



Ronald L. Skates
President and Chief Executive Officer

FINANCIAL REVIEW 1996:

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA ..............................   10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS ................................................................   11
CONSOLIDATED STATEMENTS OF OPERATIONS .....................................   16
CONSOLIDATED BALANCE SHEETS ...............................................   17
CONSOLIDATED STATEMENTS OF CASH FLOWS .....................................   18
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY ...........................   19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................................   20
REPORT OF INDEPENDENT ACCOUNTANTS .........................................   30
SUPPLEMENTAL FINANCIAL INFORMATION ........................................   30
FACILITIES ................................................................   31
OFFICERS, DIRECTORS, AND SENIOR MANAGEMENT ................................   32
CORPORATE INFORMATION .....................................................   33


Number of Employees:
1992 ......................... 7100
1993 ......................... 6500
1994 ......................... 5800
1995 ......................... 5000
1996 ......................... 4900

Revenue per Employee (Thousands of dollars):
1992 ........................   157
1993 ........................   166
1994 ........................   193
1995 ........................   232
1996 ........................   270

Selling, General & Administrative expenses (Millions of dollars):
1992 ........................   358
1993 ........................   347
1994 ........................   341
1995 ........................   334
1996 ........................   309

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
DATA GENERAL CORPORATION
                                                                    YEAR ENDED
                                       ---------------------------------------------------------------------------
                                         SEPT. 28,     SEPT. 30,     SEPT. 24,      SEPT. 25,       SEPT. 26,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS      1996          1995         1994           1993             1992
------------------------------------------------------------------------------------------------------------------
Total revenues .....................   $ 1,322,250   $ 1,159,316    $ 1,120,505    $ 1,077,869    $ 1,115,947
                                       -----------   -----------    -----------    -----------    -----------

Total cost of revenues .............       877,692       772,047        733,114        654,718        655,047
Research and development ...........        98,022        85,886         90,826        100,172        111,336
Selling, general, and administrative       309,259       334,337        341,343        346,740        357,528
Restructuring charge ...............           --         43,000         35,000         25,000         48,000
                                       -----------   -----------    -----------    -----------    -----------

  Total costs and expenses .........     1,284,973     1,235,270      1,200,283      1,126,630      1,171,911
                                       -----------   -----------    -----------    -----------    -----------

Income (loss) from operations ......        37,277       (75,954)       (79,778)       (48,761)       (55,964)
Interest expense, net ..............         5,632         4,116          8,168          6,734          3,448
Other income, net ..................          --          41,972          2,353            416           --
                                       -----------   -----------    -----------    -----------    -----------

Income (loss) before income taxes ..        31,645       (38,098)       (85,593)       (55,079)       (59,412)
Income tax provision ...............         3,500         8,605          2,100          5,400          3,100
                                       -----------   -----------    -----------    -----------    -----------

Net income (loss) ..................   $    28,145   $   (46,703)   $   (87,693)   $   (60,479)   $   (62,512)
                                       ===========   ===========    ===========    ===========    ===========

Primary net income (loss) per share    $      0.68   $     (1.23)   $     (2.45)   $     (1.73)   $     (1.91)



                                                                        AS OF
                                   -----------------------------------------------------------------------------
                                        SEPT. 28,      SEPT. 30,      SEPT. 24,      SEPT. 25,      SEPT. 26,
DOLLARS IN THOUSANDS                       1996           1995          1994           1993            1992
----------------------------------------------------------------------------------------------------------------
Current assets .....................   $   616,812   $   591,485    $   598,076    $   611,660    $   671,307
Current liabilities ................       366,184       370,226        326,865        302,908        307,172
                                       -----------   -----------    -----------    -----------    -----------

Working capital ....................   $   250,628   $   221,259    $   271,211    $   308,752    $   364,135
                                       ===========   ===========    ===========    ===========    ===========

Total assets .......................   $   860,443   $   832,018    $   821,864    $   866,329    $   940,454
Annual expenditures for property,
  plant, and equipment .............   $    94,670   $    96,471    $    92,955    $    94,968    $    93,607
Long-term debt .....................   $   149,971   $   153,457    $   156,942    $   158,352    $   162,258
Other liabilities ..................   $    15,224   $    28,791    $    29,445    $    27,992    $    20,988
Stockholders' equity ...............   $   329,064   $   279,544    $   308,612    $   377,077    $   450,036
Employees ..........................         4,900         5,000          5,800          6,500          7,100


Results of operations are for 52-week periods except for 1995 which is a 53-week period. The company has not declared or paid cash dividends since inception.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Data General Corporation


RESULTS OF OPERATIONS

    The company reported net income of $28 million for fiscal 1996 compared with a net loss of $47 million for fiscal 1995 and a net loss of $88 million for fiscal 1994. Included in the net losses of fiscal years 1995 and 1994 are restructuring charges of $43 million and $35 million, respectively, as well as other income of $44.5 million from the settlement of litigation with Northrop Grumman Corporation in fiscal year 1995.

Revenues (in millions)
===============================================================================
                           1996     Change        1995      Change        1994
                           ---------------------------------------------------

Product                    $924        22%        $757          5%        $722
  % of total Revenues       70%                    65%                     65%

Service                     398       (1%)         402          1%         398
  % of total Revenues       30%                    35%                     35%

Total Revenues           $1,322        14%      $1,159          3%      $1,120
===============================================================================


 Revenues in fiscal year 1996 grew 14% compared to the prior fiscal year. The growth came primarily from domestic product revenues in the Open CLARiiON line of mass storage devices and the AViiON server business. The European marketplace, while experiencing growth in Open CLARiiON, was negatively impacted by a decline in the AViiON server business, as well as the general conditions of the European economy.

    In fiscal 1996, revenues from the AViiON family were approximately $461 million, a 9% increase over fiscal 1995. AViiON systems revenues in fiscal 1995 decreased 10% from fiscal 1994. Since 1989, the company has established a customer base of nearly 38,000 AViiON installations, with a total value of over $2.5 billion. In fiscal 1996, the company introduced its Intel-based AViiON systems. Such systems represented more than 29% of all fiscal 1996 AViiON revenues. In fiscal 1996, the Open CLARiiON line of mass storage systems grew by 90% and represented 38% of the overall product revenues, compared to 25% of total product revenues in the previous fiscal year. Open CLARiiON is sold primarily through the company's Original Equipment Manufacturer ("OEM") and distributor channels; thus sales in any given period are subject to sales cycles and inventory levels of the company's customers. Open CLARiiON product revenues have been concentrated in a limited number of customers, with a significant portion of the company's Open CLARiiON product revenues to a single OEM. ECLIPSE MV ("MV") revenues decreased 36% during fiscal 1996 compared to a 43% decline in fiscal 1995. Proprietary revenues in fiscal 1996 represent only 4% of the company's total product revenues. In fiscal 1996, product revenues from personal computer and peripheral equipment decreased 22% from fiscal 1995, and in fiscal 1995 decreased 11% when compared with fiscal 1994.

Revenues by Geographic Marketplace
===============================================================================
                          Percentage of                       Percentage of
                      Consolidated Revenues                     Change of $
                                                                of Revenues

                    --------------------------------  -------------------------
                      1996         1995        1994       1996-95      1995-94
                    --------------------------------  -------------------------

Domestic

Product                61%          55%         55%           22%           5%
Service                57%          56%         58%            0%         (1%)
Total Revenues         60%          55%         56%           23%           2%

Europe

Product                24%          28%         27%            4%          12%
Service                32%          33%         31%          (4%)           7%
Total Revenues         26%          30%         28%            1%          10%

Other International

Product                15%          17%         18%           10%         (3%)
Service                11%          11%         11%            0%         (2%)
Total Revenues         14%          15%         16%            8%         (3%)
===============================================================================



   In fiscal 1996, domestic marketplace revenues from the Open CLARiiON product line more than doubled and AViiON product revenues increased 22%, partly offset by a 25% decrease in ECLIPSE MV revenues and a 43% decrease in PC revenues. In the prior year, the Open CLARiiON product line revenues were more than doubled in this marketplace, offset by a 13% decrease in AViiON revenues, a 41% decrease in ECLIPSE MV revenues, and a small decrease in PC revenues. The increase in European product revenues, including U.S. direct export sales, in fiscal year 1996 was attributable to significant growth in the Open CLARiiON product line offset by a 35% decline in ECLIPSE MV revenues, 20% decrease in PC revenues and a 6% decrease in AViiON revenues. The 4% increase in product revenues in the European marketplace was partly offset by the strengthening of the U.S. dollar. The increase in other international product revenues, including U.S. direct export sales, was primarily driven by significant growth in Open CLARiiON, which more than doubled from the prior year, and a 14% increase in PC revenues in fiscal year 1996. The increase was partly offset by a 64% decrease in MV revenues, and a 6% decrease in AViiON revenues. The fiscal 1995 decrease in other international product revenues was largely due to the decrease in AViiON and MV revenues, which was partly offset by stronger revenues from the Open CLARiiON product line.

    In the service business, the company experienced a 2% decline in contract maintenance revenues in both fiscal years 1996 and 1995 as compared with the previous year. This decline was partially offset by modest growth in professional service revenues during the same periods. In Europe, the effect of foreign exchange accounted for less than 1% of the total 4% decrease in fiscal 1996 and 3% of the total 7% increase in fiscal 1995 service revenues.

Cost of Revenues  (in millions)
==============================================================================
                            1996     Change        1995    Change        1994
                          ----------------------------------------------------
Product                     $619        20%        $514        6%        $484
  % of Product Revenues      67%                    68%                   67%

Service                      259         0%         258        4%         249
  % of Service Revenues      65%                    64%                   63%

Total Cost of Revenues      $878        14%        $772        5%        $733
  % of Total Revenues        66%                    67%                   65%
==============================================================================

   The primary reasons for the decrease in cost as a percentage of product revenues were the result of increased volumes of higher margin Intel-based AViiON systems, manufacturing cost reductions and lower component costs, partially offset by increased volumes of relatively lower margin Open CLARiiON revenues. The benefits of component cost reductions are likely to be temporary as market pressures impact the company's product pricing.

   The increase in cost of service revenues as a percentage of total service revenues was primarily a result of the continued shift in service revenues towards increased professional service sales, which yield a lower margin than traditional maintenance service contract revenues.

Operating Expenses  (in millions)
===============================================================================
                                    1996    Change     1995    Change     1994
                                   --------------------------------------------
Research & Development               $98       14%      $86      (5%)      $91
  % of Total Revenues                 7%                 7%                 8%

Selling, general, & administrative  $309      (7%)     $334      (2%)     $341
  % of Total Revenues                23%                29%                30%

Restructuring charges                  -    (100%)      $43       23%      $35
  % of Total Revenues                  -                 4%                 3%
===============================================================================


   The company continued to focus its research and development efforts on its core business technology, multi-user computer systems, servers, and mass storage devices. Gross expenditures on research and development, and software development in fiscal 1996, before capitalization, increased 14% compared to fiscal 1995. The increase in the level of expenditures was primarily driven by investment in the next generation of CLARiiON products, in the company's Non Uniform Memory Access ("NUMA") architecture for high-end servers and in products for the Internet.

     Selling, general and administrative expenses continue to decrease due to the company's worldwide cost reduction and containment programs, which the company has implemented in response to increasingly competitive industry conditions.

    Results of  operations  for  fiscal  1995 and 1994  included  charges of $43 million and $35 million, respectively, for estimated costs associated with a worldwide workforce reduction along with other cost reduction programs, primarily related to real estate. The provisions relating to the workforce reduction were primarily for salary and benefit continuation and outplacement service. At the close of fiscal 1996, the number of employees was approximately 4,900, a net reduction of 100 employees from September 30, 1995. During fiscal year 1995 there was a net reduction of 800 employees from the 5,800 employed as of September 24, 1994. There have been no material changes in the company's original estimates of the costs associated with the previously announced restructuring actions.


Net Income (Loss) (in millions)
===============================================================================
                                      1996               1995             1994
                                 ----------       ------------     ------------
Income (loss) from operations          $37              ($76)            ($80)

Interest and other Income, net          (5)               38               (6)

Tax provision                           (4)               (9)              (2)
                                 ----------       ------------     ------------
Net income (loss)                      $28              ($47)            ($88)
===============================================================================

     Income from operations for fiscal 1996 of $37 million was comprised of $44 million from the domestic marketplace and $3 million from Europe, partially offset by a loss from operations of $10 million from other international. The loss from operations for fiscal 1995 of $76 million was comprised of $45 million, $15 million, and $16 million from the domestic marketplace, Europe, and other international, respectively. These losses included restructuring charges of $19 million in both domestic and Europe, as well as $5 million for other international locations. These losses from operations compared with $45 million, $18 million, and $17 million in fiscal 1994, for the domestic marketplace, Europe and other international locations, respectively. Restructuring charges in fiscal 1994 were $21 million, $12 million, and $2 million in each of these areas, respectively.

     Interest income for fiscal 1996 decreased 23% from fiscal 1995, following a 65% increase from fiscal 1994 to fiscal 1995. The current year decrease was primarily due to lower levels of average invested cash and an overall reduction in market interest rates. The prior year increase was primarily due to higher average levels of invested funds and increasing market interest rates. Interest expense for fiscal 1996 was $13.1 million, a slight decrease from $13.8 million for fiscal 1995. Interest expense for fiscal 1995 remained relatively unchanged from fiscal 1994.

     Included in other income, net, in the fiscal 1995 Statement of Operations is a pretax gain, net of related legal fees and other expenses, of $44.5 million from the settlement with Northrop Grumman Corporation relative to a six-year software copyright infringement and trade secrets litigation brought by the company against Grumman Systems Support Corporation ("Grumman"). Under the terms of the settlement, Grumman paid the company $53 million and the parties dismissed the pending litigation.

     The current year provision for income taxes relates primarily to foreign and state taxes. The 1995 provision resulted primarily from the settlement of the Grumman lawsuit, deferred taxes on undistributed earnings for certain foreign subsidiaries, and foreign and state taxes. The company continues to have significant operating loss carryforwards and unused tax credits available to minimize future tax liabilities. Based on the weight of available evidence, the company has a valuation allowance which offsets substantially all net deferred tax assets existing as of September 28, 1996 and September 30, 1995. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. The company will assess the need for the valuation allowance at each balance sheet date based on all available evidence.

     In the first quarter of fiscal 1995, the company adopted SFAS 112, "Employers' Accounting for Post-Employment Benefits" and SFAS 115, "Accounting
for Certain Investments in Debt and Equity Securities". SFAS 112 requires the accrual of liabilities for the estimated cost of benefits provided by the employer to former or inactive employees. The implementation of SFAS 112 did not have a material effect on the company's consolidated financial position or results of operations. SFAS 115 addresses accounting and reporting for investments in certain debt and equity securities. All of the company's investments in U.S. Treasury bills and notes at September 28, 1996 and September 30, 1995 have maturities of less than one year, and have been classified as "held-to-maturity". In the second quarter of fiscal 1996, an equity security held by the company as an investment and previously accounted for under the cost method, began trading on a public stock exchange, and is classified as "available-for-sale". In fiscal 1995, the company adopted SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments".

      In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In October 1995, FASB issued SFAS 123, "Accounting for Stock-Based Compensation". In June 1996, FASB issued SFAS 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities". The company will implement SFAS 123 using the proforma disclosure method described in the pronouncement in fiscal 1997. SFAS 121 and 123 are effective for fiscal years beginning after December 15, 1995. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The company will implement these statements as required. The future adoption of SFAS 121 and 125 is not expected to have a material effect on the company's consolidated financial position or results of operations.


LIQUIDITY AND CAPITAL RESOURCES

     Cash and temporary cash investments as of September 28, 1996 were $179 million, an increase of $62 million from fiscal 1995. At the same date, the company held $26 million in marketable securities which supplemented cash and temporary cash investments, down $46 million from the prior fiscal year. These securities include United States Treasury bills and notes, as well as an equity security of $11 million recorded at fair market value and classified as "available-for sale". Net cash provided from operations in fiscal 1996 was $105 million. Expenditures for property, plant and equipment were $95 million, capitalized software development costs totaled $31 million, and cash provided from stock plans equaled $10 million. Repayment of long-term debt during the current fiscal year was $3 million, which was for the repurchase of the company's 8 3/8% debentures due in 2002 to satisfy future sinking fund requirements. The effect of currency fluctuations on cash and temporary cash investments was a decrease of $1 million for fiscal year 1996.

     Net receivables increased $7 million to $258 million at September 28, 1996, primarily as a result of increased revenues. The company's worldwide days' sales outstanding decreased three days when compared to the prior fiscal year primarily as a result of increased collection activity. Inventory levels increased $6 million during fiscal 1996, primarily as a result of increased end of year procurement. Net property, plant, and equipment decreased $7 million principally due to the sale of certain facilities and the sales of demonstration equipment. Accounts payable increased $5 million primarily attributable to the increase in end of year inventory procurements and the timing of payments related to this activity. Current and other liabilities decreased $23 million to $258 million at September 28, 1996, primarily as a result of payments made relating to the previously recorded restructuring accruals, and reduced employee related accruals.

     For the three-year period ending September 28, 1996, cash and temporary cash investments increased $59 million. Net cash provided from operations was $296 million, including $53 million from the Grumman litigation settlement. The sale of non-operating facilities, investments, and the sale-lease back of the company's corporate headquarters provided $41 million. Proceeds pursuant to the company's employee stock plans provided $24 million. Long-term debt decreased $9 million, primarily due to the repurchase of a portion of the company's 8 3/8% debentures due in 2002, and the repayment of Industrial Revenue Bonds applicable to the sales of the company's Portsmouth, New Hampshire and a portion of the Woodstock, Connecticut facilities. Net proceeds from maturity of marketable securities were $67 million. Expenditures for property, plant and equipment totaled $284 million and the company's investment in capitalized software development costs was $76 million. Notes payable were paid in the amount of $1 million during this three-year period. The effect of foreign exchange on this three-year period was a $5 million increase to cash.

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

     At September 28, 1996, the company has a $30 million unsecured letter of credit and reimbursement facility with a group of banks. This agreement is available to secure the issuance of letters of credit. The facility contains certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends and the incurrence of other debt. The interest rate for borrowings under the current letter of credit facility is 2.0% per annum above a base rate. The base rate is equal to the greater of prime rate or the Federal Funds Effective Rate plus .5%. Commitment fees paid on available funds during fiscal years 1996 and 1995 were not material. There were $8.0 million of letters of credit secured by this facility at September 28, 1996. At September 30, 1995, there were $8.3 million of letters of credit secured by this letter of credit facility. During fiscal years 1996 and 1995, there were no borrowings under any of these facilities. The current agreement has a duration of 364 days and expires on December 18, 1996. The company is currently in the process of negotiating amendments to this letter of credit facility which would extend its expiration date to December 17, 1997.

     The company believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid temporary investments pending its utilization. The company's investment policy is to minimize risk while maximizing return on cash, and to keep uninvested cash at a minimum. Cash is generally centralized domestically, although some cash is also held at various subsidiaries around the world to meet local operating funding requirements. All cash is freely remittable to the United States.

     Although the actual level of spending will be influenced by many factors, the company anticipates that expenditures for property, plant and equipment will continue to be the primary non-operating use of cash during fiscal year 1997. Most of the expenditures will be for capital assets directly related to the company's open systems product sales, marketing, support and development. The writedown of net book value of property, plant, and equipment during fiscal 1996 totaled $16 million, primarily as a result of sales of demonstration equipment to end-users. Management expects that sales of demonstration equipment will continue. Net fixed assets associated with the company's proprietary ECLIPSE MV family of products represent less than 5% of the company's total net fixed assets. Such assets are primarily spare parts employed to support the company's MV service base, as well as those MVs which are serviced by third parties. Also during fiscal 1997, cash totaling $8 million is expected to be utilized to settle liabilities arising from the company's restructuring programs.

     The company believes it has sufficient resources to provide for its current operations and to continue to invest in the future.


CONSOLIDATED STATEMENTS OF OPERATIONS
DATA GENERAL CORPORATION


                                                       YEAR ENDED
                                        ----------------------------------------
                                         SEPT. 28,      SEPT. 30,     SEPT. 24,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS      1996          1995          1994
--------------------------------------------------------------------------------
REVENUES
Product ............................   $   924,140   $   757,338    $   722,423
Service ............................       398,110       401,978        398,082
                                       -----------   -----------    -----------
    Total revenues .................     1,322,250     1,159,316      1,120,505
                                       -----------   -----------    -----------
COSTS AND EXPENSES
Cost of product revenues ...........       618,351       514,049        483,808
Cost of service revenues ...........       259,341       257,998        249,306
Research and development ...........        98,022        85,886         90,826
Selling, general, and administrative       309,259       334,337        341,343
Restructuring charge ...............          --          43,000         35,000
                                       -----------   -----------    -----------

     Total costs and expenses ......     1,284,973     1,235,270      1,200,283
                                       -----------   -----------    -----------

Income (loss) from operations ......        37,277       (75,954)       (79,778)
Interest income ....................         7,440         9,710          5,881
Interest expense ...................        13,072        13,826         14,049
Other income, net ..................          --          41,972          2,353
                                       -----------   -----------    -----------

Income (loss) before income taxes ..        31,645       (38,098)       (85,593)
Income tax provision ...............         3,500         8,605          2,100
                                       -----------   -----------    -----------

Net income (loss) ..................   $    28,145   $   (46,703)   $   (87,693)
                                       ===========   ===========    ===========

PRIMARY NET INCOME (LOSS) PER SHARE:
  Net income (loss) per share .......  $      0.68   $     (1.23)   $     (2.45)
  Weighted average shares outstanding       41,081        37,866         35,774


Results of operations are for 52-week periods except for 1995 which is a 53-week period. The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.



CONSOLIDATED BALANCE SHEETS
DATA GENERAL CORPORATION

                                                         SEPT. 28,    SEPT. 30,
DOLLARS IN THOUSANDS, EXCEPT PAR VALUE                      1996        1995
-------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and temporary cash investments .................   $ 178,997    $ 117,201
  Marketable securities ...............................      25,624       71,617
  Receivables, less allowances of $14,480 at
    Sept. 28, 1996 and $14,079 at Sept. 30, 1995 ......     257,815      251,123
  Inventories .........................................     129,783      124,145
  Other current assets ................................      24,593       27,399
                                                          ---------    ---------

    Total current assets ..............................     616,812      591,485

Property, plant, and equipment, net ...................     167,672      174,914
Other assets ..........................................      75,959       65,619
                                                          ---------    ---------
                                                          $ 860,443    $ 832,018
                                                          =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable .......................................   $   1,943    $   2,033
  Accounts payable ....................................     121,625      116,313
  Other current liabilities ...........................     242,616      251,880
                                                          ---------    ---------

    Total current liabilities .........................     366,184      370,226
                                                          ---------    ---------

Long-term debt ........................................     149,971      153,457
                                                          ---------    ---------

Other liabilities .....................................      15,224       28,791
                                                          ---------    ---------

Commitments and Contingencies

Stockholders' equity:
    Common stock, $.01 par value:
    Outstanding -- 39,601,000 shares at Sept. 28, 1996
      and 37,933,000 shares at Sept. 30, 1995 (net of
      deferred compensation of $7,812 at Sept. 28, 1996
      and $9,588 at Sept  30, 1995) ...................     460,312      446,762
    Accumulated deficit ...............................    (135,481)    (163,626)
    Unrealized gains on marketable securities .........       9,708         --
    Cumulative translation adjustment .................      (5,475)      (3,592)
                                                          ---------    ---------

      Total stockholders' equity ......................     329,064      279,544
                                                          ---------    ---------
                                                          $ 860,443    $ 832,018
                                                          =========    =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
DATA GENERAL CORPORATION


                                                                            YEAR ENDED
                                                         --------------------------------------------
                                                              SEPT. 28,      SEPT. 30,    SEPT. 24,
IN THOUSANDS                                                     1996          1995          1994
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (loss) .......................................   $  28,145    $ (46,703)   $ (87,693)
  Adjustments to reconcile net income (loss) to net cash
    provided from operating activities:
    Depreciation ..........................................      80,489       74,804       76,957
    Amortization of capitalized software development costs       19,130       17,545       21,448
    Amortization of deferred compensation .................       3,866        4,265        5,329
    Increase (decrease) in other liabilities ..............      (8,263)        (656)       1,453
    Writedown of net book value of property, plant, and
      equipment ...........................................      15,633        9,626       15,233
    Other non-cash items, net .............................        (299)       7,232        7,061
    Changes in  operating  assets and  liabilities,  net of
      effects from sale of facilities and other assets:
      (Increase) decrease in receivables ..................      (9,268)      11,267       31,757
      Increase in inventories .............................      (5,826)      (5,743)     (15,735)
      Decrease in other current assets ....................       2,080        3,761        3,727
      Increase in accounts payable ........................       6,627       23,897        3,837
      Increase (decrease) in other current liabilities,
        excluding debt ....................................     (27,191)      17,810       10,753
                                                              ---------    ---------    ---------

    Net cash provided from operating activities ...........     105,123      117,105       74,127
                                                              ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant, and equipment .........     (94,670)     (96,471)     (92,955)
  Purchase of marketable securities .......................     (84,224)    (240,507)     (90,788)
  Proceeds from sales and maturity of marketable securities     150,080      216,755      115,318
  Capitalized software development costs ..................     (30,714)     (27,493)     (17,582)
  Net proceeds from sale of facilities and other assets ...      12,797         --         28,314
  Investment in equity securities .........................      (2,000)        (600)      (2,000)
                                                              ---------    ---------    ---------

    Net cash used by investing activities .................     (48,731)    (148,316)     (59,693)
                                                              ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash provided from stock plans, net .....................       9,684        7,740        6,901
  Repayment of notes payable ..............................        --           (607)        --
  Repayment of long-term debt .............................      (3,000)      (3,500)      (2,034)
                                                              ---------    ---------    ---------

    Net cash provided from financing activities ...........       6,684        3,633        4,867
                                                              ---------    ---------    ---------

Effect of foreign currency rate fluctuations on cash and
  temporary cash investments ..............................      (1,280)       2,331        3,587
                                                              ---------    ---------    ---------

Increase (decrease) in cash and temporary cash
  investments .............................................      61,796      (25,247)      22,888
Cash and temporary cash investments -- beginning
  of the period ...........................................     117,201      142,448      119,560
                                                              ---------    ---------    ---------
Cash and temporary cash investments -- end
  of the period ...........................................   $ 178,997    $ 117,201    $ 142,448
                                                              =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid .........................................   $  12,797    $  12,762    $  13,422
    Income taxes paid .....................................   $   1,716    $   1,696    $   3,444


Results of operations are for 52-week periods except for 1995 which is a 53-week period. The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
DATA GENERAL CORPORATION


                                                            YEAR ENDED
                                      ------------------------------------------
                                            SEPT. 28,     SEPT. 30,    SEPT. 24,
IN THOUSANDS                                  1996           1995        1994
--------------------------------------------------------------------------------

COMMON STOCK:
   Beginning balance .....................  $ 446,762    $ 434,757    $ 422,589
   Shares issued under stock plans, net ..      9,684        7,740        6,839
   Amortization of deferred compensation .      3,866        4,265        5,329
                                            ---------    ---------    ---------

   Ending balance ........................    460,312      446,762      434,757
                                            ---------    ---------    ---------

ACCUMULATED DEFICIT:

   Beginning balance .....................   (163,626)    (116,923)     (29,230)
   Net income (loss) for year ............     28,145      (46,703)     (87,693)
                                            ---------    ---------    ---------

   Ending balance ........................   (135,481)    (163,626)    (116,923)
                                            ---------    ---------    ---------

UNREALIZED GAINS ON MARKETABLE SECURITIES:

   Beginning balance .....................       --           --           --
   Net adjustment for year ...............      9,708         --           --
                                            ---------    ---------    ---------

   Ending balance ........................      9,708         --           --
                                            ---------    ---------    ---------

CUMULATIVE TRANSLATION ADJUSTMENT:

   Beginning balance .....................     (3,592)      (9,222)     (16,282)
   Net translation adjustment for year ...     (1,883)       5,630        7,060
                                            ---------    ---------    ---------

   Ending balance ........................     (5,475)      (3,592)      (9,222)
                                            ---------    ---------    ---------

Total stockholders' equity ...............  $ 329,064    $ 279,544    $ 308,612
                                            =========    =========    =========


Results of operations are for 52-week periods except for 1995 which is a 53-week period. The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DATA GENERAL CORPORATION

NOTE 1.  NATURE OF BUSINESS

Data General Corporation (the "company") designs, manufactures, sells and supports a broad range of multi-user computer systems, servers, and mass storage devices. The company's range of products and services includes database servers; communications and networking servers; workstations, desktop and portable systems; mass storage devices; more than 15,000 application solutions offered in conjunction with various third-party firms; and a worldwide service and support network. The principal markets are the United States and Europe.



NOTE 2.  ACCOUNTING POLICIES

FISCAL YEAR. The company's fiscal year ends on the last Saturday in September. Fiscal year 1996 consisted of 52 weeks. Fiscal years 1995 and 1994 consisted of 53 and 52 weeks, respectively.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Data General Corporation and its domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSACTIONS. The functional currencies for the company's operations in Australia, Canada, Europe, Japan, and New Zealand are the local currencies. Assets and liabilities of these operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Translation adjustments are reported as a separate component of stockholders' equity.

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

The company enters into foreign exchange contracts as a hedge against exposure to fluctuations in exchange rates associated with certain transactions denominated in foreign currencies, principally intercompany accounts receivable. Market value gains or losses on these contracts are included in the cost of product revenues and generally offset exchange gains or losses on the related transactions. In fiscal 1995, the company adopted Statement of Financial
Accounting Standards ("SFAS") 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" that requires certain additional disclosure regarding the amounts, nature, terms, purpose, and fair values of the company's derivative financial instruments.

Foreign exchange transaction gains and losses, not material in amount for the periods ended September 28, 1996, September 30, 1995 and September 24, 1994, are included in the cost of product revenues.

Cash flows from foreign exchange contracts that are accounted for as hedges of identifiable foreign exchange transactions are classified as cash flows from operating activities in accordance with the nature of the transactions being hedged.

TEMPORARY CASH INVESTMENTS AND MARKETABLE SECURITIES . Temporary cash investments consist of highly liquid time deposits and commercial paper with original maturities of 90 days or less. Marketable securities consist of U.S. Treasury bills and notes with original maturities of 91 to 360 days, as well as an equity security.

In fiscal 1995, the company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 addresses accounting and reporting for investments in certain debt and equity securities. Under this standard, the company is required to classify its marketable securities into one or more of the following categories: held-to-maturity, trading, or available-for-sale.

All of the company's investments in U.S. Treasury bills and notes have maturities of less than one year, and have been classified as held-to-maturity. These investments are recorded at amortized cost, which approximates market value. In March 1996, an equity security held by the company as an investment and previously accounted for under the cost method, began trading on a public stock exchange. In accordance with SFAS 115, this security is considered to be readily marketable and is classified as available-for-sale. This investment is accounted for at fair market value at September 28, 1996 which totaled $10.9 million. The unrealized gain on marketable securities of $9.7 million is recorded as a separate component of stockholders' equity at September 28, 1996.

INVENTORIES. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories consist primarily of components and subassemblies and finished products held for sale. Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, the company evaluates inventory levels and expected usage on a periodic basis and records adjustments as required.

In a few instances, the company is dependent upon certain vendors for the manufacture of significant components of its server and mass storage systems. If these vendors were to become unwilling or unable to continue to manufacture these products in required volumes, the company would have to identify and qualify acceptable alternative vendors. The inability to develop alternate sources, if required in the future, could result in delays or reductions in product shipments. With respect to sole-sourced materials, the company has not experienced any problems relative to the timeliness of product availability or quality matters. To protect against such problems, however, the company has generally implemented special inventory plans for these components. These plans are designed to ensure that, if the sole-sourced supplier were unable to meet the company's requirements, there would be sufficient inventory available to cover the time required to re-engineer the product or develop an alternative source of supply.

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

REVENUE RECOGNITION AND MAJOR CUSTOMERS. Product revenues are recognized at the time of shipment. Service revenues, including post contract customer support, are recognized ratably over applicable contractual periods or as services are performed. The costs of these service revenues are charged to expense when incurred.

During the year ended September 28, 1996, revenues from an Open CLARiiON customer totaled $201 million, or approximately 15% of total revenues. The company did not have any customers with revenues exceeding 10% of the company's total revenues during fiscal 1995 and 1994.

RESEARCH & DEVELOPMENT, SOFTWARE DEVELOPMENT, AND WARRANTY COSTS. Research, engineering, and product development costs are expensed as incurred. Software development costs incurred after reaching technological feasibility are capitalized and amortized to cost of product revenues over a period not to exceed 4 years for operating system software and 3 years for application software, which approximates the estimated economic lives of these software products. On a quarterly basis, the company evaluates the recoverability of capitalized software costs. In performing its evaluation, the company must make estimates of anticipated future gross revenues as well as the remaining economic lives of the product. It is reasonably possible that the estimates of the remaining estimated economic life of these software products may be reduced. As a result, the carrying amount of the capitalized software costs for a particular software product may be reduced. Unamortized software development costs were $60.7 million at September 28, 1996 and $49.1 million at September 30, 1995. Writeoffs of certain capitalized software development costs totaled approximately $2.7 million, $1.3 million and $2.7 million for fiscal years 1996, 1995 and 1994, respectively. Estimated direct on-line diagnostic support and warranty costs are accrued at the time of product shipment.

ADVERTISING. Advertising costs are charged to operations when incurred. The company has not incurred any costs associated with direct-response advertising during fiscal years 1996, 1995 and 1994, and there were no capitalized advertising costs at September 28, 1996, September 30, 1995 and September 24, 1994. Advertising expenses for fiscal 1996, 1995, and 1994 were $12.6 million, $21.0 million, and $18.1 million, respectively.

RETIREMENT/POST-EMPLOYMENT BENEFITS. Net pension cost for the company's domestic defined benefit pension plan is funded as accrued, to the extent that current pension cost is deductible for U.S. Federal tax purposes and complied with the General Agreement on Tariff and Trade Bureau (GATT) additional minimum funding requirements for the plan year beginning October 1, 1995. The plan's transition surplus is amortized over 19 years. Net pension cost for the company's international defined benefit pension plans is generally funded as accrued. The net transition surplus or obligation for these plans is amortized over periods ranging from 15 to 20 years.

Net postretirement benefit costs for the company's domestic postretirement benefits plan are generally funded as accrued, to the extent that current cost is deductible for U.S. Federal tax purposes. The net transition obligation for the plan is amortized over 19 years.


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

EARNINGS PER SHARE. Primary net income (loss) per share is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents. Common stock equivalents represent the net additional shares resulting from the assumed exercise of options outstanding under the company's stock option plans, using the "treasury stock" method. Net income (loss) per share assuming full dilution is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents and assumed conversion of the company's 7 3/4% Convertible Subordinated Debentures, if dilutive. For fiscal 1996, 1995 and 1994, these debentures are anti-dilutive and have been excluded from the calculation.

OTHER RECENT PRONOUNCEMENTS. In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In October 1995, FASB issued SFAS 123, "Accounting for Stock-Based Compensation". In June 1996, FASB issued SFAS 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities". The company will implement SFAS 123 using the proforma disclosure method described in the pronouncement in fiscal 1997. SFAS 121 and 123 are effective for fiscal years beginning after December 15, 1995.
SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The company will implement these statements as required. The future adoption of SFAS 121 and 125 is not expected to have a material effect on the company's consolidated financial position or results of operations.

NOTE 3.  RESTRUCTURING


During fiscal years 1995 and 1994, the company recorded restructuring provisions of $43 million and $35 million, respectively. The amounts accrued and charged against the established provisions were as follows:



                                                                        CURRENT         CURRENT
                                                        BEGINNING       YEAR            YEAR           ENDING
IN MILLIONS                                             BALANCE         PROVISION       CHARGES        BALANCE
--------------------------------------------------------------------------------------------------------------

FISCAL 1996 ACTIVITY
Provision related to terminated employees ...........  $  12.4         $   --          $  (9.9)         $   2.5
Provisions for leases ...............................     17.4             --             (7.4)            10.0
Writedown of assets to be sold or discarded and
other ...............................................      7.1             --             (5.1)             2.0
                                                       -------         -------         --------         -------
   Total ............................................  $  36.9         $   --          $ (22.4)         $  14.5
                                                       -------         -------         --------         -------

FISCAL 1995 ACTIVITY
Provision related to terminated employees ...........  $  19.7         $  23.0         $ (30.3)         $  12.4
Provisions for leases ...............................     14.0            12.9            (9.5)            17.4
Writedown of assets to be sold or discarded and
other ...............................................      3.0             7.1            (3.0)             7.1
                                                       -------         -------         --------         -------
   Total ............................................  $  36.7         $  43.0         $ (42.8)         $  36.9
                                                       -------         -------         --------         -------


The 1995 restructuring charge included provisions for the termination of approximately 520 employees as part of the company's continuing cost reduction programs and realignment of the company's various sales, manufacturing, and administrative operations. The fiscal 1995 provision for leases was primarily for costs associated with vacated leased properties, mainly in Western Europe and Australia, as a result of the company's ongoing centralization and downsizing of its international operations. At September 28, 1996, the company substantially completed the employee terminations related to the 1995 restructuring charges. The remaining reserves at September 28, 1996 are for the remaining severance payments due to employees impacted by the restructuring actions. The charges and remaining reserves for leases are for various domestic branch sales offices and excess vacant rental properties, primarily located in Europe.

The 1994 restructuring charge included provisions for the termination of approximately 570 employees as part of the realignment of the company's worldwide sales and service organizations. At September 28, 1996, the company substantially completed the employee terminations related to the 1994 restructuring charges. The 1994 provision for leases relates primarily to the closure of various domestic branch sales offices and excess vacant properties, located primarily in the United Kingdom. The writedown of fixed assets was primarily associated with consolidating certain activities in the European marketplace. The fiscal 1993 restructuring actions were substantially concluded prior to fiscal 1995. All charges, excluding asset writedowns, are principally cash in nature. There have been no material changes in the company's previously announced restructuring actions or the estimates accrued at September 28, 1996.



NOTE 4.  CONSOLIDATED BALANCE SHEET DETAILS


                                                         SEPT. 28,     SEPT. 30,
IN THOUSANDS                                               1996          1995
--------------------------------------------------------------------------------
INVENTORIES:
Raw materials ....................................     $   4,560      $   9,173
Work in process ..................................        50,769         28,309
Finished systems .................................        43,710         51,199
Field engineering parts and components ...........        30,744         35,464
                                                       ---------      ---------
     Total inventories ...........................     $ 129,783      $ 124,145
                                                       ---------      ---------

PROPERTY, PLANT AND EQUIPMENT:
Land .............................................     $   2,997      $   3,433
Buildings and improvements .......................        78,493         84,416
Manufacturing and design equipment ...............        91,180         95,005
Data processing, office, and other equipment .....       374,962        356,563
Computer equipment spares ........................        91,340         95,583
                                                       ---------      ---------
     Total property, plant and equipment .........       638,972        635,000
Accumulated depreciation .........................      (471,300)      (460,086)
                                                       ---------      ---------
     Total property, plant and equipment, net ....     $ 167,672      $ 174,914
                                                       ---------      ---------

OTHER CURRENT LIABILITIES
Accrued employee compensation and benefits .......     $  77,223      $  68,247
Deferred revenues ................................        44,621         43,185
Accrued restructuring charges ....................        14,543         36,863
Other accrued expenses ...........................       104,309        102,165
Current portion of long-term debt ................         1,920          1,420
                                                       ---------      ---------
     Total other current liabilities .............     $ 242,616      $ 251,880
                                                       ---------      ---------


During the current fiscal year, the company sold two of the facilities that it had previously closed as a result of cost reduction programs. The company sold its Milford, Massachusetts, and the remaining portion of its Woodstock, Connecticut facilities for proceeds of $6.3 million and $.5 million, respectively.

During the current fiscal year, the company retired fully depreciated computer equipment spares with an original cost of $16.0 million.



NOTE 5.  NOTES PAYABLE

Notes payable at September 28, 1996 and September 30, 1995 consisted of borrowings by Data General France SAS of $2.0 million. The borrowings are unsecured, and involve no commitment fees or compensating balances. The interest rate on the borrowings is .5% per annum above the Paris Interbank Offered Rate (PIBOR), and was 4.4% and 6.9% at September 28, 1996 and September 30, 1995, respectively. The weighted average interest rate on outstanding funds was 5.5% and 7.1% during the years ended September 28, 1996 and September 30, 1995, respectively. The weighted average interest rate during the period is based on borrowings outstanding at the end of each of the company's twelve fiscal periods.

At September 28, 1996, the company has a $30 million unsecured letter of credit and reimbursement facility with a group of banks. This agreement is available to secure issuance of letters of credit. The facility contains certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends and the incurrence of other debt. The interest rate for borrowings under the current letter of credit facility is 2.0% per annum above a base rate. The base rate is equal to the greater of prime rate or the Federal Funds Effective Rate plus .5%. Commitment fees paid on available funds during fiscal year 1996 and 1995 were not material. There were $8.0 million of letters of credit secured by this facility at September 28, 1996. At September 30, 1995, there were $8.3 million of letters of credit secured by this letter of credit facility. The current facility has a duration of 364 days and expires on December 18, 1996. The company is currently in the process of negotiating amendments to this letter of credit facility which would extend its expiration date to December 17, 1997.



NOTE 6.  INCOME TAXES

Domestic and foreign income (loss) before taxes, and details of the income tax provision (benefit) are as follows:

                                              YEAR ENDED
                         -----------------------------------------------
                                  SEPT. 28,    SEPT. 30,  SEPT. 24,
IN THOUSANDS                         1996        1995       1994
------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES
     Domestic .................   $ 32,200    $(13,336)   $(54,201)
     Foreign ..................       (555)    (24,762)    (31,392)
                                  --------    --------    --------
                                  $ 31,645    $(38,098)   $(85,593)
                                  --------    --------    --------

INCOME TAX PROVISION (BENEFIT):
Current:
     Federal ..................   $    650    $  1,000    $     --
     Foreign ..................      1,076       1,175       1,896
     State ....................        800       2,000         700
                                  --------    --------    --------
          Total Current .......      2,526       4,175       2,596
                                  --------    --------    --------
Deferred:
     Federal ..................      1,350       2,500          --
     Foreign ..................       (376)      1,930        (496)
                                  --------    --------    --------
          Total Deferred ......        974       4,430        (496)
                                  --------    --------    --------
                                  $  3,500    $  8,605    $  2,100
                                  --------    --------    --------

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under SFAS 109, the benefit associated with future deductible temporary differences is recognized if it is more likely than not that a benefit will be realized. Based on the weight of available evidence, the company has recorded a valuation allowance that offsets substantially all net deferred tax assets as of the end of each related year. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. The company will assess the need for the valuation allowance at each balance sheet date based on all available evidence. Principal components of the deferred tax assets and liabilities included on the balance sheet at September 28, 1996 and September 30, 1995 were as follows:


                                                           YEAR ENDED
                                                   ------------------------
                                                     SEPT. 28,    SEPT. 30,
IN THOUSANDS                                            1996         1995
---------------------------------------------------------------------------
DEFERRED TAX ASSETS
Inventory .......................................   $   9,040    $   8,428
Operating expenses ..............................      58,563       44,922
Intercompany profit in inventory and fixed assets       5,693        6,666
Depreciation ....................................       4,597        8,922
Restructuring ...................................       5,817       15,129
Stock option plans ..............................       5,527        5,425
Interest on convertible debentures ..............       1,292        1,292
Net operating losses ............................     122,684      119,579
Tax credits .....................................      11,796        9,765
                                                    ---------    ---------
     Gross deferred tax assets ..................     225,009      220,128
Less: Valuation allowances ......................     204,017      201,255
                                                    ---------    ---------
     Total deferred tax assets ..................      20,992       18,873
                                                    ---------    ---------

DEFERRED TAX LIABILITIES
Capitalized software development costs ..........     (24,280)     (18,437)
Other ...........................................      (1,854)      (4,604)
                                                    ---------    ---------
     Total deferred tax liabilities .............     (26,134)     (23,041)
                                                    ---------    ---------
     Net deferred tax liabilities ...............   $  (5,142)   $  (4,168)
                                                    ---------    ---------



Reconciliation of the U.S. Federal statutory rate to the company's effective tax rate is as follows:


                                                   YEAR ENDED
                                        ------------------------------------
                                          SEPT. 28, SEPT. 30, SEPT. 24,
                                              1996     1995      1994
----------------------------------------------------------------------------
U.S. Federal statutory rate .............     35.0%   (35.0)%  (35.0)%
State income taxes ......................      2.5      5.2       .8
Net domestic and foreign
     losses without tax benefits ........     15.9     51.0     38.2
Net operating loss carryforwards utilized    (43.0)    (5.7)    (2.2)
Foreign income taxed at different rates .     (1.5)     4.4      0.1
Alternative minimum tax .................      2.1      2.6       --
Other ...................................      0.1      0.1      0.6
                                              ----     ----     ----
Effective tax rate ......................     11.1%    22.6%     2.5%
                                              ----     ----     ----

The company has U.S. Federal and foreign operating loss carryforwards of approximately $332 million and tax credit carryforwards of approximately $12 million. The operating loss carryforwards expire in the years 1997 through 2010. The tax credit carryforwards expire in the years 2000 through 2004.

Provision has not been made for U.S. or additional foreign taxes on approximately $82 million of undistributed earnings of foreign subsidiaries, as those earnings are considered to be permanently reinvested. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the company's U.S. tax liability, if any. The amount of withholding tax that would be payable upon remittance of the entire amount of undistributed earnings would approximate $.9 million.



NOTE 7.  LONG-TERM DEBT



                                                      SEPT. 28,     SEPT. 30,
IN THOUSANDS                                             1996         1995
-----------------------------------------------------------------------------
7 3/4% Convertible Subordinated Debentures due 2001   $ 125,000    $ 125,000
8 3/8% Sinking Fund Debentures due 2002 ...........      26,891       29,877
                                                      ---------    ---------
                                                        151,891      154,877
Less: current portion .............................      (1,920)      (1,420)
                                                      ---------    ---------
                                                      $ 149,971    $ 153,457
                                                      ---------    ---------



Maturities and sinking fund requirements for the next five fiscal years are as follows: 1997 -- $1,920; 1998 -- $3,500; 1999 -- $3,500; 2000 -- $3,500; 2001 --
$128,500.

The 7 3/4% Convertible Subordinated Debentures are convertible at the option of the holder, at any time prior to redemption or repurchase, into shares of Common Stock of the company at a conversion price of $19.20 per share, subject to adjustment for certain events. The debentures are subordinated to all Senior Indebtedness (as defined in the indenture under which the debentures were issued). At the option of the company, the debentures may be redeemed at any time after June 1, 1994 at decreasing redemption prices, and may be redeemed at the option of the holder if there is a Fundamental Change (as defined in the indenture) in the company's operations. The indenture does not contain any financial covenants or any restrictions on the payment of dividends or the repurchase of the company's securities. Deferred debt issuance costs at September 28, 1996 of $1.9 million are being amortized to interest expense over the life of the debentures.

The 8 3/8% Sinking Fund Debentures are subject to mandatory sinking fund payments which provide for annual principal retirements of $3.5 million through 2001. The company has the option, under certain conditions, to increase the sinking fund payments or to redeem the debentures prior to maturity. Through fiscal 1996, the company reacquired a total of $33.1 million principal amount of debentures. Of all acquired debentures, $31.5 million principal amount was used to satisfy sinking fund requirements through fiscal 1996. Subsequent to September 28, 1996, the company reacquired an additional $3.9 million principal amount of the debentures. The remainder of all acquired debentures may be used to satisfy future sinking fund requirements. The debentures are subject to covenants which include certain limitations on the incurrence of additional debt, and the payment of dividends.



NOTE 8.  FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES

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

Fair values for cash and temporary cash investments, marketable debt securities, accounts receivable, notes payable, accounts payable, and accrued expenses approximate carrying value at September 28, 1996 and September 30, 1995, due to the relatively short maturity of these financial instruments. In fiscal year 1996, an equity security held by the company as an investment and previously accounted for under the cost method began trading on a public stock exchange and is classified as available-for-sale. The fair value of this marketable equity security at September 28, 1996 totaled $10.9 million. The fair value of investments and notes receivable, included in other assets, was $2.2 million and $4.6 million at September 28, 1996 and September 30, 1995, respectively, which is equal to their carrying values in both years. The fair value of long-term debt, including debt due within one year, at September 28, 1996 and September 30, 1995 was $151.1 million and $142.9 million, respectively, compared to carrying values of $151.9 million and $154.9 million, respectively.

The company enters into various forward contracts to limit its exposure to fluctuations in foreign currency exchange rates. As of September 28, 1996, in connection with the company's foreign exchange hedging programs, the company had entered into forward exchange contracts to purchase $67.5 million and to sell $117.4 million in various foreign currencies. The company's exposure to credit risk is believed to be minimal since the counterparties are major financial institutions. The market risk exposure is limited to risk related to currency rate movements. As substantially all of these contracts were entered into shortly before year end, the fair value of outstanding contracts at September 28, 1996, not material in amount, approximates the original value of the forward contracts. Between the end of this fiscal year and October 1, 1996, forward exchange contracts to purchase $63 million and to sell $69.7 million in various foreign currencies matured and were settled. The remaining contracts mature at various dates through January 28, 1997.

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

In the normal course of business, the company enters into certain sales-type lease arrangements with customers. These leases are generally sold to third party financing institutions. A portion of these arrangements contain certain recourse provisions under which the company remains liable. The company's maximum exposure under the recourse provisions was approximately $13.7 million, net of related reserves. A portion of this contingent obligation is collateralized by security interests in the related equipment. The fair value of the recourse obligation at September 28, 1996 was not determinable as no market exists for these obligations.

LEASE COMMITMENTS. Lease agreements are primarily for sales and service offices and the company's corporate headquarters. The leases expire at various dates through 2014 and some contain options for renewal. Rental expense, including amounts charged against previously established restructuring reserves for vacant and sublet properties, was $32.2 million, $32.3 million, and $32.5 million for fiscal years 1996, 1995 and 1994, respectively.

Future minimum rental payments under existing non-cancelable operating leases as of September 28, 1996 are as follows:

FISCAL YEAR               IN  MILLIONS
--------------------------------------
1997 ....................    28.8
1998 ....................    21.4
1999 ....................    16.1
2000 ....................    13.9
2001 ....................    12.2
Subsequent to 2001 ......    44.4
                           ------
                         $  136.8
                           ------

A majority of the leases contain escalation clauses which provide for increases in base rentals to recover increases in future operating costs. The future minimum rental payments shown above include base rentals, exclusive of any future escalation. Approximately $49 million, prior to amounts expected to be recovered through subleases, of the future minimum rental payments shown above relate to facilities which have been closed or are expected to be closed as the result of the company's restructuring and cost reduction program. A portion of the future rental obligations for these facilities, net of amounts expected to be recovered through existing and future subleases, has been accrued as part of the restructuring charges.

LITIGATION. In fiscal 1995, the company settled with Northrop Grumman Corporation its six-year copyright infringement and trade secrets litigation against Grumman Support Systems Corporation ("Grumman"). Under the terms of this settlement, Grumman paid the company $53 million and the parties have dismissed all pending litigation. The company recognized a pre-tax gain, net of related legal fees and other expenses, of $44.5 million resulting from the settlement, which is included in other income, net, in the Consolidated Statement of Operations.

In November 1994, the company commenced an action against IBM Corporation in the United States District Court for the District of Massachusetts, in Worcester, Massachusetts claiming several IBM products including the AS/400 mid-range systems and System/390 mainframe line, infringe various company patents. The suit seeks, among other relief, compensatory damages. In January 1995, IBM answered the complaint, denied the company's infringement claims and counterclaimed against the company, alleging that the company's AViiON and CLARiiON products infringed various IBM patents. This action is in the discovery stage.

In May 1996, the company commenced an additional action against IBM in the United States District Court for the District of Massachusetts, in Worcester, Massachusetts, in which the company claims that several IBM products, including IBM's current AS/400 RISC-based computer product line, infringe up to five company patents. (Four of the five patents involved in this action are also involved in the proceedings initiated by the company against IBM in November 1994, described in the previous paragraph.) The suit seeks, among other relief, injunctive and compensatory damages.

Although the company believes its claims are valid, it cannot predict the outcome of the litigation. In the opinion of management, based on preliminary evaluation of the IBM patents covered in the counterclaim, and subject to the risks of litigation, the counterclaims are without merit, the company will prevail thereon and the counterclaims will not have a material adverse impact on the results of operations or the financial position of the company.

The company and certain of its subsidiaries are involved in various other patent infringement, contractual, and proprietary rights suits. In the opinion of management, the conclusion of these suits will not have a material adverse effect on the financial position or results of operations and cash flows of the company and its subsidiaries.

NOTE 9.  STOCKHOLDERS' EQUITY

The company has 100,000,000 authorized shares of common stock. As of September 28, 1996, 39,821,000 shares of common stock have been issued, of which 220,000 shares with a cost of $6.5 million are held by the company as treasury shares. During fiscal 1996, 1,668,000 additional shares were issued. As of September 30, 1995, 38,153,000 shares of common stock had been issued, of which 220,000 shares with a cost of $6.5 million were held by the company as treasury shares.

The company has 1,000,000 authorized shares of $.01 par value preferred stock. The company's Board of Directors (the "Board") is authorized to issue shares of preferred stock in such series and with such terms and conditions as the Board may determine. In connection with the adoption of the company's Stockholder Rights Plan (see below), 400,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock. No shares of preferred stock have been issued as of September 28, 1996.

Under the Stockholder Rights Plan adopted in 1986, as amended, a dividend of Stock Purchase Rights (the "Rights") was paid. The Rights enable common stockholders to purchase from the company shares of Series A Junior Participating Preferred Stock under certain circumstances following the acquisition of, or attempt to acquire, 20% or more of the company's common stock or a determination that an "adverse person" has purchased 15% or more of the common stock. The Rights also entitle common stockholders to purchase shares of the company's or an acquirer's common stock at one-half of market value under circumstances which include certain transactions by or with a potential acquirer, including "adverse persons", and mergers and certain asset sales. The Rights may be redeemed by the company under certain circumstances.



NOTE 10.  STOCK PLANS

EMPLOYEE QUALIFIED STOCK PURCHASE PLAN. This plan covers substantially all employees and authorizes the issuance of a maximum of 8,600,000 shares of common stock upon exercise of nontransferable options granted semiannually. The options are exercisable six months after grant, at the lower of 85% of market value at the beginning or end of the six-month period, through accumulation of payroll deductions of up to 10% of each participating employee's regular base pay at the beginning of each period. During fiscal 1996, options were exercised to purchase 706,000 shares at an average price of $7.89 per share. Unissued shares of common stock reserved for future issuance under this plan were 359,000 shares at September 28, 1996 and 1,065,000 shares at September 30, 1995.

EMPLOYEE STOCK OPTION PLAN. This plan authorizes the grant of either incentive stock options or non-qualified stock options to key employees, including officers and directors, to purchase up to 7,000,000 shares of common stock. For incentive options, the purchase price is equal to the fair market value on the date of grant. For non-qualified options the purchase price is determined by the Employee Stock Option Plan Committee within limits as set forth in the plan. Options granted under the plan generally are immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the company at their original purchase price. The periods over which restrictions lapse are determined by the Employee Stock Option Plan Committee. Options may expire up to ten years after date of grant. During fiscal 1995, 3,000,000 additional shares of common stock were authorized for issuance under the plan and the termination date of the plan was extended to November 2, 2004. Effective fiscal 1995, the Employee Stock Option Plan Committee has discretion to designate options as transferable.

Additional information concerning activity during fiscal 1996 is as follows:


                                             SHARES
                                        RESERVED FOR       OPTIONS      AVERAGE
                                       FUTURE GRANTS   OUTSTANDING        PRICE
                                             (000's)       (000's)   PER SHARES
--------------------------------------------------------------------------------
September 30, 1995 ..................         2,540        3,212       $   6.38
     Options granted ................          (413)         413       $   7.02
     Options exercised ..............            --         (287)      $   4.85
     Option canceled ................           180         (180)      $   6.45
                                              -----        ------
September 28, 1996 ..................         2,307        3,158       $   6.61
                                              -----        ------




RESTRICTED STOCK OPTION PLAN. This plan authorizes the grant of options to key employees, including officers, directors, and consultants, to purchase up to 11,000,000 shares of the company's common stock. Option prices are determined by the Restricted Stock Option Plan Committee within limits as set forth in the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the company at their original purchase price. The periods over which restrictions lapse are determined by the Restricted Stock Option Plan Committee. Employees may use previously acquired shares of the company's common stock to pay the exercise price of shares purchased.

Additional information concerning activity during fiscal 1996 is as follows:


                                             SHARES
                                        RESERVED FOR      OPTIONS       AVERAGE
                                       FUTURE GRANTS  OUTSTANDING         PRICE
                                             (000's)      (000's)    PER SHARES
--------------------------------------------------------------------------------
September 30, 1995 ..................           311         2,230      $   4.22
     Options granted ................          (211)          211      $   5.27
     Options exercised ..............            --          (671)     $   4.00
     Option canceled ................           118          (118)     $   4.37
                                                ---         ------
September 28, 1996 ..................           218         1,652      $   4.49
                                                ---         ------



NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. This plan authorizes the grant of an option to purchase 4,000 shares of common stock to each non-employee director on the date of the director's annual election(s) to the Board of Directors. The exercise price of options granted is 100% of the closing price per share of common stock on the date of grant. An aggregate of 150,000 shares of common stock may be issued under the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant. During fiscal 1996, 24,000 options were granted at an average price of $15.75 per share. At September 28, 1996, options to purchase 64,000 shares at an average price of $11.17 per share were outstanding and 86,000 shares were reserved for future grants.

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK OPTION PLAN. This plan authorized the grant of an option to purchase 4,000 shares of common stock to each non-employee director upon his initial election to the Board of Directors. The exercise price of options granted is the lesser of 50% of the book value per share of common stock at the end of the fiscal year preceding the date of grant or 25% of the fair market value per share on the date of grant. An aggregate of 32,000 shares of common stock may be issued under the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant. During fiscal 1996, options were exercised to purchase 4,000 shares at an average price of $10.50 per share. At September 28, 1996, options to purchase 10,000 shares at an average purchase price of $2.66 per share were outstanding. This plan terminated on December 31, 1994. Outstanding options can be exercised until their expiration date. No new options can be issued.

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



NOTE 11. BENEFIT PLANS The company has a noncontributory defined benefit pension plan which covers substantially all U.S. employees. The company also has a supplemental retirement benefit plan, which covers certain U.S. employees. Benefits under the plans are based on an employee's regular base pay and creditable years of service, as defined in the plans. Certain of the company's foreign subsidiaries also have retirement plans covering substantially all of their employees. Benefits under these plans are generally based on either career average or final average salaries and creditable years of service, as defined in the plans. The annual cost for these plans is determined using the projected unit credit actuarial cost method which includes significant actuarial assumptions and estimates which are subject to change in the near term. Prior service cost is amortized over the average remaining service period of employees expected to receive benefits under the plan. Funds contributed to the plans are invested primarily in common stocks, mutual funds, global bond funds and cash equivalent securities.

The components of net pension expense are as follows:


                                                          YEAR ENDED
                                              ----------------------------------
                                               SEPT. 28,   SEPT. 30,   SEPT. 24,
IN THOUSANDS                                      1996        1995        1994
--------------------------------------------------------------------------------
Service cost ...............................   $  7,468    $  7,806    $  8,608
Interest on projected benefit obligation ...     12,736      11,504      10,506
Actual return on plan assets ...............    (14,362)    (17,460)     (3,286)
Deferral of net actuarial gains (losses) and
     amortization of transition surplus and
     prior service cost ....................      2,283       7,850      (6,083)
Curtailment loss, net of settlement gain ...        (50)        817         533
                                               --------    --------    --------
Net pension expense ........................   $  8,075    $ 10,517    $ 10,278
                                               --------    --------    --------




The funded status of the plans is as follows:


                                                                    SEPT. 28,     SEPT. 30,
IN THOUSANDS                                                           1996         1995
-------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
     Vested benefit obligation ..................................   $ 150,779     $ 134,251
                                                                    ---------     ---------
     Accumulated benefit obligation .............................   $ 158,683     $ 141,950
                                                                    ---------     ---------
     Projected benefit obligation ...............................   $ 178,353     $ 157,666
Market value of plan assets .....................................     150,096       125,257
                                                                    ---------     ---------
Excess of projected benefit obligation over plan assets .........      28,257        32,409
Unrecognized actuarial gain .....................................       5,871         7,769
Unrecognized prior service cost .................................     (17,995)      (18,166)
Unrecognized transition surplus, net ............................       7,062         7,893
                                                                    ---------     ---------
Net pension liability included in current and other liabilities .   $  23,195     $  29,905
                                                                    ---------     ---------

ASSUMPTIONS USED IN COMPUTING THE FUNDED
STATUS OF THE PLANS:
     Weighted average discount rate .............................        8.00%         8.00%
     Expected long-term weighted average rate of return of assets        9.65%         9.57%
     Weighted average rate of increase in compensation levels ...        4.31%         4.34%


As a result of the company's restructuring and cost containment programs, pension curtailment losses of $.9 million and $.7 million were recognized in fiscal 1995 and 1994, respectively. These amounts were previously reserved as part of the fiscal 1994 and 1993 restructuring charges.

The company also has foreign defined contribution pension plans. Total pension cost charged to expense for these plans was $1.6 million in fiscal 1996, $1.7 million in fiscal 1995, and $1.5 million in fiscal 1994.

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

The components of net periodic postretirement benefit cost are as follows:



                                                       YEAR ENDED
                                             -----------------------------------
                                              SEPT. 28,  SEPT. 30,  SEPT. 24,
IN THOUSANDS                                     1996       1995       1994
--------------------------------------------------------------------------------
Service cost ..............................   $   293    $   308    $   345
Interest on projected benefit obligation ..       655        657        676
Actual return on plan assets ..............       (56)      (150)      (339)
Deferral of net actuarial gains and
     amortization of transition surplus and
     prior service cost ...................       282        344        482
                                              -------    -------    -------
Net pension expense .......................   $ 1,174    $ 1,159    $ 1,164
                                              -------    -------    -------



The funded status of the plans is as follows:



IN THOUSANDS                                                       SEPT. 28,   SEPT. 30,
                                                                      1996       1995
------------ ----------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
     Retirees ...................................................   $ 3,989     $ 3,995
     Fully eligible active plan participants ....................     1,088       1,031
     Other active plan participants .............................     3,683       3,490
                                                                    -------     -------
Total accumulated postretirement benefit obligation .............     8,760       8,516
Market value of plan assets .....................................        66         389
                                                                    -------     -------
Excess of accumulated postretirement benefit obligation
     over plan assets ...........................................     8,694       8,127
Unrecognized transition obligation ..............................    (2,468)     (2,645)
Unrecognized prior service cost .................................      (791)       (862)
Unrecognized actuarial gain .....................................     1,118         924
                                                                    -------     -------
Net postretirement benefit liability included
     in current and other liabilities ...........................   $ 6,553     $ 5,544
                                                                    -------     -------

ASSUMPTIONS USED IN COMPUTING THE FUNDED
STATUS OF THE PLANS:
     Weighted average discount rate .............................      8.00%       8.00%
     Expected long-term weighted average rate of return of assets     10.00%      10.00%



For participants who receive full retiree medical benefits, the medical premium rates were assumed to increase at 7% for fiscal 1996 and thereafter. A 1% increase in the medical trend rate would not have a significant impact on the accumulated postretirement benefit obligation as of October 1, 1996.

NOTE 12.  GEOGRAPHIC SEGMENT DATA


The company's operations involve a single industry segment -- the design, manufacture, sale and support of multi-user computer systems, servers, and mass storage devices.

Financial information, summarized by geographic area, is presented below.


                                                                                    OTHER
IN THOUSANDS                                  UNITED STATES        EUROPE   INTERNATIONAL   ELIMINATIONS   CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 28, 1996
Total revenues:
     Unaffiliated customers .................   $   941,916    $   263,461    $   116,873                   $ 1,322,250
     Interarea transfers ....................       120,810             --         26,497    $  (147,307)            --
                                                -----------    -----------    -----------    -----------    -----------
          Total .............................   $ 1,062,726    $   263,461    $   143,370    $  (147,307)   $ 1,322,250
                                                -----------    -----------    -----------    -----------    -----------
Income (loss) from operations ...............   $    42,277    $     3,054    $    (9,613)   $     1,559    $    37,277
                                                -----------    -----------    -----------    -----------    -----------
Identifiable assets .........................   $   562,845    $   177,903    $    88,614    $  (106,897)   $   722,465
                                                -----------    -----------    -----------    -----------
Corporate assets ............................                                                                   137,978
                                                                                                            -----------
          Total assets ......................                                                               $   860,443
                                                                                                            -----------

YEAR ENDED SEPTEMBER 30, 1995
Total revenues:
     Unaffiliated customers .................   $   744,762    $   295,357    $   119,197                   $ 1,159,316
     Interarea transfers ....................       117,811             --         20,416    $  (138,227)            --
                                                -----------    -----------    -----------    -----------    -----------
          Total .............................   $   862,573    $   295,357    $   139,613    $  (138,227)   $ 1,159,316
                                                -----------    -----------    -----------    -----------    -----------
Restructuring charge ........................   $    19,168    $    18,901    $     4,931                   $    43,000
                                                -----------    -----------    -----------                   -----------
Income (loss) from operations ...............   $   (51,686)   $   (15,108)   $   (16,050)   $     6,890    $   (75,954)
                                                -----------    -----------    -----------    -----------    -----------
Identifiable assets .........................   $   548,503    $   193,971    $    87,746    $  (104,248)   $   725,972
                                                -----------    -----------    -----------    -----------
Corporate assets ............................                                                                   106,046
                                                                                                            -----------
          Total assets ......................                                                               $   832,018
                                                                                                            -----------

YEAR ENDED SEPTEMBER 24, 1994
Total revenues:
     Unaffiliated customers .................   $   691,516    $   303,754    $   125,235                   $ 1,120,505
     Interarea transfers ....................       149,008             --         18,084    $  (167,092)            --
                                                -----------    -----------    -----------    -----------    -----------
          Total .............................   $   840,524    $   303,754    $   143,319    $  (167,092)   $ 1,120,505
                                                -----------    -----------    -----------    -----------    -----------
Restructuring charge ........................   $    20,800    $    12,000    $     2,200                   $    35,000
                                                -----------    -----------    -----------                   -----------
Income (loss) from operations ...............   $   (48,555)   $   (18,282)   $   (16,951)   $     4,010    $   (79,778)
                                                -----------    -----------    -----------    -----------    -----------
Identifiable assets .........................   $   559,893    $   239,669    $   101,110    $  (179,389)   $   721,283
                                                -----------    -----------    -----------    -----------
Corporate assets ............................                                                                   100,581
                                                                                                            -----------
          Total assets ......................                                                               $   821,864
                                                                                                            -----------


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

Total liabilities of international subsidiaries, before intercompany eliminations, were $223.1 million at September 28, 1996 and $237.4 million at September 30, 1995. Cumulative retained earnings of international subsidiaries were $74.6 million at September 28, 1996 and $84.4 million at September 30, 1995.

REPORT OF INDEPENDENT ACCOUNTANTS
DATA GENERAL CORPORATION



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF DATA GENERAL CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of Data General Corporation and its subsidiaries at September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Boston, Massachusetts
October 30, 1996




SUPPLEMENTAL FINANCIAL INFORMATION
DATA GENERAL CORPORATION


QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                          FIRST      SECOND      THIRD        FOURTH
IN MILLIONS, EXCEPT PER SHARE AMOUNTS                   QUARTER     QUARTER    QUARTER       QUARTER   FISCAL YEAR
-------------------------------------------------------------------------------------------------------------------
FISCAL 1996:
Total revenues ....................................   $   327.6    $   335.2  $   323.2     $   336.3  $  1,322.3
Total cost of revenues ............................       221.7        224.2      211.2         220.6       877.7
Net Income ........................................         4.7          6.3        7.2           9.9        28.1
Net income per share ..............................   $    0.12    $    0.15  $    0.17     $    0.24  $     0.68
Net income per share assuming full dilution .......   $    0.12    $    0.15  $    0.17     $    0.24  $     0.68

FISCAL 1995:
Total revenues ....................................   $   282.2    $   283.8  $   280.5     $   312.8  $  1,159.3
Total cost of revenues ............................       183.9        186.7      190.7         210.7       772.0
Net Income (loss) .................................        24.2(a)     (11.1)     (61.3)(b)       1.5       (46.7)
Net income (loss) per share .......................   $    0.63    $   (0.30) $   (1.65)    $    0.04  $    (1.23)
Net income (loss)  per share assuming full dilution   $    0.59    $   (0.30) $   (1.65)    $    0.04  $    (1.23)


(a) Includes $44.5 million gain resulting from the settlement of litigation with Northrop Grumman Corporation (see Note 8 of Notes to Consolidated Financial Statements).

 (b) Includes $43.0 million provision in fiscal year 1995 for estimated expenses resulting from corporate-wide restructuring and cost reduction programs (see
Note 3 of Notes to Consolidated Financial Statements).

STOCK PRICE RANGE

The principal United States market on which the company's stock is traded is the New York Stock Exchange. The following are the high and low sales prices for the last two fiscal years.


                                   FISCAL 1996                 FISCAL 1995
                             ----------------------    ----------------------
                                   HIGH         LOW          HIGH         LOW
-----------------------------------------------------------------------------
First quarter ...............     14 3/4        9 1/4       11 1/2       9 1/8
Second quarter ..............     19 1/8       11 3/4       10 7/8       7 1/8
Third quarter ...............     17 1/8       12 1/4       10 1/8       7
Fourth quarter ..............     14            9 1/4       10 5/8       8 1/4

FACILITIES
DATA GENERAL CORPORATION

Data General does business in more than 70 countries through direct sales, subsidiaries, distributors and representatives. The company has 32 subsidiaries and approximately 250 sales and service offices. Major administrative, development, manufacturing and support facilities, and subsidiaries' headquarters locations are listed below.


FACILITY LOCATION
(Approximate Square Feet)

Westboro, Massachusetts        corporate headquarters; administration;
(512,000/Leased)               product development; special systems


Southboro, Massachusetts       manufacturing service division; software
(545,000)*                     reproduction; distribution center; equipment
                               refurbishment; major unit repair; custom product manufacturing; field engineering services and logistics

Apex, North Carolina           assembly, test and systems integration facility
(300,000)

Research Triangle Park,        advanced systems research and development
North Carolina
(174,000)

Norcross, Georgia              customer support center
(105,000/Leased)

Mississauga, Ontario           sales; field engineering; administration
Canada
(32,000/Leased)

Etobicoke, Ontario, Canada     product repair center
(18,000/Leased)

Chihuahua, Mexico              product repair center
(67,000/Leased)

Schwalbach, Germany            sales; customer education; services
(71,600/Leased)

Brentford, England             sales; services; administration;
(120,000/Leased)**             customer education

Manila, Philippines            power supply and transformer manufacturing;
(68,000)                       communications products assembly and test

Melbourne, Australia           product repair center; logistics and
(31,000/Leased)                equipment refurbishment

  * Includes 50,000 square-feet of space leased to a third party, and 200,000 square feet available for lease.
 ** Includes 30,000 square-feet of sub-leased space.


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

LATIN AMERICA
Argentina                       Buenos Aires
Brazil                          Rio de Janeiro
Chile                           Santiago
Mexico                          Monterrey
Peru                            Lima
Puerto Rico                     San Juan
Venezuela                       Caracas

OFFICERS, DIRECTORS AND SENIOR MANAGEMENT
DATA GENERAL CORPORATION


Frederick R. Adler            Director, Chairman of the Executive Committee;
                              Retired Senior Partner, Fulbright & Jaworski
                              L.L.P. Attorneys at Law, New York, New York

Ethan Allen Jr.               Vice President, Customer Services

Stephen P. Baxter             Vice President, Europe

Ferdinand Colloredo-Mansfeld  Director; Chairman of the Board, Cabot Partners
                              Limited Partnership, Boston, Massachusetts

William J. Cunningham*        Senior Vice President, Manufacturing and Corporate
                              Quality

Arthur W. DeMelle*            Senior Vice President; Chief Financial Officer

David J. Ellenberger*         Vice President, Corporate Marketing

Jacob Frank                   Vice President and General Counsel

John J. Gavin Jr.*            Vice President; Controller

Angelo Guadagno               Vice President, Worldwide Channel Sales

Larry D. Hemmerich            Vice President, CLARiiON Business Unit

Carl E. Kaplan                Secretary; Senior Partner, Fulbright & Jaworski
                              L.L.P. Attorneys at Law, New York, New York

Robert C. McBride             Vice President; Treasurer

John G. McElwee               Director; Retired Chairman, John Hancock Mutual
                              Life Insurance Company, Boston, Massachusetts

Anthony C. Nicoletti          Vice President, Asia/Pacific

Edward F. Pensel              Vice President, Manufacturing Operations

James J. Ryan                 Vice President, Information Management Group

Joel Schwartz*                Senior Vice President, Worldwide Sales and
                              Marketing

Ronald L. Skates              President and Chief Executive Officer; Director

W. Nicholas Thorndike         Director; Corporate Director and Trustee

Donald H. Trautlein           Director; Retired Chairman, Bethlehem Steel
                              Corporation, Bethlehem, Pennsylvania

Richard L. Tucker             Director; Managing Director, Trinity Investment
                              Management Corporation, Boston, Massachusetts

J. Thomas West                Senior Vice President, Advanced Development; THiiN
                              Line Business Unit

William L. Wilson*            Senior Vice President, Services and Strategic
                              Business Opportunities


*  Elected during 1996


DIVISION VICE PRESIDENTS

Dennis R. Balch               Software Development

Anthony P. DiBona             U.S. Sales - Eastern Operations

Michael A. Feldstein**        CLARiiON Product Development and Operations

Jonathan W. Lane              Human Resources

Raymond J. Massey             U.S. Sales - Western Operations

Michael I. Schneider          Special Systems

Robert Van Steenberg          AViiON Systems Development

Michael S. Worhach**          Worldwide Healthcare Division

William L. Zastrow            Imaging Business Unit


VICE PRESIDENTS

John T. Anderson              U.S. Channel Sales

Ronald A. Edlin               Professional Services

Philip Gerskovich**           NUMALiiNE Business Unit

K. Todd Gresham**             CLARiiON Sales

Fidelma Hayes-Russo**         NUMALiiNE Systems Development

Robert C. Mara                Personal Computer Business Unit

Linda Mentzer**               AViiON Product Management

Michael P. Parise**           Strategic Integrator Alliances

Thomas P. Rizk                Customer Support

Daniel Sapir                  Strategic Alliances

Kenneth D. Sills**            CLARiiON Support and Services

Paul M. Suffredini**          CLARiiON Business Development

Suzanne G. Sweeney            Enterprise Applications


** Appointed during 1996

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

TRADING SYMBOL                DGN

ANNUAL MEETING                The Annual Meeting of Stockholders will be held
                              at 11:00 a.m., Wednesday, January 29, 1997 in the
                              Enterprise Room, State Street Bank Building,
                              225 Franklin Street, Boston, Mass.


NUMBER OF STOCKHOLDERS        As of September 28, 1996 there were approximately
                              11,300 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

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

                              Investors may also choose to:
                              Request information using e-mail to
                              AViiON@dg.com
                              Dial our FAX-back system at 1-800-99-DGFAX
                              (North America only) and press 411 to receive a faxed menu of publications
                              Call Data General Corporation at 1-800-DATAGEN




--------------------------------------------------------------------------------
This report contains forward-looking statements under the captions "To Our Stockholders, Customers and Employees" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which reflect Management's current views of future events and financial performance. These forward-looking statements involve risks and uncertainties, and are based upon many assumptions and factors, including the effects of period-to-period fluctuations, OEM inventory positions and new product development and marketing. Many of these factors are discussed in the company's Securities and Exchange Commission filings, including its annual report on Form 10-K for the year ended September 28, 1996. Any changes in such assumptions or factors could produce significantly different results.
--------------------------------------------------------------------------------


                                  Data General
               An Equal Opportunity / Affirmative Action Employer
                   Making a Commitment to Workforce Diversity

AViiON, AV/Image, CLARiiON, DG/UX, and ECLIPSE are registered trademarks; DataGenie, NUMALiiNE, and THiiN Line are trademarks; and VALiiANT is a service mark of Data General Corporation. Intel, the Intel Inside logo, Pentium, and Pentium Pro are registered trademarks of Intel Corporation. All other brand and product names are trademarks or registered trademarks of their respective holders.

The materials contained herein are summary in nature, subject to change, and intended for general information only. Details and specifications regarding Data General equipment and software are included in the applicable technical manuals, available from local sales representatives.