Form 10-K, Exhibit 13
period 1997-09-27
DATA GENERAL CORP
filed 1997-12-17
CIK 26999

EXHIBIT 13

                            Data General Corporation
                               1997 Annual Report

              Servers       Storage       Services       Growth
                                   www.dg.com
                                www.clariion.com
                                 www.thiin.com

Data General was built on technology leadership and innovation. Our objective is to be a worldwide leader in open server and storage products. We deliver computing solutions through multiple distribution channels and strategic alliances. We provide superior customer service and support. Since our founding in 1968, we have installed more than 500,000 servers and storage systems worldwide.

                             Positioned for Growth
                             ---------------------

Highlights of the past year:

     o Achieved revenues of $1.53 billion, highest annual revenues in our 29-year history

     o Achieved record quarterly revenues in each of the last three quarters of fiscal 1997

     o Extended  profit trend to nine  consecutive  quarters

     o Completed the sale of $212,750,000 of 6 percent convertible subordinate notes

     o Completed the redemption of $125,000,000 of 7 3/4 percent convertible subordinated notes

     o Introduced AViiON(R) NT Cluster-in-a-Box(TM)--the first Microsoft Windows
 NT  Server  clustering   solution  in  a  pre-installed,   pre-tested,   single
 rack-mounted system

     o Introduced high-end AViiON AV 20000 servers based on the ccNUMA (cache coherent Non-Uniform Memory Access) architecture

     o Achieved  record-breaking  benchmarks with AViiON servers

     o Introduced the CLARiiON (R) TeleStor(TM) disk array, which offers a complete storage solution for the telecommunications industry

     o Announced a revolutionary  family of CLARiiON fibre storage products

     o Introduced the THiiN(TM) Line SiteStak(TM) web host, the first in a family of single-purpose, specialized Internet appliances designed to bring economy, simplicity, and utility to web publishing and administration



     Open  Systems  Revenue  Trend  ($M):

     Open systems revenues from AViiON servers, CLARiiON storage, PCs, and Services have grown at a compound growth rate of 33 percent, and now represent 93 percent of total revenues.

To Our Stockholders, Customers, And Employees:
Fiscal 1997 was a good year for Data General by many measures. It marked the company's second consecutive year of increased profits and revenue growth. Record revenue levels were reached. Product revenues increased 24 percent and total revenues increased 16 percent over fiscal 1996. We also established market share leadership in segments of the fast-growing Microsoft Windows NT Server market, and continued our leadership in the OEM segment of the disk storage market.

Data General has followed a focused strategy of providing a scalable family of servers and storage products which meets our customers' needs for high availability, data integrity, and high performance, while adding value through superior customer services. To ensure our ability to deliver high-end solutions which meet emerging standards, we built and strengthened relationships with industry leaders, including Intel, Microsoft, and Oracle. Implementing this strategy over several years has enabled Data General to grow revenues, build profitability, and establish a strong presence in the server and storage markets According to the most recent International Data Corporation reports, Data General has gained leadership in key market sectors, including the number one position for 1996 in the $50,000 to $100,000 segment of the Microsoft Windows NT Server market, and the number two position for systems priced between $100,000 and $250,000. CLARiiON disk arrays enabled Data General to achieve the number one position in the OEM storage market for 1996.

We have targeted the enterprise level of the Microsoft NT Server market and provide clear added value for customers with award-winning AViiON NT Cluster-in-a-Box, the industry's first Microsoft Windows NT Server clustering solution that comes completely pre-configured and pre-tested and with the software pre-installed, allowing for quick deployment; NTerprise Manager(TM), the first product to provide integrated server management of hardware, systems software, and applications for the NT environment; and NTAlert(SM), the industry's most comprehensive NT-based remote service for early identification of potential problems. According to International Data Corporation, the high end of the Microsoft Windows NT Server market grew at over 100 percent in 1996 and is projected to continue growing at compound annual growth rates exceeding 50 percent for several years.

The high-end UNIX market which we have targeted grew at 26 percent in 1996 and is projected to be growing at between 10 and 15 percent in 1997. In a September 1997 Merrill Lynch Corporate Buyers' Survey, 73 percent of customers indicated a continuing or increasing commitment to UNIX. Our ccNUMA-bas ed AV 20000 servers provide high performance and scalability for UNIX applications, including on-line transaction processing, enterprise resource planning, data warehousing, server consolidation, and mainframe migration. To support the growing market for AV 20000 servers, we are continuing to invest in the DG/UX operating system, our industry-leading UNIX implementation, adding larger file support and additional clustering and performance features to provide increasing levels of scalability and high availability.

Initial demand for AV 20000 servers has exceeded our plans and expectations. Two major establishments in the United Kingdom, J Sainsbury PLC and Booker Belmont Wholesale, are among more than 50 organizations that have installed AV 20000 servers since the products were introduced in June.

A Growing Customer Base
-----------------------
Our worldwide AViiON customer base now includes several of the world's largest petrochemical firms; the U.S. State Department, which is installing AViiON servers in consular offices around the world; Bloomberg Financial Markets, the fastest growing supplier of financial data, which uses our largest AViiON servers and over 30 terabytes of CLARiiON storage; a large telecommunications company in the United States, which is basing its new Internet services on AViiON servers, CLARiiON storage, and Data General network control and network management; and nearly 30 percent of the hospitals in the United States which use AViiON servers for healthcare information processing.

The worldwide CLARiiON installed base continues to grow, with more than 60,000 systems and two petabytes of protected storage shipped. Each petabyte is the equivalent of 400 billion typed pages. Among CLARiiON's end-user customers are EDS, Motorola, Sallie Mae, Vastar Resources, and the Kansas City Chiefs of the National Football League. CLARiiON SCSI and fibre channel storage is supported on leading open systems platforms including Bull, Convex, Cray, Data General, Digital Equipment, Hewlett Packard , IBM, Motorola, NCR, SCO, Sequent, Silicon Graphics, and Sun Microsystems, and Intel PC servers running Windows NT, IntranetWare, and OS/2. CLARiiON storage is sold through major computer systems manufacturers, value-added storage resellers, and system integrators around the world.


Data General Fellow Program
---------------------------
Our company's current success in AViiON servers and CLARiiON storage is directly related to our continuing investments in new technology. The AViiON line has evolved through several generations since 1989, and CLARiiON has grown from a startup venture in 1991 to a half-billion dollar business today .

Chart: Total Revenue ($M)
Q4 FY95 ........................ 313
Q1 FY96 ........................ 328
Q2 FY96 ........................ 335
Q3 FY96 ........................ 323
Q4 FY96 ........................ 336
Q1 FY97 ........................ 349
Q2 FY97 ........................ 389
Q3 FY97 ........................ 391
Q4 FY97 ........................ 404

Data General has a strong track record of innovation and providing opportunities for the development and growth of new business ventures. Continuing this entrepreneurial process is essential for us. The Data General Fellow Program will provide a process for formalizing our strategic technology direction while recognizing our senior technologists. Named as the first three Data General Fellows are: Roy Clark, NUMALiiNE(TM) Systems Architect; Eric Hamilton, Software Systems Architect; and Robert Solomon, vice president of CLARiiON Advanced Development. J. Thomas West, who will assume a new role as a technology consultant for Data General in January 1998, will assist in managing the program. Mr. West has led the development of generations of new products and has nurtured generations of technology leaders over his 25 years with Data General. We are pleased that he is continuing an exclusive relationship with us.


Financial  Strength
-------------------
I believe Data General has the people, products, services, and strategy to succeed. We are also well financed to pursue our growth strategy. In the past year, our total capitalization has increased by over 50 percent and cash and marketable securities, which totaled $368 million at the end of fiscal 1997, increased by 80 percent. Our inventory turns and receivable days sales outstanding rank among the best in the information technology industry.

The success we achieved during fiscal 1997 is solid affirmation that our strategy and products are on target for the needs of the enterprise marketplace. Going forward, with our growing AViiON server and CLARiiON storage businesses, and the potential we see for THiiN Line Internet Appliances, we are confident that we are on a course for continued revenue growth and profitability.


Respectfully submitted,


Ronald L. Skates
President and Chief Executive Officer
December 17, 1997



Chart: Earnings Per Share ($)
Q4 FY95 ...................... 0.04
Q1 FY96 ...................... 0.12
Q2 FY96 ...................... 0.15
Q3 FY96 ...................... 0.17
Q4 FY96 ...................... 0.24
Q1 FY97 ...................... 0.25
Q2 FY97 ...................... 0.32
Q3 FY97 ...................... 0.34
Q4 FY97 ...................... 0.35

Technology
----------
Technology excellence has been the sustaining factor in Data General's growth since the company's founding in 1968. Technology continues to be at the core of our strategy to deliver industry-leading open servers and storage products, and provide our customers with complete business solutions and premier services.

Over the past three years, Data General has taken a number of steps to provide the company with new growth opportunities. These include:
     o Adopting the Intel architecture, the world's leading computer platform, for our AViiON server family to ensure that our customers have access to the broadest range of applications

     o Focusing on high-availability and clustering technologies which enable AViiON servers and CLARiiON storage to run mission-critical applications

     o Developing a new line of high-performance servers based on ccNUMA architecture which opens new markets, such as data warehousing and mainframe migrations, to Data General

     o Expanding the market for our CLARiiON storage products by establishing strong OEM and reseller alliances

     o Pioneering fibre channel technology for CLARiiON storage, and delivering the first full fibre channel disk arrays

     o Exploring new technology for the Internet with THiiN Line, a family of appliances designed specifically for the way computing is done on the World Wide Web

     o Continuing our strong focus on UNIX while dedicating new resources to Microsoft Windows NT Server, the fastest growing operating system

     o Supporting our UNIX and NT server strategies with premier services, including networking, integration, migration, and education

     o Helping our customers fully utilize their computing assets by becoming an Authorized Microsoft Support Center, Authorized Microsoft Technical
 Education Center,  and SCO Authorized Support  Center

     o Providing complete business solutions by strengthening relationships with Microsoft, Oracle, SAP, Baan, PeopleSoft, and other leading suppliers of databases and applications

     o  Extending  our   manufacturing   expertise  to  VALiiANT(R)   electronic
 manufacturing and design services, a new business which takes advantage of our ISO 9000-certified manufacturing resources

     o Using the World Wide Web to expand Data General's market presence through our www.dg.com, www.clariion.com, and www.thiin.com web sites which include e-commerce product ordering features

AViiON Servers
--------------
Data General's AViiON family uses the power of the Intel architecture to provide customers with a broad and scalable family of high-performance systems ranging from departmental servers to enterprise systems. AViiON servers feature comprehensive security, reliability, high availability, and serviceability. Our top-of-the-line AV 20000 servers are based on ccNUMA technology. ccNUMA technology redefines price/performance levels and extends the capabilities of symmetric multiprocessing (SMP) systems, all without requiring modifications to existing SMP applications.

AViiON servers provide an excellent platform for such strategic applications as data warehousing and secure Internet commerce. AViiON supported operating systems include Microsoft Windows NT Server; Data General's own DG/UX, one of the most technically advanced UNIX operating systems in the market; the SCO UnixWare System; SCO Open Server; Novell IntranetWare; and Citrix WinFrame/Enterprise Server.

Data General's clustering solutions for NT and UNIX provide reliability, high availability and data protection for critical applications. NT Cluster-in-a-Box combines two powerful AViiON NT servers with NTerprise Manager server management software, NTAlert automatic diagnostics, a CLARiiON disk array, and a choice of clustering software--either FirstWatch for NT or Microsoft Cluster Server. Our UNIX clustering solution--DG/UX Clusters--includes two or more AViiON servers, a CLARiiON RAID array, and a PC with cluster-management software.

For Internet and intranet applications, we offer comprehensive services which combine our AViiON server and CLARiiON storage platforms with products from leading providers of security software, including BDM International, CyberGuard, Microsoft, and Raptor Systems.

Our award-winning family of AV Image(R) products,  available for AViiON systems,
provides  imaging   solutions   targeted  at  efficient,   affordable   document
management.

With our AViiON servers, we also offer the DG/ViiSION(R) family of personal computers, which includes desktop, minitower, and notebook products featuring Intel processors.

Data General works closely with leading software and services suppliers that understand specific customer problems and provide efficient, effective, and affordable computing solutions. Their complementary products and services add significant value to Data General's products, and allow us to bring complete business solutions to customers in diverse markets.

Data General teams with a multitude of solution suppliers to offer a portfolio of tens of thousands of applications for a variety of industries and markets, including healthcare, manufacturing, distribution, financial services, telecommunications, and government.


                                   www.dg.com

THiiN Line Internet Appliances
------------------------------
Over the last few years, the Internet has catapulted into the mainstream, and defined a new form of computing driven by the need for information access. Data General's THiiN Line business unit is exploring new technology designed explicitly for the Internet, and is capitalizing on our existing server and storage expertise to develop a new line of computing appliances for the Internet model.

The potential of this emerging market is not yet clear. Our ultimate success in this area depends on how the Internet appliance market evolves. As we explore this opportunity, we are designing THiiN Line servers to perform two key functions:

Web Server Appliances--These are single-function devices optimized to dispatch web pages. Web servers reside at content-host sites; they are fast, inexpensive, simple to manage, and stackable, for easy expansion. Our first web server, the SiteStak TW-500, began shipping to customers in October 1997 . It is available through Data General's worldwide sales channel and also through THiiN Line's web site at www.thiin.com.. The SiteStak TW-500 is a zero-administration web server that is simple to install, configure, operate, and grow, and fits in less than two inches of rack space.

Thin Servers--These devices are being designed to function as connectivity gateways and file servers for groups of clients--laptops, PCs , thin clients, or other Internet appliances--for use in homes, businesses, and schools. Thin servers are expected to be available in 1998.


                                 www.thiin.com

CLARiiON Storage Systems
------------------------

Our market-leading CLARiiON disk arrays are innovative, fault-tolerant storage subsystems based on RAID technology. Powerful, competitively priced, and compact, the CLARiiON family offers a wide range of storage systems, from disk arrays for servers on local area networks to high-capacity, high-availability arrays for enterprise servers with applications needing multiple terabytes of storage.

The CLARiiON family continues to grow by taking advantage of the latest developments in information systems technology. The newest members of the CLARiiON storage family offer fibre channel technology--the next-generation serial interface.

From   mainframes  to  PC  servers,   CLARiiON  disk  arrays  provide  the  high
availability and performance customers require for their most demanding applications. Redundant subsystems--drives, storage control processors, power supplies, and fans--eliminate single points of failure. In the event of a problem, on-line maintenance allows replacement or repair of the component while under power and fully operational.

CLARiiON disk arrays allow concurrent multi-RAID configurations to maximize each application's performance. In addition, CLARiiON disk arrays offer an innovative mirrored cache feature that actually improves data integrity while dramatically improving performance.

The CLARiiON TeleStor disk array, a specialized storage solution for the telecommunications industry, provides users with a complete storage solution for paging, multimedia, voice messaging systems, billing, and operations administration maintenance and provisioning systems.

Multidimensional Storage Architecture (TM) (MSA) is the CLARiiON strategic framework for deploying open systems storage throughout an enterprise. MSA provides virtually unlimited flexibility to configure centrally managed storage pools via storage networks that scale independently in five dimensions--capacity, transaction performance, data throughput, connectivity, and availability of business information.

CLARiiON   supplies   advanced  storage   solutions  to  major  computer  system
manufacturers, value-added storage resellers, and system integrators around the world.


                                www.clariion.com

Opportunity
------------
AViiON NT Cluster-in-a-Box, AV 20000 NUMA systems, CLARiiON fibre channel, and THiiN Line SiteStak, all represent opportunities to scale Data General's assets to generate new business and profitability. The incremental marketing effort we are making in the OEM channel has the potential to deliver significant returns. Our VALiiANT contract manufacturing operation makes optimal use of existing manufacturing facilities and provides opportunities to realize incremental revenues and profits.

Services
---------
Data General's worldwide Customer Service network is ready to provide our users with service and support whenever and wherever they need it. With more than 200 U.S. field offices, 130 international service locations, three primary Customer Support Centers, and numerous secondary customer support organizations worldwide, our service is always available--seven days a week, 24 hours a day.

Data General was the first major computer vendor in the industry to have its entire U.S. Service and Support Organization registered with the Underwriters Laboratories (UL) and certified to the ISO 9001 Standard.

Whether a customer needs full on-site service from a knowledgeable engineer, on-line telephone support from our Customer Support Centers, or customized support services, we have a ready-to-go solution. As a Microsoft Authorized Support Center (ASC), the Data General Customer Support Center provides software support services for Microsoft Windows NT for Workstations and Windows NT Advanced Server, the full set of Microsoft desktop and BackOffice products, as well as hundreds of other software products. Data General is also a SCO Authorized Support Center, and has been certified to support SCO's operating system and client-integration products and customers in North America.

Our Business Practices services are focused on NT Solutions, Database and Data Warehousing, Migrations, and Imaging, essential areas where customers benefit from our in-depth expertise and comprehensive service offerings. To ensure that mission-critical and general-purpose business applications function smoothly across the enterprise, we provide packaged Professional Services to help customers implement, integrate, and manage their system solutions quickly and easily.

Educational Services provides lecture/lab courses, on-site training, computer-based training, and video-based training for many mission-critical components, including the operating system, network, database, off-the-shelf applications, and custom programs. In addition, Educational Services is a Microsoft Authorized Technical Education Center and offers the Microsoft
Certified Professional Program, which certifies a computer professional's ability to design, develop, implement, and support solutions with Microsoft products.

We also offer our manufacturing expertise to customers through our VALiiANT electronic manufacturing and design services business. With facilities in the U.S. and Asia, VALiiANT is a full-service supplier, offering design services for printed wiring board layout and metal fabrication, quick-turn prototype runs , volume manufacturing, and repair/engineering change services.

For customers with special equipment or application requirements, our Special Systems team integrates third-party products into Data General systems and adapts standard Data General products to exact customer specifications. One example is our handheld computer family, which is designed for data collection environments where long battery life, rugged design, and ease of use are at a premium. Such markets include warehousing and distribution, utilities, healthcare, route sales and management, and retail.


                                   www.dg.com

Product Revenues (Millions of dollars)
1993 ......................... 672
1994 ......................... 722
1995 ......................... 757
1996 ......................... 924
1997 ......................... 1143

Revenue per Employee (Thousands of dollars)
1993 ........................   166
1994 ........................   193
1995 ........................   232
1996 ........................   272
1997 ........................   301

Selling, General, & Administrative expenses (Percentage of Total Revenues)
1993 ........................   32%
1994 ........................   30%
1995 ........................   29%
1996 ........................   23%
1997 ........................   22%


FINANCIAL REVIEW

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA ............................... 14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS ................................................................. 15
CONSOLIDATED STATEMENTS OF OPERATIONS ...................................... 20
CONSOLIDATED BALANCE SHEETS ................................................ 21
CONSOLIDATED STATEMENTS OF CASH FLOWS ...................................... 22
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY ............................ 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................................. 24
REPORT OF INDEPENDENT ACCOUNTANTS .......................................... 34
SUPPLEMENTAL FINANCIAL INFORMATION ......................................... 34
FACILITIES ................................................................. 35
OFFICERS AND DIRECTORS ..................................................... 36
CORPORATE INFORMATION ...................................................... 37

DATA GENERAL CORPORATION
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                                   YEAR ENDED
                                        -------------------------------------------------------------------------------------------
                                              SEPT. 27,          SEPT. 28,          SEPT. 30,          SEPT. 24,         SEPT. 25,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS          1997               1996               1995               1994              1993
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues........................      $ 1,533,169         $1,322,250        $ 1,159,316         $1,120,505       $ 1,077,869
                                            -----------         ----------        -----------         ----------       -----------
Total cost of revenues................        1,021,569            877,692            772,047            733,114           654,718
Research and development..............          109,984             98,022             85,886             90,826           100,172
Selling, general, and administrative..          338,443            309,259            334,337            341,343           346,740
Restructuring charge..................                -                  -             43,000             35,000            25,000
                                            -----------         ----------        -----------         ----------      ------------

  Total costs and expenses............        1,469,996          1,284,973          1,235,270          1,200,283         1,126,630
                                            -----------         ----------        -----------         ----------      ------------


Income (loss) from operations.........           63,173             37,277            (75,954)           (79,778)          (48,761)
Interest expense, net.................            4,873              5,632              4,116              8,168             6,734
Other income, net.....................                -                  -             41,972              2,353               416
                                            -----------         ----------        -----------         ----------       -----------

Income (loss) before income taxes.....           58,300             31,645            (38,098)           (85,593)          (55,079)
Income tax provision..................            2,400              3,500              8,605              2,100             5,400
                                            -----------         ----------        -----------         ----------       ------------

Net income (loss).....................      $    55,900         $   28,145        $   (46,703)       $  (87,693)       $   (60,479)
                                            ===========         ==========        ===========        ==========        ===========


Primary net income (loss) per share...      $      1.26         $     0.68        $     (1.23)       $    (2.45)    $        (1.73)


                                                                                     AS OF
                                            ----------------------------------------------------------------------------------------
                                               SEPT. 27,         SEPT. 28,          SEPT 30,           SEPT. 24,         SEPT.25
DOLLARS IN THOUSANDS                             1997              1996               1995               1994              1993
------------------------------------------------------------------------------------------------------------------------------------
Current assets.......................       $    858,236        $  616,812        $    591,485        $   598,076      $    611,660
Current liabilities..................            391,822           366,184             370,226            326,865           302,908
                                            ------------        ----------        ------------        -----------      ------------

Working capital......................       $    466,414        $  250,628        $    221,259        $   271,211      $    308,752
                                            ============       ===========        ============        ===========      ============

Total assets.........................       $ 1,134,868         $  860,443        $    832,018        $   821,864      $    866,329
Annual expenditures for property,
  plant, and equipment..............        $   110,505         $   94,670        $     96,471        $    92,955      $     94,968
Long-term debt......................        $   212,750         $  149,971        $    153,457        $   156,942      $    158,352
Other liabilities...................        $    11,516         $   15,224        $     28,791        $    29,445      $     27,992
Stockholders' equity................        $   518,780         $  329,064        $    279,544        $   308,612      $    377,077
Employees...........................              5,100              4,900               5,000              5,800             6,500


Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The company has not declared or paid cash dividends since inception.

Data General Corporation
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The Company reported net income of $56 million for fiscal 1997 compared with net income of $28 million for fiscal 1996 and a net loss of $47 million for fiscal 1995. Included in the net loss of fiscal year 1995 were restructuring charges of $43 million as well as other income of $44.5 million from the settlement of litigation with Northrop Grumman Corporation.

Revenues (in millions)
===============================================================================
                                  1997     Change     1996     Change     1995
                                  ---------------------------------------------
Product                           $1,142     24%      $924       22%      $757
  % of Total Revenues                74%               70%                 65%

Service                              391     (2%)      398       (1%)      402
  % of Total Revenues                26%               30%                 35%

Total                             $1,533     16%    $1,322       14%    $1,159
===============================================================================

Revenues in fiscal year 1997 grew 16% compared to the prior fiscal year. The growth came primarily from domestic product revenues in the CLARiiON line of mass storage devices and the AViiON server business.

In fiscal 1997, revenues from the AViiON family were approximately $527 million, a 14% increase over fiscal 1996. AViiON systems revenues in fiscal 1996 increased 9% over fiscal 1995. Since 1989, the Company has established a customer base of nearly 46,000 AViiON installations, with a total sales value of approximately $3 billion. In fiscal 1996, the Company introduced its Intel-based AViiON systems. These systems represented 64% of total fiscal 1997 AViiON revenues and 31% of total fiscal 1996 AViiON revenues. In fiscal 1997, revenues from the Company's Intel-based AViiON systems more than doubled while revenues from the Motorola-based AViiON systems declined by 40% compared to the prior fiscal year. The Company anticipates that the percentage of server product revenues generated by the Intel-based AViiON products will continue to increase in fiscal 1998 while the Motorola-based AViiON system revenues are expected to continue to decline. In fiscal 1997, the CLARiiON line of mass storage systems grew by 41% and represented 44% of the overall product revenues, compared to 38% of total product revenues in the previous fiscal year. CLARiiON is sold primarily through the Company's Original Equipment Manufacturer ("OEM") and distributor channels; thus sales in any given period are subject to sales cycles and inventory levels of the Company's customers. CLARiiON product revenues have been concentrated in a limited number of customers, with a significant portion of the Company's CLARiiON product sold to a single OEM. In fiscal 1997, product revenues from personal computer and other peripheral equipment increased 31% from fiscal 1996, and in fiscal 1996 decreased 22% when compared with fiscal 1995. ECLIPSE MV ("MV") revenues decreased 34% during fiscal 1997 compared to a 36% decline in fiscal 1996. MV revenues in fiscal 1997 represented only 2% of the Company's total product revenues.

Revenues by Geographic Marketplace
===============================================================================

                                Percentage of            Percentage Change of $
                            Consolidated Revenues              of Revenues
                          -----------------------------------------------------
                           1997     1996      1995        1997-96      1996-95
                          -----------------------------------------------------
Domestic

Product                     64%      61%      55%           30%          35%
Service                     59%      57%      56%            -            -
Total                       63%      60%      55%           22%          23%

Europe

Product                     22%      24%      28%           11%           4%
Service                     31%      32%      33%           (4%)         (4%)
Total                       24%      26%      30%            5%           1%

Other International

Product                     14%      15%      17%           18%          10%
Service                     10%      11%      11%           (6%)          -
Total                       13%      14%      15%           12%           8%

===============================================================================


In fiscal 1997, domestic marketplace revenues from the CLARiiON product line increased 52%, the AViiON product revenues increased 14%, and PC product revenues increased 53%, partly offset by a continued decrease in MV product revenues. In the prior year, the CLARiiON product line revenues more than doubled in this marketplace and the AViiON product revenues increased 22%, partly offset by a 25% decrease in MV product revenues and a 43% decrease in PC product revenues. The increase in European product revenues, including U.S. direct export sales, in fiscal year 1997, was attributable to a 16% increase in both the AViiON and PC product revenues, and a 5% increase in the CLARiiON product line, partially offset by a decline in MV product revenues. The 11% increase in product revenues in the European marketplace was partly offset by a 3% unfavorable foreign exchange effect due to the strengthening of the U.S. dollar in relation to European currencies. The increase in other international product revenues, including U.S. direct export sales, was primarily driven by a 42% growth in CLARiiON product revenues, a 10% increase in AViiON product revenues, and a 5% increase in PC product revenues in fiscal year 1997. The fiscal 1996 increase in other international product revenues was largely due to the increase in CLARiiON and PC product revenues, which was partly offset by the decrease in AViiON and MV product revenues.

In the service business, the Company experienced a 3% decline in contract maintenance revenues in fiscal 1997 and a 2% decrease in fiscal 1996 as compared with the previous year. These declines were the result of the continued shift from proprietary to open system service maintenance contracts. The decline was partially offset by modest growth in professional service revenues during the same periods. In Europe, the effect of foreign exchange accounted for the 4% decrease in fiscal 1997 and less than 1% of the total 4% decrease in fiscal 1996 service revenues.


Cost of Revenues  (in millions)
===============================================================================
                                    1997    Change    1996     Change   1995
                                  ----------------------------------------------
Product                             $773      25%     $619       20%    $514
  % of Product Revenues              68%               67%               68%

Service                              249      (4%)     259        -      258
  % of Service Revenues              64%               65%               64%

Total                             $1,022      16%     $878       14%    $772
  % of Total Revenues                67%               66%               67%
===============================================================================

The increase in the product cost as a percentage of product revenues for fiscal 1997 was primarily caused by the increased proportion of CLARiiON revenues in the Company's product revenue mix. Generally, CLARiiON revenues yield a lower product margin than the Company's AViiON revenues.

The decrease in the cost as a percentage of service revenues for fiscal 1997 was the result of improvements in spare parts inventory management and improved gross margins in the professional services business.


Operating Expenses  (in millions)
===============================================================================
                                    1997    Change    1996    Change    1995
                                    -------------------------------------------
Research & Development              $110      12%      $98      14%      $86
  % of Total Revenues                 7%                7%                7%

Selling, general, & administrative  $338       9%     $309      (7%)    $334
  % of Total Revenues                22%               23%               29%

Restructuring charges                  -        -        -    (100%)     $43
  % of Total Revenues                  -                 -                4%


The Company continues to focus its research and development efforts on its core business technology: multi-user computer systems, servers, and mass storage devices. Gross expenditures on research and development and software development in fiscal 1997, before capitalization, increased 14% compared to fiscal 1996. The increase in the level of expenditures was primarily driven by investment in the next generation of CLARiiON fibre products, in the Company's Non Uniform Memory Access ("NUMA") architecture for high-end servers, and in THiiN Line products for the Internet.

The increase in selling, general, and administrative expenses was the result of increased sales and marketing efforts in the server and storage businesses. Management believes that in the future, increases of selling, general, and administrative expenses will be required to support business growth. However, the Company's objective is to have the ratio of these expenses as a proportion of total revenues continue to decline.

Results of operations for fiscal 1995 included charges of $43 million for estimated costs associated with a worldwide workforce reduction along with other cost reduction programs, primarily related to real estate. There have been no material changes in the Company's original estimates of the costs associated with the previously announced restructuring actions. At the close of fiscal 1997, the total number of employees was approximately 5,100, a net increase of 200 employees from September 28, 1996. During fiscal year 1996, there was a net reduction of 100 employees from the 5,000 employed as of September 30, 1995.


Net Income (Loss) (in millions)
===============================================================================
                                       1997            1996            1995
                                     --------        --------        --------
Income (loss) from operations           $63             $37            $(76)

Interest and other Income                (5)             (5)             38

Tax provision                            (2)             (4)             (9)
                                     --------        --------        --------

Net income (loss)                       $56             $28            ($47)
===============================================================================


Income from operations for fiscal 1997 of $63 million was composed of $73 million from the domestic marketplace, partially offset by losses from operations of $5 million each from Europe and other international locations. The income from operations for fiscal 1996 of $37 million was composed of $44 million domestically and $3 million in Europe, offset by a loss from operations of $10 million from other international markets. The losses from operations were $45 million, $15 million, and $16 million in fiscal 1995 for the domestic marketplace, Europe, and other international locations, respectively. These losses in fiscal 1995 included restructuring charges of $19 million in both the domestic marketplace and Europe, as well as $5 million for other international locations.

Interest income for fiscal 1997 increased 42% from fiscal 1996, following a 23% decrease from fiscal 1995 to fiscal 1996. The current year increase was primarily due to higher levels of invested cash and longer investment maturity terms which resulted in higher interest yields. The prior year decrease was primarily due to lower levels of invested cash and an overall reduction in market interest rates. Interest expense for fiscal 1997 was $15 million, an increase from $13 million for fiscal 1996. The increase was primarily attributable to the interest expense related to the 6% Convertible Subordinated Notes due 2004, which were issued during fiscal 1997. The fiscal 1997 increase was partially offset by the conversion of $125 million of 7 3/4% Convertible Subordinated Debentures due 2001 and the early retirement of $27 million of 8 3/8% Sinking Fund Debentures due 2002. Interest expense for fiscal 1996 remained relatively unchanged from fiscal 1995.

Included in other income in the fiscal 1995 Statements of Operations is a pretax gain, net of related legal fees and other expenses, of $44.5 million from the settlement with Northrop Grumman Corporation in connection with a six-year software copyright infringement and trade secrets litigation brought by the Company against Grumman Systems Support Corporation ("Grumman"). Under the terms of the settlement, Grumman paid the Company $53 million.

The provision for income taxes in both fiscal years 1997 and 1996 related primarily to foreign, state, and federal alternative minimum taxes. The 1995 provision resulted primarily from the settlement of the Grumman lawsuit, deferred taxes on undistributed earnings for certain foreign subsidiaries, and foreign and state taxes. The Company continues to have significant operating loss carryforwards and unused tax credits available to minimize future tax liabilities. The Company has a valuation allowance which offsets substantially all deferred tax assets existing as of September 27, 1997 and September 28, 1996. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence.

In the first quarter of fiscal 1997, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In the second quarter of fiscal 1997, the Company adopted SFAS 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The implementation of SFAS 121 and SFAS 125 did not have a material effect on the Company's consolidated financial position or results of operations.

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123, "Accounting for Stock-Based Compensation". As permitted by SFAS 123, the Company continues to measure compensation cost in accordance with APB opinion Number 25 and related Interpretations in accounting for its plans. Note 9 to the Consolidated Financial Statements contains a summary of the pro forma effects to reported net income and net income per share for fiscal years 1997 and 1996 as if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123.

In February 1997, the FASB issued SFAS 128, "Earnings per Share". SFAS 128 specifies modifications to the calculation of earnings per share from the method currently used by the Company as prescribed by APB Opinion Number 15. The Company is required by the Securities and Exchange Commission to disclose pro forma earnings per share amounts computed in accordance with the SFAS 128 in the notes to the Consolidated Financial Statements prior to required adoption.

In July 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information". In October 1997, the Accounting Standards Executive Committee of American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition". All these statements are effective for fiscal years beginning after December 15, 1997. The Company will implement these statements as required. The future adoption of SFAS 130, SFAS 131, and SOP 97-2 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In January 1997, the Securities and Exchange Commission issued Financial Reporting Release No. 48, which expands the disclosure requirements for certain derivative and other financial instruments. See Notes 2 and 7 to the Consolidated Financial Statements for a description of the Company's use of derivative and other financial instruments and related market risk.


LIQUIDITY AND CAPITAL RESOURCES

Cash and temporary cash investments as of September 27, 1997 were $217 million, an increase of $38 million over fiscal 1996. At the same date, the Company held $151 million in marketable securities, a net increase of $126 million from the prior fiscal year. In total, cash and temporary cash investments along with marketable securities increased $164 million over fiscal 1996. The increase was mainly attributable to the net proceeds received from the issuance of 6% Convertible Subordinated Notes due 2004, which were partly offset by the retirement of $27 million of 8 3/8% Sinking Fund Debentures and purchases of inventory required for the growth of the Company's server and storage businesses. The marketable securities held, which supplement cash and temporary cash investments, include United States Treasury bills and notes, commercial paper, and notes issued by U.S. government agencies, as well as an equity security recorded at fair market value of $4 million and classified as available-for-sale. The unrealized gain on marketable securities of $3 million is recorded as a separate component of stockholders' equity. Net cash provided from operations in fiscal 1997 was $127 million. Expenditures for property, plant, and equipment were $111 million, capitalized software development costs totaled $36 million, and cash provided from stock plans equaled $17 million. The effect of currency fluctuations on cash and temporary cash investments was a decrease of $4 million for fiscal year 1997.

Net receivables increased $39 million to $296 million at September 27, 1997, primarily as a result of increased revenues. The Company's worldwide days' sales outstanding decreased three days when compared to the prior fiscal year, primarily as a result of increased collection activity. Inventory levels increased $36 million during fiscal 1997, primarily as a result of increased end-of-year procurement required to support the growth in both the server and storage businesses. Net property, plant, and equipment increased $13 million, principally due to the purchases of equipment and capital expenditures for developing both operating and financial systems to support the future growth of the Company. Accounts payable increased $33 million, primarily attributable to the increase in end-of-year inventory procurements. Other current and other liabilities, excluding the current portion of long-term debt, decreased $7 million, primarily as a result of payments made relating to previously recorded restructuring accruals.

For the three-year period ending September 27, 1997, cash and temporary cash investments increased $74 million. Net cash provided from operations was $349 million, including $53 million from the Grumman litigation settlement. The sale of non-operating facilities and investments provided $13 million. Proceeds from the Company's employee stock plans provided $34 million. Net cash provided from long-term debt was $173 million as a result of the Company issuing $213 million of 6% Convertible Subordinated Notes due 2004, which was partially offset by the retirement of $34 million of 8 3/8% Sinking Fund Debentures due 2002, and the payment of $6 million debt issuance costs on the 6% Convertible Subordinated Notes due 2004. Net cash used for the purchase of marketable securities was $91 million. Expenditures for property, plant, and equipment totaled $302 million and the Company's investment in capitalized software development costs was $95 million. Notes payable were paid in the amount of $2 million during this three-year period. The effect of foreign exchange on this three-year period was $3 million increase to cash.

Operations have generally been the primary source of the Company's cash. Cash provided from operations has been augmented by proceeds from the issuance of 6% Convertible Subordinated Notes, sales of stock under the Company's stock plans, from sales of facilities and other non-operating assets, and the settlement of the Grumman litigation. The Company has not paid cash dividends since its inception in order to reinvest available cash in operations.

At September 27, 1997, the Company had a $30 million unsecured letter of credit and reimbursement facility with a group of banks. On September 30, 1997, this facility was replaced with a $110 million unsecured senior revolving credit facility with a group of banks. This latter facility is available for working capital, capital expenditures, permitted acquisitions, and to secure the issuance of letters of credit. It contains certain covenants, including restrictions on particular liens, other indebtedness, and certain investments. The interest rate for borrowings under the revolving credit facility is the lower of 1.25% per annum above LIBOR or the prime rate plus .5%. Commitment fees paid on available funds during fiscal years 1997 and 1996 were not material. There were $5 million and $8 million of letters of credit secured by the $30 million letter of credit and reimbursement facility at September 27, 1997 and September 28, 1996, respectively. At September 30, 1997, those same $5 million of letters of credit became secured by the $110 million credit facility. During fiscal years 1997 and 1996, there were no borrowings under either of these facilities. The current facility has a duration of three years and expires on September 30, 2000.

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

Although the actual level of spending will be influenced by many factors, the Company anticipates that expenditures for property, plant, and equipment will continue to be the primary non-operating use of cash during fiscal year 1998. Most of the expenditures will be for capital assets directly related to the Company's open systems product sales, marketing, support, and development. The net book value of fixed asset disposals during fiscal 1997 totaled $9 million, primarily as a result of sales of demonstration equipment to end-users. Management expects that sales of demonstration equipment will continue. During fiscal 1998, cash totaling $5 million is expected to be utilized to settle liabilities arising from the Company's restructuring programs.

The Company believes it has sufficient resources to provide for its current operations and to continue to invest in the future.

The Company has started to replace many of its business and operating computer systems. The new systems, based on software from Oracle Corporation and PeopleSoft Inc., will replace older legacy systems and allow employees at different locations to share financial and operating information more efficiently. The first major use of the new software commenced April 1995, in certain areas of the Company. Remaining business units and staffs are scheduled for implementation in phases, with project completion targeted for mid-1999. The Company believes that the new systems and software are Year-2000 compatible, thus handling the major portion of the Company's Year-2000 conversion requirements. The Company is currently implementing changes to make the remaining legacy systems Year-2000 compatible. The Company does not anticipate the cost of implementing these changes to be significant.

DATA GENERAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       YEAR ENDED
                                         --------------------------------------
                                          SEPT. 27,     SEPT. 28,     SEPT. 30,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS      1997          1996          1995
-------------------------------------------------------------------------------
REVENUES
Product.............................. $  1,142,561    $  924,140   $   757,338
Service..............................      390,608       398,110       401,978
                                      ------------    ----------   ------------
    Total revenues...................   1,533,169     1,322,250     1,159,316
                                      ------------    ----------   ------------
COSTS AND EXPENSES
Cost of product revenues.............      772,721       618,351       514,049
Cost of service revenues.............      248,848       259,341       257,998
Research and development.............      109,984        98,022        85,886
Selling, general, and administrative       338,443       309,259       334,337
Restructuring charge.................            -             -        43,000
                                      ------------    ----------   ------------

    Total costs and expenses.........    1,469,996     1,284,973     1,235,270
                                      ------------    ----------   ------------

Income (loss) from operation.........       63,173        37,277       (75,954)
Interest income......................       10,549         7,440         9,710
Interest expense.....................       15,422        13,072        13,826
Other income, net....................            -             -        41,972
                                      ------------    ----------   ------------

Income (loss) before income taxes...        58,300        31,645       (38,098)
Income tax provision................         2,400         3,500         8,605
                                      ------------    ----------   ------------
Net income (loss)                     $     55,900    $   28,145   $   (46,703)
                                      ============    ==========   ============

PRIMARY NET INCOME (LOSS) PER SHARE
  Net income (loss) per share         $       1.26    $     0.68   $     (1.23)
  Weighted average shares outstanding       44,199        41,081        37,866



Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONSOLIDATED BALANCE SHEETS


                                                              AS OF
                                                  ----------------------------
                                                     SEPT. 27,       SEPT. 28,
DOLLARS IN THOUSANDS, EXCEPT PAR VALUE                  1997            1996
------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and temporary cash investments............. $   216,814      $  178,997
  Marketable securities...........................     151,455          25,624
  Receivables, less allowances of $16,588 at
   Sept. 27, 1997 and $14,480 at Sept. 28, 1996...     296,375         257,815
  Inventories.....................................     166,008         129,783
  Other current assets............................      27,584          24,593
                                                   ------------     ----------
    Total current assets..........................     858,236         616,812

Property, plant, and equipment, net...............     180,410         167,672
Other assets......................................      96,222          75,959
                                                   ------------     ----------
                                                   $ 1,134,868      $  860,443
                                                   ============     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable................................... $         -      $    1,943
  Accounts payable................................     154,624         121,625
  Other current liabilities.......................     237,198         242,616
                                                   -----------      ----------
    Total current liabilities.....................     391,822         366,184
                                                   -----------      ----------

Long-term debt....................................     212,750         149,971
                                                   -----------      ----------
Other liabilities.................................      11,516          15,224
                                                   -----------      ----------

Commitments and Contingencies

Stockholders' equity
  Common Stock, $.01 par value
  Outstanding -- 48,588,000 shares at Sept. 27, 1997
   and 39,601,000 shares at Sept. 28, 1996 (net of
   deferred compensation of $14,157 at Sept. 27, 1997
   and $7,812 at Sept. 28, 1996)..................     607,130         460,312
  Accumulated deficit.............................     (79,581)       (135,481)
  Unrealized gains on marketable securities.......       2,812           9,708
  Cumulative translation adjustment...............     (11,581)         (5,475)
                                                   ------------     -----------
    Total stockholders' equity....................     518,780         329,064
                                                   ------------     -----------
                                                   $ 1,134,868      $  860,443
                                                   ===========      ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED
                                                              ----------------------------------------------
                                                                 SEPT. 27,       SEPT. 28,       SEPT. 30,
IN THOUSANDS                                                       1997            1996            1995
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss)............................................ $  55,900       $  28,145       $ (46,703)
  Adjustments to reconcile net income (loss) to net cash
  provided from operating activities
    Depreciation...............................................    79,203          82,330          74,842
    Amortization of capitalized software development costs.....    20,180          19,130          17,545
    Amortization of deferred compensation......................     4,669           3,866           4,265
    Decrease in other liabilities..............................    (3,708)         (8,263)           (656)
    Net book value of fixed asset disposals....................     8,858           6,399           6,791
    Other non-cash items, net..................................     2,368            (299)          7,232
    Changes in  operating  assets and  liabilities,  net of effects from sale of facilities and other assets
      (Increase) decrease in receivables.......................   (46,514)         (9,268)         11,267
      (Increase) decrease in inventories.......................   (28,876)          1,567          (2,946)
      (Increase) decrease in other current assets..............    (4,313)          2,080           3,761
      Increase in accounts payable.............................    36,389           6,627          23,897
      Increase (decrease) in other current liabilities,
        excluding debt.........................................     2,484         (27,191)         17,810
                                                                ----------      ----------      ---------

    Net cash provided from operating activities................   126,640         105,123         117,105
                                                                ----------      ----------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant, and equipment..............  (110,505)        (94,670)        (96,471)
  Purchase of marketable securities............................  (221,859)        (84,224)       (240,507)
  Proceeds from sales and maturity of marketable securities....    89,131         150,080         216,755
  Capitalized software development costs.......................   (36,283)        (30,714)        (27,493)
  Net proceeds from sale of facilities and other assets........         -          12,797               -
  Investment in equity securities..............................         -          (2,000)           (600)
                                                                ----------      ----------      ----------

    Net cash used by investing activities......................  (279,516)        (48,731)       (148,316)
                                                                ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash provided from stock plans, net..........................    17,049           9,684           7,740
  Repayment of notes payable...................................    (1,794)              -            (607)
  Repayment of long-term debt..................................   (27,177)         (3,000)         (3,500)
  Proceeds from long-term debt, net............................   206,853               -               -
                                                                ----------      ----------      ----------

    Net cash provided from financing activities................   194,931           6,684           3,633
                                                                ----------      ----------      ----------
Effect of foreign currency rate fluctuations on cash and
  temporary cash investments...................................    (4,238)         (1,280)          2,331
                                                                ----------      ----------      ----------

Increase (decrease) in cash and temporary cash
  investments..................................................    37,817          61,796         (25,247)
Cash and temporary cash investments - beginning
  of the period................................................   178,997         117,201         142,448
                                                                ----------      ----------      ----------
Cash and temporary cash investments - end
  of the period...............................................  $ 216,814       $ 178,997      $  117,201
                                                                ==========      ==========      ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Interest paid.............................................  $  11,772       $  12,797      $   12,762
    Income taxes paid.........................................  $   5,951       $   1,716      $    1,696


Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                        YEAR ENDED
                                          -------------------------------------
                                           SEPT. 27,    SEPT. 28,     SEPT. 30,
IN THOUSANDS                                 1997         1996          1995
-------------------------------------------------------------------------------
COMMON STOCK

   Beginning balance..................... $ 460,312    $ 446,762     $ 434,757
   Shares issued under stock plans, net..    17,049        9,684         7,740
   Amortization of deferred compensation.     4,669        3,866         4,265
   Debt conversion to Common Stock.......   125,100            -             -
                                          ---------    ----------     ---------

   Ending balance........................   607,130      460,312       446,762
                                          ---------    ----------     ---------

ACCUMULATED DEFICIT

   Beginning balance.....................  (135,481)    (163,626)     (116,923)
   Net income (loss) for year............    55,900       28,145       (46,703)
                                          ----------   ----------     ---------

   Ending balance........................   (79,581)    (135,481)     (163,626)
                                          ----------   ----------     ---------

UNREALIZED GAINS ON MARKETABLE SECURITIES

   Beginning balance.....................     9,708            -             -
   Net adjustment for year...............    (6,896)       9,708             -
                                          ----------   ----------     ---------

   Ending balance........................      2,812       9,708             -
                                          ----------   ----------     ---------

CUMULATIVE TRANSLATION ADJUSTMENT

   Beginning balance.....................    (5,475)      (3,592)       (9,222)
   Net translation adjustment for year...    (6,106)      (1,883)        5,630
                                          ----------   ----------     ---------

   Ending balance........................   (11,581)      (5,475)       (3,592)
                                          ----------   ----------     ---------

Total stockholders' equity............... $ 518,780    $ 329,064     $ 279,544
                                          ==========   ==========    ==========

Results of operations are for 52-week periods except for 1995 which is a 53-week period.
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  NATURE OF BUSINESS

        Data General Corporation (the "Company") designs, manufactures, markets, and supports a family of open computer systems including servers and mass storage products. The Company's products provide solutions for high-performance customer applications such as database management, transaction processing, decision support, accounting and finance, healthcare information systems, telecommunications and video storage, manufacturing planning and control, human resources management, and data warehousing. The Company focuses on providing enterprise-level solutions for businesses of all sizes, healthcare providers and government agencies, and has a worldwide sales, service, and support network. The principal markets are North America and Europe.


NOTE 2.  ACCOUNTING POLICIES

        FISCAL YEAR. The Company's fiscal year ends on the last Saturday in September. Fiscal year 1997 consisted of 52 weeks. Fiscal years 1996 and 1995 consisted of 52 and 53 weeks, respectively.

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

        Foreign exchange transaction gains and losses, not material in amount for the periods ended September 27, 1997, September 28, 1996, and September 30, 1995, are included in the cost of product revenues.

        Cash flows from foreign exchange contracts that are accounted for as hedges of identifiable foreign exchange transactions are classified as cash flows from operating activities in accordance with the nature of the transactions being hedged.

        TEMPORARY CASH INVESTMENTS AND MARKETABLE SECURITIES. Temporary cash investments consist of highly liquid time deposits, commercial paper, and U.S. Treasury bills and notes with original maturities of 90 days or less. Marketable securities consist of U.S. Treasury bills and notes, commercial paper, and notes issued by U.S. government agencies with original maturities of 91 to 365 days, as well as an equity security.

        All of the Company's investments in U.S. Treasury bills and notes, commercial paper, and notes issued by U.S. government agencies have maturities of less than one year, and have been classified as held-to-maturity. These investments are recorded at amortized cost, which approximates market value. In March 1996, an equity security held by the Company as an investment and previously accounted for under the cost method, began trading on a public stock exchange. In accordance with SFAS 115, this security is considered to be readily marketable and is classified as available-for-sale. This investment is accounted for at fair market value at September 27, 1997 and September 28, 1996 which totaled $4 million and $10.9 million, respectively. The unrealized gain on marketable securities of $2.8 million and $9.7 million is recorded as a separate component of stockholders' equity at September 27, 1997 and September 28, 1996, respectively.

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

        Certain components and products that meet the Company's requirements are available only from a single supplier or a limited number of suppliers. Among those components are disk drives, microprocessors, and certain proprietary integrated circuits. The rapid rate of technological change and the necessity of developing and manufacturing products with short life-cycles may intensify these risks. The inability to obtain components and products as required, or to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments, which in turn could have a material adverse effect on the Company's business, financial condition, and results of operations.

        PROPERTY, PLANT, AND EQUIPMENT. Property, plant, and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method, based on the following estimated useful lives: land improvements, 10-12 years; buildings and building improvements, 3-25 years; equipment, 3-10 years; application software, 5-10 years. Included in property, plant, and equipment are computer equipment spares which are not available for resale. These spares are used to support systems the Company has sold or is using internally. Spares are depreciated over a 3-year estimated useful life.

        REVENUE RECOGNITION AND MAJOR CUSTOMERS. Product revenues are recognized at the time of shipment, provided that there are no significant uncertainties regarding customer's acceptance and collection of the related receivable is probable. Service revenues, including post-contract customer support, are recognized ratably over applicable contractual periods or as services are performed. The costs of these service revenues are charged to expense when incurred.

        During the year ended September 27, 1997 and September 28, 1996, revenues from a single customer totaled $238 million and $201 million, or approximately 16% and 15% of total revenues, respectively. The Company did not have any customers with revenues exceeding 10% of the Company's total revenues during fiscal 1995.

        RESEARCH & DEVELOPMENT, SOFTWARE DEVELOPMENT, AND WARRANTY COSTS. Research, engineering, and product development costs are expensed as incurred. Software development costs incurred after reaching technological feasibility and prior to first customer shipment are capitalized and amortized to cost of product revenues over a period not to exceed 4 years for operating system software and 3 years for application software, which approximates the estimated economic lives of these software products. On a quarterly basis, the Company evaluates the recoverability of capitalized software costs. In performing its evaluation, the Company must make estimates of anticipated future gross revenues as well as the remaining economic life of the product. It is reasonably possible that the estimates of the remaining estimated economic lives of these software products may be reduced. As a result, the carrying amount of the capitalized software costs for a particular software product may be reduced. Unamortized software development costs were $76.8 million at September 27, 1997 and $60.7 million at September 28, 1996. Writeoffs of certain capitalized software development costs totaled approximately $0.5 million, $2.7 million, and $1.3 million for fiscal years 1997, 1996, and 1995, respectively. Estimated direct on-line diagnostic support and warranty costs are accrued at the time of product shipment.

        ADVERTISING. Advertising costs are charged to operations when incurred. The Company has not incurred any costs associated with direct-response advertising during fiscal years 1997, 1996, and 1995, and there were no capitalized advertising costs at September 27, 1997 or September 28, 1996. Advertising expenses for fiscal 1997, 1996, and 1995 were $14.7 million, $12.6 million, and $21.0 million, respectively.

        RETIREMENT/POST-EMPLOYMENT BENEFITS. Net pension cost for the Company's domestic defined benefit pension plan is funded as accrued, to the extent that current pension cost is deductible for U.S. Federal tax purposes and to comply with the General Agreement on Tariff and Trade Bureau (GATT) additional minimum funding requirements for the plan year beginning October 1, 1995. The plan's transition surplus is amortized over 18 years. Net pension cost for the Company's international defined benefit pension plans is generally funded as accrued. The net transition surplus or obligation for these plans is amortized over periods ranging from 15 to 20 years.

        Net post-retirement benefit costs for the Company's domestic post-retirement benefits plan are generally funded as accrued, to the extent that current cost is deductible for U.S. Federal tax purposes. The net transition obligation for the plan is amortized over 18 years.

        IMPAIRMENT OF LONG-LIVED ASSETS. The Company periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of a long-lived asset may not be recoverable. If such an event or change in circumstance occurs, the Company evaluates whether the carrying amount of such asset is recoverable by comparing the net book value of the asset to estimated future undiscounted cash flows, excluding interest charges, attributable to such asset. If it is determined that the carrying amount is not recoverable, the Company will recognize an impairment loss equal to the excess of the carrying amount of the asset over its estimated fair value of such asset.

        INCOME TAXES. The Company utilizes the asset and liability method of accounting for income taxes, as set forth in SFAS 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the Company's Financial Statements or tax returns. Deferred tax expense represents the change in the net deferred tax asset or liability balance. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

        STOCK-BASED COMPENSATION PLANS. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123, "Accounting for Stock-Based Compensation". In accordance with provisions of SFAS 123, the Company applies Accounting Principles Board Opinion Number 25 and related Interpretations in accounting for its stock option and purchase plans. Note 9 to the Consolidated Financial Statements contains a summary of the pro forma effects to reported net income and net income per share for fiscal years 1997 and 1996 as if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123.

        EARNINGS PER SHARE. Primary net income (loss) per share is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents. Common stock equivalents represent the net additional shares resulting from the assumed exercise of options outstanding under the Company's stock option plans, using the "treasury stock" method. Net income
(loss) per share assuming full dilution is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents and assumed conversion of the Company's convertible debentures, if dilutive. For fiscal 1997, 1996, and 1995, these debentures are anti-dilutive and have been excluded from the calculation.

During fiscal 1997, 6.5 million shares of Common Stock were issued upon conversion of $124.8 million of 7 3/4% Convertible Subordinated Debentures due 2001. Had this conversion occurred on September 29, 1996, primary earnings per share would have been $1.28 for fiscal year 1997.

        OTHER RECENT PRONOUNCEMENTS. In July 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information". In October 1997, the Accounting Standards Executive Committee of American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition". All these statements are effective for fiscal years beginning after December 15, 1997. The Company will implement these statements as required. The future adoption of SFAS 130, SFAS 131, and SOP 97-2 is not expected to have a material effect on the Company's consolidated financial position or results of operations.


NOTE 3.  RESTRUCTURING

        During fiscal year 1995, the Company recorded restructuring provisions of $43 million. The amounts accrued and charged against the established provisions were as follows:


                                                    BEGINNING       CURRENT YEAR     ENDING
IN MILLIONS                                          BALANCE          CHARGES        BALANCE
--------------------------------------------------------------------------------------------
FISCAL 1997 ACTIVITY
Provision related to terminated employees........   $  2.5          $  (1.7)        $  0.8
Provisions for leases............................     10.0             (4.4)           5.6
Writedown of assets to be sold or discarded
and other........................................      2.0             (0.8)           1.2
                                                    ------          --------        ------
   Total.........................................   $ 14.5          $  (6.9)        $  7.6
                                                    ------          --------        ------

FISCAL 1996 ACTIVITY
Provision related to terminated employees........   $ 12.4          $  (9.9)        $  2.5
Provisions for leases............................     17.4             (7.4)          10.0
Writedown of assets to be sold or discarded
and other........................................      7.1             (5.1)           2.0
                                                    ------          --------        ------
   Total.........................................   $ 36.9          $ (22.4)        $ 14.5
                                                    ------          --------        ------

        The 1995 restructuring charge included provisions for the termination of approximately 520 employees as part of the Company's continuing cost reduction programs and realignment of the Company's various sales, manufacturing, and administrative operations. The fiscal 1995 provision for leases was primarily for costs associated with vacated leased properties, mainly in Western Europe and Australia, as a result of the Company's ongoing centralization and downsizing of its international operations. At September 27, 1997, the Company had substantially completed the employee terminations related to the 1995 restructuring. The remaining reserves at September 27, 1997 are for the remaining severance payments due to employees impacted by the restructuring actions and for leases for various domestic branch sales offices and excess vacant rental properties, primarily located in Europe. There have been no material changes in the Company's previously announced restructuring actions.


NOTE 4.  CONSOLIDATED BALANCE SHEET DETAILS

                                                               AS OF
                                                   ----------------------------
                                                      SEPT. 27,      SEPT. 28,
IN THOUSANDS                                             1997           1996
--------------------------------------------------------------------------------
INVENTORIES
Raw materials...................................     $  16,169        $   4,560
Work in process.................................        78,335           50,769
Finished systems................................        44,349           43,710
Field engineering parts and components..........        27,155           30,744
                                                     ---------        ----------
     Total inventories..........................     $ 166,008        $ 129,783
                                                     ---------        ----------
PROPERTY, PLANT, AND EQUIPMENT
Land............................................     $   3,512        $   2,997
Buildings and improvement.......................        75,819           78,493
Manufacturing and design equipment..............        95,931           91,180
Data processing, office, and other equipment....       399,812          374,962
Computer equipment spares.......................        82,277           91,340
                                                     ---------        ----------
     Total property, plant, and equipment.......       657,351          638,972
Accumulated depreciation........................      (476,941)        (471,300)
                                                     ---------        ----------
     Total property, plant, and equipment, net..     $ 180,410        $ 167,672
                                                     ---------        ----------

OTHER CURRENT LIABILITIES
Accrued employee compensation and benefits.....      $  86,268        $  77,223
Deferred revenues..............................         50,574           44,621
Accrued restructuring charges..................          7,649           14,543
Other accrued expenses.........................         92,707          104,309
Current portion of long-term debt..............              -            1,920
                                                     ---------        ----------
     Total other current liabilities...........      $ 237,198        $ 242,616
                                                     ---------        ----------

        During the current fiscal year, the Company retired fully depreciated computer equipment spares with an original cost of $20.3 million.

NOTE 5.  INCOME TAXES

        Domestic and foreign income (loss) before taxes, and details of the income tax provision (benefit) are as follows:

                                                      YEAR ENDED
                                       -----------------------------------------
                                         SEPT. 27,     SEPT. 28,    SEPT. 30,
IN THOUSANDS                               1997          1996          1995
--------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES
     Domestic......................      $62,125       $32,200      $(13,336)
     Foreign.......................       (3,825)         (555)      (24,762)
                                         --------      --------     ---------
                                         $58,300       $31,645      $(38,098)
                                         --------      --------     ---------

INCOME TAX PROVISION (BENEFIT)
Current
     Federal.......................      $   250       $   650      $   1,000
     Foreign.......................        1,091         1,076          1,175
     State.........................          800           800          2,000
                                         --------      --------     ----------
          Total Current............        2,141         2,526          4,175
                                         --------      --------     ----------

Deferred
     Federal.......................            -         1,350          2,500
     Foreign.......................          259          (376)         1,930
                                         --------      --------     ----------
          Total Deferred...........          259           974          4,430
                                         --------      --------     ----------
                                         $ 2,400       $ 3,500      $   8,605
                                         --------      --------     ----------

                                       26

        Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under SFAS 109, the benefit associated with future deductible temporary differences is recognized if it is more likely than not that a benefit will be realized. The Company has recorded a valuation allowance that offsets substantially all deferred tax assets as of the end of each related year. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence. Principal components of the deferred tax assets and liabilities included on the balance sheet at September 27, 1997 and September 28, 1996 were as follows:


                                                               AS OF
                                                   -----------------------------
                                                      SEPT. 27,      SEPT. 28,
IN THOUSANDS                                            1997           1996
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Inventory........................................    $   10,618     $    9,040
Operating expense................................        54,218         58,563
Intercompany profit in inventory and fixed assets         7,334          5,693
Depreciation.....................................         5,933          4,597
Restructuring....................................         1,403          5,817
Stock option plans...............................         6,026          5,527
Interest on convertible debentures...............         1,842          1,292
Net operating losses.............................       116,043        122,684
Tax credits......................................        17,696         11,796
                                                     ----------     ----------
     Gross deferred tax assets...................       221,113        225,009
Less: Valuation allowances.......................       195,071        204,017
                                                     ----------     ----------
     Total deferred tax assets...................        26,042         20,992
                                                     ----------     ----------

DEFERRED TAX LIABILITIES
Capitalized software development costs..........        (28,695)       (24,280)
Other...........................................         (2,748)        (1,854)
                                                     -----------    -----------
     Total deferred tax liabilities.............        (31,443)       (26,134)
                                                     -----------    -----------
     Net deferred tax liabilities...............     $   (5,401)    $   (5,142)
                                                     -----------    -----------


Reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:


                                                      YEAR ENDED
                                       -----------------------------------------
                                            SEPT. 27,     SEPT. 28,    SEPT. 30,
                                              1997          1996         1995
--------------------------------------------------------------------------------
U.S. Federal statutory rate..............   35.0%        35.0%        (35.0%)
State income taxes.......................    1.4          2.5           5.2
Net domestic and foreign
     losses without tax benefits.........    3.7         15.0          55.5
Net operating loss carryforwards utilized  (36.8)       (42.1)        (10.2)
Foreign income taxed at different rates..    0.4         (1.5)          4.4
Alternative minimum tax..................    0.4          2.1           2.6
Other....................................      -          0.1           0.1
                                           ------       ------        ------
Effective tax rate.......................    4.1%        11.1%         22.6%
                                           ------       ------        ------


        The Company has U.S. Federal and foreign operating loss carryforwards of approximately $311 million and tax credit carryforwards of approximately $18 million. The operating loss carryforwards expire in the years 1998 through 2010. The operating loss carryforward expiring in 1998 is an immaterial amount. The tax credit carryforwards expire in the years 2000 through 2004.

        Provision has not been made for U.S. or additional foreign taxes on approximately $86 million of undistributed earnings of foreign subsidiaries, as those earnings are considered to be permanently reinvested. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any. The amount of withholding tax that would be payable upon remittance of the entire amount of undistributed earnings would approximate $0.9 million.


NOTE 6.  DEBT

                                                                  AS OF
                                                       -------------------------
                                                         SEPT. 27,    SEPT. 28,
IN THOUSANDS                                               1997         1996
--------------------------------------------------------------------------------
6% Convertible Subordinated Notes due 2004............   $212,750     $      -
7 3/4% Convertible Subordinated Debentures due 2001...          -      125,000
8 3/8% Sinking Fund Debentures due 2002...............          -       26,891
                                                         --------     --------
                                                          212,750      151,891
Less: current portion.................................          -       (1,920)
                                                         --------     --------
                                                         $212,750     $149,971
                                                         --------     --------


        The 6% Convertible Subordinated Notes are convertible at the option of the holder, at any time prior to maturity, into shares of Common Stock of the Company at a conversion price of $26.194 per share, subject to adjustment for certain events. The Notes are subordinated to all Senior Indebtedness (as defined in an indenture under which the Notes were issued). At any time on or after May 18, 2000, the Company may redeem the Notes at decreasing redemption prices; and they may be redeemed at the option of the holder if there is a Fundamental Change (as defined in the indenture) in the Company's operations. The indenture does not contain any financial covenants or any restrictions on the payment of dividends or the repurchase of the Company's securities. Deferred debt issuance costs at September 27, 1997 of $5.6 million are being amortized to interest expense over the life of the Notes.

        On October 10, 1996, the Company acquired a $3.9 million principal amount of the 8 3/8% Sinking Fund Debentures at a discount. The transaction resulted in an immaterial gain. On May 21, 1997, the Company redeemed the remaining Sinking Fund Debentures. The Company paid a premium to debenture holders, and the transaction resulted in an immaterial loss. The debentures were retired using a portion of the proceeds of the issuance of 6% Convertible Subordinated Notes due 2004.

        On August 18, 1997, the Company redeemed $125 million of its 7 3/4% Convertible Subordinated Debentures due 2001 at a redemption price of 103.1% of the principal face value plus accrued interest to the redemption date. The debentures provided for conversion into Common Stock of Data General at a conversion price of $19.20 any time before the redemption date. Prior to August 18, 1997, $124.8 million of debentures were converted, which resulted in the issuance of 6.5 million shares of Common Stock.

        The Company does not have any maturity requirements for long-term debt for the next five fiscal years.

        At September 27, 1997, the Company had a $30 million unsecured letter of credit and reimbursement facility with a group of banks. On September 30, 1997, this facility was replaced with a $110 million unsecured senior revolving credit facility with a group of banks. This latter facility is available for working capital, capital expenditures, permitted acquisitions, and to secure the issuance of letters of credit. It contains certain covenants, including restrictions on particular liens, other indebtedness, and certain investments. The interest rate for borrowings under the revolving credit facility is the lower of 1.25% per annum above LIBOR or the prime rate plus .5%. Commitment fees paid on available funds during fiscal years 1997 and 1996 were not material. There were $5 million and $8 million of letters of credit secured by the $30 million letter of credit and reimbursement facility at September 27, 1997 and September 28, 1996, respectively. At September 30, 1997, those same $5 million of letters of credit became secured by the $110 million credit facility. During fiscal years 1997 and 1996, there were no borrowings under either of these facilities. The current facility has a duration of three years and expires on September 30, 2000.


NOTE 7.  FINANCIAL INSTRUMENTS, COMMITMENTS, AND CONTINGENCIES

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

        Fair values for cash and temporary cash investments, marketable debt securities, accounts receivable, notes payable, accounts payable, and accrued expenses approximate carrying value at September 27, 1997 and September 28, 1996, due to the relatively short maturity of these financial instruments. In fiscal year 1996, an equity security, held by the Company as an investment and previously accounted for under the cost method, began trading on a public stock exchange and is classified as available-for-sale. The fair value of this marketable equity security totaled $4 million and $10.9 million at September 27, 1997 and September 28, 1996, respectively. The fair value of investments and notes receivable, included in other assets, was $4 million and $4.2 million at the year-end September 27, 1997 and September 28, 1996, respectively, which is equal to their carrying values in both years. The fair value of long-term debt, including debt due within one year, at September 27, 1997 and September 28, 1996 was $267.8 million and $151.1 million, respectively, compared to carrying values of $212.8 million and $151.9 million, respectively.

        The Company enters into various forward contracts to limit its exposure to fluctuations in foreign currency exchange rates. As of September 27, 1997, in connection with the Company's foreign exchange hedging programs, the Company had entered into forward exchange contracts to purchase $88.6 million and to sell $172.9 million in various foreign currencies. The Company's exposure to credit risk is believed to be minimal since the counterparties are major financial institutions. The market risk exposure is limited to risk related to currency rate movements. As substantially all of these contracts were entered into shortly before year end, the fair value of outstanding contracts at September 27, 1997, not material in amount, approximates the original value of the forward contracts. Between the end of this fiscal year and September 30, 1997, forward exchange contracts to purchase $88.6 million and to sell $92.4 million in various foreign currencies matured and were settled. The remaining contracts mature at various dates through January 27, 1998.

        The Company's temporary cash investments, marketable securities, and accounts receivable are subject to potential concentrations of credit risk. The Company's investment policies limit the amount of investments in a single institution and restrict investments to low-risk, highly liquid securities. Portions of the Company's trade receivables are concentrated in the U.S. government and in the healthcare industry. Management does not believe that the Company is subject to any unusual risk beyond the normal credit risk attendant to operating its business. Ongoing credit evaluations of customers' financial condition are performed and generally, collateral is not required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

        In the normal course of business, the Company enters into certain sales-type lease arrangements with customers. These leases are generally sold to third party financing institutions. A portion of these arrangements contains certain recourse provisions under which the Company remains liable. The Company's maximum exposure under the recourse provisions was approximately $13.6 million, net of related reserves. A portion of this contingent obligation is collateralized by security interests in the related equipment. The fair value of the recourse obligation at September 27, 1997 was not determinable as no market exists for these obligations.

        LEASE COMMITMENTS. Lease agreements are primarily for sales and service offices and the Company's corporate headquarters. The leases expire at various dates through 2017 and some contain options for renewal. Rental expense, including amounts charged against previously established restructuring reserves for vacant and sublet properties, was $29.9 million, $32.2 million, and $32.3 million for fiscal years 1997, 1996, and 1995, respectively.

        Future minimum rental payments under existing non-cancelable operating leases as of September 27, 1997 are as follows:

FISCAL YEAR       IN  MILLIONS
------------------------------
1998....................  25.9
1999....................  19.5
2000....................  16.1
2001....................  13.7
2002....................  12.0
Subsequent to 2002......  72.4
                       -------
                       $ 159.6
                       -------

        A majority of the leases contain escalation clauses which provide for increases in base rentals to recover increases in future operating costs. The future minimum rental payments shown above include base rentals, exclusive of any future escalation. Approximately $55 million, prior to amounts expected to be recovered through subleases, of the future minimum rental payments shown above relate to facilities which have been closed or are expected to be closed as the result of the Company's restructuring and cost reduction program. A portion of the future rental obligations for these facilities, net of amounts expected to be recovered through existing and future subleases, has been accrued as part of the restructuring charges.

        LITIGATION. In fiscal 1995, the Company settled with Northrop Grumman Corporation its six-year copyright infringement and trade secrets litigation against Grumman Support Systems Corporation ("Grumman"). Under the terms of this settlement, Grumman paid the Company $53 million and the parties dismissed all pending litigation. The Company recognized a pre-tax gain, net of related legal fees and other expenses, of $44.5 million resulting from the settlement, which is included in other income, net, in the Consolidated Statements of Operations.

        The Company has been engaged in patent infringement litigation against IBM Corporation since November 1994. Two lawsuits, both in the discovery stages, are pending in the United States District Court for the District of
Massachusetts in Worcester. The Company alleges that several IBM products, including the AS/400 midrange systems and the AS/400 RISC-based computer product line, infringe various Company's patents. Both suits seek compensatory damages and, where appropriate, injunctive relief. IBM has answered both complaints, has denied the Company's infringement claims, and has interposed counterclaims alleging that the Company's AViiON and CLARiiON computer systems infringe IBM patents.

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


NOTE 8.  STOCKHOLDERS' EQUITY

        The Company has 100,000,000 authorized shares of Common Stock. As of September 27, 1997, 48,808,000 shares of Common Stock have been issued, of which 220,000 shares with a cost of $6.5 million are held by the Company as treasury shares. As of September 28, 1996, 39,821,000 shares of Common Stock had been issued, of which 220,000 shares with a cost of $6.5 million were held by the Company as treasury shares.

        The Company has 1,000,000 authorized shares of $.01 par value preferred stock. The Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock in such series and with such terms and conditions as the Board may determine. In connection with the adoption of the Company's Stockholder Rights Plan (see below), as of September 27, 1997, 400,000 shares of preferred stock had been designated as Series A Junior Participating Preferred Stock. On November 5, 1997, an additional 200,000 shares of preferred stock were designated as Series A Junior Participating Preferred Stock. No shares of preferred stock have been issued as of September 27, 1997.

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

NOTE 9.  STOCK PLANS

        The Company adopted SFAS 123, "Accounting for Stock-Based Compensation" in fiscal 1997. As permitted by SFAS 123, the Company continues to measure compensation cost in accordance with APB Opinion 25 and related Interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans, including the employee stock purchase plan, been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                            YEAR ENDED
                                                    ----------------------------
                                                      SEPT. 27,     SEPT. 28,
                                                        1997          1996
--------------------------------------------------------------------------------
Net income (in thousands)
          As reported............................     $55,900        $28,145
          Pro forma..............................      52,473         26,161

Primary earnings per share
          As reported............................       $1.26          $0.68
          Pro forma..............................       $1.19          $0.64


        The effect on net income and earnings per share is not expected to be indicative of the effects on net income and earnings per share in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                            YEAR ENDED
                                                   -----------------------------
                                                      SEPT. 27,     SEPT. 28,
                                                        1997          1996
--------------------------------------------------------------------------------
Expected volatility..............................     38.75%        42.91%
Risk-free interest rate..........................      5.9%          5.6%
Expected life of options in years................      4.2           4.2
Expected dividend yield..........................       -             -


        During fiscal years 1997 and 1996, the weighted average grant-date fair value of options granted was $10.73 and $6.09 per share, respectively, and the exercise price of options granted was $11.70 and $8.65 per share, respectively.

        EMPLOYEE STOCK OPTION PLANS. The Company has three stock option plans that authorize the grant of either incentive stock options or non-qualified stock options to key employees, to purchase up to 21,500,000 shares of Common Stock. For incentive options, the purchase price is equal to the fair market value on the date of grant. For non-qualified options, the purchase price is determined by the plan committees within limits as set forth in the plans. Options granted under the plans generally are immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the Company at their original purchase price. The periods over which restrictions lapse are determined by the plan committees. Options may expire up to ten years after date of grant. During fiscal 1997, 3,500,000 additional shares of Common Stock were authorized for issuance under the plans.

        A summary of the status of these stock option plans as of September 27, 1997, September 28, 1996, and September 30, 1995 and changes during the years ending on those dates is presented as follows:


                                               NO. OF OPTIONS WTD. AVG. PRICE
                                                 (000's)          PER SHARE
--------------------------------------------------------------------------------
Outstanding, September 24, 1994.............      4,950             $5.51
     Options granted........................      1,632             $5.37
     Options exercised......................       (675)            $3.82
     Options canceled.......................       (465)            $7.66
                                                  -----
Outstanding, September 30, 1995.............      5,442             $5.49

     Options granted........................        624             $6.43
     Options exercised......................       (958)            $4.25
     Options canceled.......................       (298)            $5.63
                                                  -----
Outstanding, September 28, 1996.............      4,810             $5.88

     Options granted........................      1,274             $9.40
     Options exercised......................     (1,900)            $5.39
     Options canceled.......................       (151)            $6.14
                                                  -----
Outstanding, September 27, 1997.............      4,033             $7.22
                                                  =====

Exercisable, September 27, 1997.............      1,274             $6.96

Options reserved for future grants,
September 27, 1997..........................      4,902


        The  following  table  summarizes   information  about  these  plans  at
September 27, 1997:

                                                                                   Options
                                Options Outstanding                          Currently Exercisable
               ======================================================   ==============================
                                  Wtd. Avg.
Exercise          No. of         Contractual            Wtd Avg.          No. of          Wtd. Avg.
Price Range       Options       Life(in Years)       Exercise Price       Options       Exercise Price
-----------       -------       --------------       --------------       -------       --------------
                  (000's)                                                 (000's)
$1.06 - $3.97       453             6.76                 $ 3.27             161             $ 2.89
$4.00 - $7.94     2,106             7.30                 $ 5.52             574             $ 5.03
$8.00 - $18.88    1,474             7.79                 $10.86             539             $10.22



        EMPLOYEE QUALIFIED STOCK PURCHASE PLAN. This plan covers substantially all employees and authorizes the issuance of a maximum of 11,100,000 shares of Common Stock upon exercise of nontransferable options granted semiannually. The options are exercisable six months after grant, at the lower of 85% of market value at the beginning or end of the six-month period, through accumulation of payroll deductions of up to 10% of each participating employee's regular base pay at the beginning of each period. During fiscal 1997, 2,500,000 additional shares of Common Stock were authorized for issuance under the plan, and options were exercised to purchase 579,000 shares at an average price of $11.63 per share. Unissued shares of Common Stock reserved for future issuance under this plan were 2,280,000 shares at September 27, 1997 and 359,000 shares at September 28, 1996.

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

        During fiscal 1997, 1996, and 1995,  28,000,  24,000, and 24,000 options were granted at a weighted average price of $20.30, $15.75, and $8.38 per share, respectively. During fiscal 1997, options were exercised to purchase 11,000 shares at a weighted average price of $9.12 per share. There were no options exercised during both fiscal years 1996 and 1995. There were no options canceled during fiscal years 1997, 1996, and 1995. Options to purchase 81,000, 64000, and 40,000 shares at a weighted average price of $14.61, $11.17, and $8.43 per share, respectively, were outstanding at the end of fiscal 1997, 1996, and 1995. As of September 27, 1997, the 81,000 options outstanding in this plan have exercise prices between $8.38 and $33.32 with a weighted average remaining contractual life of 8.2 years, and 19,000 shares were exercisable at a weighted average price of $10.36 per share. There were 58,000 shares reserved for future grants at September 27, 1997.

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

        During fiscal 1995, options to purchase 4,000 shares at a weighted average price of $2.66 per share were issued. There were no options exercised during fiscal 1997. During fiscal years 1996 and 1995, 4,000 and 2,000 options were exercised at a weighted average price of $10.50 and $4.38 per share, respectively. There were no options canceled during fiscal years 1997, 1996, and 1995. At September 27, 1997, options to purchase 10,000 shares at exercise prices between $1.81 and $4.38, with a weighted average remaining contractual life of 5.8 years were outstanding, and 7,000 shares were exercisable at a weighted average price of $2.79 per share. This plan terminated on December 31, 1994. Outstanding options can be exercised until their expiration date. No new options can be issued.


NOTE 10.  BENEFIT PLANS

        The Company has a noncontributory defined benefit pension plan which covers substantially all U.S. employees. The Company also has a supplemental retirement benefit plan, which covers certain U.S. employees. Benefits under the plans are based on an employee's regular base pay and creditable years of service, as defined in the plans. Certain of the Company's foreign subsidiaries also have retirement plans covering substantially all of their employees. Benefits under these plans are generally based on either career average or final average salaries and creditable years of service, as defined in the plans. The annual cost for these plans is determined using the projected unit credit actuarial cost method which includes significant actuarial assumptions and estimates which are subject to change in the near term. Prior service cost is amortized over the average remaining service period of employees expected to receive benefits under the plan. Funds contributed to the plans are invested primarily in common stocks, mutual funds, global bond funds, and cash equivalent securities.

The components of net pension expense are as follows:

                                                        YEAR ENDED
                                           -------------------------------------
                                            SEPT. 27,    SEPT. 28,    SEPT. 30,
IN THOUSANDS                                  1997         1996         1995
--------------------------------------------------------------------------------
Service cost............................... $  7,886     $  7,468     $  7,806
Interest on projected benefit obligation...   14,127       12,736       11,504
Actual return on plan assets...............  (32,325)     (14,362)     (17,460)
Deferral of net actuarial gains and
  amortization of transition surplus and
  prior service cost.......................   17,261        2,283        7,850
Curtailment loss, net of settlement gain...      316          (50)         817
                                            --------     --------     --------
Net pension expense........................ $  7,265     $  8,075     $ 10,517
                                            --------     --------     --------

The funded status of the plans is as follows:

                                                                AS OF
                                                       -------------------------
                                                        SEPT. 27,    SEPT. 28,
IN THOUSANDS                                              1997         1996
--------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS
     Vested benefit obligation.........................  $174,673     $150,779
                                                         --------     --------
     Accumulated benefit obligation....................  $183,164     $158,683
                                                         --------     --------
     Projected benefit obligation......................  $203,070     $178,353

Market value of plan assets............................   192,424      150,096
                                                         --------     --------
Excess of projected benefit obligation over plan assets    10,646       28,257
Unrecognized actuarial gain............................    15,560        5,871
Unrecognized prior service cost........................   (16,561)     (17,995)
Unrecognized transition surplus, net...................     6,236        7,062
                                                         --------     --------
Net pension liability included in current
  and other liabilities...............................   $ 15,881     $ 23,195
                                                         --------     --------

ASSUMPTIONS USED IN COMPUTING THE FUNDED
STATUS OF THE PLANS
     Weighted average discount rate...................      7.63%        8.00%
     Expected  long-term  weighted  average rate
       of return of assets............................      9.41%        9.65%
     Weighted average rate of increase in
       compensation levels............................      4.16%        4.31%


        As of October 1, 1997, the U.S. plan was amended to change the benefit for creditable service prior to October 1, 1997 to 1 1/2% of a participant's average base pay on October 1, 1997. The benefit formula for future service did not change. The update will generally result in increased benefits to participants with creditable service prior to October 1, 1997. The amendment resulted in increases of approximately $11.8 million, $13.1 million, and $7.8 million in the fiscal 1998 vested benefit obligation, accumulated benefit obligation, and projected benefit obligation, respectively.

        As a result of the Company's restructuring and cost containment programs, pension curtailment losses of $0.9 million were recognized in fiscal 1995. This amount was previously reserved as part of the fiscal 1994 and 1993 restructuring charges.

        The Company also has foreign defined contribution pension plans. Total pension cost charged to expense for these plans was $1.6 million in both fiscal years 1997 and 1996, and $1.7 million in fiscal 1995.

        The Company's post-retirement benefit plan provides certain medical and life insurance benefits for retired employees. Substantially all U.S. employees of the Company may become eligible for these benefits if they remain employed until normal retirement age and fulfill other eligibility requirements as specified by the plan. With the exception of certain participants who retired prior to 1986, the medical benefit plan requires monthly contributions by retired participants in amounts equal to insured equivalent costs less a fixed Company contribution which is dependent on the participant's length of service and Medicare eligibility. Benefits are continued to dependents of eligible retiree participants for 39 weeks after the death of the retiree. The life insurance benefit plan is noncontributory. Funds contributed to the plan are invested primarily in common stocks, mutual funds, and cash equivalent securities.

The components of net periodic post-retirement benefit cost are as follows:


                                                        YEAR ENDED
                                             -----------------------------------
                                             SEPT. 27,   SEPT. 28,    SEPT. 30,
IN THOUSANDS                                   1997        1996         1995
--------------------------------------------------------------------------------
Service cost...............................  $   296     $   293      $   308
Interest on projected benefit obligation...      687         655          657
Actual return on plan assets...............      (26)        (56)        (150)
Deferral of net actuarial gains and
  amortization of transition surplus and
  prior service cost.......................      247         282          344
                                             -------     -------      -------
Net pension expense                          $ 1,204     $ 1,174      $ 1,159


The funded status of the plan is as follows:

                                                                 AS OF
                                                     ---------------------------
                                                         SEPT. 27,    SEPT. 28,
IN THOUSANDS                                               1997         1996
-------------------------------------------------------------------------------
ACCUMULATED POST-RETIREMENT BENEFIT OBLIGATION
     Retirees.........................................   $ 4,273     $ 3,989
     Fully eligible active plan participants..........     1,206       1,088
     Other active plan participants...................     4,085       3,683
                                                         -------     -------
Total accumulated post-retirement benefit obligation..     9,564       8,760
Market value of plan assets...........................        88          66
                                                         -------     -------
Excess of accumulated post-retirement benefit
  obligation over plan assets.........................     9,476       8,694
Unrecognized transition obligation....................    (2,292)     (2,468)
Unrecognized prior service cost.......................      (719)       (791)
Unrecognized actuarial gain...........................     1,293       1,118
                                                         -------     -------
Net post-retirement benefit liability included
  in current and other liabilities....................   $ 7,758     $ 6,553
                                                         -------     -------
ASSUMPTIONS USED IN COMPUTING THE FUNDED
STATUS OF THE PLAN
     Weighted average discount rate...................     7.75%       8.00%
     Expected long-term weighted average rate
       of return of assets............................    10.00%      10.00%


        For participants who receive full retiree medical benefits, the medical premium rates were assumed to increase at 7% for fiscal 1997 and thereafter. A 1% increase in the medical trend rate would not have a significant impact on the accumulated post-retirement benefit obligation as of September 28, 1997.

NOTE 11.  EARNINGS PER SHARE

        In February 1997, the FASB issued SFAS 128, "Earnings per Share". SFAS 128 specifies modifications to the calculation of earnings per share from that currently used by the Company. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997. As required by the Securities and Exchange Commission, the Company discloses pro forma earnings per share amounts computed in accordance with the SFAS 128 in the notes to the Consolidated Financial Statements prior to required adoption.

                                                                       YEAR ENDED
                               ----------------------------------------------------------------------------------------
                                           SEP. 27, 1997                                     SEP 28, 1996
                               --------------------------------------          ----------------------------------------
in thousands,                    Income        Shares       Per-Share            Income         Shares       Per-Share
except per share amounts       (Numerator)  (Denominator)    Amount            (Numerator)   (Denominator)     Amount
-------------------------      -----------  -------------   ---------          -----------   -------------   ----------
BASIC EARNINGS PER SHARE
Net income available to
  common stockholders           $55,900        41,347        $1.35               $28,145        38,769         $0.73

EFFECT OF DILUTIVE SECURITIES
Stock Options                        --         2,868                                 --         2,326
                                -------        ------                            -------        ------

DILUTED EARNINGS PER SHARE
Net income available to common
  stockholders and assumed
  conversions                   $55,900        44,215        $1.26               $28,145        41,095         $0.68
                                =======        ======        =====               =======        ======         =====


        For the years ended September 27, 1997 and September 28, 1996, the assumed conversion of convertible debentures, giving effect to the incremental shares and the adjustment to reduce interest expense, is anti-dilutive and has therefore been excluded from the computation.


NOTE 12.  GEOGRAPHIC SEGMENT DATA

The Company's operations involve a single industry segment - the design, manufacture, sale and support of multi-user computer systems, servers, and mass storage devices.

Financial information, summarized by geographic area, is presented below.


                                                                             OTHER
IN THOUSANDS                           UNITED STATES        EUROPE        INTERNATIONAL        ELIMINATIONS        CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER  27, 1997

Total revenues
     Unaffiliated customers..........   $1,133,230          $273,838          $126,101                             $1,533,169
     Inter-area transfers............      115,620                 -            29,608          $(145,228)                  -
                                        ----------          --------          --------          ---------          ----------
          Total......................   $1,248,850          $273,838          $155,709          $(145,228)         $1,533,169
                                        ----------          --------          --------          ---------          ----------
Income (loss) from operations........   $   70,274          $ (5,031)         $ (4,563)         $   2,493          $   63,173
                                        ----------          --------          --------          ---------          ----------
Identifiable assets..................   $  684,899          $184,554          $ 94,684          $(129,523)         $  834,614
                                        ----------          --------          --------          ---------
Corporate assets.....................                                                                                 300,254
                                                                                                                   ----------
          Total assets...............                                                                              $1,134,868
                                                                                                                   ==========

YEAR ENDED SEPTEMBER  28, 1996
Total revenues
     Unaffiliated customers..........   $  941,916          $263,461          $116,873                             $1,322,250
     Inter-area transfers............      120,810                 -            26,497          $(147,307)                  -
                                        ----------          --------          --------          ---------          ----------
          Total......................   $1,062,726          $263,461          $143,370          $(147,307)         $1,322,250
                                        ----------          --------          --------          ---------          ----------
Income (loss) from operations........   $   42,277          $  3,054         $  (9,613)         $   1,559          $   37,277
                                        ----------          --------          --------          ---------          ----------
Identifiable assets..................   $  562,845          $177,903          $ 88,614          $(106,897)         $  722,465
                                        ----------          --------          --------          ---------
Corporate assets.....................                                                                                 137,978
                                                                                                                   ----------
          Total assets...............                                                                              $  860,443
                                                                                                                   ==========


YEAR ENDED SEPTEMBER  30, 1995
Total revenues
     Unaffiliated customers..........   $  744,762          $295,357          $119,197                             $1,159,316
     Inter-area transfers............      117,811                 -            20,416          $(138,227)                  -
                                        ----------          --------          --------          ---------          ----------
          Total......................   $  862,573          $295,357          $139,613          $(138,227)         $1,159,316
                                        ----------          --------          --------          ---------          ----------
Restructure charge...................   $   19,168          $ 18,901          $  4,931                             $   43,000
                                        ----------          --------          --------                             ----------
Income (loss) from operations........   $  (51,686)         $(15,108)         $(16,050)         $   6,890          $  (75,954)
                                        ----------          --------          --------          ---------          ----------
Identifiable assets..................   $  548,503          $193,971          $ 87,746          $(104,248)         $  725,972
                                        ----------          --------          --------          ---------
Corporate assets.....................                                                                                 106,046
                                                                                                                   ----------
          Total assets...............                                                                              $  832,018
                                                                                                                   ==========


        United States inter-area transfers primarily represent shipments of equipment and parts to international subsidiaries. Other international inter-area transfers primarily represent shipments of work in process and finished goods inventory from manufacturing facilities to domestic operations. These inter-area shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. United States revenues from unaffiliated customers include direct export sales. Corporate assets consist primarily of temporary cash investments and marketable securities.

        Total liabilities of international subsidiaries, before intercompany eliminations, were $247.2 million at September 27, 1997 and $223.1 million at September 28, 1996. Cumulative retained earnings of international subsidiaries were $87.7 million at September 27, 1997 and $74.6 million at September 28, 1996

DATA GENERAL CORPORATION
REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF DATA GENERAL CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of Data General Corporation and its subsidiaries at September 27, 1997 and September 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Boston, Massachusetts
October 29, 1997


SUPPLEMENTAL FINANCIAL INFORMATION


QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               FIRST         SECOND          THIRD         FOURTH         FISCAL
IN MILLIONS, EXCEPT PER SHARE AMOUNTS         QUARTER        QUARTER        QUARTER        QUARTER         YEAR
 -----------------------------------------------------------------------------------------------------------------------

FISCAL 1997:
Total revenues.......................          $348.5          $389.3         $391.3         $404.1         $1,533.2
Total cost of revenues...............           229.5           260.8          260.9          270.4          1,021.6
Net income...........................            10.4            13.8           14.7           17.0             55.9
Net income per share.................          $ 0.25          $ 0.32         $ 0.34         $ 0.35         $   1.26

FISCAL 1996
Total revenues.......................          $327.6          $335.2         $323.2         $336.3         $1,322.3
Total cost of revenues...............           221.7           224.2          211.2          220.6            877.7
Net income...........................             4.7             6.3            7.2            9.9             28.1
Net income per share.................          $ 0.12          $ 0.15         $ 0.17         $ 0.24         $   0.68


STOCK PRICE RANGE

The principal markets on which the Company's stock is traded are the New York Stock Exchange ("NYSE") under the symbol "DGN", and the London Stock Exchange. The table below shows the range of reported last sale prices on the NYSE for the Company's Common Stock during each quarterly period for the last two fiscal years.

                                        FISCAL 1997               FISCAL 1996
                                     ----------------          ----------------
                                     HIGH        LOW           HIGH        LOW
--------------------------------------------------------------------------------
First quarter..................      15 5/8      13            14 3/4      9 1/4
Second quarter.................      20 3/8      14 1/2        19 1/8     11 3/4
Third quarter.................       26 1/2      15 5/8        17 1/8     12 1/4
Fourth quarter................       37 1/4      25 3/4        14          9 1/4




DATA GENERAL CORPORATION

FACILITIES

Data General does business in more than 70 countries through direct sales, subsidiaries, distributors, and representatives. The company has approximately 250 sales and service offices. Major administrative,development, manufacturing, and support facilities, and subsidiaries' headquarters locations are listed below.

FACILITY LOCATION
(Approximate Square Feet)

Westborough, Massachusetts
(512,000/Leased)             corporate headquarters; administration; product
                             development; special systems

Southborough, Massachusetts
(545,000)                    manufacturing service division;  software
                             reproduction; distribution center;   equipment
                             refurbishment; major unit repair; custom product manufacturing; field engineering services and logistics; and the CLARiiON Business Unit

Apex,  North  Carolina
(388,000)                    assembly,  test  and  systems integration  facility

Research Triangle Park,
North Carolina
(174,000)                    advanced systems research and development

Norcross, Georgia
(105,000/Leased)             customer support  center

Mississauga, Ontario,
Canada
(32,000/Leased)              sales;  field engineering; administration

Etobicoke, Ontario, Canada
(18,000/Leased)              product repair  center

Chihuahua, Mexico
(55,000/Leased)              product  repair  center

Schwalbach, Germany
(48,000/Leased)              sales;  customer  education;   services

Brentford, England
(120,000/Leased)*            sales; services; administration; customer education

Manila,   Philippines
(68,000)                     power   supply  and   transformer manufacturing;
                             communications  products assembly and test

Melbourne, Australia
(31,000/Leased)              product repair center; logistics and equipment
                             refurbishment

* Includes 30,000 square-feet of sub-leased space.

SUBSIDIARY HEADQUARTERS

Canada                          Toronto/Mississauga

ASIA/PACIFIC
Australia                       Sydney
Hong Kong
Japan                           Tokyo
Korea                           Seoul
Malaysia                        Kuala Lumpur
New Zealand                     Wellington
Singapore
Thailand                        Bangkok

EUROPE
Austria                         Vienna
Belgium                         Brussels
Denmark                         Copenhagen/Smedeholm
France                          Paris/Velizy
Germany                         Frankfurt/Schwalbach
Italy                           Milan
Netherlands                     Amsterdam
Norway                          Oslo/Voyenenga
Portugal                        Lisbon
Spain                           Madrid
Sweden                          Stockholm/Kista
Switzerland                     Zurich
United Kingdom and Ireland      London/Brentford

LATIN AMERICA
Argentina                       Buenos Aires
Brazil                          Sao Paulo
Chile                           Santiago
Mexico                          Monterrey
Peru                            Lima
Puerto Rico                     San Juan
Venezuela                       Caracas

DATA GENERAL CORPORATION

OFFICERS AND DIRECTORS

Frederick R. Adler             Director, Chairman of the Executive Committee;
                               of counsel to Fulbright & Jaworski L.L.P.
                               Attorneys at Law, New York, New York

Ethan Allen Jr.                Vice President, Services

Stephen P. Baxter              Vice President, Europe

Ferdinand Colloredo-Mansfeld   Director; Chairman of the Board, Cabot Partners
                               Limited Partnership, Boston, Massachusetts

Jeffrey M. Cunningham*         Director; Group Publisher, Forbes, Inc.,
                               New York, New York

William J. Cunningham          Senior Vice President, Manufacturing and Product
                               Development

Arthur W. DeMelle              Senior Vice President; Chief Financial Officer

David J. Ellenberger           Vice President, NT Business Unit

Jacob Frank                    Vice President and General Counsel

John J. Gavin Jr.              Vice President; Controller

Larry D. Hemmerich             Vice President, CLARiiON Business Unit

Carl E. Kaplan                 Secretary; Senior Partner, Fulbright & Jaworski
                               L.L.P. Attorneys at Law, New York, New York

Robert C. McBride              Vice President; Treasurer

Anthony C. Nicoletti           Vice President, Asia and CLARiiON Asia/Pacific

James J. Ryan                  Vice President, Information Management Group

Joel Schwartz                  Senior Vice President, Worldwide Sales

Ronald L. Skates               President and Chief Executive Officer; Director

W. Nicholas Thorndike          Director; Corporate Director and Trustee

Donald H. Trautlein            Director; Retired Chairman, Bethlehem Steel
                               Corporation, Bethlehem, Pennsylvania

Richard L. Tucker              Director; Managing Director, Trinity Investment
                               Management Corporation, Boston, Massachusetts

J. Thomas West                 Senior Vice President, Advanced Development

William L. Wilson              Senior Vice President, Marketing

*  Elected during 1997

DATA GENERAL CORPORATION

CORPORATE INFORMATION

CORPORATE HEADQUARTERS          Data General Corporation
                                4400 Computer Drive
                                Westborough, Mass. 01580
                                (508) 898-5000

LEGAL COUNSEL                   Fulbright & Jaworski L.L.P.
                                New York, New York

INDEPENDENT ACCOUNTANTS         Price Waterhouse LLP
                                Boston, Mass.

DEBENTURE TRUSTEE               The Bank of New York
                                Corporate Trust Office
                                101 Barclay St., Floor 21 West
                                New York, New York 10286

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

STOCK EXCHANGE LISTING          New York Stock Exchange
                                London Stock Exchange
                                Unlisted trading privileges on Boston, Midwest, Philadelphia, Pacific, and Cincinnati exchanges

TRADING SYMBOL                  DGN

ANNUAL MEETING                  The Annual Meeting of Stockholders  will be held
                                at   1:00   p.m.,   January   28,  1998  in  the
                                Enterprise Room, State Street Bank Building, 225
                                Franklin Street, Boston, Mass.


NUMBER OF STOCKHOLDERS          As   of   September   27,   1997,   there   were
                                approximately  10,600  stockholders  of  record.
                                This number excludes individual stockholders holding stock under nominee security position listings.

DIVIDEND POLICY                 No cash  dividends have been declared or paid by
                                the  company  since  its  inception.  It is  the
                                policy of the  company  to retain  any cash flow
                                for  future  business  expansion.   The  company
                                anticipates no change in this policy in the foreseeable future.

PUBLISHED INFORMATION           The company's  Annual Report,  Interim  Reports,
                                Form 10-K, and Quarterly Reports on Form 10-Q as
                                filed   with   the   Securities   and   Exchange
                                Commission, and other published information is available on request to:

                                        Investor Relations Department
                                        Data General Corporation
                                        4400 Computer Drive, Mail Stop 9S
                                        Westborough, Massachusetts 01580

                                Published information, as well as mailed or faxed copies of quarterly financial press releases, can be obtained by calling 1-800-941-2382.

                                All information is available on Data General's internet website at www.dg.com. In the section titled "About Data General," select "Financial Information for Investors."

                                Investors may also choose to:

                                o  Request information using e-mail to
                                   info@dg.com
                                o Dial the Company's FAX-back system at 1-800-99-DGFAX (North America only) and press 411 to receive a menu of publications by facsimile
                                o Call Data General Corporation at 1-800-DATAGEN



This report contains forward-looking statements under the captions "To Our Stockholders, Customers, and Employees" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which reflect Management's current views of future events and financial performance. These forward-looking statements involve risks and uncertainties, and are based upon many assumptions and factors, including the effects of period-to-period fluctuations, OEM inventory positions, and new product development and marketing. Many of these factors are discussed in the Company's Securities and Exchange Commission filings, including its annual report on Form 10-K for the year ended September 27, 1997. Any changes in assumptions or factors could produce significantly different results.

                                  Data General
               An Equal Opportunity / Affirmative Action Employer
                   Making a Commitment to Workforce Diversity

AViiON, AV Image, CLARiiON, DataGenie, DG/UX, DG/ViiSION,  ECLIPSE, and VALiiANT
     are registered trademarks; Cluster-in-a-Box, Multidimensional Storage Architecture, NTerprise Manager, NUMALiiNE, SiteStak, TeleStor, and THiiN are trademarks; and NTAlert is a service mark of Data General Corporation. Intel, the Intel Inside logo, Pentium, and Pentium Pro are registered trademarks of
     Intel Corporation. All other brand and product names are trademarks or registered trademarks of their respective holders. The materials contained herein are summary in nature, subject to change, and intended for general information only. Details and specifications regarding Data General equipment and software are included in the applicable technical manuals, available from local sales representatives. All rights reserved. Printed in the USA.

(BACK COVER)
How to contact Data General

World Wide Web
www.dg.com

E-Mail
info@dg.com

Mail, Telephone, FAX

North American Headquarters
Data General Corporation
4400 Computer Drive
Westborough, MA 01580
Telephone: 508-898-5000
Literature Requests: 1-800-DATA-GEN
FAX: 508-898-1319

European Headquarters
Data General Europe
Data General Tower
Great West Road, Brentford
Middlesex TW8 9AN
United Kingdom
Telephone: +44 (0)181.758.6000
FAX: +44 (0)181.758.6950

Asia/Pacific Headquarters
Data General Ltd.
11/F Southwest Wing
Warwick House
Taikoo Place, 979 Kings Road
Quarry Bay, Hong Kong, China
Telephone: (852) 2599-6688
FAX: (852) 2506-0221