Form 10-K, Exhibit 13
period 1998-09-26
DATA GENERAL CORP
filed 1998-12-17
CIK 26999

EXHIBIT 13

Data General Corporation
1998 Annual Report

Delivering storage and high-end computing solutions
                                   www.dg.com
                                www.clariion.com

Data General was built on technology leadership and innovation. Our objective is to be a leader in delivering open server and storage solutions through multiple distribution channels and strategic alliances. We provide superior customer service and support. We have shipped more than 500,000 computers and 75,000 storage subsystems worldwide.

                           Highlights of the past year

AViiON Enterprise Server Division
o Consolidated all AViiON(R) sales, marketing, product development, and professional services into a single organization focused on enterprise solutions
o Achieved market share leadership in systems running Microsoft(R) Windows NT(R) Server priced between $100,000 and $1,000,000, according to 1997 revenue figures from International Data Corporation
o Established, in conjunction with Microsoft Corporation, the first Healthcare Competency Center to provide technology labs for testing interoperability of applications that conform to ActiveX for Healthcare standards
o Introduced NTerprise Total Care services, featuring OMNiiCARE(SM), a 99.9 percent uptime guarantee for businesses running Microsoft Windows NT Server as their enterprise operating system on AViiON systems, and extended this guarantee to SQL Server 7.0, an industry first
o Continued to expand our AViiON family of high-availability "In-a-Box" solutions for Windows NT with new systems based on Intel(R) Pentium(R) II Xeon(R) processors
o Strengthened the AViiON NUMA (Non-Uniform Memory Access) family with shipments of the AV 25000; unveiled AVFlex(TM) services that enable customers to partition an AV 25000 server into multiple systems running the DG/UX(R) operating system as well as Microsoft Windows NT Server



CLARiiON Advanced Storage Division
o Reached new milestones with more than 75,000 disk arrays and five Petabytes (equivalent to two trillion typed pages) of RAID-protected storage shipped; listed as the year's top OEM RAID supplier in revenues by Gartner Group's Dataquest
o Became the first major storage vendor to ship full Fibre Channel disk arrays, a revolutionary family of storage subsystems that provides significantly greater performance, scalability, and flexibility than prior generation products
o Announced a strategic worldwide OEM agreement with Dell Computer Corporation to deliver enterprise storage products based on Data General's proven CLARiiON(R) Fibre Channel RAID technology
o Introduced Navisphere(R), the industry's most advanced enterprise storage management software, which allows system administrators to manage their storage installations from a single management platform located anywhere in the world
o Announced, with 3Com Corporation, the formation of a cross-industry alliance to deliver Fibre Channel Storage Area Network (SAN) solutions for Windows NT server platforms
o Began expansion of the sales and marketing force and transferred more than 100 engineers to CLARiiON to take advantage of storage market growth opportunities

The CLARiiON division of Data General was the first major storage vendor to ship full Fibre Channel subsystems.

To Our Stockholders, Customers, and Employees:

         Throughout the 1990s, Data General has been building its capabilities to deliver storage and high-end computing solutions. High-performance AViiON servers have enabled Data General to achieve market-share leadership in healthcare information systems technology and in segments of the fast-growing market for solutions based on the Microsoft Windows NT Server operating system. AViiON NUMA servers have enabled Data General to maintain momentum in the UNIX market. Our advanced CLARiiON storage systems have made Data General the leader in the OEM segment of the disk storage market.
         Fiscal 1998 was a transitional year for Data General, following two years of solid growth and profitability. After ten consecutive quarters of profitability extending into the first quarter of this fiscal year, our financial results were affected at mid-year by a delay in the transition from SCSI to Fibre Channel technology in the storage business. We, nonetheless, made significant progress by focusing additional resources on high-growth opportunities in key market segments and by restructuring operations to achieve greater efficiency. These actions helped us to return to profitability in the fourth quarter.
         For the full 1998 fiscal year, Data General reported a net loss of $152 million or $3.11 per share on revenues of $1.5 billion. The 1998 results include a charge of $135 million, or $2.76 per share related to the mid-year corporate restructuring. For fiscal 1997, the company reported net income of $56 million, or $1.26 per share on a diluted basis on revenues of $1.5 billion.
         As part of the June restructuring, we transferred approximately 100 people to the CLARiiON Advanced Storage Division where additional resources were deployed to capitalize on the growth opportunities for Fibre Channel storage. In our AViiON Enterprise Server Division, we consolidated sales, marketing, development, and professional services to more efficiently meet our customers' needs for comprehensive solutions. Our manufacturing, services, and administrative operations were also streamlined. Overall, the restructuring resulted in a net reduction in force of approximately 400 people, the consolidation of certain facilities, and the write-off of non-strategic assets. As a result of this restructuring, we expect net annual savings in the range of $40 to $45 million.

         AViiON Business

         Our objective in the AViiON Enterprise Server Division is to deliver high-end computing solutions based on industry-leading Intel processor-based servers, storage, and services. We focus on the enterprise level of the Microsoft Windows NT Server market and high-end UNIX solutions using our NUMA technology. We have a strong vertical market focus in healthcare and a vertical sales focus, in conjunction with software partners, in several other markets, including financial services, telecommunications, retail/distribution, and government. We are increasingly using a "consultative selling" approach to ensure that we meet our customers' business needs with solutions emphasizing software and integration partners and the services we deliver as part of the sale, such as networking and implementation, as well as maintenance.
         Our Windows NT business grew nearly 65 percent in fiscal 1998 -- twice the industry Windows NT growth rate -- and now represents nearly two-thirds of our Intel processor-based AViiON revenues. Data General is the worldwide market-share leader in midrange systems running Microsoft Windows NT Server priced between $100,000 and $1,000,000, according to the latest revenue figures from International Data Corporation.
         Data General provides innovative "In-a-Box" Windows NT configurations that include two AViiON servers, a highly available CLARiiON RAID storage system, and our NTerprise Manager(TM) server management software, all in a single rack-mounted system that is pre-loaded and pre-tested with the customer's software. Our "In-a-Box" system packaging has received strong customer acceptance and industry accolades.
         Part of our customers' attraction to Microsoft Windows NT Server is that it is an established operating system standard that enables systems vendors like Data General to add value in services, systems packaging, high availability, and other areas. There is no standard for the UNIX operating system. While several recent attempts by industry consortiums hold the promise of delivering a UNIX standard in the next few years, many versions of UNIX exist today, including our sophisticated DG/UX implementation. We have added new features and enhancements to DG/UX to increase the performance and functionality of our solutions.
         High-end NUMA-based AViiON servers drive the majority of our UNIX revenues. Our NUMA-based servers provide high performance and scalability for UNIX applications, including on-line transaction processing, enterprise resource planning, data warehousing, server consolidation, and mainframe migration. At fiscal year-end, we further strengthened the AViiON NUMA family with shipments of the AV 25000 -- a new generation of high-end servers which supports up to 64 Intel Pentium II Xeon processors. We also unveiled the AVFlex architecture that includes services and products that allow customers to partition an AV 25000 server into multiple independent DG/UX and Windows NT Server systems.
         Our worldwide AViiON customer base now includes: more than 30 percent of the hospitals in the United States, including Columbia/HCA, the largest healthcare operation in the U.S.; Bloomberg Financial Markets, one of the fastest-growing suppliers of financial data; Canadian-based Creo Products Inc., the world's leading supplier of computer-to-plate solutions for the graphic arts industry; European-based Baan, one of the market leaders in enterprise-wide software applications, which chose AViiON servers and CLARiiON storage for its European Demo Centre; more than one thousand retail firms including, Jordan's Furniture, a trendsetter in the marketing of retail home furnishings in the U.S.; many of the world's largest petrochemical firms; and departments of numerous national and local governments around the world.

CLARiiON Business

         Since 1992 when Data  General  created a business  unit to focus on OEM opportunities in the storage market, the CLARiiON product line has grown by taking advantage of the latest developments in storage systems technology. Over the past year, we have been transitioning from SCSI-based storage to a new generation of CLARiiON systems based on end-to-end Fibre Channel technology (full fibre connect to full fibre disks). CLARiiON revenues decreased in fiscal 1998 during the transition, but by year-end, total CLARiiON revenues were increasing quarter to quarter, and full Fibre Channel based systems represented over 40 percent of our storage business.
         Data General was the first major vendor to ship full end-to-end Fibre Channel storage systems. Our goal is to be the Fibre Channel storage vendor of choice in the open systems market. We believe Fibre Channel will become the dominant technology for disk array subsystems for the foreseeable future, and that it is a requisite for implementation of Storage Area Networks (SANs). SANs, which allow users the flexibility to choose best-of-breed storage to attach to their servers, are predicted by industry analysts to be a $5.5 billion market by 2001. We believe that our early lead in this technology provides us a meaningful opportunity to play a significant role in the growth of SANs.
         Data General's Fibre Channel technology received a significant endorsement when Dell Computer Corporation, the industry's fastest-growing server company, unveiled its high-end enterprise storage system this past summer. The PowerVault 650F, the first in Dell's family of server-attached storage systems, is based on CLARiiON Fibre Channel technology.
         We will increase our investment in CLARiiON during fiscal 1999, primarily through the hiring of additional research and development and sales and marketing professionals. Part of this investment will allow us to expand our channel coverage beyond the OEM market to include support of new and existing resellers as well as the implementation of a direct sales operation. While the increased investment will impact growth in near-term profitability, we believe that investing in CLARiiON is imperative if we are to take full advantage of the market opportunity before us.
         The worldwide CLARiiON installed base continues to grow, with more than 75,000 disk array subsystems and five Petabytes of RAID-protected storage shipped. CLARiiON SCSI and Fibre Channel storage solutions are supported on leading open systems platforms, including Hewlett-Packard, IBM AIX, Microsoft Windows NT, and Sun Microsystems. CLARiiON is supported through OEM agreements with companies such as ASC, Avid Technologies, Bull, Data General AViiON, DELL, Hewlett-Packard, ICL, NEC, Samsung, Sequent, Silicon Graphics, Tektronix, and others. CLARiiON storage is also sold around the world by value-added storage resellers such as Storage Technology, Omron in Japan, and BIC Electronics, which serves Tecnologica Informatica in Brazil and other distributors in Latin America.

Outlook

         We believe that we have the people, products, services, and strategy to succeed in the enterprise market. We are also well financed to pursue our growth strategy, with cash and marketable securities of $319 million and total capitalization of nearly $600 million at the end of fiscal 1998.
         Our AViiON enterprise server business should benefit from continued strong growth in the Microsoft Windows NT Server market and from our ability to leverage AViiON NUMA servers. Our CLARiiON storage business should benefit from increasing market acceptance of Fibre Channel technology where we are the only major storage vendor currently shipping full fibre RAID disk arrays. We are the leader in this advanced technology, which many industry analysts believe will soon become the dominant storage architecture. The growth opportunity that we see for the next several years with our full Fibre Channel CLARiiON disk arrays may be the best since we launched the product family in the early 1990s.
         Going forward, we believe we are well positioned for continued growth and profitability.

Respectfully submitted,


Ronald L. Skates
President and Chief Executive Officer
December 16, 1998

Data General AViiON servers and CLARiiON storage are at the heart of many critical applications at some of the world's largest petrochemical firms.

Meeting Customer Needs for Solutions

         Technology excellence and innovation have been the sustaining factors in Data General's growth since the company's founding in 1968. Technology continues to be at the core of our strategy to deliver industry-leading open servers and storage products, and provide our customers with complete business solutions and premier services. Over the past several years, Data General has taken a number of steps to deliver the type of solutions our customers need and to provide the company with new growth opportunities. These include:
o Adopting the Intel architecture, the world's leading computer platform, in our AViiON server family to ensure that our customers have access to the broadest range of software applications and solutions
o Pioneering Fibre Channel technology for CLARiiON storage, and being the first to deliver full Fibre Channel disk arrays
o Focusing on high-availability and clustering technologies which enable AViiON servers and CLARiiON storage to run mission-critical applications
o Developing highly scalable servers based on the NUMA architecture, which opens new opportunities such as data warehousing and server consolidation
o Pioneering the pre-loaded, pre-tested "In-a-Box" system packaging for the Microsoft Windows NT Server market, which expedites implementation and minimizes deployment risk
o Expanding the market for our CLARiiON storage products by establishing strong OEM and reseller alliances
o Continuing our focus on UNIX while dedicating new resources to Microsoft Windows NT Server, the fastest-growing operating system
o Supporting  UNIX and Windows NT server  strategies  with premier  services,
  including   networking,   data   warehousing,    integration,    migration,
  installation, and life-cycle support
o Helping customers better utilize their computing assets by becoming a Microsoft Authorized Support Center, Microsoft Authorized Technical Education Center, and SCO Authorized Support Center
o Providing   complete   business   solutions  by   strengthening   strategic
  partnerships with Microsoft, other leading suppliers of databases and applications, major vendors of enterprise resource planning (ERP), and other applications
o Delivering the industry's first uptime guarantee for the Microsoft  Windows
  NT Server operating system and Microsoft SQL Server 7.0 database
o Extending our manufacturing expertise to third parties through VALiiANT(R) contract manufacturing and design services, and REPAIRiiON(SM) product repair and logistics services, businesses which take advantage of our ISO 9000-certified operations
o Using the World Wide Web to expand Data General's market presence through our www.dg.com and www.clariion.com web sites, which include e-commerce product ordering features

Among Data General's AViiON  customers,  are over 30 percent of the hospitals in
the  United  States.   These  critical  operations  count  on  the  unparalleled
performance, security, and high availability of AViiON enterprise servers.

AViiON Solutions

Delivering high-end computing solutions begins with understanding each customer's unique business problem; then, assembling the hardware platform, software partners, services, and system integration to implement and deploy the solution. Accomplishing this requires Data General to provide an ever-changing variety of services, systems, and software from a wide range of sources, both internal and external.

Services

Data General's portfolio of services covers the spectrum of customer needs, including consulting, implementation, integration, networking, migration, and training, as well as 24-hour-a-day, 7-day-a-week, life-cycle support. We provide our customers with significant value through our services. One example is our NTerprise Total Care services, featuring a 99.9 percent uptime guarantee for businesses running Microsoft Windows NT Server as their enterprise operating system on AViiON systems. We are also the first company to make this guarantee available for Microsoft SQL Server 7.0 users.

Our Business Practices services are focused on Windows NT solutions, database and data warehousing, and migrations, essential areas in which customers benefit from our in-depth expertise and comprehensive service offerings. To ensure that mission-critical and general-purpose business applications function smoothly across the enterprise, we provide packaged Professional Services to help customers implement, integrate, and manage their system solutions quickly and easily.

Our Open Systems Training business provides lecture/lab courses, on-site training, and computer- and video-based training for many mission-critical components, including the operating system, network, database, off-the-shelf applications, and custom programs. In addition, our Open Systems Training organization is a Microsoft Authorized Technical Education Center and offers the Microsoft Certified Professional Program, which certifies a computer professional's ability to design, develop, implement, and support solutions with Microsoft products.

In fiscal 1998, Data General continued to expand its family of "In-a-Box" system packaging with TermServer-in-a-Box and Exchange-in-a-Box and new systems based on the latest technologies including Intel Pentium II Xeon processors.

Systems

Data General's AViiON family uses the power of the Intel architecture to provide customers with a broad and scalable family of high-performance systems ranging from departmental servers to enterprise systems. AViiON servers feature comprehensive security, reliability, high availability, and serviceability.

AViiON servers provide an excellent platform for deploying business solutions. Operating systems supported on AViiON servers include Microsoft Windows NT Server; Data General's own DG/UX, one of the most technically advanced UNIX operating systems on the market; and Citrix WinFrame/Enterprise Server.

Our top-of-the-line AV 25000 servers, with support for up to 64 processors, are based on NUMA technology. NUMA technology redefines price/performance levels and extends the capabilities of symmetric multiprocessing (SMP) systems, without requiring modifications to existing SMP applications. AVFlex, based on the AV 25000 server, is a comprehensive set of services and products that eases long-range IT planning with cost-effective system growth and the ability to adapt to changing business or application conditions.

Data General's clustering solutions for Microsoft Windows NT Server and DG/UX provide reliability, high availability and data protection for critical applications. Introduced in 1997, AViiON NT Cluster-in-a-Box(R) was the industry's first Microsoft Windows NT Server clustering solution in a pre-installed, pre-tested, single rack-mounted system. Cluster-in-a-Box combines two powerful AViiON Windows NT servers with NTerprise Manager server-management software, NTAlert(SM)automatic diagnostics, a CLARiiON disk array, and Microsoft Cluster Server clustering software. In fiscal 1998, we continued to expand our family of "In-a-Box" system packaging with TermServer-in-a-Box(TM) and Exchange-in-a-Box(TM) and new systems based on the latest technologies including Intel Pentium II Xeon processors. The AViiON servers that are used in our In-a-Box configurations are also available as stand-alone servers for thousands of Windows NT and UNIX applications.

Our UNIX clustering solution -- DG/UX Cluster(TM) -- includes two or more AViiON servers, a full Fibre Channel CLARiiON disk array, and a PC with cluster-management software. This year, Data General expanded clustering with Disaster Recovery Clusters, enabling customers to have widely dispersed back-up systems that keep businesses going even if their main data center is down. We also offer Failover Clusters and QuickClusters(TM), which provide customers with quick deployment and dedicated functionality in a single site.

Introduced in 1997, AViiON NT Cluster-in-a-Box was the industry's first Microsoft Windows NT Server clustering solution in a pre-installed, pre-tested, single rack-mounted system.

With our AViiON servers, we offer the DG/ViiSION(R) family of personal computers, which includes desktop, minitower, and laptop products featuring Intel processors.

For customers with special equipment or application requirements, our Special Systems team integrates third-party products into Data General systems and adapts standard Data General products to exact customer specifications. One example is our handheld computer family, which is designed for data collection environments in which long battery life, rugged design, and ease of use are critical features.

Strategic Business Partners

Data General works closely with leading software and integration services suppliers that understand specific customer problems and provide efficient, effective, and affordable computing solutions. Their complementary products and services add significant value to Data General's products, and allow us to bring complete business solutions to customers in diverse markets.

Data General teams with a multitude of solutions suppliers to offer a portfolio of applications for a variety of industries and markets, including healthcare, manufacturing, distribution, financial services, telecommunications, and government.

Delivering high-end computing solutions begins by understanding each customer's unique business problem; then, assembling the hardware platform, business partners, services, and system integration to implement and deploy the solution.

CLARiiON advanced storage systems provide the high availability and performance customers require for their most demanding applications in such areas as financial services and government.

Used with permission of NYSE

CLARiiON Storage Solutions

Our market-leading CLARiiON disk arrays are innovative, highly available storage subsystems based on RAID technology. Powerful, competitively priced, and compact, the CLARiiON family offers a wide range of storage systems, from disk arrays for servers on local area networks to high-capacity, high-availability arrays for enterprise servers with applications needing multiple Terabytes of storage.

The CLARiiON family continues to grow by taking advantage of the latest developments in information systems technology. CLARiiON was the first to ship full Fibre Channel technology -- the next-generation serial interface. Industry analysts expect the Fibre Channel storage market to grow exponentially over the next few years.

Staying ahead of the next storage trend, Data General CLARiiON, together with 3Com Corporation, announced the formation of a cross-industry alliance to deliver Fibre Channel Storage Area Network (SAN) solutions for Windows NT server platforms. The cross-industry alliance represents a commitment between CLARiiON, the leader in Fibre Channel storage technology, and 3Com, the leader in enterprise networking products, to work together to develop, qualify, and support total solutions for Storage Area Networks and we expect further penetration of the SAN market through new partnerships we will form in the coming year.

From mainframes to two-processor servers, CLARiiON disk arrays provide the high availability and performance customers require for their most demanding applications. Redundant subsystems within the CLARiiON arrays -- drives, storage control processors, power supplies, and fans -- eliminate many single points of failure. In the event of a problem, on-line maintenance allows replacement or repair of the component while under power and fully operational.

CLARiiON disk arrays allow concurrent multi-RAID configurations to maximize each application's performance. In addition, CLARiiON disk arrays offer an innovative mirrored cache feature that actually improves data integrity while dramatically improving performance.

In 1998, CLARiiON introduced Navisphere, the industry's most advanced storage management software, which allows system administrators to manage their storage installations from a single management platform located anywhere in the world. This Navisphere capability is a requisite for the successful implementation of SANs.

Multidimensional Storage Architecture(TM) (MSA) is the CLARiiON strategic framework for deploying open systems storage throughout an enterprise. MSA provides virtually unlimited flexibility to configure centrally managed storage pools through SANs that scale independently in five dimensions -- capacity, transaction performance, data throughput, connectivity, and availability of business information.

Services

CLARiiON delivers expert technical support, warranty and material programs, training, and professional services to our customers around the world. These same services support our strategic partners, enabling them to provide a complete set of services to their end customers.

As Storage Area Networks grow and become more distributed geographically, professional service providers increasingly must deliver sophisticated levels of support for these complex configurations. Tools to gather and analyze data more quickly and efficiently are required.

CLARiiON offers a comprehensive collection of storage maintenance and diagnostic
software, including CLARalert(R), an enterprise-wide,   network-based  service
solution. CLARalert delivers early notification of service events and provides remote diagnostic capabilities, 24 hours a day, 7 days a week, 365 days a year.

CLARiiON Service Powertools, packaged on a single CD-ROM, provides tools for support diagnostics, performance monitoring, event logging and notification, advanced scripting, disk array management, remote access, and serial port access. CLARiiON Service Powertools runs on an Windows NT platform, and delivers faster, more flexible service functionality, maximizing a support team's efficiency. Using Powertools results in more efficient disk array support, lower overall service costs, and higher user satisfaction.

Business Partners

CLARiiON disk arrays are installed in enterprises around the globe. Some of the world's leading server vendors and storage suppliers offer CLARiiON arrays in their products under their own labels. In addition to our growing direct sales operation, a variety of resellers and independent distributors offer our storage systems under the CLARiiON label.

Each CLARiiON partner has its own unique set of benefits. For example, server vendors (OEMs) offer direct support for their host platforms, as well as the CLARiiON disk array connect, while private labelers offer multiple CPU support and service. Value-added Resellers offer industry expertise, enabling them to recommend the best CLARiiON storage solution that meets the application's needs. Our distributors have chosen CLARiiON as their high-availability storage solution of choice, as part of the set of diverse products and services that they sell.

Data General teams with a multitude of solutions suppliers to offer a portfolio of applications for a variety of industries, including distribution and manufacturing.

Customer Services and Manufacturing

Data General's Customer Services and Manufacturing groups support our AViiON and CLARiiON businesses. Our worldwide Customer Service network is ready to provide our customers with service and support whenever and wherever they need it. With more than 200 U.S. field offices, 130 international service locations, three primary Customer Support Centers, and numerous secondary customer support organizations worldwide, our service is always available -- seven days a week, 24 hours a day.

Whether a customer needs full on-site service from a knowledgeable engineer, on-line telephone support from our Customer Support Centers, or customized support services, we have a ready-to-go solution. As a Microsoft Authorized Support Center (ASC), the Data General Customer Support Center provides software support services for Microsoft Windows NT for Workstations and Windows NT
Server, the full set of Microsoft desktop and BackOffice products, as well as hundreds of other software products. Data General is also a SCO Authorized Support Center, and has been certified to support SCO's operating system and client-integration products and customers in North America.

Data General was the first major computer vendor in the industry to have its entire U.S. Service and Support Organization registered with the Underwriters Laboratories (UL) and certified to the ISO 9001 Standard.

We also offer our manufacturing expertise to customers through our VALiiANT electronic manufacturing and design services business. With facilities in the U.S. and Asia, VALiiANT is a full-service supplier, offering design services for layout and metal fabrication, quick-turn prototype runs, volume manufacturing, and repair/engineering change services.

Data General also recently formed the REPAIRiiON business unit to provide product repair and logistics services for companies worldwide. This unit provides a one-stop source for customized repair and logistics solutions for businesses that wish to offer their customers quality service and extend the life of their key products while reducing their costs.

The company's manufacturing organization received two major awards in 1998. The Manufacturing Services operation received an "Excellence in Logistics" award from Transportation and Distribution Magazine, based on high marks in supply chain programs, inventory management, technology, strategic planning, and logistics activities. The company's Manila operations received the Philippine Quality Award. Based on Malcolm Baldridge award criteria, it is the highest form of national recognition accorded to organizations for outstanding quality performance in the Philippines.

Five-Year Summary of Selected Financial Data .................................18
Management's Discussion and Analysis of Financial Condition and Results of
Operations ...................................................................19
Consolidated Statements of Operations ........................................27
Consolidated Balance Sheets ..................................................28
Consolidated Statements of Cash Flows ........................................29
Consolidated Statements of Stockholders' Equity ..............................30
Notes to Consolidated Financial Statements ...................................31
Report of Independent Accountants ............................................41
Supplemental Financial Information ...........................................41
Directors and Senior Management ..............................................42
Facilities ...................................................................42
Corporate Information ........................................................43

DATA GENERAL CORPORATION
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
                                                                      YEAR ENDED
                                         -------------------------------------------------------------------
                                         SEPT. 26,       SEPT. 27,     SEPT. 28,     SEPT. 30,    SEPT. 24,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS     1998            1997          1996          1995          1994
------------------------------------------------------------------------------------------------------------
Total revenues                          $1,462,109      $1,533,169    $1,322,250    $1,159,316   $1,120,505
                                        ----------      ----------    ----------    ----------   ----------

Total cost of revenues                   1,071,491       1,021,569       877,692       772,047      733,114
Research and development                   118,731         109,984        98,022        85,886       90,826
Selling, general, and administrative       338,108         338,443       309,259       334,337      341,343
Restructuring charge                        82,400               -             -        43,000       35,000
                                       -------------   -------------  ------------  ------------ ------------
  Total costs and expenses               1,610,730       1,469,996     1,284,973     1,235,270    1,200,283
                                       -------------   -------------  ------------  ------------ ------------

Income (loss) from operations             (148,621)         63,173        37,277       (75,954)     (79,778)
Interest expense, net                        1,014           4,873         5,632         4,116        8,168
Other income, net                              240               -             -        41,972        2,353
                                       -------------   -------------  ------------  ------------ ------------

Income (loss) before income taxes         (149,395)         58,300        31,645       (38,098)     (85,593)
Income tax provision                         3,000           2,400         3,500         8,605        2,100
                                       -------------   -------------  ------------  ------------ ------------
Net income (loss)                        $(152,395)       $ 55,900      $ 28,145     $ (46,703)   $ (87,693)
                                       =============   =============  ============  ============ ============

Basic net income (loss) per share           $(3.11)          $1.35         $0.73        $(1.26)      $(2.45)

Diluted net income (loss) per share         $(3.11)          $1.26         $0.68        $(1.26)      $(2.45)

                                                                         AS OF
                                         ----------------------------------------------------------------------
                                            SEPT. 26,     SEPT. 27,     SEPT. 28,     SEPT. 30,    SEPT. 24,
DOLLARS IN THOUSANDS                          1998          1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------
Current assets                              $ 795,961     $ 858,236      $616,812     $ 591,485    $ 598,076
Current liabilities                           430,714       391,822       366,184       370,226      326,865
                                         -------------- ------------- ------------- ------------- -------------

Working capital                             $ 365,247     $ 466,414      $250,628     $ 221,259    $ 271,211
                                         ============== ============= ============= ============= =============

Total assets                               $1,065,064    $1,134,868      $860,443     $ 832,018    $ 821,864
Annual expenditures for property,
  plant, and equipment                      $ 114,247     $ 110,505      $ 94,670      $ 96,471     $ 92,955
Long-term debt                              $ 212,750     $ 212,750      $149,971     $ 153,457    $ 156,942
Other liabilities                            $ 36,645      $ 11,516      $ 15,224      $ 28,791     $ 29,445
Stockholders' equity                        $ 384,955     $ 518,780      $329,064     $ 279,544    $ 308,612
Employees                                       4,700         5,100         4,900         5,000        5,800

Results of operations are for 52-week periods except 1995, which is for a 53-week period. The company has not declared or paid cash dividends since its inception.

Data General Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The Company reported a net loss of $152 million for fiscal 1998 compared with net income of $56 million and $28 million for fiscal years 1997 and 1996, respectively. Included in the net loss for fiscal year 1998 was a charge of $135 million related to a restructuring program and certain asset write-downs resulting from the program.

Revenues (in millions)
===============================================================================
                          1998       Change       1997       Change        1996
                         ------------------------------------------------------

Product                  $1,068       (6%)       $1,142        24%        $ 924
 % of Total Revenues        73%                     74%                     70%

Service                     394        1%           391        (2%)         398
 % of Total Revenues        27%                     26%                     30%

Total                    $1,462       (5%)       $1,533        16%        $1,322
================================================================================

In fiscal 1998, product revenues were $542 million from the Company's AViiON family of open systems products, a 3% increase over fiscal 1997. Since 1989, the Company has established a customer base of approximately 56,000 AViiON installations, with a total sales value of over $3.5 billion. In fiscal 1996, the Company introduced its Intel processor-based AViiON systems. These systems represented 86% of total fiscal 1998 AViiON revenues and 64% of total fiscal 1997 AViiON revenues. In fiscal 1998, revenues from the Company's Intel processor-based AViiON systems increased by 38% while revenues from the Motorola-based AViiON systems declined by 60% compared to the prior fiscal year. The Company anticipates that the percentage of server product revenues generated by the Intel processor-based AViiON products will continue to increase in fiscal 1999 while the Motorola-based AViiON system revenues are expected to continue to decline. Product revenues from the Company's CLARiiON storage systems decreased 19% compared to the prior fiscal year and accounted for 38% of total product revenues in the current year. This decline is primarily the result of the longer than anticipated product transition from SCSI-based storage systems to the Company's newer fibre-based storage products. CLARiiON is sold primarily through the Company's original equipment manufacturer ("OEM") and distributor channels; thus sales in any given period are subject to the sales cycles and inventory levels of the Company's customers. CLARiiON product revenues have been concentrated in a limited number of customers, with a significant portion of the Company's CLARiiON product sales to a single OEM customer. Product revenues from personal computers and other equipment decreased 21% from the prior fiscal year and represented 8% of total product revenues compared to 10% for the prior fiscal year. In fiscal 1996, the Company formed the VALiiANT Business Unit, a contract manufacturing operation, to take advantage of the Company's manufacturing expertise and facilities. VALiiANT product revenues for the current fiscal year represented 3% of total product revenues.

Revenues by Geographic Marketplace
================================================================================

                           Percentage of                   Percentage Change of
                      Consolidated Revenues                   $ of Revenues
                  --------------------------------------------------------------
                   1998        1997        1996           1998-97        1997-96
                  --------------------------------------------------------------
Domestic

Product              63%         64%         61%              (7%)          30%
Service              60%         59%         57%               3%            -
Total                62%         63%         60%              (5%)          22%

Europe

Product              22%         22%         24%              (4%)          11%
Service              31%         31%         32%               1%           (4%)
Total                25%         24%         26%              (3%)           5%

Other International

Product              15%         14%         15%              (6%)          18%
Service               9%         10%         11%             (11%)          (6%)
Total                13%         13%         14%              (7%)          12%
================================================================================

In fiscal 1998, domestic marketplace revenues from the CLARiiON product line decreased 21% and personal computer and other equipment decreased 29% from the prior year. This was offset, in part, by a 2% increase in AViiON product revenues and an increase in VALiiANT product revenues. The increase in AViiON product revenues in the current year resulted from an increase in Intel processor-based AViiON systems, offset, in part, by a decrease in Motorola-based AViiON systems. In the prior year, domestic product revenues from the CLARiiON, AViiON, and PC and other equipment product lines had increased by 52%, 14%, and 5%, respectively. The decrease in European product revenues, including U.S. direct export sales, for the current fiscal year was mainly attributable to decreases in CLARiiON and personal computer and other equipment product revenues, which was partly offset by increases in Intel processor-based AViiON product revenues. In fiscal 1998, total revenues in the European marketplace decreased by approximately 3% due, in great part, to a stronger U.S. dollar in relation to European currencies. In fiscal 1997, European product revenues increased 11% due to increases in AViiON and CLARiiON product revenues. Other international product revenues, including U.S. direct export sales, for the current fiscal year decreased 6% as compared with the prior fiscal year, due to a 9% decrease in AViiON product revenues, offset, in part, by a 4% increase in CLARiiON product revenues. The fiscal 1997 increase in other international product revenues was due to increases in the CLARiiON, AViiON, and PC product revenues.

In the service business, the Company increased professional services revenues by 9% in fiscal 1998 as compared with fiscal 1997. Professional services revenues experienced modest growth in fiscal 1997 as compared with the prior fiscal year. These increases were partially offset by a 1% and 3% decline in contract maintenance revenue in fiscal years 1998 and 1997, respectively, as compared with prior years. These declines are the result of the continued shift from proprietary to open systems service maintenance contracts. In Europe, foreign exchange negatively impacted current year service revenues by 3%, when compared to fiscal 1997. In fiscal 1997, foreign exchange accounted for the 4% decrease in service revenues over fiscal 1996.

Cost of Revenues (in millions)

================================================================================
                            1998     Change       1997       Change        1996
                          ------------------------------------------------------
Product                   $  826        7%        $  773        25%        $ 619
 % of Product Revenues       77%                     68%                     67%

Service                      246       (1%)          249        (4%)         259
 % of Service Revenues       62%                     64%                     65%

Total                     $1,072        5%        $1,022        16%        $ 878
 % of Total Revenues         73%                     67%                     66%
================================================================================

During fiscal year 1998, the Company recorded certain unusual charges, which are included in product cost of revenues, of $52.6 million related to the Company's restructuring program. These charges are primarily related to the write-down of capitalized software development costs associated with products no longer considered to be part of the Company's core strategy. As a result of the change in the Company's strategic focus, the evaluation of the recoverability of the capitalized software development costs resulted in a write-down of its carrying value to its net realizable value. Also included in the charge is the write-down of certain inventory associated with the Company's THiiN(TM) Line business unit and the refocused server strategy. Without these charges, the pro-forma product cost of revenues as a percentage of product revenues was 72%. The increase in the pro-forma product cost as a percentage of product revenues from the prior fiscal year was primarily caused by competitive pricing pressures and a shift in product mix. The decrease in the service cost as a percentage of service revenues for the current fiscal year was the result of continued improvements in spare parts inventory management and improved gross margins in the professional services business related to cost savings from the Company's restructuring program.

Operating Expenses (in millions)
================================================================================
                                   1998    Change    1997      Change      1996
                                 -----------------------------------------------
Research & Development             $119      8%      $110        12%       $ 98
 % of Total Revenues                 8%                7%                    7%

Selling, general, & administrative $338       -      $338         9%       $309
 % of Total Revenues                23%               22%                   23%

Restructuring charge               $ 82       -         -          -          -
 % of Total Revenues                 6%                 -                     -
================================================================================

The Company continued to focus its research and development efforts on its core business technology: multi-user computer systems and mass storage devices. In the current fiscal year, gross expenditures on research and development and software development before capitalization were $154 million, an increase of 5% from $146 million for the prior fiscal year. The increase in research and development expenditures was driven by investment in CLARiiON Fibre Channel products and in the NUMA architecture for high-end AViiON servers. Additionally, in the current fiscal year, changes in the strategic focus for the Company's server products resulted in expensing software development costs that had previously been capitalized.

For fiscal years 1998 and 1997, the increase in selling, general, and administrative expenses was the result of increased marketing efforts in the server and storage businesses. It is anticipated that savings as a result of the Company's fiscal 1998 restructuring program in the server business will result in decreases in selling, general, and administrative expenses in fiscal year 1999, offset by increases arising from the continued investment in the CLARiiON storage business. It is the Company's objective that the ratio of selling, general, and administrative expenses decline as a proportion of total revenues.

In fiscal year 1998, the Company approved and implemented a restructuring program designed to strengthen the Company's focus on storage and enterprise computing solutions and reduce costs in non-strategic areas. The restructuring was adopted in response to the increasing price competition within the computer hardware industry. The program included a net reduction of the Company's worldwide workforce by approximately 400 employees, which included 480 employee terminations, offset by additional employees hired to support the Company's CLARiiON storage business. The program also included the discontinuation of the Company's THiiN Line Internet server products and the development and manufacturing of certain low-end AViiON server products; a restructuring of research and development activities; and the cancellation of certain development and vendor supply agreements with various third parties. As a result of the employee terminations and other actions noted above, the Company will also close certain offices related to sales and marketing activities.

Accordingly, during the current fiscal year, the Company recorded a charge of $135 million related to the restructuring program and certain asset write-downs resulting from the program. The charge included approximately $82.4 million related to employee termination benefits, asset write-downs, and other exit costs that the Company has recorded in operating expenses, and approximately $52.6 million for capitalized software and inventory write-downs, which are included in product cost of revenues. A summary of the restructuring charge included in operating expense and the related accrued liability balance at September 26, 1998 is as follows:

Restructuring Charge (in millions)

-----------------------------------------------------------------------------------------------
                               Restructuring               Less:
                                  Charge             Cash Payments and     September 26, 1998
                              Fiscal Year 1998        Asset Write-downs         Balance
-----------------------------------------------------------------------------------------------

Employee termination benefits    $ 43.7                   $ 16.7                $ 27.0
Asset write-downs                  19.9                     13.2                   6.7
Lease abandonments                 11.3                      0.7                  10.6
Other exit costs                    7.5                      3.8                   3.7
                                 ------                   ------                ------
Total                            $ 82.4                   $ 34.4                $ 48.0
                                 ======                   ======                ======

-----------------------------------------------------------------------------------------------

This provision includes severance benefits for approximately 480 employees, of which approximately 65% were based in the United States and the remainder in Europe and Asia/Pacific. Of the 480 employees identified, approximately 345 were terminated during the fiscal year ended September 26, 1998, and the remaining terminations are expected to be substantially complete by the end of calendar year 1998. Asset write-downs are composed primarily of fixed assets, including leasehold improvements and demonstration equipment, which are being disposed of in connection with the restructuring program. The provision for lease abandonments relates to vacated lease properties, mainly in Europe and Asia, and includes a change in estimate of $1.3 million for lease abandonment costs accrued in prior years.

In addition, the Company recorded charges related to the write-down of certain capitalized software costs ($43 million) and inventory ($10 million) which have been recorded in product cost of revenues. Changes in the Company's focus for its server products resulting from the restructuring program significantly lowered the future gross revenue estimates for certain software-based solutions, requiring that these previously capitalized costs be reduced to their net realizable value. Also, the Company disposed of inventory related to its THiiN Line business and certain other discontinued products.

The Company expects cost savings of approximately $40 to $45 million annually from the restructuring program. The Company does not expect to realize the full benefit of the expense reductions until the first quarter of calendar year 1999. The Company does not currently foresee any significant additional restructuring charges in the near future.

During fiscal year 1995, the Company recorded a restructuring charge of $43 million. As of September 26, 1998, the remaining reserves of $3.9 million from the 1995 restructuring program are for excess vacant rental properties, primarily located in Europe.

At September 26, 1998, the number of employees totaled approximately 4,700, a net decrease of 400 employees from September 27, 1997. During fiscal year 1997, there was a net increase of 200 employees from the 4,900 employed as of September 28, 1996.

Net Income (Loss) (in millions)
================================================================================
                                   1998                 1997               1996
                                  ------               ------             ------
Income (loss) from operations     $(149)                 $63                $37

Interest and other income             -                   (5)                (5)

Tax provision                        (3)                  (2)                (4)
                                  ------               ------              -----

Net income (loss)                 $(152)                 $56                $28
================================================================================

The loss from operations in fiscal 1998 of $149 million was composed of losses of $120 million, $24 million, and $5 million from the domestic marketplace, Europe, and other international locations, respectively. The loss in the current fiscal year includes a charge of $135 million related to the Company's restructuring program and certain asset write-downs resulting from the program. The income from operations for fiscal 1997 of $63 million was composed of $73 million domestically, partially offset by losses from operations of $5 million each from Europe and other international locations. In fiscal 1996, income from operations was $44 million domestically and $3 million in Europe, offset by a loss from operations of $10 million from other international markets.

Interest income for fiscal 1998 increased 27% from fiscal 1997, following a 42% increase from fiscal 1996 to fiscal 1997. The increases were primarily due to higher levels of invested cash. Interest expense was $14 million, $15 million, and $13 million for fiscal years 1998, 1997, and 1996, respectively. The interest expense for fiscal year 1998 relates primarily to interest expense and amortization of issuance costs associated with the Company's 6% Convertible Subordinated Notes due 2004, which were issued during the second half of fiscal 1997. In fiscal 1997, the Company converted $125 million of the 7 3/4% Convertible Subordinated Debentures due 2001 and retired $27 million of the 8 3/8% Sinking Fund Debentures due 2002. In fiscal 1998, other income, net, includes a gain on the sale of an equity security of $2.2 million, offset, in part, by the write-off of a $2 million equity investment which had been previously carried at cost.

The provision for income taxes in fiscal years 1998, 1997, and 1996 related primarily to foreign, state, and federal alternative minimum taxes. The Company has a valuation allowance which substantially offsets all deferred tax assets existing as of September 26, 1998 and September 27, 1997. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. The Company will assess the need for the valuation allowance at each balance sheet date, based on all available evidence, and may adjust the level of the valuation allowance, if appropriate.

In the first quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards Number 128 ("SFAS 128"), "Earnings per Share." SFAS 128 specifies modifications to the calculation of earnings per share from the method previously used by the Company as prescribed by APB Opinion Number 15. As required by the Securities and Exchange Commission, Note 11 to the Consolidated Financial Statements discloses earnings per share amounts in accordance with SFAS 128 for fiscal years 1998, 1997, and 1996.

In July 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." In October 1997, the Accounting Standards Executive Committee of American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." All these statements are effective for fiscal years beginning after December 15, 1997. The Company will implement these statements as required. The future adoption of SFAS 130, SFAS 131, and SOP 97-2 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In February 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. This Statement is effective for fiscal years beginning after December 15, 1997. The Company will implement the Statement as required.

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company will implement this statement as required. The Company is currently evaluating the effect, if any, the future adoption of SFAS 133 will have on the consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash and temporary cash investments as of September 26, 1998 were $158 million, a decrease of $59 million from fiscal 1997. At the same date, the Company held $160 million in marketable securities, a net increase of $9 million from the prior fiscal year. In total, cash and temporary cash investments, along with marketable securities, decreased $50 million in the current fiscal year. The decrease was mainly attributable to the purchases of equipment required for the company's server and storage businesses, payments reducing employee-related accruals, and payments related to the restructuring program implemented in June of 1998. The marketable securities held, which supplement cash and temporary cash investments, include United States Treasury bills and notes, notes issued by U.S. government agencies, commercial paper and certificates of deposit, as well as equity securities recorded at their fair market value of $9.8 million and classified as available-for-sale. The unrealized gain on marketable securities of $8.5 million is recorded as a separate component of stockholders' equity. Net cash provided from operations in fiscal 1998 was $80 million. Expenditures for property, plant, and equipment were $114 million, capitalized software development costs totaled $36 million, and cash provided from stock plans equaled $11 million. The effect of foreign currency exchange rate fluctuations on cash and temporary cash investments was an increase of $1 million for fiscal year 1998.

Net receivables increased $11 million to $307 million as of September 26, 1998. Total inventories as of September 26, 1998 were $142 million, a decrease of $24 million from September 27, 1997, primarily as a result of the reduction in inventory levels related to the Company's restructuring program and improved supply management. Net property, plant, and equipment remained at $180 million. The purchases of the equipment and capital expenditures for developing both operating and financial systems and to support the new product initiatives in the server and storage businesses were offset, in part, by the write-down of non-strategic assets, which are being disposed of in connection with the restructuring program. Fixed asset dispositions related to the sale of demonstration equipment totaled $8.7 million for the current fiscal year. Management expects that sales of demonstration equipment will continue. Other long-term assets decreased by approximately $8 million to $89 million as of September 26, 1998. This decrease was primarily the result of the write-down of certain capitalized software costs to the net realizable value, due to the Company's restructuring program, partly offset by recording an intangible asset of $20.4 million equal to the amount of unrecognized prior service cost of the Company's domestic pension plan. The amount of the accumulated benefit obligation in excess of the intangible asset of $6.3 million has been recorded as a separate component of stockholders' equity.

Accounts payable increased $6 million, partly due to an increase in the value of unmatured foreign exchange contracts as of September 26, 1998. Other current liabilities and other liabilities increased $58 million, primarily as a result of charges related to employee termination benefits and provisions for lease abandonments related to vacated lease properties resulting from the Company's restructuring program. Additionally, the Company recorded a pension liability of approximately $27 million related to the excess of the accumulated benefit obligation over the pension plan assets. Long-term debt of $212.8 million remained unchanged from September 27, 1997.

For the three-year period ending September 26, 1998, cash and temporary cash investments increased $41 million. Net cash provided from operations was $312 million. The sale of non-operating facilities and other assets provided $13 million. Proceeds from the Company's employee stock plans provided $37 million. Net cash provided from long-term debt was $177 million, as a result of the Company issuing $213 million of 6% Convertible Subordinated Notes due 2004, in fiscal 1997, which was partially offset by the retirement of $30 million of 8 3/8% Sinking Fund Debentures due 2002, and the payment of $6 million in debt issuance costs on the 6% Convertible Subordinated Notes due 2004. Net cash used for the purchase of marketable securities was $67 million. Expenditures for property, plant, and equipment totaled $319 million and the Company's investment in capitalized software development costs was $103 million. Notes payable were paid in the amount of $2 million during this three-year period. The effect of foreign exchange on this three-year period was a $4 million decrease to cash.

Operations have generally been the primary source of the Company's cash. Cash provided from operations has been augmented by proceeds from the issuance of 6% Convertible Subordinated Notes, sales of stock under the Company's stock plans, and sales of facilities and other non-operating assets. The Company has not paid cash dividends since its inception in order to reinvest available cash in operations.

At September 26, 1998, the Company had a $45 million unsecured letter of credit and reimbursement facility with a group of banks. This facility is available for working capital, capital expenditures, permitted acquisitions, and to secure the issuance of letters of credit. It contains certain covenants, including restrictions on particular liens, other indebtedness, and certain investments. The interest rate for borrowings under the letter of credit and reimbursement facility is the lower of 1.375% per annum above LIBOR or the prime rate plus 0.25%. Commitment fees paid on available funds during fiscal years 1998 and 1997 were not material. There were $4.7 million and $5.0 million of letters of credit secured by the $45 million letter of credit and reimbursement facility at September 26, 1998 and September 27, 1997, respectively. During fiscal years 1998 and 1997, there were no borrowings under this facility. The facility has a duration of three years and expires on September 30, 2000.

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

Although the actual level of spending will be influenced by many factors, the Company anticipates that expenditures for property, plant, and equipment will continue to be the primary non-operating use of cash during fiscal year 1999. Most of the expenditures will be for capital assets directly related to the Company's open systems product sales, marketing, support, and development. During fiscal 1999, cash totaling $40 million is expected to be utilized to settle liabilities arising from the Company's restructuring programs.

The Company believes it has sufficient resources to provide for its current operations and to continue to invest in the future.

YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT

The "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not correctly handle dates beyond 1999, resulting in errors in information or program or systems failures. Assessments of the potential effects of the Year 2000 issues vary markedly among different companies, governments, consultants, economists and commentators. It is not possible to accurately predict what the actual impact may be. In this context, the Company offers the following statements concerning the Year 2000 issues. All statements made and referred to here are Year 2000 Readiness Disclosures under the U.S. Year 2000 Readiness Disclosure Act.

1.       Product Readiness and Customer Communications

The Company is communicating with its customers concerning the Year 2000 issue by letters to the Company's current service customers, and creation of Data General and CLARiiON Year 2000 Internet web sites at http://www.dg.com/year2000 and http://www.clariion.com/corporat/yr2000readiness.html where Year 2000 Readiness Disclosures concerning various products and the Company's Year 2000 program are made available to customers and the general public.

The Company has established teams to codify and confirm the Year 2000 readiness of Data General's AViiON, CLARiiON, and 32-bit ECLIPSE(R) MV computer products, as well as Data General Pentium processor-based and later generation personal computers. Based on these efforts as of November 1, 1998, and subject to ongoing investigation, the Company has identified many products which are either Year 2000 Ready or may be made so by means of Year 2000 updates which the Company intends to make available. The Company is making no assurance of Year 2000 Readiness for products not so identified. As well, the Company does not intend to generally address the Year 2000 readiness of third-party products (i.e., products not marketed under the "Data General" brand name).

2.       Data General's Internal Systems, Manufacturing Processes and Facilities

With regard to the Company's own business systems, Data General has been preparing for Year 2000 since mid-1996, and has established teams to coordinate solutions to the Year 2000 issue for its own internal information systems and applications across the Company's operations worldwide. As of October, 1998, the Company's assessment was that a significant proportion of the Company's information system and applications have been rendered Year 2000 ready, through a combination of re-engineering, software updates, or replacement with new technologies. The Company is continuing its assessment and remediation of Year 2000 issues. Based on existing plans and schedules, and subject in any event to the possibilities of delays, the Company plans to complete the process of making all its significant internal information systems Year 2000 Ready in time to meet the Company's specific business requirements. Although Data General's evaluation of its information management systems is still in process, the Company believes that the impact of the Year 2000 issues on its business systems and applications should not have a material adverse impact on future results.

The Company has also undertaken an assessment of the Year 2000 issue as related to its manufacturing facilities and processes. Although work remains to be done, a significant portion of this evaluation has been completed and the Company is not aware at November 1, 1998, of any material Year 2000 concerns with respect to its manufacturing facilities and processes. The Company is also assessing the possible impact of Year 2000 issues on the operations of its facilities (including such matters as security systems, building equipment, and potential interruptions to utilities). This evaluation is ongoing at this time. It is the Company's intention that all material Year 2000 issues regarding the operation of the Company's facilities will be addressed as the requisite information is received by the Company.

3.       Data General's Suppliers

The Company's procurement organizations are seeking to monitor the Year 2000 readiness of the Company's key suppliers. In 1997, the Company sought to contact over 200 of its significant suppliers to determine their Year 2000 readiness. The Company is continuing its efforts to monitor its suppliers regarding Year 2000 readiness assessments. Since the Company views Year 2000 preparations as ongoing, both within Data General and at our suppliers' operations, and since suppliers' reported Year 2000 readiness can change, efforts to monitor the status of suppliers will be continuing. As Year 2000 readiness issues are identified and as the Company gains more certain information concerning the Year 2000 readiness of its suppliers, the Company intends to evaluate contingency plans as needed to address the Company's business requirements.

Since determining the Year 2000 readiness of suppliers depends upon their cooperation and upon their disclosure of often imprecise or estimated information, it is likely that the Company's inquiries will not be entirely successful, and it remains possible that actual results may deviate from assurances which were given to the Company. It is possible that notwithstanding the Company's efforts, interruptions of key components or services could have an adverse impact on the Company's operations and future results. If significant exposures are identified, the Company expects during 1999 to assess the efficacy and reasonability of contingency plans to mitigate or avoid potential interruptions to delivery of critical supplies or services, but alternatives - particularly for single-sourced components or suppliers -- may not always be readily available or economically reasonable. It is likely that not every potential Year 2000 exposure will be protected by a contingency plan; a measure of reasonable business risk will be undertaken relative to the Year 2000 problem, both by Data General and by other companies.

4.       Risks of Claims

In addition, there may be a potential for claims against the Company arising from products and services that were not Year 2000 ready. Because the Company is in the business of selling computer system products, the Company's risk of being subjected to lawsuits relating to Year 2000 issues with its products is likely to be greater than that of companies in other industries. The outcomes of any Year 2000 claims and the impact of such claims on the Company cannot be determined at this time; such outcomes will depend on the facts and circumstances of each situation and an evolving state of law as these types of claims are addressed by legal systems worldwide.

5.       Accounting Treatment of Year 2000 Expenses

The cost of addressing Year 2000 issues is presently being funded through operating cash flows. During the fiscal year ended September, 1998, the Company expensed approximately $840,000 in Year 2000 costs for internal labor and outside consultants in connection with internal projects supporting the Company's critical systems. The Company is expensing costs associated with identification and resulting changes to its systems, but does not expect the amounts to have a material effect on its financial position or results of operations. As of November 1, 1998, the Company believes the cost of administering its Year 2000 readiness program will not have a material adverse impact on future earnings.

6.       Certain Additional Risk Factors

It is unknown how the Company's sales may be impacted by Year 2000 issues. As the Company's customers focus on preparing their businesses for Year 2000, capital budgets in the near term may be redirected toward remediation efforts, potentially delaying the purchase and implementation of new systems, thereby creating less demand for the Company's products and services. Alternatively, sales of Year 2000 ready Data General products could be increased, to replace older products. As well, the Company's sales during 1999 could be affected by the customers' perceptions of Data General's own state of Year 2000 readiness. All these factors could affect the Company's future revenues.

Overriding any preparations taken by the Company, the Year 2000 issue presents risks and uncertainties that could affect the Company; these include unexpected Year 2000 issues, or unexpected problems arising from plans implemented to anticipate Year 2000 problems; extended interruptions to power, water or telecommunications utility services; potential unavailability of skilled or critical personnel; delays or interruptions in national or international transportation systems; and potential governments' responses to Year 2000 emergencies, among others. Further, there can be no assurance that there will not be delays in, or increased costs associated with, the Company's Year 2000 readiness efforts, or that the Company's suppliers and other parties will adequately prepare for the Year 2000. The nature of these uncertainties is such that it remains possible that Year 2000 issues could have a material adverse impact on the Company's operations and financial results. While the Company does not currently expect that this will be the case, and continues to aggressively pursue its preparations for the Year 2000, the Company can offer no express assurance whether or to what extent the Company may be affected by matters which it has not anticipated or by matters outside of the Company's control. The Company recognizes the need to continue its analysis, assessment, monitoring, and planning for the various Year 2000 issues, across its businesses worldwide, and to address Year 2000 issues as they are identified. Within that uncertain context, however, and subject to the various factors discussed above, the Company believes that the impact of Year 2000 issues on its business should not have a material adverse effect on the Company's financial position or results of operations.


MARKET RISK

The Company is exposed to market risk primarily in its cash and foreign currency transactions. Because a substantial portion of the Company's operations and revenue occur outside the United States, the Company's results can be significantly impacted by changes in foreign currency exchange rates. The Company manages its foreign currency risk through the use of forward foreign currency contracts. The Company does not hold or enter into derivative financial instruments for trading purposes. At inception, the forward foreign currency contracts are designated as hedges of intercompany accounts receivable and foreign sales which are firmly committed or forecasted. These contracts generally mature within three months. Market value gains and losses on these contracts are included in the cost of product revenues and generally offset exchange gains or losses on the related transactions.

See Note 2 and 7 to the Consolidated Financial Statements for a description of the Company's use of derivative and other financial instruments and related market risk.

As of September 26, 1998, the Company had entered into forward foreign currency contracts to purchase $81.5 million and sell $153.7 million in various foreign currencies. Between September 26, 1998, and September 30, 1998, forward foreign currency contracts to purchase $81.5 million and $78.0 million were settled resulting in a net loss of approximately $4.0 million. This loss was partially offset by exchange gains on the hedged transactions. The potential gain or loss for a hypothetical 10% beneficial or adverse change in foreign currency exchange rates on the forward foreign currency contracts to sell $75.7 million maturing after September 30, 1998 would result in a gain or loss of approximately $8.0 million. The Company expects that this gain or loss would be substantially offset by exchange gains or losses on the related hedged transactions

DATA GENERAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED
                                                          -------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                     SEPT. 26, 1998     SEPT. 27, 1997      SEPT. 28, 1996
-----------------------------------------------------------------------------------------------------------------
REVENUES
Product                                                       $ 1,067,888        $ 1,142,561          $  924,140
Service                                                           394,221            390,608             398,110
                                                          -----------------   ---------------  ------------------
    Total revenues                                              1,462,109          1,533,169           1,322,250
                                                          -----------------   ---------------  ------------------

COSTS AND EXPENSES
Cost of product revenues                                          825,954            772,721             618,351
Cost of service revenues                                          245,537            248,848             259,341
Research and development                                          118,731            109,984              98,022
Selling, general, and administrative                              338,108            338,443             309,259
Restructuring charge                                               82,400                  -                   -
                                                          -----------------   ---------------  ------------------
     Total costs and expenses                                   1,610,730          1,469,996           1,284,973
                                                          -----------------   ---------------  ------------------

Income (loss) from operations                                    (148,621)            63,173              37,277
Interest income                                                    13,425             10,549               7,440
Interest expense                                                   14,439             15,422              13,072
Other income, net                                                     240                  -                   -
                                                          -----------------   ---------------  ------------------

Income (loss) before income taxes                                (149,395)            58,300              31,645
Income tax provision                                                3,000              2,400               3,500
                                                          -----------------   ---------------  ------------------

Net income (loss)                                             $  (152,395)       $    55,900          $   28,145
                                                          =================   ===============  ==================

BASIC NET INCOME (LOSS) PER SHARE
Net income (loss) per share                                        $(3.11)             $1.35               $0.73
Weighted average shares outstanding                                49,038             41,347              38,769

DILUTED NET INCOME (LOSS) PER SHARE
Net income (loss) per share                                        $(3.11)             $1.26               $0.68
Weighted average shares outstanding, including
   common stock equivalents, where applicable                      49,038             44,215              41,095

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                 AS OF
                                                                  -------------------------------------
DOLLARS IN THOUSANDS, EXCEPT PAR VALUE                            SEPT. 26, 1998     SEPT. 27, 1997
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and temporary cash investments                                $   158,220        $   216,814
  Marketable securities                                                  160,354            151,455
  Receivables, less allowances of $19,424 at
    Sept. 26, 1998 and $16,588 at Sept. 27, 1997                         307,428            296,375
Inventories                                                              141,639            166,008
Other current assets                                                      28,320             27,584
                                                                  -----------------  ------------------

    Total current assets                                                 795,961            858,236

Property, plant, and equipment, net                                      180,454            180,410

Other assets                                                              88,649             96,222
                                                                  -----------------  ------------------
            Total Assets                                             $ 1,065,064        $ 1,134,868
                                                                  =================  ==================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                   $   160,940        $   154,624
  Other current liabilities                                              269,774            237,198
                                                                  -----------------  ------------------

    Total current liabilities                                            430,714            391,822
                                                                  -----------------  ------------------

Long-term debt                                                           212,750            212,750
                                                                  -----------------  ------------------

Other liabilities                                                         36,645             11,516
                                                                  -----------------  ------------------

Commitments and Contingencies

Stockholders' equity
  Common Stock, $.01 par value
  Outstanding - 49,689,000 shares at Sept. 26, 1998
   and 48,588,000 shares at Sept. 27, 1997 (net of
   deferred compensation of $15,444 at Sept. 26, 1998
   and $14,157 at Sept. 27, 1997)                                        626,137            607,130
  Accumulated deficit                                                   (231,976)           (79,581)
  Unrealized gains on marketable securities                                8,513              2,812
  Equity adjustment for minimum pension liability                         (6,252)                 -
  Cumulative translation adjustment                                      (11,467)           (11,581)
                                                                  -----------------  ------------------

    Total stockholders' equity                                           384,955            518,780
                                                                  -----------------  ------------------
            Total Liabilities and Stockholders' Equity               $ 1,065,064        $ 1,134,868
                                                                  =================  ==================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                        YEAR ENDED
                                                                    ----------------------------------------------------
IN THOUSANDS                                                        SEPT. 26, 1998    SEPT. 27, 1997     SEPT. 28, 1996
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                    $ (152,395)        $  55,900          $  28,145
  Adjustments to reconcile net income (loss) to net cash
    provided from operating activities
  Depreciation                                                             95,345            79,203             82,330
  Amortization of capitalized software development costs                   60,881            20,180             19,130
  Amortization of deferred compensation                                     8,461             4,669              3,866
  Decrease in other liabilities                                            (1,507)           (3,708)            (8,263)
  Net book value of fixed asset disposals                                   8,735             8,858              6,399
  Gain on sale of marketable securities                                    (2,239)                -                  -
  Other non-cash items, net                                                 8,348             2,368               (299)
  Changes in operating assets and liabilities, net of
  effects from sale of facilities and other assets
  (Increase) in receivables                                               (11,463)          (46,514)            (9,268)
  (Increase) decrease in inventories                                       33,363           (28,876)             1,567
  (Increase) decrease in other current assets                                (655)           (4,313)             2,080
  Increase in accounts payable                                              1,784            36,389              6,627
  Increase (decrease) in other current liabilities, excluding debt         31,196             2,484            (27,191)
                                                                    ---------------   ---------------  -----------------

  Net cash provided from operating activities                              79,854           126,640            105,123
                                                                    ---------------   ---------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant, and equipment                        (114,247)         (110,505)           (94,670)
  Purchase of marketable securities                                      (302,798)         (221,859)           (84,224)
  Proceeds from sales and maturity of marketable securities               302,472            89,131            150,080
  Capitalized software development costs                                  (35,554)          (36,283)           (30,714)
  Net proceeds from sale of facilities and other assets                         -                 -             12,797
  Investment in equity securities                                               -                 -             (2,000)
                                                                    ---------------   ---------------  -----------------

  Net cash used by investing activities                                  (150,127)         (279,516)           (48,731)
                                                                    ---------------   ---------------  -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash provided from stock plans, net                                      10,547            17,049              9,684
  Repayment of notes payable                                                    -            (1,794)                 -
  Repayment of long-term debt                                                   -           (27,177)            (3,000)
  Proceeds from long-term debt, net                                             -           206,853                  -
                                                                      ---------------   ---------------  -----------------

  Net cash provided from financing activities                              10,547           194,931              6,684
                                                                      ---------------   ---------------  -----------------

Effect of foreign currency rate fluctuations on cash
and temporary cash investments                                              1,132            (4,238)            (1,280)
                                                                      ---------------   ---------------  -----------------

Increase (decrease) in cash and temporary cash investments                (58,594)           37,817             61,796
Cash and temporary cash investments - beginning
of the period                                                             216,814           178,997            117,201
                                                                      ===============   ===============  =================
Cash and temporary cash investments - end of the period                $  158,220         $ 216,814          $ 178,997
                                                                      ===============   ===============  =================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                                        $   14,382         $  11,772          $  12,797
  Income taxes paid                                                    $    2,074         $   5,951          $   1,716

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                 YEAR ENDED
                                                          ---------------------------------------------------------
IN THOUSANDS                                               SEPT. 26, 1998        SEPT. 27, 1997    SEPT. 28, 1996
-------------------------------------------------------------------------------------------------------------------
COMMON STOCK

   Beginning balance                                          $   607,130          $  460,312          $  446,762
   Shares issued under stock plans, net                            10,547              17,049               9,684
   Amortization of deferred compensation                            8,460               4,669               3,866
   Debt conversion to Common Stock                                      -             125,100                   -
                                                         ----------------    ----------------    ----------------

   Ending balance                                                 626,137             607,130             460,312
                                                         ----------------    ----------------    ----------------

ACCUMULATED DEFICIT

   Beginning balance                                              (79,581)           (135,481)           (163,626)
   Net income (loss) for year                                    (152,395)             55,900              28,145
                                                        -----------------    ----------------    ----------------

   Ending balance                                                (231,976)            (79,581)           (135,481)
                                                        -----------------    ----------------    ----------------

UNREALIZED GAINS ON MARKETABLE SECURITIES

   Beginning balance                                                2,812               9,708                   -
   Net adjustment for year                                          5,701              (6,896)              9,708
                                                        -----------------    ----------------    ----------------

   Ending balance                                                   8,513               2,812               9,708
                                                        -----------------    ----------------    ----------------


EQUITY ADJUSTMENT FOR MINIMUM PENSION LIABILITY

   Beginning balance                                                    -                   -                   -
   Net adjustment for year                                         (6,252)                  -                   -
                                                        -----------------    ----------------    ----------------

   Ending balance                                                  (6,252)                  -                   -
                                                        -----------------    ----------------    ----------------

CUMULATIVE TRANSLATION ADJUSTMENT

   Beginning balance                                              (11,581)             (5,475)             (3,592)
   Net translation adjustment for year                                114              (6,106)             (1,883)
                                                        -----------------    -----------------    ----------------

   Ending balance                                                 (11,467)            (11,581)             (5,475)
                                                        -----------------    ----------------    ----------------

Total stockholders' equity                                    $   384,955          $  518,780          $  329,064
                                                        =================    ================    ================


The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  NATURE OF BUSINESS

Data General Corporation (the "Company") designs, manufactures, markets, and supports a family of open computer systems including servers and mass storage products. The Company's products provide solutions for high-performance customer applications such as database management, transaction processing, decision support, accounting and finance, healthcare information systems, telecommunications and video storage, manufacturing planning and control, human resources management, and data warehousing. The Company focuses on providing enterprise-level solutions for businesses of all sizes, healthcare providers, and government agencies, and has a worldwide sales, service, and support network. The principal markets are North America and Europe.

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

Foreign exchange transaction gains and losses for the periods ended September 26, 1998, September 27, 1997, and September 28, 1996, are included in the cost of product revenues.

Cash flows from foreign exchange contracts that are accounted for as hedges of identifiable foreign exchange transactions are classified as cash flows from operating activities in accordance with the nature of the transactions being hedged.

TEMPORARY CASH INVESTMENTS AND MARKETABLE SECURITIES. Temporary cash investments consist of highly liquid time deposits, commercial paper, and U.S. Treasury bills and notes with original maturities of 90 days or less. Marketable securities consist of U.S. Treasury bills and notes, commercial paper, and notes issued by U.S. government agencies with original maturities of 91 to 365 days, as well as equity securities.

All of the Company's investments in U.S. Treasury bills and notes, commercial paper, and notes issued by U.S. government agencies have maturities of less than one year, and have been classified as held-to-maturity. These investments are recorded at amortized cost, which approximates market value. The Company also holds three publicly traded equity securities as part of its marketable security portfolio. These securities are considered to be readily marketable and are classified as available-for-sale. These investments, which are accounted for at fair market value at September 26, 1998 and September 27, 1997 totaled $9.8 million and $4.0 million, respectively. The unrealized gain on marketable securities of $8.5 million and $2.8 million is recorded as a separate component of stockholders' equity at September 26, 1998 and September 27, 1997, respectively.

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

Certain components and products that meet the Company's requirements are available only from a single supplier or a limited number of suppliers. Among those components are disk drives, microprocessors, and certain proprietary integrated circuits. The rapid rate of technological change and the necessity of developing and manufacturing products with short life cycles may intensify these risks. The inability to obtain components and products as required, or to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments, which in turn could have a material adverse effect on the Company's business, financial condition, and results of operations.

PROPERTY, PLANT, AND EQUIPMENT. Property, plant, and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method, based on the following estimated useful lives: land improvements, 10-12 years; buildings and building improvements, 3-25 years; equipment, 3-10 years;

application software, 5-10 years. Included in property, plant, and equipment are computer equipment spares which are not available for resale. These spares are used to support systems the Company has sold or is using internally. Spares are depreciated over a three-year estimated useful life.

REVENUE RECOGNITION AND MAJOR CUSTOMERS. Product revenues are recognized at the time of shipment, provided that there are no significant uncertainties regarding the customer's acceptance and collection of the related receivable is probable. Service revenues, including post-contract customer support, are recognized ratably over applicable contractual periods or as services are performed. The costs of these service revenues are charged to expense when incurred.

During the years ended September 26, 1998, September 27, 1997, and September 28, 1996, revenues from a single customer totaled $192 million, $238 million, and $201 million, or approximately 13%, 16%, and 15% of total revenues, respectively.

RESEARCH & DEVELOPMENT, SOFTWARE DEVELOPMENT, AND WARRANTY COSTS. Research, engineering, and product development costs are expensed as incurred. Software development costs incurred after reaching technological feasibility and prior to first customer shipment are capitalized and amortized to cost of product revenues over a period not to exceed four years for operating system software and three years for application software, which approximates the estimated economic lives of these software products. On a quarterly basis, the Company evaluates the recoverability of capitalized software costs. In performing its evaluation, the Company must make estimates of anticipated future gross revenues as well as the remaining economic life of the product. As discussed further in
Note 3 to the Consolidated Financial Statements, during fiscal year 1998, the Company's evaluation of anticipated future gross revenue for certain software-based solutions required that the previously capitalized costs be reduced. Unamortized software development costs were $51.5 million at September 26, 1998 and $76.8 million at September 27, 1997. Write-offs of certain capitalized software development costs totaled approximately $39.4 million, $0.5 million, and $2.7 million for fiscal years 1998, 1997, and 1996, respectively. Estimated direct on-line diagnostic support and warranty costs are accrued at the time of product shipment.

ADVERTISING. Advertising costs are charged to operations when incurred. The Company has not incurred any costs associated with direct-response advertising during fiscal years 1998, 1997, and 1996, and there were no capitalized advertising costs as of September 26, 1998 or September 27, 1997. Advertising expenses for fiscal 1998, 1997, and 1996 were $8.3 million, $14.7 million, and $12.6 million, respectively.

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

STOCK-BASED COMPENSATION PLANS. The Company applies Accounting Principles Board Opinion Number 25 and related Interpretations in accounting for its stock option and purchase plans. Note 9 to the Consolidated Financial Statements contains a summary of the pro-forma effects to reported net income (loss) and earnings
(loss) per share for fiscal years 1998, 1997, and 1996, as if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by Statement of Financial Accounting Standards Number 123 ("SFAS 123"), "Accounting for Stock-Based Compensation".

EARNINGS PER SHARE. In the first quarter of fiscal 1998, the Company adopted SFAS 128, "Earnings per Share." Basic net income (loss) per share is based upon the weighted average number of common shares outstanding. Diluted net income
(loss) per share is based upon the weighted average number of common shares outstanding, including dilutive common stock equivalents and the assumed conversion of the Company's convertible debentures, if dilutive. Common stock equivalents represent the net additional shares resulting from the assumed exercise of options outstanding under the Company's stock option plans, using the "treasury stock" method. For fiscal 1998, 1997, and 1996, the debentures are anti-dilutive and have been excluded from the calculation.

OTHER RECENT PRONOUNCEMENTS. In July 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." These statements are effective for fiscal years beginning after December 31, 1997. In February 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement is effective for fiscal years beginning after December 15, 1997. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company will implement these statements as required. The future adoption of SFAS 130, SFAS 131, SFAS 132, and SOP 97-2 is not expected to have a material effect on the Company's consolidated financial position or results of operations. The Company is evaluating the effect, if any, the future adoption of SFAS 133 will have on the consolidated financial position or results of operations.


NOTE 3.  RESTRUCTURING

During fiscal year 1998, the Company approved and implemented a restructuring program designed to strengthen the Company's focus on storage and enterprise computing solutions and reduce costs in non-strategic areas. The restructuring program was adopted in response to the increasing price competition within the computer hardware industry. The program included a net reduction of the Company's worldwide workforce by approximately 400 employees which included approximately 480 employee terminations, offset by additional employees hired to support the Company's CLARiiON storage business. The program also included the discontinuation of the Company's THiiN Line Internet server products and the development and manufacturing of certain low-end AViiON server products, a restructuring of research and development activities, and the cancellation of certain development and vendor supply agreements with various third parties. As a result of the employee terminations and other actions noted above, the Company will also close certain offices related to sales and marketing activities.

Accordingly, during the current fiscal year, the Company recorded a charge of $135 million related to the restructuring program and certain asset write-downs resulting from the program. The charge included approximately $82.4 million related to employee termination benefits, asset write-downs and other exit costs which the Company has recorded in operating expenses, and approximately $52.6 million for capitalized software and inventory write-downs which are included in product cost of revenues.

This provision includes severance benefits for approximately 480 employees, of whom approximately 65% were based in the United States and the remainder in Europe and Asia/Pacific. Of the 480 employees identified, approximately 345 were terminated during the year ended September 26, 1998 and the remaining terminations are expected to be substantially complete by the end of calendar year 1998. Asset write-downs are composed primarily of fixed assets, including leasehold improvements and demonstration equipment, which will be disposed of in connection with the restructuring program. The provision for lease abandonments relates to vacated lease properties, mainly in Europe and Asia, and includes a change in estimate of $1.3 million for lease abandonment costs accrued in prior years.

In addition, the Company recorded charges related to the write-down of certain capitalized software costs ($43 million) and inventory ($10 million) which have been recorded in product cost of revenues for the year ended September 26, 1998. Changes in the Company's focus for its server products resulting from the restructuring program significantly lowered the future gross revenue estimates for certain software-based solutions, requiring that these previously capitalized costs be reduced to their net realizable value. Also, the Company disposed of inventory related to its THiiN Line business and certain other discontinued products.

During fiscal 1995, the Company recorded a restructuring charge of $43 million. As of September 26, 1998 the remaining reserves of $3.9 million from the 1995 restructuring program are for excess vacant rental properties, primarily located in Europe.

The amounts accrued and charged against the established provisions described above were as follows:

                                                              BEGINNING   CURRENT YEAR  CURRENT YEAR       ENDING
IN MILLIONS                                                     BALANCE      PROVISION       CHARGES      BALANCE
------------------------------------------------------------------------------------------------------------------
FISCAL 1998 ACTIVITY
Employee termination benefits                                     $ 0.8         $ 43.7      $ (17.3)        $27.2
Lease abandonments                                                  5.6           11.3         (3.6)         13.3
Asset write-downs                                                     -           19.9        (13.4)          6.5
Other exit costs                                                    1.2            7.5         (3.8)          4.9
                                                                  ------        -------    ----------     --------
  Total                                                            $7.6         $ 82.4      $ (38.1)        $51.9
                                                                  ------        -------    ----------     --------

FISCAL 1997 ACTIVITY
Employee termination benefits                                     $ 2.5              -        $(1.7)         $0.8
Lease abandonments                                                 10.0              -         (4.4)          5.6
Other exit costs                                                    2.0              -         (0.8)          1.2
                                                                 -------        -------    ----------     --------
  Total                                                           $14.5              -        $(6.9)        $ 7.6
                                                                 -------        -------    ----------     --------

NOTE 4.  CONSOLIDATED BALANCE SHEET DETAILS

                                                                             AS OF
                                                       -------------------------------------------------
IN THOUSANDS                                                      SEPT. 26, 1998         SEPT. 27, 1997
--------------------------------------------------------------------------------------------------------
INVENTORIES
Raw materials                                                          $  1,420              $ 16,169
Work in process                                                          64,200                78,335
Finished systems                                                         50,632                44,349
Field engineering parts and components                                   25,387                27,155
                                                                       --------              --------
  Total inventories                                                    $141,639              $166,008
                                                                       --------              --------

PROPERTY, PLANT, AND EQUIPMENT
Land                                                                   $  3,512               $ 3,512
Buildings and improvements                                               81,350                75,819
Manufacturing and design equipment                                      100,452                95,931
Data processing, office, and other equipment                            381,945               399,812
Computer equipment spares                                                74,353                82,277
                                                                       --------              --------
  Total property, plant, and equipment                                  641,612               657,351
Accumulated depreciation                                               (461,158)             (476,941)
                                                                       --------              --------
  Total property, plant, and equipment, net                            $180,454              $180,410
                                                                       --------              --------

OTHER CURRENT LIABILITIES
Accrued employee compensation and benefits                             $ 62,279               $86,268
Deferred revenues                                                        56,321                50,574
Accrued restructuring charges                                            45,114                 7,649
Other accrued expenses                                                  106,060                92,707
                                                                       --------              --------
  Total other current liabilities                                      $269,774              $237,198
                                                                       --------              --------

During the current fiscal year, the Company retired fully depreciated computer equipment spares with an original cost of $19.4 million.

NOTE 5.  INCOME TAXES

Domestic and foreign income (loss) before taxes, and details of the income tax provision (benefit) are as follows:



                                                                              YEAR ENDED
                                                       ----------------------------------------------------------
IN THOUSANDS                                               SEPT. 26, 1998      SEPT. 27, 1997     SEPT. 28, 1996
-----------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES
 Domestic                                                      $(124,886)            $62,125            $32,200
 Foreign                                                         (24,509)             (3,825)              (555)
                                                               ---------            --------           --------
                                                               $(149,395)            $58,300            $31,645
                                                               ---------            --------           --------

INCOME TAX PROVISION (BENEFIT)
Current
 Federal                                                       $       -             $   250              $ 650
 Foreign                                                           1,589               1,091              1,076
 State                                                               700                 800                800
                                                                  ------              ------             ------
  Total Current                                                    2,289               2,141              2,526
                                                                  ------              ------             ------
Deferred
 Federal                                                               -                   -              1,350
 Foreign                                                             711                 259               (376)
                                                                  ------              ------             ------
  Total Deferred                                                     711                 259                974
                                                                 -------              ------            -------
                 Total Tax Provision                           $   3,000             $ 2,400            $ 3,500
                                                                 -------              ------            -------

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under SFAS 109, the benefit associated with future deductible temporary differences is recognized if it is more likely than not that a benefit will be realized. The Company has recorded a valuation allowance that offsets substantially all deferred tax assets as of the end of each related year. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence. Principal components of the deferred tax assets and liabilities included on the balance sheet at September 26, 1998 and September 27, 1997 were as follows:




                                                                       AS OF
                                                       ---------------------------------------
IN THOUSANDS                                               SEPT. 26, 1998      SEPT. 27, 1997
----------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Inventory                                                       $ 10,278            $ 10,618
Operating expenses                                                44,732              54,218
Intercompany profit in inventory and fixed assets                  6,345               7,334
Depreciation                                                      12,110               5,933
Restructuring                                                     40,663               1,403
Stock option plans                                                 7,503               6,026
Interest on convertible debentures                                 1,940               1,842
Net operating losses                                             150,129             116,043
Tax credits                                                       19,090              17,696
                                                                --------            --------
 Gross deferred tax assets                                       292,790             221,113
Less: Valuation allowances                                       260,235             195,071
                                                                --------            --------
 Total deferred tax assets                                        32,555              26,042
                                                                --------            --------
DEFERRED TAX LIABILITIES
Capitalized software development costs                           (35,132)            (28,695)
Other                                                             (3,535)             (2,748)
                                                                --------            --------
 Total deferred tax liabilities                                  (38,667)            (31,443)
                                                                --------            --------
 Net deferred tax liabilities                                   $ (6,112)           $ (5,401)
                                                                --------            --------

Reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:

                                                                               YEAR ENDED
                                                        ---------------------------------------------------------
                                                            SEPT. 26, 1998      SEPT. 27, 1997    SEPT. 28, 1996
-----------------------------------------------------------------------------------------------------------------
U.S. Federal statutory rate                                     (35.0%)              35.0%             35.0%
State income taxes                                                0.5                 1.4               2.5
Net domestic and foreign
 losses without tax benefits                                     37.9                 3.7              15.0
Net operating loss carryforwards utilized                        (0.2)              (36.8)            (42.1)
Foreign income taxed at different rates                          (1.1)                0.4              (1.5)
Alternative minimum tax                                             -                 0.4               2.1
Other                                                               -                   -               0.1
                                                                 -----              -----             -----
Effective tax rate                                                2.1%               4.1%             11.1%
                                                                 -----   ---        -----             -----

The Company has U.S. Federal and foreign operating loss carryforwards of approximately $395 million and tax credit carryforwards of approximately $18 million. The operating loss carryforwards expire in the years 1999 through 2018. The operating loss carryforward expiring in 1999 is an immaterial amount. The tax credit carryforwards expire in the years 2000 through 2017.

Provision has not been made for U.S. or additional foreign taxes on approximately $89 million of undistributed earnings of foreign subsidiaries, as those earnings are considered to be permanently reinvested. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any. The amount of withholding tax that would be payable upon remittance of the entire amount of undistributed earnings would approximate $1.0 million.

NOTE 6.  DEBT

                                                                                AS OF
                                                                --------------------------------------
IN THOUSANDS                                                         SEPT. 26, 1998    SEPT. 27, 1997
------------------------------------------------------------------------------------------------------
6% Convertible Subordinated Notes due 2004                                 $212,750         $212,750
                                                                          ---------         --------


The 6% Convertible Subordinated Notes are convertible at the option of the holder, at any time prior to maturity, into shares of Common Stock of the Company at a conversion price of $26.194 per share, subject to adjustment for certain events. The Notes are subordinated to all Senior Indebtedness (as defined in an indenture under which the Notes were issued.) At any time on or after May 18, 2000, the Company may redeem the Notes at decreasing redemption prices; and they may be redeemed at the option of the holder if there is a Fundamental Change (as defined in the indenture) in the Company's operations. The indenture does not contain any financial covenants or any restrictions on the payment of dividends or the repurchase of the Company's securities. Deferred debt issuance costs at September 26, 1998 and September 27, 1997 of $4.8 and $5.6 million, respectively, are being amortized to interest expense over the life of the Notes. The Company does not have any maturity requirements for long-term debt for the next five fiscal years.

At September 26, 1998, the Company had a $45 million unsecured letter of credit and reimbursement facility with a group of banks. This facility is available for working capital, capital expenditures, permitted acquisitions, and to secure the issuance of letters of credit. It contains certain covenants, including restrictions on particular liens, other indebtedness, and certain investments. The interest rate for borrowings under the letter of credit and reimbursement facility is the lower of 1.375% per annum above LIBOR or the prime rate plus 0.25%. Commitment fees paid on available funds during fiscal years 1998 and 1997 were not material. There were $4.7 million and $5.0 million of letters of credit secured by the $45 million letter of credit and reimbursement facility at September 26, 1998 and September 27, 1997, respectively. During fiscal years 1998 and 1997, there were no borrowings under this facility. The facility has a duration of three years and expires on September 30, 2000.

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

Fair values for cash and temporary cash investments, marketable debt securities, accounts receivable, notes payable, accounts payable, and accrued expenses approximate carrying value at September 26, 1998 and September 27, 1997, due to the relatively short maturity of these financial instruments. The Company holds three publicly traded equity securities as part of its marketable securities portfolio. These securities are considered to be readily marketable and are classified as available-for-sale. The fair value of these marketable equity securities totaled $9.8 million and $4.0 million at September 26, 1998 and September 27, 1997, respectively. The fair value of investments and notes receivable, included in other assets, was $1.6 million and $4.0 million at September 26, 1998 and September 27, 1997, respectively, which is equal to their carrying values. The fair value of long-term debt, including debt due within one year, at September 26, 1998 and September 27, 1997 was $170.7 million and $267.8 million, respectively, compared to carrying values of $212.8 million for the years ended September 26, 1998 and September 27, 1997.

The Company enters into various forward contracts to limit its exposure to fluctuations in foreign currency exchange rates. As of September 26, 1998, in connection with the Company's foreign exchange hedging programs, the Company had entered into forward exchange contracts to purchase $81.5 million and to sell $153.7 million in various foreign currencies. The Company's exposure to credit risk is believed to be minimal since the counterparties are major financial institutions. The market risk exposure is limited to risk related to currency rate movements. As substantially all of these contracts were entered into shortly before year end, the fair value of outstanding contracts at September 26, 1998 approximates the original value of the forward contracts. Between September 26, 1998 and September 30, 1998, forward exchange contracts to purchase $81.5 million and to sell $78.0 million in various foreign currencies matured and were settled. The remaining contracts mature at various dates through January 27, 1999 and are not concentrated in any one currency.

The Company's temporary cash investments, marketable securities, and accounts receivable are subject to potential concentrations of credit risk. The Company's investment policies limit the amount of investments in a single institution and restrict investments to low-risk, highly liquid securities. Portions of the Company's trade receivables are concentrated in the U.S. government and in the healthcare industry. Management does not believe that the Company is subject to any unusual risk beyond the normal credit risk attendant to operating its business. Ongoing credit evaluations of customers' financial condition are performed, and generally, collateral is not required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

In the normal course of business, the Company enters into certain sales-type lease arrangements with customers. These leases are generally sold to third-party financing institutions. A portion of these arrangements contains certain recourse provisions under which the Company remains liable. The Company's maximum exposure under the recourse provisions was approximately $15.3 million, net of related reserves. A portion of this contingent obligation is collateralized by security interests in the related equipment. The fair value of the recourse obligation at September 26, 1998 was not determinable as no market exists for these obligations.

LEASE COMMITMENTS. Lease agreements are primarily for sales and service offices and the Company's corporate headquarters. The leases expire at various dates through 2015 and some contain options for renewal. Rental expense, including amounts charged against previously established restructuring reserves for vacant and sublet properties, was $28.9 million, $29.9 million, and $32.2 million for fiscal years 1998, 1997, and 1996, respectively.

Future minimum rental payments under existing non-cancelable operating leases as of September 26, 1998 are as follows:

FISCAL YEAR                           IN MILLIONS
-------------------------------------------------
1999                                    $ 20.7
2000                                      18.2
2001                                      15.4
2002                                      12.7
2003                                       9.9
Subsequent to 2003                        73.6
                                     ---------
                                        $150.5
                                     ---------

The majority of the leases contain escalation clauses which provide for increases in base rentals to recover increases in future operating costs. The future minimum rental payments shown above include base rentals, exclusive of any future escalation. Approximately $64.8 million, prior to amounts expected to be recovered through subleases, of the future minimum rental payments shown above relate to facilities which have been closed or are expected to be closed as the result of the Company's restructuring and cost reduction programs. A portion of the future rental obligations for these facilities, net of amounts expected to be recovered through existing and future subleases, has been accrued as part of the restructuring charges.

LITIGATION. The Company has been engaged in patent infringement litigation against IBM Corporation since November 1994. Two lawsuits, both in the discovery stages, are pending in the United States District Court for the District of Massachusetts in Worcester. The Company alleges that several IBM products, including the AS/400 midrange systems and the AS/400 RISC-based computer product line, infringe various Company patents. Both suits seek compensatory damages and, where appropriate, injunctive relief. IBM has answered both complaints, has denied the Company's infringement claims, and has interposed counterclaims alleging that the Company's AViiON and CLARiiON computer systems infringe IBM patents.

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

NOTE 8.  STOCKHOLDERS' EQUITY

The Company has 100,000,000 authorized shares of Common Stock. As of September 26, 1998, 49,898,000 shares of Common Stock have been issued, of which 209,000 shares with a cost of $5.9 million are held by the Company as treasury shares. As of September 27, 1997, 48,808,000 shares of Common Stock had been issued, of which 220,000 shares with a cost of $6.5 million were held by the Company as treasury shares.

The Company has 1,000,000 authorized shares of $.01 par value preferred stock. The Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock in such series and with such terms and conditions as the Board may determine. In connection with the adoption of the Company's Stockholder Rights Plan (see below), as of September 26, 1998, 600,000 shares of preferred stock had been designated as Series A Junior Participating Preferred Stock. No shares of preferred stock have been issued as of September 26, 1998.

Under the Stockholder Rights Plan adopted in 1986, as amended, a dividend of Stock Purchase Rights (the "Rights") was paid. The Rights enable common stockholders to purchase from the Company shares of Series A Junior Participating Preferred Stock under certain circumstances following the acquisition of, or attempt to acquire, 20% or more of the Company's Common Stock or a determination that an "adverse person" has purchased 15% or more of the Common Stock. The Rights also entitle common stockholders to purchase shares of the Company's or an acquirer's Common Stock at one-half of market value under circumstances which include certain transactions by or with a potential acquirer, including "adverse persons," and mergers and certain asset sales. The Rights may be redeemed by the Company under certain circumstances.

NOTE 9.  STOCK PLANS

The Company adopted SFAS 123, "Accounting for Stock-Based Compensation" in fiscal 1997. As permitted by SFAS 123, the Company continues to measure compensation cost in accordance with APB Opinion Number 25 and related Interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans, including the employee stock purchase plan, been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro-forma amounts indicated below:


                                                                                 YEAR ENDED
                                                      --- ---------------------------------- -----------------
                                                        SEPT. 26, 1998      SEPT. 27,1997     SEPT. 28, 1996
                                                      ------------------- ------------------ -----------------
Net income (loss) (in thousands)       As reported        $(152,395)           $55,900           $28,145
                                       Pro forma          $(158,790)           $52,473           $26,161

Diluted earnings (loss) per share      As reported         $(3.11)              $1.26              $0.68
                                       Pro forma           $(3.24)              $1.19              $0.64


The effect on net income (loss) and earnings (loss) per share is not expected to be indicative of the effects in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                          YEAR ENDED
                                                      ------------------- ------------------------------------
                                                        SEPT. 26,1998      SEPT. 27, 1997     SEPT. 28, 1996
                                                      ------------------- ------------------ -----------------
Expected volatility                                         41.22%             38.75%             42.91%
Risk-free interest rate                                       5.6%               5.9%               5.6%
Expected life of options in years                             3.9                4.2                4.2
Expected dividend yield                                         -                  -                  -


During fiscal years 1998, 1997, and 1996, the weighted average grant-date fair value of options granted was $8.31, $10.73, and $6.09 per share, respectively, and the exercise price of options granted was $11.46, $11.70, and $8.65 per share, respectively.

EMPLOYEE STOCK OPTION PLANS. As of September 26, 1998 the Company had three employee stock option plans that authorize the grant of either incentive stock options or non-qualified stock options to key employees to purchase up to 21,500,000 shares of Common Stock. For incentive options, the purchase price is equal to the fair market value on the date of grant. For non-qualified options, the purchase price is determined by the plan committees within limits as set forth in the plans. Options granted under the plans generally are immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the Company at their original purchase price. The periods over which restrictions lapse are determined by the plan committees. Options may expire up to ten years after date of grant.

A summary of the status of these stock option plans as of September 26, 1998, September 27, 1997, and September 28, 1996 and changes during the years ending on those dates is presented as follows:


                                                                            NUMBER                   WTD.
                                                                           OF OPTIONS             AVG. PRICE
                                                                             (000's)               PER SHARE
-------------------------------------------------------------------------------------------------------------
Outstanding, September 30, 1995                                               5,442                    $5.49

  Options granted                                                               624                    $6.43
  Options exercised                                                            (958)                   $4.25
  Options canceled                                                             (298)                   $5.63
                                                                             ------
Outstanding, September 28, 1996                                               4,810                    $5.88

  Options granted                                                             1,274                    $9.40
  Options exercised                                                          (1,900)                   $5.39
  Options canceled                                                             (151)                   $6.14
                                                                             ------
Outstanding, September 27, 1997                                               4,033                    $7.22

  Options granted                                                             1,885                   $12.32
  Options exercised                                                            (390)                   $5.14
  Options canceled                                                             (334)                   $8.18
                                                                             ------
Outstanding, September 26, 1998                                               5,194                    $9.16

Exercisable, September 26, 1998                                               1,812                    $7.05

Options reserved for future grants, September 26, 1998                        3,351


The following table summarizes information about these plans at September 26, 1998:

                                                                                           Options
                                       Options Outstanding                           Currently Exercisable
                         -------------------------------------------------    -----------------------------
                                             Wtd. Avg.
Exercise                      No. of       Contractual          Wtd. Avg.       No. of           Wtd. Avg.
Price Range                  Options   Life (in years)           Exercise       Options     Exercise Price
                             (000's)                            Price           (000's)
----------------------- ------------- ----------------- ------------------ -- ---------- ------------------
$1.06 - $3.97                    384              6.14              $3.27           255              $3.19
$4.00 - $7.94                  2,326              7.44              $6.09           785              $5.09
$8.00 - $20.00                 2,484              7.81             $12.96           772             $10.31


1998 EMPLOYEE STOCK OPTION PLAN. On November 4, 1998, the Board of Directors established a fourth employee stock option plan (the "1998 Plan"). The 1998 Plan is a broadly based plan in which all employees of the Company are eligible to participate. The 1998 Plan authorizes the grant of stock options to employees to purchase up to 2,500,000 shares of Common Stock. The purchase price per share is at the discretion of the 1998 Employee Stock Option Plan Committee appointed by the Board of Directors, but shall not be lower than 25% of the fair market value of the Company's Common Stock on the date of grant or 50% of the Company's book value per share of the Common Stock as of the fiscal year end preceding the date of grant. Options granted under the plan are generally immediately exercisable and include restrictions against disposition of the shares and a requirement, upon termination of employment, to offer unvested shares for resale to the Company at their original purchase price. The periods over which restrictions lapse is determined by the Board of Directors or the 1998 Employee Stock Option Plan Committee. Options may expire up to ten years after date of grant.

EMPLOYEE QUALIFIED STOCK PURCHASE PLAN. This plan covers substantially all employees and authorizes the issuance of a maximum of 11,100,000 shares of Common Stock upon exercise of nontransferable options granted semiannually. The options are exercisable six months after grant, at the lower of 85% of market value at the beginning or end of the six-month period, through accumulation of payroll deductions of up to 10% of each participating employee's regular base pay at the beginning of each period. During fiscal 1998, options were exercised to purchase 682,000 shares at an average price of $12.18 per share. Unissued shares of Common Stock reserved for future issuance under this plan were 1,598,000 shares at September 26, 1998 and 2,280,000 shares at September 27, 1997.

1994 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. This plan authorizes the grant of an option to purchase 4,000 shares of Common Stock to each non-employee director on the date of the director's annual election(s) to the Board of Directors. The exercise price of options granted is 100% of the closing price per share of Common Stock on the date of grant. An aggregate of 150,000 shares of Common Stock may be issued under the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the Company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant.

During fiscal 1998,  1997,  and 1996,  24,000,  28,000,  and 24,000 options were granted at a weighted average price of $15.44, $20.30, and $15.75 per share, respectively. During fiscal 1998 and 1997, options were exercised to purchase 16,000 and 11,000 shares at a weighted average price of $12.69 and $9.12 per share, respectively. There were no options exercised during fiscal year 1996. There were no options canceled during fiscal years 1998, 1997, and 1996. Options to purchase 89,000, 81,000, and 64,000 shares at a weighted average price of $15.18, $14.61, and $11.17 per share, respectively, were outstanding at the end of fiscal 1998, 1997, and 1996. As of September 26, 1998, the 89,000 options outstanding in this plan have exercise prices between $8.39 and $33.31, with a weighted average remaining contractual life of 7.9 years, and 29,000 shares were exercisable at a weighted average price of $12.72 per share. There were 34,000 shares reserved for future grants at September 26, 1998.

1998 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. On November 4, 1998, the 1998 Non-Employee Director Stock Option Plan was approved. This plan authorizes the grant of an option to purchase 7,500 shares of Common Stock reduced by the number of shares available for purchase under options granted from the 1994 Non-Employee Director Stock Plan described above on the date of the director's annual election(s) to the Board of Directors. The exercise price of options granted is 100% of the closing price per share of Common Stock on the date of grant. An aggregate of 150,000 shares of Common Stock may be issued under the plan. The Board of Directors has reserved 150,000 of the Company's treasury shares to utilize under this plan. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the Company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant.

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK OPTION PLAN. This plan authorized the grant of an option to purchase 4,000 shares of Common Stock to each non-employee director upon the director's initial election to the Board of Directors. The exercise price of options granted is the lesser of 50% of the book value per share of Common Stock at the end of the fiscal year preceding the date of grant or 25% of the fair market value per share on the date of grant. An aggregate of 32,000 shares of Common Stock may be issued under the plan. Options granted are immediately exercisable and include restrictions against disposition of the shares. Should the optionee cease to serve as a director, except under certain circumstances, any restricted shares must be offered to the Company at their original purchase price. Restrictions lapse cumulatively to the extent of 25% of the grant on each anniversary of the date of grant.

During fiscal year 1998 and 1996, options were exercised to purchase 2,000 and 4,000 shares, respectively, at a weighted average price of $4.38 per share. There were no options exercised in fiscal 1997. There were no options canceled during fiscal years 1998, 1997, and 1996. At September 26, 1998, options to purchase 8,000 shares at exercise prices between $1.81 and $2.66, with a weighted average remaining contractual life of 6.0 years, were outstanding, and 7,000 shares were exercisable at a weighted average price of $2.17 per share. This plan terminated on December 31, 1994. Outstanding options can be exercised until their expiration date. No new options can be issued.

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

The components of net pension expense are as follows:

                                                                      YEAR ENDED
                                              ------------------------------------------------------------
IN THOUSANDS                                       SEPT. 26, 1998      SEPT. 27, 1997      SEPT. 28, 1996
----------------------------------------------------------------------------------------------------------
Service cost                                             $ 9,992             $ 7,886             $ 7,468
Interest on projected benefit obligation                  16,981              14,127              12,736
Actual return on plan assets                               4,080             (32,325)            (14,362)
Deferral of net actuarial gains/(loss) and
  amortization of transition surplus and
  prior service cost                                     (23,861)             17,261               2,283
Special termination benefit charge                         1,044                   -                   -
Curtailment loss, net of settlement gain                   1,197                 316                 (50)
                                                         -------             -------             -------
Net pension expense                                      $ 9,433             $ 7,265             $ 8,075
                                                         -------             -------             -------


The funded status of the plans is as follows:

                                                                                     AS OF
                                                                      -------------------------------------
IN THOUSANDS                                                              SEPT. 26, 1998    SEPT. 27, 1997
-----------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS
  Vested benefit obligation                                                    $240,339          $174,673
                                                                               --------          --------
  Accumulated benefit obligation                                               $252,334          $183,164
                                                                               --------          --------
  Projected benefit obligation                                                 $274,216          $203,070
Market value of plan assets                                                     213,472           192,424
                                                                               --------          --------
Excess of projected benefit obligation over plan assets                          60,744            10,646
Unrecognized actuarial gain/(loss)                                              (38,277)           15,560
Unrecognized prior service cost                                                 (23,388)          (16,561)
Unrecognized transition surplus, net                                              5,402             6,236
                                                                               --------          --------
Net pension liability included in current and other liabilities                 $ 4,481          $ 15,881
                                                                               --------          --------

ASSUMPTIONS USED IN COMPUTING THE FUNDED
STATUS OF THE PLANS
  Weighted average discount rate                                                  6.96%             7.63%
  Expected long-term weighted average rate of return of assets                    9.28%             9.41%
  Weighted average rate of increase in compensation levels                        4.00%             4.16%


As of October 1, 1997, the U.S. plan was amended to change the benefit for creditable service prior to October 1, 1997 to 1 1/2% of a participant's average base pay on October 1, 1997. The benefit formula for future service did not change. The update generally resulted in increased benefits to participants with creditable service prior to October 1, 1997.

As of September 26, 1998, the Company recorded a liability of $26.7 million to recognize the accumulated benefit obligation in excess of plan assets and an intangible asset of $20.4 million equal to the amount of unrecognized prior service cost for the U.S pension plan. The amount of the accumulated benefit obligation in excess of the intangible asset of $6.3 million has been recorded as a separate component of stockholders' equity.

The Company also has foreign defined contribution pension plans. Total pension cost charged to expense for these plans was $2.3 million in fiscal 1998, and $1.6 million in both fiscal years 1997 and 1996.

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

The components of net periodic post-retirement benefit cost are as follows:

                                                                     YEAR ENDED
                                              ----------------------------------------------------------
IN THOUSANDS                                       SEPT. 26, 1998     SEPT. 27, 1997     SEPT. 28, 1996
--------------------------------------------------------------------------------------------------------
Service cost                                               $  325             $  296            $  293
Interest on projected benefit obligation                      722                687               655
Actual return on plan assets                                    7                (26)              (56)
Deferral of net actuarial gains and
  amortization of transition surplus and
  prior service cost                                          288                247               282
                                                           ------             ------            ------
Net pension expense                                        $1,342             $1,204            $1,174
                                                           ------             ------            ------

The funded status of the plan is as follows:

                                                                                       AS OF
IN THOUSANDS                                                               SEPT. 26, 1998     SEPT. 27, 1997
-------------------------------------------------------------------------------------------------------------
ACCUMULATED POST-RETIREMENT BENEFIT OBLIGATION
  Retirees                                                                         $4,464             $4,273
  Fully eligible active plan participants                                           1,370              1,206
  Other active plan participants                                                    4,637              4,085
                                                                                   ------             ------
Total accumulated post-retirement benefit obligation                               10,471              9,564
Market value of plan assets                                                           301                 88
                                                                                   ------             ------
Excess of accumulated post-retirement benefit obligation
  over plan assets                                                                 10,170              9,476
Unrecognized transition obligation                                                 (1,973)            (2,292)
Unrecognized prior service cost                                                      (603)              (719)
Unrecognized actuarial gain                                                           662              1,293
                                                                                   ------             ------
Net post-retirement benefit liability included
  in current and other liabilities                                                 $8,256             $7,758
                                                                                   ------             ------

ASSUMPTIONS USED IN COMPUTING THE FUNDED
STATUS OF THE PLAN
  Weighted average discount rate                                                     7.25%             7.75%
  Expected long-term weighted average rate of return of assets                      10.00%            10.00%


For participants who receive full retiree medical benefits, the medical premium rates were assumed to increase at 7% for fiscal 1998 and thereafter. A 1% increase in the medical trend rate would not have a significant impact on the accumulated post-retirement benefit obligation as of September 26, 1998.


NOTE 11.  EARNINGS PER SHARE

In the first quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." The following data show the amounts used in computing earnings (loss) per share and the effect on income (loss) and the weighted average number of shares of potentially dilutive common stock.


                                                                       YEAR ENDED
                                         -------------------------------------------------------------------------------
                                              SEPT. 26, 1998            SEPT. 27, 1997               SEPT. 28, 1996
                                         -------------------------  -------------------------  -------------------------
                                         (LOSS)   SHARES PER-SHARE  INCOME   SHARES PER-SHARE  INCOME   SHARES PER-SHARE
IN  THOUSANDS, EXCEPT PER-SHARE          (NUM.)   (DEN.)    AMOUNT  (NUM.)   (DEN.)    AMOUNT  (NUM.)   (DEN.)   AMOUNT
AMOUNTS                                  -------------------------  -------------------------  -------------------------

BASIC EARNINGS (LOSS) PER SHARE
Net  income  (loss)   available  to
common stockholders                    $(152,395) 49,038   $(3.11) $55,900   41,347     $1.35 $28,145   38,769    $0.73

EFFECT OF DILUTIVE SECURITIES
Stock options                                  -       -                 -    2,868                 -    2,326

DILUTED EARNINGS (LOSS) PER SHARE
Net  income  (loss)   available  to
common   stockholders  and  assumed
conversions                            $(152,395) 49,038   $(3.11) $55,900   44,215     $1.26 $28,145   41,095    $0.68
                                       ---------  ------   ------- -------   ------     ----- -------   ------    -----



For the years ended September 26, 1998, September 27, 1997, and September 28, 1996, the assumed conversion of convertible debentures, giving effect to the incremental shares and the adjustment to reduce interest expense, is anti-dilutive and has, therefore, been excluded from the computation. For the year ended September 26, 1998, the assumed exercise of stock options, giving effect to the incremental shares is anti-dilutive and has been excluded from the calculation.

NOTE 12.  GEOGRAPHIC SEGMENT DATA

The Company's operations involve a single industry segment - the design, manufacture, sale, and support of multi-user computer systems, servers, and mass storage devices. Financial information, summarized by geographic area, is presented below.


                                                                      OTHER
IN THOUSANDS                     UNITED STATES      EUROPE    INTERNATIONAL   ELIMINATIONS     CONSOLIDATED
------------------------------------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER  26, 1998
Total revenues
  Unaffiliated customers           $1,057,684      $286,362       $118,063                      $1,462,109
  Inter-area transfers                121,531            -          23,933      $(145,464)               -
                                   ----------      --------       --------      ----------      ----------
     Total                         $1,179,215      $286,362       $141,996      $(145,464)      $1,462,109
                                   ----------      --------       --------      ----------      ----------
Restructuring Charge               $   49,660      $ 26,927       $  5,813              -       $   82,400
                                   ----------      --------       --------      ----------      ----------
Loss from operations               $ (118,356)     $(23,841)      $ (5,145)     $  (1,279)      $ (148,621)
                                   ----------      --------       --------      ----------      ----------
Identifiable assets                $  616,740      $216,296       $ 85,632      $ (82,704)      $  835,964
                                   ----------      --------       --------      ----------
Corporate assets                                                                                   229,100
                                                                                                ----------
     Total assets                                                                               $1,065,064
                                                                                                ----------

YEAR ENDED SEPTEMBER  27, 1997
Total revenues
  Unaffiliated customers           $1,133,230      $273,838       $126,101                      $1,533,169
  Inter-area transfers                115,620             -         29,608      $(145,228)               -
                                   ----------      --------       --------     -----------      ----------
     Total                         $1,248,850      $273,838       $155,709      $(145,228)      $1,533,169
                                   ----------      --------       --------     -----------      ----------
 Income (loss) from operations     $   70,274      $ (5,031)      $ (4,563)     $   2,493       $   63,173
                                   ----------      --------       --------     -----------      ----------
 Identifiable assets               $  684,899      $184,554       $ 94,684      $(129,523)      $  834,614
                                   ----------      --------       --------     -----------
 Corporate assets                                                                                  300,254
                                                                                                ----------
    Total assets                                                                                $1,134,868
                                                                                                ----------


YEAR ENDED SEPTEMBER  28, 1996
Total revenues
  Unaffiliated customers           $  941,916      $263,461       $116,873                      $1,322,250
  Inter-area transfers                120,810             -         26,497      $(147,307)               -
                                   ----------      --------       --------      ----------      ----------
     Total                         $1,062,726      $263,461       $143,370      $(147,307)      $1,322,250
                                   ----------      --------       --------      ----------      ----------
 Income (loss) from operations       $ 42,277      $  3,054        $(9,613)     $   1,559       $  37,277
                                    ---------      --------       --------      ----------      ----------
 Identifiable assets               $  562,845      $177,903        $88,614      $(106,897)      $  722,465
                                   ----------     ---------       --------      ----------
 Corporate assets                                                                                  137,978
                                                                                                ----------
    Total assets                                                                                $  860,443
                                                                                                ----------

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

Total liabilities of international subsidiaries, before intercompany eliminations, were $252.3 million as of September 26, 1998 and $247.2 million as of September 27, 1997. Cumulative retained earnings of international subsidiaries were $94.1 million as of September 26, 1998 and $87.7 million as of September 27, 1997.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF DATA GENERAL CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of Data General Corporation and its subsidiaries at September 26, 1998 and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 26, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
October 28, 1998

SUPPLEMENTAL FINANCIAL INFORMATION


QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              FIRST       SECOND          THIRD        FOURTH     FISCAL
IN MILLIONS, EXCEPT PER SHARE AMOUNTS       QUARTER      QUARTER        QUARTER       QUARTER       YEAR
-----------------------------------------------------------------------------------------------------------
FISCAL 1998
Total revenues                               $365.3        $361.8        $351.3        $383.7    $1,462.1
Total cost of revenues                        249.3         253.8         304.2         264.2     1,071.5
Net income (loss)                               3.5          (4.5)       (155.1)          3.7      (152.4)
Net income (loss) per share                   $0.07        $(0.09)       $(3.15)        $0.07      $(3.11)

FISCAL 1997
Total revenues                               $348.5        $389.3        $391.3        $404.1     $1,533.2
Total cost of revenues                        229.5         260.8         260.9         270.4      1,021.6
Net income                                     10.4          13.8          14.7          17.0         55.9
Net income per share                          $0.25         $0.32         $0.34         $0.35        $1.26



STOCK PRICE RANGE

The principal markets on which the Company's stock is traded are the New York Stock Exchange ("NYSE") under the symbol "DGN," and the London Stock Exchange. The table below shows the range of reported last sale prices on the NYSE for the Company's Common Stock during each quarterly period for the last two fiscal years.



                                                             FISCAL 1998                       FISCAL 1997
                                                     -------------------------         -------------------------
                                                         HIGH          LOW                 HIGH         LOW
----------------------------------------------------------------------------------------------------------------
First quarter                                               27       16 5/16              15 5/8           13
Second quarter                                         21 5/16      13 13/16              20 3/8       14 1/2
Third quarter                                           19 1/8       14 1/16              26 1/2       15 5/8
Fourth quarter                                        15 15/16        7 7/16              37 1/4       25 3/4


DIRECTORS AND SENIOR MANAGEMENT

DATA GENERAL CORPORATION

Frederick R. Adler                Director, Chairman of the Executive Committee;
                                  of counsel to Fulbright & Jaworski L.L.P.
                                  Attorneys at Law, New York, New York

Ethan Allen Jr.                   Senior Vice President and General Manager,
                                  AViiON Enterprise Server Division

Stephen P. Baxter                 Vice President, Europe/Pacific

Ferdinand Colloredo-Mansfeld      Director; Chairman of the Board and Chief
                                  Executive Officer, Cabot Industrial Trust,
                                  Boston, Massachusetts

Jeffrey M. Cunningham             Director; Business Consultant

William J. Cunningham             Senior Vice President, Manufacturing,
                                  Information Management, and Customer Services

Arthur W. DeMelle                 Senior Vice President; Chief Financial Officer

Jacob Frank                       Vice President and General Counsel

John J. Gavin Jr.                 Vice President; Controller

Joel Schwartz                     Senior Vice President and General Manager,
                                  CLARiiON Advanced Storage Division

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

Ronald L. Skates                  President and Chief Executive Officer;
                                  Director

W. Nicholas Thorndike             Director; Corporate Director and Trustee

Donald H. Trautlein               Director; Retired Chairman, Bethlehem Steel
                                  Corporation, Bethlehem, Pennsylvania

Richard L. Tucker                 Director; Managing Director, Trinity
                                  Investment Management Corporation, Boston,
                                  Massachusetts


FACILITIES

Data General does business in more than 70 countries through direct sales, subsidiaries, distributors, and representatives. The company has approximately 220 sales and service offices. Major administrative, development, manufacturing, and support facilities, and subsidiaries' headquarters locations are listed below.

FACILITY LOCATION

Westborough, Massachusetts      corporate  headquarters; administration; product
(512,000/Leased)                development; special systems

Southborough, Massachusetts     manufacturing service division;  software
(545,000)                       reproduction; distribution center; equipment
                                refurbishment; major unit repair; custom product manufacturing; field engineering services and logistics; and the CLARiiON Storage Division

Apex, North Carolina            assembly,  test and systems integration facility
(388,000)

Research Triangle Park,         advanced systems research and development
North Carolina
(174,000)

Duluth, Georgia                 customer support center
(86,000/Leased)

Mississauga, Ontario, Canada    sales; field engineering; administration
(32,000/Leased)*

Etobicoke, Ontario, Canada      product repair center
(18,000/Leased)

Chihuahua, Mexico               product repair center
(55,000/Leased)

Schwalbach, Germany             sales; customer education; services
(23,000/Leased)

Brentford, England              sales; services; administration; customer
(120,000/Leased)**              education

Manila, Philippines             power supply and transformer manufacturing;
(68,000)                        communications products assembly and test

Melbourne, Australia            product repair center; logistics and equipment
(31,000/Leased)                 refurbishment

SUBSIDIARY HEADQUARTERS

Canada                          Toronto/Mississauga

ASIA/PACIFIC
Australia                       Sydney
Hong Kong
Japan                           Tokyo
Korea                           Seoul
Malaysia                        Kuala Lumpur
New Zealand                     Wellington
Singapore
Thailand                        Bangkok

EUROPE
Austria                         Vienna
Belgium                         Brussels
Denmark                         Copenhagen/Smedeholm
France                          Paris/Velizy
Germany                         Frankfurt/Schwalbach
Italy                           Milan
Netherlands                     Amsterdam
Norway                          Oslo/Voyenenga
Spain                           Madrid
Sweden                          Stockholm/Kista
Switzerland                     Zurich
United Kingdom and Ireland      London/Brentford

LATIN AMERICA
Argentina                       Buenos Aires
Brazil                          Sao Paulo
Chile                           Santiago
Mexico                          Monterrey
Peru                            Lima
Puerto Rico                     San Juan
Venezuela                       Caracas

*  Includes 6,000 square-feet of sub-leased space.
** Includes 42,000 square-feet of sub-leased space.

                             CORPORATE INFORMATION


CORPORATE HEADQUARTERS              Data General Corporation
                                    4400 Computer Drive
                                    Westborough, Massachusetts 01580
                                    508-898-5000

LEGAL COUNSEL                       Fulbright & Jaworski L.L.P.
                                    New York, New York

INDEPENDENT ACCOUNTANTS             PricewaterhouseCoopers LLP
                                    Boston, Massachusetts

DEBENTURE TRUSTEE                   The Bank of New York
                                    Corporate Trust Office
                                    101 Barclay St., Floor 21 West
                                    New York, New York 10286

TRANSFER AGENT AND REGISTRAR        The Bank of New York
                                    800-524-4458
                                    Address Shareholder Inquiries to:
                                    The Bank of New York
                                    Shareholder Relations Department - 11E
                                    Post Office Box 11258
                                    Church Street Station
                                    New York, New York 10286

                                    Send Certificates For Transfer and Address
                                    Changes to:
                                    The Bank of New York
                                    Receive and Deliver Department - 11W
                                    Post Office Box 11002
                                    Church Street Station
                                    New York, New York 10286

STOCK EXCHANGE LISTING              New York Stock Exchange
                                    London Stock Exchange
                                    Unlisted trading privileges on Boston,
                                    Midwest, Philadelphia, Pacific, and
                                    Cincinnati exchanges

TRADING SYMBOL                      DGN
                                    Listed
                                    NYSE

ANNUAL MEETING                      The Annual Meeting of Stockholders will be
                                    held at 1:00 p.m., January 27, 1999, in the Enterprise Room, State Street Bank Building,
                                    225 Franklin Street, Boston, Massachusetts.

NUMBER OF STOCKHOLDERS              As of September 26, 1998, there were
                                    approximately 10,500 stockholders of record.
                                    This number excludes individual stockholders holding stock under nominee security position listings

DIVIDEND POLICY                     No cash  dividends  have been declared  or
                                    paid  by  the  Company since  its inception.
                                    It is the policy of the Company to retain any cash flow for future business expansion.
                                    The Company anticipates no changes in this policy in the foreseeable future.

PUBLISHED INFORMATION               The  Company's Annual Report,Interim
                                    Reports, Form 10-K, and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission, and other published information are available on request to:
                                       Investor Relations Department
                                       Data General Corporation
                                       4400 Computer Drive, Mail Stop 9S/22
                                       Westborough, Massachusetts 01580

                                    Published information, as well as mailed or faxed copies of quarterly financial press releases, can be obtained by calling 1-800-941-2382.

                                    All information is available on Data
                                    General's internet web site at www.dg.com.
                                    In the section titled "About Data General," select"Financial Information for Investors."

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

This report contains forward-looking statements under the captions "To Our Stockholders, Customers, and Employees" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which reflect Management's current views of future events and financial performance. These forward-looking statements involve risks and uncertainties, and are based upon many assumptions and factors, including the effects of period-to-period fluctuations, OEM inventory positions, and new product development and marketing. Many of these factors are discussed in the Company's Securities and Exchange Commission filings, including its annual report on Form 10-K for the year ended September 26, 1998. Any changes in such assumptions or factors could produce significantly different results.



                                  Data General
               An Equal Opportunity / Affirmative Action Employer
                   Making a Commitment to Workforce Diversity

AViiON, CLARalert, CLARiiON, Cluster-in-a-Box, DG/UX, DG/ViiSION, ECLIPSE, Navisphere, and VALiiANT are registered trademarks; AVFlex, DG/UX Cluster, Exchange-in-a-Box, Multidimensional Storage Architecture, NTerprise Manager, QuickClusters, TermServer-in-a-Box, and THiiN are trademarks; and OMNiiCARE, NTAlert and REPAIRiiON are service marks of Data General Corporation. Intel, the Intel Inside logo and Pentium are registered trademarks and Xeon is a trademark of Intel Corporation. Microsoft and Windows NT are registered trademarks of Microsoft Corporation.

All other brand and product names may be trademarks or registered trademarks of their respective holders.

The terms and conditions governing the sale of Data General hardware products and services, and the licensing of Data General software consist solely of those set forth in the written contracts between Data General and its customers. The materials contained herein are summary in nature, subject to change, and intended for general information only. Details and specifications regarding Data General equipment, services, and software are included in the applicable technical manuals, available from local sales representatives. All rights reserved. Printed in the U.S.A.

(BACK COVER)
How to contact Data General

World Wide Web

www.dg.com

E-Mail

info@dg.co

Mail, Telephone, FAX

Worldwide Headquarters
Data General Corporation
4400 Computer Drive
Westborough, Massachusetts 01580
Telephone: 508-898-5000
Literature Requests: 1-800-DATA-GEN
FAX: 508-898-7568

European Headquarters
Data General Europe
Data General Tower
Great West Road, Brentford
Middlesex TW8 9AN
United Kingdom
Telephone: +44 (0)181.758.6000
FAX: +44 (0)181.758.6950

Asia/Pacific Headquarters
Data General Ltd.
11/F Southwest Wing
Warwick House
Taikoo Place, 979 Kings Road
Quarry Bay, Hong Kong, China
Telephone: (852) 2599-6688
FAX: (852) 2506-0221

Latin American Headquarters
Data General Corporation
3400 Computer Drive
Westborough, Massachusetts 01580
Telephone: 508-898-6680
FAX: 508-898-7924

012-005183-00  Copyright (C) Data General Corporation, 1998.